                                                FILED PURSUANT TO RULE 424(b)(4)
                                                      REGISTRATION NO. 333-35411

PROSPECTUS
                                9,000,000 SHARES
                       [LOGO OF METRO-GOLDWYN-MAYER INC.]
                            METRO-GOLDWYN-MAYER INC.
                                  COMMON STOCK
                               ----------------
  All of the shares of the common stock, $.01 par value per share (the "Common Stock"), offered hereby are being sold by Metro-Goldwyn-Mayer Inc. ("MGM" or the "Company"). Of the 9,000,000 shares offered by the Underwriters, 7,200,000 shares will be offered initially in the United States and Canada (the "U.S. Offering") by the U.S. Underwriters and 1,800,000 shares will be offered initially outside the United States and Canada (the "International Offering" and, collectively, with the U.S. Offering, the "Offering") by the International Underwriters (collectively, with the U.S. Underwriters, the "Underwriters"). The Company has granted the U.S. Underwriters and the International Underwriters options to purchase up to an additional 864,000 and 216,000 shares, respectively, to cover over-allotments, if any. The public offering price and the underwriting discount per share will be identical for the U.S. Offering and the International Offering. See "Underwriting."

  Prior to the Offering, there has been no public market for the Common Stock. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. All information in this Prospectus gives effect to a recapitalization of the Company occurring immediately prior to the closing of the Offering and consisting of (i) the conversion of each share of the Company's Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock") into one share of the Common Stock (the "Series A Preferred Stock Conversion") and (ii) a subsequent 41.667 for 1 stock split of the Common Stock (the "Stock Split").

  Concurrently with the consummation of the Offering, Tracinda Corporation ("Tracinda") will purchase directly from the Company, at a price per share equal to the per share price to public, less the underwriting discount, 3,978,780 shares of the Common Stock, for an aggregate purchase price of $75 million (the "Tracinda Purchase"). The Underwriters will not participate in, or receive any discount or commission on, the sale of the Common Stock to Tracinda in the Tracinda Purchase.

  The Common Stock has been approved for listing (subject to official notice of issuance) on the New York Stock Exchange (the "NYSE") under the symbol "MGM."

  Following the Offering and the Tracinda Purchase, Tracinda, Seven Network Limited, the directors and officers of the Company and affiliates thereof will beneficially own approximately 86.5% of the Common Stock and, therefore, will be able to control all actions requiring a vote of the stockholders, including the election of directors. The Company does not expect to be profitable for at least several years.

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                       UNDERWRITING PROCEEDS TO
                                       PRICE TO PUBLIC DISCOUNT(1)   COMPANY(2)
--------------------------------------------------------------------------------
Per Share.............................     $20.00         $1.15        $18.85
--------------------------------------------------------------------------------
Total(3)..............................  $180,000,000   $10,350,000  $169,650,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses estimated at approximately $4,650,000 payable by the Company.
(3) The Company has granted the U.S. Underwriters and the International Underwriters options, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 864,000 and 216,000 shares of Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $201,600,000, $11,592,000 and $190,008,000, respectively.
                               ----------------
  Merrill Lynch & Co. is acting as book running lead manager for the Offering. Merrill Lynch & Co. and J.P. Morgan & Co. are acting as joint lead managers.
The shares of the Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the delivery of the shares will be made in New York, New York on or about November 18, 1997.
                               ----------------
MERRILL LYNCH & CO.                                            J.P. MORGAN & CO.
                              Joint Lead Managers
                               ----------------
BEAR, STEARNS & CO. INC.                                             FURMAN SELZ
                               ----------------

               The date of this Prospectus is November 12, 1997.

  Information in this Prospectus contains forward-looking statements which can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "intend," "estimate" or "continue" or the negative thereof or comparable terminology. The matters set forth under the caption "Risk Factors" in the Prospectus constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

  The Company intends to furnish to its stockholders annual reports containing consolidated financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING TRANSACTIONS EFFECTED ON THE NYSE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               ----------------

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the historical and pro forma financial statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus. Throughout this Prospectus, except where the context otherwise requires, the "Company" refers collectively to Metro-Goldwyn-Mayer Inc. and its direct and indirect subsidiaries. Unless otherwise indicated, all information in this Prospectus gives effect to the recapitalization of the Company occurring immediately prior to the closing of the Offering and consisting of (i) the Series A Preferred Stock Conversion and (ii) the Stock Split. Unless otherwise indicated, all information in this Prospectus assumes no exercise of (i) stock options outstanding as of the date of this Prospectus to purchase 8,009,454 shares of the Common Stock or (ii) the Underwriters' over-allotment options for 1,080,000 shares.

                                  THE COMPANY

COMPANY OVERVIEW

  The Company is engaged primarily in the development, production and worldwide distribution of theatrical motion pictures and television programs. The Company, including Metro-Goldwyn-Mayer Studios Inc. (formerly known as Metro-Goldwyn-Mayer Inc.) ("MGM Studios"), United Artists Corporation ("UA"), Orion Pictures Corporation ("Orion"), Goldwyn Films Inc. ("Goldwyn") and its other subsidiaries, is one of only seven major film and television studios worldwide. With approximately 4,000 film titles and over 8,200 episodes of television programming, the Company's library (the "Library") constitutes the largest collection of post-1948 feature films in the world. Motion pictures in the Library have won over 185 Academy Awards, including Best Picture Awards for Annie Hall, The Apartment, The Best Years of Our Lives, Dances With Wolves, The Deer Hunter, Hamlet, In the Heat of the Night, Marty, Midnight Cowboy, Platoon, Rain Man, Rocky, Silence of the Lambs, Tom Jones and West Side Story. The Library also includes 17 titles in the James Bond film franchise, five titles in the Rocky film franchise and nine titles in the Pink Panther film franchise.

  Tracinda, Seven Network Limited ("Seven") and senior management of MGM Studios formed the Company to acquire all of the outstanding capital stock of MGM Studios and its subsidiaries, including UA, in October 1996 for an aggregate consideration of $1.3 billion (the "MGM Acquisition"). Tracinda is wholly-owned by Kirk Kerkorian. Seven is one of the largest television broadcast networks in Australia with stations in five major Australian metropolitan areas and one regional television station. Frank G. Mancuso, Chairman and Chief Executive Officer of MGM Studios since July 1993 and of the Company since its formation, has approximately 35 years of entertainment industry experience.

  In July 1997 the Company acquired all of the outstanding capital stock of Orion and its subsidiaries, including Goldwyn (the "Orion Companies"), from Metromedia International Group, Inc. (the "Orion Acquisition"). In connection with the Orion Acquisition, the Company obtained the film and television libraries of the Orion Companies consisting of approximately 1,900 film titles and 3,000 television episodes, nearly doubling the size of the Library to its current size of approximately 4,000 film titles and over 8,200 episodes of television programming. The Company also acquired 12 substantially completed theatrical motion pictures and five direct-to-video features. The Goldwyn cinema operations were excluded from the Orion Acquisition. See "Background of the Company."

BUSINESS STRATEGY

  The Company's goal is to enhance its position as a premier global entertainment content company by maximizing the value of its assets, including the Library and its film and television production units, under the direction of its experienced management team. To achieve this goal, the Company intends to:

  Build and Leverage the Library. The Company believes that the Library is its most powerful asset and that the Library will continue to generate relatively stable cash flows through the worldwide distribution of its titles.

Management intends to maximize the value of the Library by (i) producing new motion pictures and television programs that will not only be successful on their own, but will also increase the depth and breadth of the Library, (ii) aggressively marketing and repackaging the Library's titles, (iii) developing new distribution channels for delivering MGM branded programming, (iv) capitalizing on developments in technology and (v) further penetrating international markets as they grow. As opportunities arise, the Company may pursue strategic acquisitions, including acquisitions of additional titles or of new distribution channels for the Library. Additionally, the Company expects to benefit as certain rights to the Library that have been previously licensed to others revert to the Company over time. See "Business--Distribution."

  Develop, Produce and Distribute Theatrical Motion Pictures. Through Metro-Goldwyn-Mayer Pictures Inc. ("MGM Pictures") and United Artists Pictures Inc. ("UA Pictures"), the Company plans to produce or co-produce and distribute approximately ten to 12 motion pictures annually across a variety of genres. The Company intends to (i) actively manage its production and release schedules to maximize overall performance of those motion pictures, (ii) tightly control development and production expenditures while maintaining the artistic integrity required to develop and produce successful feature films and (iii) utilize the Library as an inexpensive source for sequels and remakes and the expansion of certain well-tested, familiar film franchises. Additionally, the Company plans to produce or acquire and release approximately four to six specialty motion pictures annually through Goldwyn. The Company also plans to distribute annually approximately four to six motion pictures produced by others.

  Develop, Produce and Distribute Television Programming. The Company intends to focus primarily on the development and production of series for pay television and the first-run syndication business by using its extensive Library as a source of ideas. Under its television programming strategy, the Company has generally been able to recover substantially all production costs for a series shortly following completion of production by obtaining up-front financial commitments from domestic pay television broadcasters for production of multiple episodes of the series and concurrently licensing the series in international markets. The Company also develops programs such as two-hour television movies and mini-series. The Company intends to allocate a portion of its future television production budget to producing series for network television.

  Leverage the MGM Brand Name. The Company believes that the MGM name and its lion logo are among the most recognized in the world. The Company intends to capitalize on the value inherent in its name and logo through the distribution of branded programming and the selective development of high-quality consumer products.

AMENDED CREDIT FACILITY

  In October 1997 the Company and its principal lenders amended and restated the Company's principal credit facilities into a single credit facility (the "Amended Credit Facility"). The Amended Credit Facility consists of a $400 million six year revolving facility, increasing to $600 million upon receipt by the Company of gross proceeds of at least $250 million from the issuance and sale of the Common Stock, including in connection with the Offering and the Tracinda Purchase, a $400 million seven and one-half year term loan and a $300 million eight and one-half year term loan. See "Financing Arrangements."

THE TRACINDA PURCHASE

  Concurrently with the consummation of the Offering, Tracinda will purchase directly from the Company, at a price of $18.85 per share (equal to the per share price to public, less the underwriting discount), 3,978,780 shares of the Common Stock, for an aggregate purchase price of $75 million (the "Tracinda Purchase"). The Underwriters will not participate in, or receive any discount or commission on, the sale of the Common Stock to Tracinda in the Tracinda Purchase.

  The principal executive offices of the Company are located at 2500 Broadway Street, Santa Monica, California 90404, and the Company's telephone number is
(310) 449-3000. Metro-Goldwyn-Mayer, MGM, United Artists, UA and Orion, among others, are registered trademarks of the Company.

                                  THE OFFERING

  Of the 9,000,000 shares of Common Stock being offered hereby by the Company, 7,200,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters and 1,800,000 shares are being offered initially outside the United States and Canada by the International Underwriters. See "Underwriting."

Common Stock offered(1):

  U.S. Offering.............  7,200,000 shares

  International Offering....  1,800,000 shares

    Total Offering..........  9,000,000 shares

Tracinda Purchase...........  3,978,780 shares

Common Stock to be
 outstanding after the
 Offering and the Tracinda
 Purchase...................  65,698,201 shares (1)(2)

Use of proceeds.............  It is currently anticipated that substantially all of the net proceeds to the Company from the Offering and the Tracinda Purchase (the "Net Proceeds") will be used to reduce indebtedness of the Company under the revolving portion of the Amended Credit Facility. As of October 15, 1997, the outstanding balance under the revolving portion of the Amended Credit Facility was $290 million. Remaining net proceeds, if any, will be used by the Company for general corporate purposes, including the payment of motion picture and television development, production and distribution costs. Any amounts repaid under the Amended Credit Facility out of the net proceeds may be reborrowed by the Company. The Company is currently considering the acquisition of a film library consisting of approximately 1,000 titles and, if the Company completes such acquisition, it would likely reborrow a significant portion of the amounts so repaid in order to initially finance such acquisition. In such case, the Company would expect to refinance such borrowings with one or more other sources. See "Risk Factors--Risks Relating to the Orion Acquisition and Integration of Operations; Future Acquisitions" and "--Risks Relating to Liquidity and Financing Requirements." Although the Company does not currently intend to use a substantial portion of the Net Proceeds to finance such acquisition, it reserves the right to do so, depending on, among other things, the timing of the acquisition. See "Use of Proceeds."

NYSE symbol.................  The Common Stock has been approved for listing
                              (subject to official notice of issuance) on the NYSE under the symbol "MGM."
--------
(1) Does not include up to 864,000 and 216,000 shares subject to over-allotment options granted by the Company to the U.S. Underwriters and International Underwriters respectively.
(2) Excludes 7,696,952 shares of the Common Stock issuable upon exercise of employee stock options outstanding as of the date of this Prospectus (1,093,292 of which are vested and exercisable or will vest and become exercisable within 60 days) and 428,113 shares issuable upon exercise of the stock options available for future grant under the Company's stock option plans. See "Management--Incentive and Bonus Plans." Also excludes an aggregate of 312,502 shares of the Common Stock issuable upon the exercise of currently exercisable stock options held by Tracinda and Celsus Financial Corp. ("Celsus"). See "Ownership of Voting Securities" and "Certain Transactions."

                                  RISK FACTORS

  See "Risk Factors" for a description of certain risks to be considered before making an investment in the Common Stock.

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

                                PREDECESSOR                  SUCCESSOR                PREDECESSOR  SUCCESSOR
                    -------------------------------------- -------------              ----------- -----------
                                                                          PRO FORMA                             PRO FORMA
                        YEAR ENDED                                       FISCAL YEAR  SIX MONTHS  SIX MONTHS   SIX MONTHS
                       DECEMBER 31,                        OCTOBER 11 TO    ENDED        ENDED       ENDED        ENDED
                    --------------------    JANUARY 1 TO   DECEMBER 31,  DECEMBER 31,  JUNE 30,    JUNE 30,     JUNE 30,
                      1994       1995     OCTOBER 10, 1996     1996        1996(2)       1996        1997        1997(3)
                    ---------  ---------  ---------------- ------------- ------------ ----------- -----------  -----------
                                                                         (UNAUDITED)  (UNAUDITED) (UNAUDITED)  (UNAUDITED)
                                                     (IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF
 OPERATIONS DATA:
Revenues..........  $ 597,121  $ 860,971     $  912,706     $   228,686   $1,315,128   $595,132   $  351,014   $  413,131
Expenses..........    732,706    973,331      1,589,275         215,112    1,913,870    644,942      356,873      436,698
Operating income
 (loss)...........   (135,585)  (112,360)      (676,569)         13,574     (598,742)   (49,810)      (5,859)     (23,567)
Interest expense
 and other income,
 net..............    (31,790)   (56,014)       (68,196)         (9,062)     (46,768)   (44,212)     (19,211)     (23,980)
Income (loss)
 before income
 taxes............   (167,375)  (168,374)      (744,765)          4,512     (645,510)   (94,022)     (25,070)     (47,547)
Net income (loss).   (171,252)  (169,309)      (745,038)            166     (654,365)  (103,552)     (29,005)     (55,529)
Net income (loss)
 per share........                                          $      0.00   $    (9.98)             $    (0.77)  $    (0.85)
Pro forma number
 of shares used in
 computation of
 net income (loss)
 per share........                                           37,567,634   65,546,534              37,643,426   65,622,326
OTHER DATA:
Cash flow from
 operating
 activities.......  $ 216,289  $ 371,657     $  343,137     $    61,328   $            $328,811   $  160,056   $
Cash flow from
 investing
 activities.......   (464,031)  (710,812)      (380,142)     (1,390,861)               (277,904)    (280,604)
Cash flow from
 financing
 activities.......    239,965    328,029         44,852       1,345,394                 (54,988)     124,678
EBITDA(1).........   (103,499)   (81,588)       (87,289)         16,709       (3,536)   (33,565)       1,192      (11,938)
Capital
 expenditures.....      9,099      9,376          6,901           2,079       10,057      5,291        5,294        6,606
Depreciation......      5,335      4,021          4,645           1,418        6,935      2,871        3,230        4,019

                                                                                     AS OF JUNE 30, 1997
                                                                             ------------------------------------
                                                                                                     PRO FORMA AS
                                                                               ACTUAL   PRO FORMA(4) ADJUSTED(5)
                                                                             ---------- ------------ ------------
                                                                                        (IN THOUSANDS)
BALANCE SHEET DATA (UNAUDITED):
Cash and cash equivalents..................................................  $   20,255  $   34,492   $  190,242
Film and television costs, net.............................................   1,263,073   1,669,510    1,669,510
Total assets...............................................................   1,806,574   2,586,037    2,741,787
Bank and other debt .......................................................     566,258     796,004      711,754
Stockholders' equity.......................................................     876,708   1,236,708    1,476,708

-------
(1) "EBITDA" is defined as earnings before interest, taxes, depreciation and non-film amortization. While many in the financial community consider EBITDA to be an important measure of comparative operating performance, it should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles ("GAAP")). EBITDA does not reflect cash necessary or available to fund cash requirements, and the items excluded from EBITDA, such as depreciation and non-film amortization, are significant components in assessing the Company's financial performance. Other significant uses of cash flows are required before cash will be available to the Company, including debt service, taxes and cash expenditures for various long-term assets. The Company's calculation of EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(2) Reflects the effect of the MGM Acquisition Transactions, the Orion Acquisition Transactions (as such terms are defined below--see "Background of the Company") and the Offering and the Tracinda Purchase as if they had occurred at the beginning of the period presented.

(3) Reflects the effect of the Orion Acquisition Transactions, the Offering and the Tracinda Purchase as if they had occurred at the beginning of the period presented.

(4) Reflects the effect of the Orion Acquisition Transactions and the refinancing under the Amended Credit Facility as if they had occurred as of June 30, 1997.

(5) Gives effect to the application of the estimated Net Proceeds of approximately $240 million and the repayment of $84.3 million, which represents the pro forma outstanding balance, of the revolving portion of the Amended Credit Facility, as if the foregoing had been completed as of June 30, 1997. The Company has incurred additional debt under the revolving portion of its credit facilities since June 30, 1997 and, accordingly, expects that substantially all of the Net Proceeds will be used to reduce such debt. Does not assume exercise of the Underwriters' over-allotment options.

                                 RISK FACTORS

  The Common Stock offered hereby is speculative in nature and involves a high degree of risk. In addition to the other information set forth elsewhere in this Prospectus, prospective investors should carefully consider the following risk factors prior to investing in the Common Stock offered hereby.

SIGNIFICANT OPERATING AND NET LOSSES; FUTURE LOSSES ANTICIPATED

  The Company (including its predecessors) has not reported an operating profit for any fiscal year since 1988, and while controlled by former management (see "Background of the Company"), MGM Studios was the subject of an involuntary bankruptcy petition that was filed in 1991. For 1994 and 1995 and for the period January 1, 1996 through October 10, 1996, the Company reported an operating loss of $135.6 million, $112.4 million and $676.6 million (including a $563.8 million provision for impairment of intangible assets), respectively. In addition, the Company reported significant net losses for each such period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company does not expect to be profitable for at least several years. There can be no assurance that there will not be significant or increasing operating and net losses in the future or that the Company will become profitable.

CURTAILMENT OF CERTAIN OPERATIONS DUE TO SALE OF MGM STUDIOS

  In October 1996 MGM Studios was acquired by the Company from Consortium de Realisation ("CDR"), a wholly-owned subsidiary of Credit Lyonnais S.A. ("CL"). See "Background of the Company." During the ten month period from CDR's announcement in January 1996 of its intention to sell MGM Studios to the consummation of the sale (the "Sale Period"), the uncertainty surrounding future management affected MGM Studio's ability to enter into new projects with top artistic and creative talent. As a consequence, MGM Studios did not commence production of any new motion pictures during the Sale Period and released only nine motion pictures (most of which were produced by others) between August 1, 1996 and August 1, 1997. This curtailment of operations has adversely affected revenues and results of operations, and given the extended period over which motion picture revenues are typically received, will continue to do so for at least the next three years. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations." Although the Company has established a complete release schedule for the rest of 1997 and the first half of 1998, such schedule includes only six films produced by MGM Pictures or UA Pictures, with the remainder having been acquired either in the Orion Acquisition or through negative pick-up or other distribution agreements. This slate contains a smaller number and percentage of Company-produced motion pictures than the Company intends to release in future years. There can be no assurance that the Company will not experience problems or delays in its return to more normal operations. The lack of production during the Sale Period may have adversely affected the Company's relationship with major domestic exhibitors, as such relationships (and a studio's negotiated share of the box office receipts) typically depend, in part, on a studio's track record of delivering publicly appealing films.

NEW CHIEF PRODUCTION EXECUTIVES

  Since the MGM Acquisition in October 1996, management has taken steps to return operations to a higher level, and in connection therewith, the Company has hired experienced chief production executives for MGM Pictures and UA Pictures. The Company has not yet released any motion pictures that were completely developed and produced under these new production executives. There can be no assurance that such motion pictures, if and when released, will be successful.

FLUCTUATION OF OPERATING RESULTS; EFFECT OF ENTERTAINMENT ACCOUNTING POLICIES

  The Company's revenues and results of operations are significantly dependent upon the timing of its releases and the commercial success of the motion pictures and television programming it distributes, none of which can be predicted with certainty. Accordingly, the Company's revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

  In accordance with generally accepted accounting principles and industry practice, the Company amortizes film and television programming costs using the individual-film-forecast method under which such costs are amortized for each film or television program in the ratio that revenue earned in the current period for such title bears to management's estimate of the total revenues to be realized from all media and markets for such title. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the film or television asset to net realizable value. Results of operations in future years are dependent upon the Company's amortization of its film and television costs and may be significantly affected by periodic adjustments in amortization rates. The likelihood of the Company's reporting of losses is increased because the industry's accounting method requires the immediate recognition of the entire loss in instances where it is expected that a motion picture or television program will not recover the Company's investment. On the other hand, the profit of a successful motion picture or television program must be deferred and recognized over the entire revenue stream generated by the individual picture or television program. As a result of the lack of movie production during the Sale Period and the subsequent reduction of distribution, the Company expects to experience lower revenues for at least the next three years, and thus the fluctuations caused by this accounting method may have a greater impact, than otherwise might be the case. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Motion Picture Industry Accounting Standards."

RISKS OF MOTION PICTURE AND TELEVISION PRODUCTION

  General. Motion picture production and distribution is highly speculative and inherently risky. There can be no assurance of the economic success of any motion picture since the revenues derived from the production and distribution of a motion picture (which do not necessarily bear a direct correlation to the production or distribution costs incurred) depend primarily upon its acceptance by the public, which cannot be predicted. The commercial success of a motion picture also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Further, the theatrical success of a motion picture is generally a key factor in generating revenues from other distribution channels. There is a substantial risk that some or all of the Company's motion pictures will not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized.

  Television production and distribution is also highly speculative and inherently risky. The success of the Company's television production and distribution business is affected by some of the same factors described above and may also be impacted by prevailing advertising rates, which are subject to fluctuation. Thus, there is a substantial risk that some or all of the Company's television projects will not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized. See "The Industry" and "Business--Production," "--Distribution" and "-- Competition."

  In the ordinary course of business the Company may from time to time be subject to claims or litigation to defend against alleged infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. If material, such claims or litigation could be costly and divert management's attention. Adverse determinations in such litigation could result in the loss of the Company's proprietary rights, subject the Company to significant liabilities, or require the Company to seek licenses from third parties, any one of which could have a material adverse effect on the Company's business and results of operations. Except for the possible effect of the matter discussed in the second paragraph of "--Risks Associated with the James Bond Films and Third Party Relationships," the Company does not believe that any such claims or litigation that are currently pending or threatened will have a material adverse effect on the Company's business or results of operations.

  Substantial Production and Marketing Costs. The production and marketing of theatrical motion pictures requires substantial capital. The costs of producing and marketing motion pictures have generally increased in recent years. According to the Motion Picture Association of America ("MPAA"), the average direct negative cost (which includes all costs associated with creating a motion picture, including pre-production, production, and post-production, but excluding capitalized overhead and interest, marketing and distribution costs) of a motion picture produced by one of the major studios has grown from $19.4 million in 1989 to $34.1 million in 1996, an increase of 76 percent, and the average domestic marketing cost per picture has grown from $9.2 million in 1989 to $19.8 million in 1996, an increase of 115 percent. These costs may continue to increase in the future, thereby increasing the costs to the Company of its motion pictures. Production costs and releasing costs are rising at a faster rate than increases in either domestic admissions to movie theaters or admission ticket prices, leaving the Company more dependent on other media, such as home video and television, and foreign markets. The direct negative costs of the motion pictures produced by the Company (other than its specialty motion pictures) scheduled for release in 1997 and the first six months of 1998 are estimated to range between $12 million and $107 million, with an average of $47 million. The direct negative costs of the specialty motion pictures scheduled for release in 1997 and the first six months of 1998 are estimated to range between $300,000 and $9 million, with an average of $3 million. The Company (like most major motion picture studios) generally does not obtain "completion bonds" from outside insurers to protect itself against budget overruns and completion delays. There can be no assurance that the Company will not incur cost overruns or suffer delays in the production of its motion pictures. See "Business--Production--Motion Picture Production."

  Generally, television programs are produced under contracts that provide for license fees which may cover only a portion of the anticipated production costs. The "gap" or production deficit between these fees and production costs can be substantial for series produced for the networks where production costs are higher and the license fees for domestic first run programming are becoming a smaller percentage of the program's costs. The recoverability of the production deficit and the realization of profits, if any, are generally dependent upon the ability to distribute the programs in subsequent domestic television syndication and through foreign television licenses, additional licenses and other uses. Therefore, the ability to recover the production deficit and realize profits on any such network television series generally requires the production and successful sale into syndication or to a cable network of three to four years of new series episodes. There is increasing competition among sellers of, and a decreasing number of independent television stations buying, off-network programs available for syndication. The Company intends to allocate a portion of its television production budget to producing series for the networks. There can be no assurance that the Company can recover the production deficit or realize profits on any television series. See "Business--Production--Television Production."

  Certain Elements of the Company's Motion Picture Production Strategy. Based on the Company's current business plan for the next five years, its annual release slates may be comprised of proportionately fewer large budget "event" motion pictures than the current release slates of the other major studios. The other major studios often pre-sell foreign rights to certain event motion pictures to help offset production costs and mitigate box office performance risks. The Company does not currently intend to pre-sell the foreign rights to its event motion pictures to the same degree as it believes that certain of its competitors have traditionally done. In addition, to improve access to top talent and sought-after projects, the other major studios generally have a number of "first look" or "housekeeping" agreements with successful producers whereby the studio will have the first opportunity to acquire a motion picture project from a producer in exchange for paying some or all of such producer's annual overhead costs and agreeing in advance upon the production and other fees to be paid for each project. The Company's current business strategy is not focused on entering into a large number of such agreements. There can be no assurance that these elements of the Company's strategic approach will enable it to achieve its goal of producing commercially successful motion pictures.

  Possible Inability to Achieve Production Goals and Meet Production
Schedule. In August 1997 the Company announced that it had re-established a full schedule of motion picture releases for the rest of 1997 and the first half of 1998. See "--Curtailment of Certain Operations Due to Sale of Company." However, no assurances can be given that the Company's production and release goals will be met in such, or any future, period. In particular, there can be no assurance that any of the pictures scheduled for release in the rest of 1997 or thereafter will be completed or that completion will occur in accordance with the anticipated schedule or budget, as the production, completion and distribution of motion pictures are subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competitive motion pictures.

The Company's ability to meet its production and release goals will also depend in part on its ability to identify and obtain sufficient amounts of quality material. See "Business--Production--Motion Picture Production."

CERTAIN LIMITATIONS ON THE EXPLOITATION OF THE LIBRARY

  The Company has differing types of rights to the various titles in the Library. In some cases, the Company owns the title outright, with the right to exploit the title in all media and territories for an unlimited time. In other cases, the title may be owned by a third party and the Company may have obtained the right to distribute the title in certain media and territories for a limited term. The Company owns outright, or has been granted rights in perpetuity to, approximately 50 percent of the titles in the Library. The Company's rights in the other titles are limited in time and, pursuant to the terms of the existing arrangements, the rights granted to the Company expire with respect to approximately 15 percent of the Library over the next five years (i.e. through the year 2002), with respect to another approximately 17 percent over the five years thereafter (from 2002 to 2007), and with respect to another approximately 15 percent over the ten years thereafter (from 2007 to 2017). The Company has generally been able to renew such rights on acceptable terms, however no assurances can be made that it will continue to be able to do so in the future. In accordance with industry practice, for purposes of calculating the size of the Library, the Company includes any title that the Company has the right to distribute in any territory in any media for any term. The only material exception to the foregoing practice is that, even though the Company has home video distribution rights through 2001 with respect to approximately 2,950 titles owned by Turner Broadcasting System, Inc. ("Turner"), the Company does not include such titles in calculating the number of titles in the Library.

  Even if a title is owned by the Company, the Company may have granted the rights to exploit the title in certain media and territories to others. MGM Studios and certain of its subsidiaries are parties to an agreement (as amended, the "WHV Agreement") with Warner Home Video, Inc. ("WHV"), which was entered into by prior management, under which WHV has been granted certain home video distribution rights with respect to new motion pictures and the motion picture library of MGM Studios and its affiliates, subject to certain exceptions, throughout the world for a fee expressed as a percentage of home video revenues (as determined under the WHV Agreement) and reimbursement of certain distribution expenses. MGM Studios maintains direct control of all significant elements of distribution such as the determination of release dates, marketing, return policies and pricing for these home video releases. The WHV Agreement expires in 2003, but WHV's rights with respect to any given film that is subject to the WHV Agreement do not expire until five years after the film's availability in the U.S. home video market. The WHV Agreement expressly provides that WHV's rights do not extend to, among other things, motion pictures owned, produced or released by another major studio in the event MGM Studios or any of its affiliates acquires control of any such major studio (so long as substantially the same quality and quantity of motion pictures are produced that are covered by the WHV Agreement following the acquisition as prior to the acquisition) and specifically names Orion as well as others as major studios. Despite this provision, MGM Studios has received correspondence from WHV alleging that the Orion Companies' future production and library is subject to the WHV Agreement. MGM Studios has responded by referring to the express Orion exclusion and is currently in discussions with WHV about this matter. No assurance can be made as to the outcome of this matter. To the extent that the future production and library product of the Orion Companies, or any future affiliate of the MGM Studios, were determined to be subject to the WHV Agreement, there would likely be a reduction in the revenue and profits from the distribution of that product. See "Business-- Distribution--Home Video Distribution."

  Prior management also entered into long-term, pre-paid licenses for domestic and certain major international television markets with respect to substantial portions of the Library. Approximately half of the titles in the Library are subject to one or more of such licenses. See "Business--Distribution--Pay and Free Television Distribution." Until these agreements expire and the rights revert to the Company, the Company expects contributions to earnings from these markets to continue to be below those achieved by its competitors for similar products. There can be no assurance that sales or profitability will increase after these agreements expire. The existence of these agreements may make an acquisition of the Company less attractive to a potential acquiror in the entertainment business. See "Business--Distribution."

RISKS RELATING TO LIQUIDITY AND FINANCING REQUIREMENTS

  The Company's theatrical motion picture and television production activities require the initial expenditure of significant funds, while revenues relating to such films and programs are typically not generated for some period after such expenditure and may be received over an extended period of time. Since the Company's cash requirements generally have exceeded cash flow from operations, the Company has been required to utilize borrowings under its principal credit facilities to fund operations. The Company will continue to be dependent upon the availability of its principal credit facilities to fund its production and distribution activities for the foreseeable future. Borrowings under such principal credit facilities are subject to the Company's continuing performance of certain covenants and continuing satisfaction of certain conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Financing Arrangements."

  In addition to its operational needs, the Company may from time to time pursue and complete strategic acquisitions or enter into joint ventures. The Company has recently submitted a non-binding indication of interest for the acquisition of a film library of approximately 1,000 titles. Based on preliminary due diligence, the Company anticipates that the purchase price for such acquisition, if completed, would be less than $200 million. The Company anticipates that the purchase price would be payable in cash and would be initially financed by the Company by borrowings under the revolving portion of the Amended Credit Facility (e.g., by reborrowing a substantial portion of the amounts repaid with the net proceeds of the Offering). Such acquisition (or any other acquisition) may also be financed, or some or all of any amounts borrowed under the revolving portion of the Amended Credit Facility to complete such acquisition may be refinanced, (i) with funds borrowed under the "Tranche C Facility" of the Amended Credit Facility (subject to consent of the requisite lenders--see "Financing Arrangements"), (ii) with the proceeds of an offering by the Company of high yield debt securities pursuant to Rule 144A promulgated under the Securities Act, (iii) with the proceeds of loans from, or sales of equity securities to, Tracinda and Seven or (iv) with any combination thereof. No assurance can be given that any such acquisition, borrowings under the Tranche C Facility, offering of high yield debt securities or receipt of funds from Tracinda and Seven will be completed.

  The Company believes that amounts available under the Amended Credit Facility and cash flow from operations will be adequate to meet the Company's current obligations and commitments and will enable the Company to continue to conduct its operations in accordance with its current business plan. In addition, the Company believes that amounts available under the Amended Credit Facility and cash flow from operations, on their own or together with the potential new sources described in the preceding paragraph, will be sufficient to cover the possible library acquisition discussed above. However, no assurance can be given in either regard. Even if the Company does not consummate any acquisitions, in order to take advantage of opportunities in the debt markets, the Company may from time to time seek additional financing as discussed in the prior paragraph. There can be no assurance that the Company will be able to obtain any additional financing that may be required or that such financing, if available, will be on terms satisfactory to the Company.

  The Amended Credit Facility contains certain covenants which restrict the payment of dividends by the Company. The Company does not expect to pay any cash dividends on its Common Stock for the foreseeable future. See "Dividend Policies" and "Financing Arrangements."

DEPENDENCE ON KEY PERSONNEL

  The Company is dependent on the efforts and abilities of its senior management, particularly those of Frank G. Mancuso. Mr. Mancuso, age 64, has substantial experience in the entertainment industry and extensive relationships within the motion picture and television community, including creative talent and distributors. Mr. Mancuso is involved in various aspects of the production process, including the selection of the creative elements of the Company's motion pictures and television programs. Virtually all decisions concerning the conduct of the business of the Company, including the properties and rights to be acquired by the Company and the arrangements to be made for the development, financing, production and distribution of the Company's motion pictures and television programs, are made or are significantly influenced by Mr. Mancuso. The loss of his services for any reason could have a material adverse effect on the Company's business and operations and its prospects for the future. See "Management--Executive Compensation."

RISKS ASSOCIATED WITH THE JAMES BOND FILMS AND THIRD PARTY RELATIONSHIPS

  The Company has a number of important relationships with third parties. The James Bond films are produced by Danjaq LLC (together with its predecessors, "Danjaq") pursuant to a series of agreements with the Company dating back to 1962. The Company jointly owns the copyright to such films with Danjaq and has the right to approve all key elements of the films, such as the script, the director and the leading actors. Certain other rights are either controlled by Danjaq (e.g., merchandising) or jointly by Danjaq and the Company. Although the Company does not believe that this joint nature of the ownership and control of the James Bond franchise will have any material adverse effect on the Company in the future, no assurance can be given. See "Business--Film Library" and "--Production--Motion Picture Production."

  On October 13, 1997, Sony Pictures Entertainment ("Sony") issued a press release announcing plans by its Columbia Pictures division to produce a series of new James Bond feature films based on works created by Ian Fleming, Kevin McClory and John Whittingham. The Company believes that no party, other than the Company and Danjaq, has the right to produce or exploit a feature film, television program or similar program based, in whole or in part, on the character James Bond, with the possible exception of Mr. McClory's right to make films of the story in Mr. Fleming's novel Thunderball (i.e., a "remake" of the film Thunderball). If Mr. McClory, Sony or others were to attempt to produce or exploit another remake of Thunderball or to produce or exploit any other film, television program or other similar program based, in whole or in part, on the character James Bond that goes beyond a remake of Thunderball, the Company would vigorously oppose any such attempt and take all actions necessary to protect its rights in the James Bond character and all related rights. The Company believes that another remake of Thunderball by Mr. McClory, Sony or others would not have a material adverse effect on the Company's business or results of operations. However, a determination that Mr. McClory, Sony or others have broader rights to produce or exploit other films, television programs or other programs that are based, in whole or in part, on the James Bond character could have a material adverse effect on the Company's business and results of operations. See "Business--Film and Television Library."

  The Company generally distributes its motion pictures in theatrical markets outside of the United States and Canada through United International Pictures ("UIP"), a partnership owned equally by the Company, Paramount Pictures Corporation ("Paramount") and Universal Studios, Inc. ("Universal"). If this partnership were terminated or otherwise ceased operations, or if one of the other partners withdrew for any reason, the Company believes that it would be able to find or develop satisfactory alternative methods for international distribution. There can be no assurance, however, that such alternative methods would not result in decreased revenues or profitability. See "Business--Theatrical Distribution" and "--Regulation."

RISKS RELATING TO THE ORION ACQUISITION AND INTEGRATION OF OPERATIONS; FUTURE ACQUISITIONS

  On July 10, 1997 the Company acquired the Orion Companies (including two companies which had been acquired by Orion in July 1996). In addition, the Company expects to consider other strategic acquisitions as opportunities arise. The Company has recently submitted a non-binding indication of interest for the acquisition of a film library of approximately 1,000 titles. If invited by the seller of such library, the Company may make a binding offer to purchase prior to the end of 1997. If such offer is accepted, the Company anticipates that completion of the acquisition would be subject to, among other things, the successful completion of due diligence and the negotiation and preparation of a definitive agreement on terms acceptable to the Company. There can be no assurance that any such offer will be accepted or that the acquisition will be completed.

  Acquisitions involve numerous risks, including diversion of management's attention away from the Company's operating activities. There can be no assurance that the Company will not encounter unanticipated problems or liabilities with respect to the operations of the Orion Companies or any other acquisitions that may be completed by the Company or with the integration of their operations with those of the Company, and there can be no assurance that the anticipated benefits of any acquisitions completed by the Company will be achieved.

RISKS OF INTERNATIONAL DISTRIBUTION

  The Company distributes motion picture and television productions in foreign countries, and in recent years the Company has derived approximately 40 percent of its revenues from foreign sources. As a result, the Company's business is subject to certain risks inherent in international trade, many of which are beyond its control, such as changes in laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes), differing degrees of protection for intellectual property and the instability of foreign economies and governments. In addition, fluctuations in foreign exchange rates can adversely affect the Company's business and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Regulation."

COMPETITION

  Motion picture and television production and distribution are highly competitive businesses. The Company faces competition from companies within the motion picture and television industry and alternative forms of leisure activities. The Company competes with other film studios, independent production companies and others for the acquisition of artistic properties, the services of creative and technical personnel, exhibition outlets and the public's interest in its products. Many of the Company's competitors, particularly the other major studios, may have greater financial and other resources than the Company, while the independent production companies may have less overhead than the Company. Most of the other major studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels which can provide both means of distributing their products and stable sources of earnings that offset fluctuations in the financial performance of their motion picture and television operations. The number of films released by the Company's competitors, particularly the other major film studios, in any given period may create an oversupply of product in the market, and that may reduce the Company's share of gross box office admissions and may make it more difficult for the Company's films to succeed. In addition, television networks are now producing more programs internally and thus may reduce such networks' demand for programming from other parties.

  The entertainment industry in general, and the motion picture industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Due to this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of feature-length motion pictures and television programming. See "The Industry" and "Business-- Competition."

OWNERSHIP AND CONTROL OF PRINCIPAL STOCKHOLDERS

  Upon completion of the Offering and the Tracinda Purchase, Tracinda will beneficially own approximately 61.2 percent of the outstanding Common Stock. As a result, Tracinda will continue to be the Company's single largest stockholder. Additionally, Seven will beneficially own approximately 24.6 percent of the outstanding Common Stock. In the aggregate, Tracinda, Seven, the directors and officers of the Company and affiliates thereof will beneficially own approximately 86.5 percent of the Common Stock. See "Ownership of Voting Securities."

  The Common Stock does not have cumulative voting rights and, since Tracinda will own greater than 50 percent of the outstanding Common Stock after the Offering, Tracinda will have the ability to elect the entire Board of Directors of the Company, subject to the agreement discussed immediately below. Each of Seven, Tracinda and Mr. Mancuso has agreed to vote all of the shares of the Common Stock beneficially owned by such party and take any necessary or desirable action within such party's control so that the Board of Directors of the Company consists of eleven members (subject to the provision discussed below), up to four of whom are nominated by Tracinda (depending on the number of shares of the Common Stock beneficially owned by Tracinda), up to two of whom are nominated by Seven (depending on the number of shares of the Common Stock beneficially owned by Seven), two of whom are nominated by the Chief Executive Officer of the Company (one of whom shall be Mr. Mancuso so long as he serves as the Chief Executive Officer of the Company), and three "independent directors" who are nominated by the majority of the Board of Directors of the Company (which majority, so long as Tracinda beneficially owns at least 16,666,800 shares of the Common Stock, must include Tracinda's nominees on the Board of Directors of the Company) and who are not affiliated or associated with either Tracinda or Seven and otherwise meet the requirements of the NYSE for serving as independent directors; provided, however, that each of Tracinda and Seven is only obligated to vote for nominees selected by the Board of Directors of the Company which are acceptable to Tracinda or Seven, as the case may be. The Board of Directors of the Company may determine to reduce the size of the Board of Directors to ten persons, in which case the number of independent directors will be reduced to two. The foregoing agreement to vote will remain in effect until the fifteenth anniversary of the Offering. See "Ownership of Voting Securities--Investors Shareholder Agreement." In addition to electing directors, Tracinda, on its own or together with Seven and Mr. Mancuso, will be able to determine the outcome of other matters submitted to the stockholders of the Company, such as the approval of significant transactions.

POSSIBLE ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

  The Board of Directors of the Company is authorized, without any vote or further action by the stockholders of the Company, to fix the rights and preferences of and issue up to 25 million shares of preferred stock (and the rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the issuance of any such preferred stock). The foregoing may make it more difficult for a third party to acquire control of the Company. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon consummation of the Offering and the Tracinda Purchase, the Company will have approximately 65,698,201 shares of the Common Stock outstanding. The shares sold in the Offering will be freely transferable under the Securities Act, except for shares acquired by "affiliates" as that term is defined under the Securities Act. Of the remaining shares outstanding, approximately 56,698,201 shares (including the shares issued in the Tracinda Purchase) will be "restricted securities" within the meaning of Rule 144 ("Rule 144") promulgated under the Securities Act. These restricted securities may not be sold without registration under the Securities Act unless an exemption from registration is available. Under Rule 144, resales will be permitted as to approximately 37,566,301 of such restricted shares after the Offering, and will become permitted as to the remainder within one year after the completion of the Offering, subject in each case to Rule 144's volume limitations. In addition, each of the Company's current stockholders and certain holders of outstanding options have been granted certain registration rights with respect to the shares of the Common Stock owned by them or to be issued to them. See "Ownership of Voting Securities--Shareholders Agreement." The Company has agreed not to offer, sell, pledge, contract to sell, sell any option or contract to purchase, purchase any option, right or warrant to purchase or otherwise transfer or dispose of any shares of the Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, for a period of 180 days from the date of this Prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). Each of the Company's current stockholders, directors, executive officers and option holders is bound by a similar agreement. No predictions can be made as to the effect, if any, that public sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market, particularly by directors and officers of the Company, or the perception that such sales could occur, could have an adverse effect on the market price of the Common Stock. See "Shares Eligible for Future Sale."

ABSENCE OF A PUBLIC MARKET; DETERMINATION OF OFFERING PRICE

  Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price has been be determined through negotiations between the Company and representatives of the Underwriters. See "Underwriting" for factors considered in determining the initial public offering price.

There can be no assurance that a regular trading market for the Common Stock will develop after the Offering or, if developed, that a public trading market can be sustained. The initial public offering price will not necessarily reflect, and may be higher than, the market price of the Common Stock after the Offering. In recent years, the stock market in general, and the entertainment industry in particular, have experienced extreme price fluctuations, sometimes without regard to the operating performance of particular companies. Factors such as variations in actual or anticipated operating results (which motion picture production companies experience), changes in or failure to meet earnings estimates of securities analysts, market conditions in the industry, regulatory actions and general economic conditions, among others, may have a significant effect on the market price of the Common Stock.

                           BACKGROUND OF THE COMPANY

  Metro-Goldwyn-Mayer ("Old MGM") was established in 1924 through the merger of Metro Pictures, Goldwyn Pictures and Louis B. Mayer Productions. A corporation wholly owned by Mr. Kerkorian became Old MGM's controlling shareholder in 1969. In 1981 Old MGM acquired UA, which had been formed in 1919 when Mary Pickford, Douglas Fairbanks, D.W. Griffith and Charlie Chaplin joined forces to release their own motion pictures, as well as motion pictures made by independent producers. In 1986 Turner acquired the businesses of Old MGM, and as part of that transaction, Tracinda (and certain of the former stockholders of Old MGM) concurrently acquired UA, including the UA library, from Old MGM. Shortly thereafter, UA reacquired the Metro-Goldwyn-Mayer name and logo and certain other assets from Turner. UA was then renamed MGM/UA Communications Co. ("MGM/UA"). Turner retained the film library created through the pre-1986 operations of Old MGM (the "Old MGM Library").

  In November 1990 MGM/UA was acquired by Pathe Communications Corporation ("Pathe") and was renamed MGM-Pathe Communications Co., the predecessor to MGM Studios ("MGM-Pathe"). In May 1992 Credit Lyonnais Bank Nederland N.V. ("CLBN"), Pathe's principal lender, foreclosed on substantially all of the stock of MGM-Pathe, following default by Pathe, and such stock was ultimately transferred to CDR.

  In July 1993 Frank G. Mancuso was appointed as Chairman and Chief Executive Officer of MGM Studios. In January 1996 CDR announced its intention to sell MGM Studios.

  Tracinda, Seven and senior management of MGM Studios formed the Company, then known as P&F Acquisition Corp., to acquire all of the outstanding capital stock of MGM Studios in October 1996 for an aggregate consideration of $1.3 billion. The Company financed the MGM Acquisition through (i) the issuance of 8,333,400 shares of the Common Stock to each of Tracinda and Seven and the issuance of 450,000 and 50,000 shares of the Series A Preferred Stock (which will be converted into 18,750,150 and 2,083,350 shares of the Common Stock, respectively, immediately prior to the completion of the Offering pursuant to the Series A Preferred Stock Conversion and the Stock Split) to Tracinda and Seven, respectively (the "First Private Placement"), for aggregate consideration of $900 million and (ii) borrowings by MGM Studios under an $800 million credit facility with Morgan Guaranty Trust Company of New York ("Morgan"), as agent, and certain other lenders (the "Original MGM Credit Facility"). The MGM Acquisition and the First Private Placement are collectively referred to as the "MGM Acquisition Transactions."

  In June 1997 Seven acquired 100,000 shares of the Series A Preferred Stock (which will be converted into 4,166,700 shares of the Common Stock immediately prior to the completion of the Offering pursuant to the Series A Preferred Stock Conversion and the Stock Split) from Tracinda through the exercise of an option granted to Seven by Tracinda in October 1996.

  In July 1997 the Company acquired all of the outstanding capital stock of Orion and its subsidiaries, including Goldwyn (formerly known as Goldwyn Entertainment Company) which had been acquired by Orion in July 1996, for an aggregate consideration of $573 million. The Company financed the Orion Acquisition through (i) the issuance of 13,375,107 and 1,625,013 shares of the Common Stock to Tracinda and Seven, respectively (the "Second Private Placement"), for aggregate consideration of $360 million and (ii) borrowings by Orion under a $250 million credit facility with Morgan, as agent, and certain other lenders (the "Original Orion Credit Facility" and, together with the Original MGM Credit Facility, the "Original Credit Facilities"). The Orion Acquisition and the Second Private Placement are collectively referred to as the "Orion Acquisition Transactions." The Goldwyn cinema operations were excluded from the Orion Acquisition.

                                USE OF PROCEEDS

  The aggregate net proceeds to the Company from the sale of the 9,000,000 shares offered hereby and the sale of 3,978,780 shares of the Common Stock in the Tracinda Purchase are estimated to be approximately $240 million (approximately $260 million if the Underwriters' over-allotment options are exercised in full), after deducting underwriting discounts and estimated offering expenses payable by the Company. It is currently anticipated that substantially all of the Net Proceeds will be used to reduce indebtedness of the Company under the revolving portion of the Amended Credit Facility. See "Financing Arrangements" for a description of the Amended Credit Facility. As of October 15, 1997, the outstanding balance under the revolving portion of the Amended Credit Facility was $290 million. Remaining Net Proceeds, if any, will be used by the Company for general corporate purposes, including the payment of motion picture and television development, production and distribution costs. See "Business--Production--Motion Picture Production" and "--Television Production" for a discussion of the Company's current development and production of motion pictures and television programs. Pending their ultimate application, the Net Proceeds will be invested in interest or non-interest bearing accounts or invested in short-term government obligations, investment-grade securities, money market instruments or certificates of deposit.

  Any amounts repaid under the Amended Credit Facility out of the Net Proceeds may be reborrowed by the Company. The Company is currently considering the acquisition of a film library consisting of approximately 1,000 titles and, if the Company completes such acquisition, it would likely reborrow a significant portion of the amounts so repaid in order to initially finance such acquisition. In such case, the Company would expect to refinance such borrowings with one or more other sources. See "Risk Factors--Risks Relating to Liquidity and Financing Requirements." Although the Company does not currently intend to use a substantial portion of the Net Proceeds to finance such acquisition, it reserves the right to do so, depending on, among other things, the timing of the acquisition.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of June 30, 1997, (i) on a historical basis, (ii) on a pro forma basis to give effect to the Orion Acquisition Transactions and the Amended Credit Facility as if they had occurred as of June 30, 1997, and (iii) on a pro forma, as adjusted basis giving effect to the foregoing and as adjusted to give effect to the Series A Preferred Stock Conversion, the Stock Split and the consummation of the Offering (assuming no exercise of the Underwriters' over-allotment options) and the Tracinda Purchase as if the foregoing had occurred as of June 30, 1997 and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with "Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere herein.

                                                   AS OF JUNE 30, 1997
                                            -----------------------------------
                                                                    PRO FORMA,
                                              ACTUAL    PRO FORMA   AS ADJUSTED
                                            ----------  ----------  -----------
                                                     (IN THOUSANDS)
DEBT:
  Original Credit Facilities............... $  564,250  $      --   $      --
  Amended Credit Facility:
    Term loans.............................        --      700,000     700,000
    Revolving credit facility..............        --       84,250          --
  Other borrowings.........................      2,008      11,754      11,754
                                            ----------  ----------  ----------
    Total debt.............................    566,258     796,004     711,754
                                            ----------  ----------  ----------
STOCKHOLDERS' EQUITY:
  Preferred Stock, $.01 par value per
   share, 25,000,000 shares authorized;
   502,588 shares issued and outstanding
   and pro forma issued and outstanding;
   pro forma as adjusted, no shares issued
   and outstanding.........................          5           5         --
  Common Stock, $.01 par value per share,
   50,000,000 shares authorized
   (125,000,000 shares authorized pro
   forma, as
   adjusted); 16,753,050 shares issued and
   outstanding; pro forma 31,753,170 shares
   issued and outstanding; pro forma, as
   adjusted, 65,673,284 shares issued and
   outstanding.............................        168         318         657
  Additional paid-in capital...............    904,485   1,264,335   1,504,001
  Retained earnings (deficit)..............    (28,839)    (28,839)    (28,839)
  Cumulative translation adjustment........        889         889         889
                                            ----------  ----------  ----------
    Total stockholders' equity.............    876,708   1,236,708   1,476,708
                                            ----------  ----------  ----------
    Total capitalization................... $1,442,966  $2,032,712  $2,198,462
                                            ==========  ==========  ==========

                                DIVIDEND POLICY

  MGM Studios paid cash dividends to its prior owner in 1995 and 1996 (approximately $19.4 million in the aggregate, to service debt of MGM Studios' parent). As the Company currently intends to retain any earnings to provide funds for the operation and expansion of its business and for the servicing and repayment of indebtedness, the Company does not intend to pay cash dividends on its Common Stock for the foreseeable future. Furthermore, as a holding company with no independent operations, the ability of the Company to pay cash dividends will be dependent upon the receipt of dividends or other payments from its subsidiaries. In addition, the Company's principal credit facilities contain certain covenants which, among other things, restrict the payment of dividends by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources" and "Financing Arrangements." Any determination to pay cash dividends on the Common Stock in the future will be at the sole discretion of the Company's Board of Directors.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data of the Company (including its predecessor) presented below as of December 31 of each of the years 1992 through 1995, the period from January 1 to October 10, 1996 and the period from October 11 to December 31, 1996 and each of the years or periods then ending have been derived from the audited Consolidated Financial Statements of the Company. The audited Consolidated Financial Statements of the Company for the period from October 11 to December 31, 1996 and the audited Consolidated Financial Statements of MGM Studios for the period from January 1 to October 10, 1996 were audited by Arthur Andersen LLP, independent accountants. The audited Consolidated Financial Statements of MGM Studios for the years ended December 31, 1995 and 1994 were audited by Price Waterhouse LLP, independent accountants. The audited Consolidated Financial Statements of MGM Studios for the years ended December 31, 1993 and 1992 were audited by KPMG Peat Marwick LLP, independent accountants.

  The selected consolidated financial data as of and for the six month periods ended June 30, 1996 and 1997 have been derived from unaudited consolidated financial statements of the Company and include all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the Company's financial position at such dates and results of operations for such periods. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results for the year.

  The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the related notes thereto for the Company included elsewhere in this Prospectus.

                                                  (PREDECESSOR)                                               (SUCCESSOR)
                       -----------------------------------------------------------------------------   -------------------------
                                                                                         SIX MONTHS                  SIX MONTHS
                                 YEAR ENDED DECEMBER 31,                  JANUARY 1 TO      ENDED      OCTOBER 11 TO    ENDED
                       ------------------------------------------------   OCTOBER 10,     JUNE 30,     DECEMBER 31,   JUNE 30,
                          1992        1993         1994         1995          1996          1996          1996(2)      1997(2)
                       ----------  ----------   ----------   ----------   ------------   -----------   ------------- -----------
                                                                                         (UNAUDITED)                 (UNAUDITED)
                                                  (IN THOUSANDS)                                         (IN THOUSANDS, EXCEPT
                                                                                                              SHARE DATA)
STATEMENT OF
 OPERATIONS DATA
Revenues.............  $  729,450  $  538,887   $  597,121   $  860,971    $  912,706    $  595,132     $   228,686  $  351,014
Expenses:
  Feature films and
   television
   distribution......     784,617     700,134      668,516      894,280       953,820       607,908         195,076     317,912
  General corporate
   administration
   expenses..........      27,577      75,745       49,314       64,175        60,056        29,597          18,319      35,140
  Goodwill
   amortization......      14,876      14,876       14,876       14,876        11,570         7,437           1,717       3,821
  Provision for
   impairment........         --          --           --           --        563,829(3)        --              --          --
                       ----------  ----------   ----------   ----------    ----------    ----------     -----------  ----------
                          827,070     790,755      732,706      973,331     1,589,275       644,942         215,112     356,873
Operating income
 (loss)..............     (97,620)   (251,868)    (135,585)    (112,360)     (676,569)      (49,810)         13,574      (5,859)
Interest expense, net
 of amounts
 capitalized.........    (135,640)    (87,472)     (33,860)     (66,386)      (71,375)      (45,086)         (9,875)    (20,599)
Interest and other
 income, net.........       3,505       1,020        2,070       10,372         3,179           874             813       1,388
                       ----------  ----------   ----------   ----------    ----------    ----------     -----------  ----------
Income (loss) from
 continuing
 operations before
 provision for income
 taxes...............    (229,755)   (338,320)    (167,375)    (168,374)     (744,765)      (94,022)          4,512     (25,070)
Provision for income
 taxes...............     (11,677)     (6,725)      (3,877)        (935)         (273)       (9,530)         (4,346)     (3,935)
                       ----------  ----------   ----------   ----------    ----------    ----------     -----------  ----------
Income (loss) from
 continuing
 operations..........  $ (241,432) $ (345,045)  $ (171,252)  $ (169,309)   $ (745,038)   $ (103,552)    $       166  $  (29,005)
                       ==========  ==========   ==========   ==========    ==========    ==========     ===========  ==========
Pro forma earnings
 (loss) per share
 from continuing
 operations..........                                                                                   $      0.00  $   (0.77)
                                                                                                        ===========  ==========
OTHER OPERATING DATA
 (UNAUDITED)
Cash flow from
 operating
 activities..........  $   54,668  $   80,455   $  216,289   $  371,657    $  343,137    $  328,811     $    61,328  $  160,056
Cash flow from
 investing
 activities..........    (331,282)   (253,371)    (464,031)    (710,812)     (380,142)     (277,904)     (1,390,861)   (280,604)
Cash flow from fi-
 nancing activities..     294,470     182,704      239,965      328,029        44,852       (54,988)      1,345,394     124,678
EBITDA(1)............     (67,335)   (222,118)    (103,499)     (81,588)      (87,289)      (33,565)         16,709       1,192
Capital expenditures.       5,044      15,578        9,099        9,376         6,901         5,291           2,079       5,294
Depreciation expense.       3,534       2,999        5,335        4,021         4,645         2,871           1,418       3,230

                                            (PREDECESSOR)                                                     (SUCCESSOR)
                       ---------------------------------------------------------------                 -------------------------
                                   AS OF DECEMBER 31,                        AS OF                         AS OF        AS OF
                       ------------------------------------------------   OCTOBER 10,                  DECEMBER 31,   JUNE 30,
                          1992        1993         1994         1995          1996                        1996(2)      1997(2)
                       ----------  ----------   ----------   ----------   ------------                 ------------- -----------
                                                                                                                     (UNAUDITED)
                                            (IN THOUSANDS)                                                  (IN THOUSANDS)
BALANCE SHEET DATA
Cash and cash
 equivalents.........  $   19,412  $   36,773   $   28,797   $   17,128    $   24,717                   $    16,381  $   20,255
Film and television
 costs, net..........   1,458,680   1,343,931    1,412,607    1,565,438     1,006,402                     1,099,201   1,263,073
Total assets.........   2,293,170   2,142,562    2,235,622    2,440,254     1,744,234                     1,774,668   1,806,574
Bank and other debt..     982,713     555,915      876,866    1,217,316     1,229,499                       444,427     566,258
Stockholders' equity.     274,061     984,607      829,059      659,499           --                        903,122     876,708
Cash dividends.......         --          --           --        15,448         3,995                           --          --

-------
(1) "EBITDA" is defined as earnings before interest, taxes, depreciation and non-film amortization. While many in the financial community consider EBITDA to be an important measure of comparative operating performance, it should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles ("GAAP")). EBITDA does not reflect cash necessary or available to fund cash requirements, and the items excluded from EBITDA, such as depreciation and non-film amortization, are significant components in assessing the Company's financial performance. Other significant uses of cash flows are required before cash will be available to the Company, including debt service, taxes and cash expenditures for various long-term assets. The Company's calculation of EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."
(2) Financial data presented for periods subsequent to October 10, 1996 reflect the consolidated balance sheet and results of operations of the combined entity resulting from the MGM Acquisition.
(3) The proceeds from the sale of MGM Studios were insufficient to recover the net asset value of MGM Studios on the date of the disposition by CDR. Accordingly, the Company recorded a provision for impairment of intangible assets of $563.8 million.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

  The following unaudited pro forma condensed combining statement of operations for the year ended December 31, 1996 gives effect to (i) the MGM Acquisition Transactions, (ii) the July 2, 1996 acquisition by Orion of Goldwyn, (iii) the July 2, 1996 acquisition by Orion of the former Motion Picture Corporation of America ("MPCA"), (iv) the Orion Acquisition Transactions, (v) the Series A Preferred Stock Conversion and the Stock Split and (vi) the consummation of the Offering (assuming no exercise of the Underwriters' over-allotment options) and the Tracinda Purchase and the application of the Net Proceeds therefrom as if each of the foregoing had occurred on January 1, 1996. The unaudited pro forma condensed combining statement of operations for the six months ended June 30, 1997 gives effect to items (iv)-(vi), above, as if they had occurred on January 1, 1997. The unaudited pro forma condensed combining balance sheet as of June 30, 1997 gives effect to items (iv)-(vi), above, as if they had occurred on June 30, 1997.

  On October 10, 1996, the Company acquired all of the outstanding capital stock of MGM Studios for an aggregate consideration of $1.3 billion. The Company financed the MGM Acquisition through (i) the issuance of 8,333,400 shares of the Common Stock to each of Tracinda and Seven and the issuance of 450,000 and 50,000 shares of the Series A Preferred Stock (which will be converted into 18,750,150 and 2,083,350 shares of the Common Stock, respectively, immediately prior to the completion of the Offering pursuant to the Series A Preferred Stock Conversion and the Stock Split) to Tracinda and Seven, respectively, for an aggregate consideration of $900 million and
(ii) borrowings by MGM Studios under the Original MGM Credit Facility.

  On July 10, 1997, the Company acquired all of the outstanding capital stock of Orion and certain of its subsidiaries, for an aggregate consideration of $573 million. The Company financed the Orion Acquisition through (i) the issuance of 13,375,107 and 1,625,013 shares of the Common Stock to Tracinda and Seven, respectively, for aggregate consideration of $360 million and (ii) borrowings by Orion under the Original Orion Credit Facility.

  The pro forma adjustments are based upon currently available information and upon certain assumptions that management of the Company believes are reasonable. The Orion Acquisition will be recorded based upon the estimated fair market value of the net assets acquired at the date of acquisition. The adjustments included in the unaudited pro forma condensed combining financial statements represent the Company's preliminary estimates based upon available information. Although MGM does not believe that such preliminary estimates will differ significantly from the actual adjustments, no assurance can be given.

  The unaudited pro forma condensed combining financial statements are based on the historical financial statements of each of the Company and Orion and the assumptions and adjustments described in the accompanying notes. The Company believes that the assumptions on which the unaudited pro forma financial statements are based are reasonable. The unaudited pro forma consolidated financial statements are provided for informational purposes only and do not purport to represent what the Company's financial position or results of operations actually would have been if the foregoing transactions occurred as of the dates indicated or what such results will be for any future periods. The unaudited pro forma financial statements should be read in conjunction with the Consolidated Financial Statements and the related notes thereto for each of the Company and Orion, included elsewhere in this Prospectus.

                            METRO-GOLDWYN-MAYER INC.

             UNAUDITED PRO FORMA CONDENSED COMBINING BALANCE SHEET

                              AS OF JUNE 30, 1997
                                 (IN THOUSANDS)

                                                                ORION                         ADJUSTMENTS         MGM
                                        MGM        ORION      ASSETS NOT   PRO FORMA       FOR OFFERING AND    PRO FORMA
                                     HISTORICAL  HISTORICAL  ACQUIRED(10) ADJUSTMENTS      TRACINDA PURCHASE    COMBINED
                                     ----------  ----------  ------------ -----------      -----------------   ----------
ASSETS
Cash and cash equivalents..........  $   20,255  $   1,252     $ (1,050)   $  14,035 (/1/)     $155,750 (/9/)  $  190,242
Accounts and contracts receivable,
 net...............................     150,920     45,878         (259)         --                 --            196,539
Film and television costs, net.....   1,263,073    237,558          --       168,879 (/2/)          --          1,669,510
Property and equipment, net........      29,411     39,287      (35,645)      (1,000)(/3/)          --             32,053
Excess of cost over net assets of
 acquired businesses, net..........     298,920    129,439      (22,619)     195,744 (/7/)          --            601,484
Other assets.......................      43,995     12,901         (888)      (4,049)(/3/)          --             51,959
                                     ----------  ---------     --------    ---------           --------        ----------
TOTAL ASSETS.......................  $1,806,574  $ 466,315     $(60,461)   $ 373,609           $155,750        $2,741,787
                                     ==========  =========     ========    =========           ========        ==========
LIABILITIES
Bank and other debt................  $  566,258  $ 292,434     $ (6,529)   $(276,159)(/4/)     $(84,250)(/9/)  $  711,754
                                                                             220,000 (/4/)
Accounts payable and accrued
 expenses..........................      63,006     28,828       (4,011)      34,169 (/5/)          --            121,992
Accrued participants' share........     150,035     56,657          --           --                 --            206,692
Income taxes payable...............      37,749      9,254           (9)         --                 --             46,994
Advances and deferred revenues.....      83,548     64,829          --           --                 --            148,377
Due to parent......................         --      85,168          --       (85,168)(/6/)          --                --
Other liabilities..................      29,270        --           --           --                 --             29,270
                                     ----------  ---------     --------    ---------           --------        ----------
  Total liabilities................     929,866    537,170      (10,549)    (107,158)           (84,250)        1,265,079
                                     ----------  ---------     --------    ---------           --------        ----------
STOCKHOLDERS' EQUITY
Preferred Stock....................           5        --           --           --                  (5)(/8/)         --
Common Stock.......................         168        --           --           150 (/7/)          339 (/8/)         657
Additional paid-in capital.........     904,485    350,774      (47,595)      56,671 (/7/)      239,666 (/9/)   1,504,001
Retained earnings..................     (28,839)  (421,629)      (2,317)     423,946 (/7/)          --            (28,839)
Cumulative translation adjustment..         889        --           --           --                 --                889
                                     ----------  ---------     --------    ---------           --------        ----------
  Total stockholders' equity.......     876,708    (70,855)     (49,912)     480,767            240,000         1,476,708
                                     ----------  ---------     --------    ---------           --------        ----------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY...........................  $1,806,574  $ 466,315     $(60,461)   $ 373,609           $155,750        $2,741,787
                                     ==========  =========     ========    =========           ========        ==========

                            METRO-GOLDWYN-MAYER INC.

        UNAUDITED PRO FORMA CONDENSED COMBINING STATEMENT OF OPERATIONS

                    FOR THE SIX MONTHS ENDING JUNE 30, 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                     ORION                             ADJUSTMENTS       MGM
                             MGM        ORION    OPERATIONS NOT  PRO FORMA          FOR OFFERING AND  PRO FORMA
                          HISTORICAL  HISTORICAL  ACQUIRED(10)  ADJUSTMENTS         TRACINDA PURCHASE  COMBINED
                          ----------  ---------- -------------- -----------         ----------------- ----------
Revenues................  $  351,014   $ 90,910     $(28,793)    $    --                 $  --        $  413,131
Operating expenses
Film and television
 production and
 distribution...........     317,912     99,181      (22,804)     (17,518)(/1//2/)          --           376,771
General corporate
 administration expense.      35,140     22,046       (4,869)         --                    --            52,317
Goodwill amortization...       3,821      2,240          --         1,549 (/1//4/)          --             7,610
                          ----------   --------     --------     --------                ------       ----------
 Total operating
  expenses..............     356,873    123,467      (27,673)     (15,969)                  --           436,698
                          ----------   --------     --------     --------                ------       ----------
Operating income (loss).      (5,859)   (32,557)      (1,120)      15,969                   --           (23,567)
Non-operating income and
 expense
Interest expense, net of
 amounts capitalized ...     (20,599)   (10,822)         412       (1,741)(/1//5/)        3,706(/9/)     (29,044)
Interest and other
 income, net............       1,388        --           --           --                  3,676(/9/)       5,064
                          ----------   --------     --------     --------                ------       ----------
 Total non-operating
  income (expense)......     (19,211)   (10,822)         412       (1,741)                7,382          (23,980)
                          ----------   --------     --------     --------                ------       ----------
Income (loss) before
 taxes..................     (25,070)   (43,379)        (708)      14,228                 7,382          (47,547)
(Provision) benefit for
 income taxes...........      (3,935)      (400)           9       (3,656)(/1//7/)          --            (7,982)
                          ----------   --------     --------     --------                ------       ----------
Net income (loss).......  $  (29,005)  $(43,779)    $   (699)    $ 10,572                $7,382       $  (55,529)
                          ==========   ========     ========     ========                ======       ==========
Pro forma loss per
 share(18)..............  $    (0.77)                                                                 $    (0.85)
                          ==========                                                                  ==========
Pro forma weighted
 average number of
 common stock and common
 equivalent shares
 outstanding(18)........  37,643,426                                                                  65,622,326
                          ==========                                                                  ==========

                            METRO-GOLDWYN-MAYER INC.

        UNAUDITED PRO FORMA CONDENSED COMBINING STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                  MGM
                      MGM       STUDIOS
                   HISTORICAL  HISTORICAL                 ORION
                   (10/11 TO     (1/1 TO     ORION    OPERATIONS NOT GOLDWYN    MPCA                 PRO FORMA
                   12/31/96)    10/10/96)  HISTORICAL  ACQUIRED(10)    (11)     (11)     SUBTOTAL   ADJUSTMENTS
                   ----------  ----------  ---------- -------------- --------  -------  ----------  -----------
REVENUES.........  $  228,686  $  912,706   $165,164     $(56,501)   $ 54,112  $10,961  $1,315,128   $    --
OPERATING
 EXPENSES
Film and
 television
 production and
 distribution....     195,076     953,820    139,307      (45,411)     53,617   11,769   1,308,178    (97,071)(/1//2/)
General corporate
 administration
 expense.........      18,319      60,056     27,356       (9,089)     12,527    3,801     112,970     10,758 (/1//3/)
Goodwill
 amortization....       1,717      11,570      2,908          --          --       --       16,195       (989)(/1//4/)
Provision for
 impairment......         --      563,829        --           --          --       --      563,829        --
                   ----------  ----------   --------     --------    --------  -------  ----------   --------
 Total operating
  expenses.......     215,112   1,589,275    169,571      (54,500)     66,144   15,570   2,001,172    (87,302)
                   ----------  ----------   --------     --------    --------  -------  ----------   --------
Operating income
 (loss)..........      13,574    (676,569)    (4,407)      (2,001)    (12,032)  (4,609)   (686,044)    87,302
NON-OPERATING
 INCOME AND
 EXPENSE
Interest expense,
 net of amounts
 capitalized ....      (9,875)    (71,375)   (17,166)       1,024      (5,823)    (300)   (103,515)    36,843 (/1//5/)
Interest and
 other income,
 net.............         813       3,179        286          --          --       --        4,278        740 (/1//6/)
                   ----------  ----------   --------     --------    --------  -------  ----------   --------
 Total non-
  operating
  income
  (expense)......      (9,062)    (68,196)   (16,880)       1,024      (5,823)    (300)    (99,237)    37,583
                   ----------  ----------   --------     --------    --------  -------  ----------   --------
Income (loss)
 before taxes....       4,512    (744,765)   (21,287)        (977)    (17,855)  (4,909)   (785,281)   124,885
(Provision)
 benefit for
 income taxes....      (4,346)       (273)    (1,000)         463        (779)     --       (5,935)    (2,920)(/1//7/)
                   ----------  ----------   --------     --------    --------  -------  ----------   --------
Income (loss)
 from continuing
 operations        $      166  $( 745,038)  $(22,287)    $   (514)   $(18,634) $(4,909) $ (791,216)  $121,965
                   ==========  ==========   ========     ========    ========  =======  ==========   ========
Pro forma
 earnings (loss)
 per share(18)...  $     0.00
                   ==========
Pro forma
 weighted average
 number of common
 stock and common
 equivalent
 shares
 outstanding(18).  37,567,634
                   ==========
                      ADJUSTMENTS       MGM
                   FOR OFFERING AND  PRO FORMA
                   TRACINDA PURCHASE  COMBINED
                   ----------------- -----------
REVENUES.........       $   --       $1,315,128
OPERATING
 EXPENSES
Film and
 television
 production and
 distribution....           --        1,211,107
General corporate
 administration
 expense.........           --          123,728
Goodwill
 amortization....           --           15,206
Provision for
 impairment......           --          563,829
                   ----------------- -----------
 Total operating
  expenses.......           --        1,913,870
                   ----------------- -----------
Operating income
 (loss)..........           --         (598,742)
NON-OPERATING
 INCOME AND
 EXPENSE
Interest expense,
 net of amounts
 capitalized ....         7,473(/7/)    (59,199)
Interest and
 other income,
 net.............         7,413(/7/)     12,431
                   ----------------- -----------
 Total non-
  operating
  income
  (expense)......        14,886         (46,768)
                   ----------------- -----------
Income (loss)
 before taxes....        14,886        (645,510)
(Provision)
 benefit for
 income taxes....           --           (8,855)
                   ----------------- -----------
Income (loss)
 from continuing
 operations             $14,886      $ (654,365)
                   ================= ===========
Pro forma
 earnings (loss)
 per share(18)...                    $    (9.98)
                                     ===========
Pro forma
 weighted average
 number of common
 stock and common
 equivalent
 shares
 outstanding(18).                    65,546,534
                                     ===========

                           METRO-GOLDWYN-MAYER INC.

          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

                                 JUNE 30, 1997

 (1) To record net cash remaining after drawdown on the Original Orion Credit Facility at the date of the Orion Acquisition, net of closing payments.

 (2) To increase the basis of the Orion film library in purchase accounting to preliminary estimated fair market value of $406.4 million.

 (3) To reflect new deferred loan fees of $4.5 million, eliminate unamortized loan fees of $6.0 million on the retired Orion credit facility, and reduce leasehold improvements and other equipment of $1.0 million and other assets of $2.5 million acquired in the Orion Acquisition.

 (4) To reflect repayment of borrowing under the retired Orion credit facility of $276.2 million and drawdown under the Original Orion Credit Facility of $220.0 million.

 (5) To record the accrual of Orion's estimated employment termination payments, lease termination costs and other non-recurring acquisition costs.

 (6) To reflect the termination of Orion's debt to its parent company.

 (7) To reflect the issuance of 15,000,120 shares of the Common Stock for $360.0 million, the elimination of the Orion pre-acquisition equity accounts and the preliminary allocation of the fair value of Orion's net assets acquired allocated as follows:

                                                                  (IN THOUSANDS,
                                                                      EXCEPT
                                                                   SHARE DATA)
                                                                  --------------
  Pro forma debt retired at closing (including accrued interest
   of $1,291)...................................................     $277,450
  Closing costs paid............................................        4,567
  Pro forma cash paid to former Orion shareholder...............      283,948
                                                                     --------
  Cash Purchase Price...........................................     $565,965
                                                                     ========

   The preliminary allocation of the Cash Purchase Price is as follows:

  Cash..........................................................     $    202
  Accounts and contracts receivable, net........................       45,619
  Film and television costs, net................................      406,437
  Property and equipment, net...................................        2,642
  Other assets..................................................        7,964
  Bank and other debts assumed..................................       (9,746)
  Accounts payable and accrued liabilities......................      (58,986)
  Accrued participants' share...................................      (56,657)
  Income taxes payable..........................................       (9,245)
  Advances and deferred revenues................................      (64,829)
                                                                     --------
  Fair value of net tangible assets acquired....................      263,401
  Excess of cost over fair value of net assets acquired.........      302,564
                                                                     --------
  Cash Purchase Price...........................................     $565,965
                                                                     ========

    The foregoing purchase price allocation is based upon management's preliminary estimates. The Company is in the process of working with independent consultants to obtain valuations of individual assets and the excess purchase price will be allocated accordingly.

 (8) To reflect the conversion of 502,588 shares of the Series A Preferred Stock into 20,941,334 shares of the Common Stock immediately prior to the closing of the Offering.

 (9) To reflect the issuance of 9,000,000 shares of the Common Stock offered in connection with the Offering at an offering price of $20.00 per share and the sale of 3,978,780 shares in the Tracinda Purchase and the application of the $240 million estimated Net Proceeds therefrom to reflect the repayment of the revolving portion of the Amended Credit Facility, with the remaining proceeds representing net cash.

(10) To eliminate the Goldwyn cinema operations not acquired in the Orion Acquisition.

(11) To consolidate operating results for the period from January 1, 1996 to June 30, 1996 of Goldwyn and MPCA, wholly-owned subsidiaries acquired by Orion on July 2, 1996.

(12) To adjust film cost amortization for new basis in revalued MGM Studios (for the period January 1, 1996 to October 10, 1996) and the Orion library. The revaluation of the Library was based upon projected future discounted net cash flows from the underlying assets, in accordance with GAAP. In addition, the ultimate revenue projections for the Library were revised accordingly, resulting in an amortization period not to exceed 20 years.

(13) To record long-term incentive management compensation plan accrual, which was implemented concurrent with the closing of the MGM Acquisition in October 1996.

(14) To adjust the goodwill amortization from the historical amortization period of 25 years to the pro forma amortization period of 40 years.

(15) To adjust interest expense to reflect the application of the $360 million equity contribution made as part of the Orion Acquisition and the pro forma indebtedness.

(16) To record other miscellaneous pro forma adjustments.

(17) To adjust the tax provision to reflect pro forma pre-tax income, including adjustments for non-tax deductible goodwill amortization and other required items.

(18) Computes earnings (loss) per share as if all transactions occurred as of the beginning of the periods presented computed as follows:

                                              6 MONTHS ENDED    YEAR ENDED
                                              JUNE 30, 1997  DECEMBER 31, 1996
                                              -------------- -----------------
    Weighted Average number of Common Shares
     and Equivalents outstanding, including
     Series A Preferred Stock (as converted)
     ........................................   37,643,426      37,567,634
    Shares issued in connection with the
     Orion Acquisition.......................   15,000,120      15,000,120
    Shares issued in the Offering and the                       12,978,780
     Tracinda Purchase.......................   12,978,780
                                                ----------      ----------
                                                65,622,326      65,546,534
                                                ==========      ==========

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the "Selected Consolidated Financial Data" and the Consolidated Financial Statements and the related notes thereto and other financial information contained elsewhere in this Prospectus.

GENERAL

  The Company is engaged primarily in the development, production and worldwide distribution of theatrical motion pictures and television programming.

SOURCES OF REVENUE

  The principal sources of motion picture industry revenue are the domestic and international distribution of motion pictures, including theatrical exhibition, home video and television (network, syndication, basic cable, pay and pay-per-view). Over the last decade, the relative contributions of these components of revenues have changed dramatically. Although revenues from domestic theatrical distribution have increased, growth in total motion picture industry revenues has resulted predominantly from increased revenues derived from the distribution of motion pictures internationally as well as from other media and distribution channels.

  The Company's feature films are exploited through a series of sequential domestic and international distribution channels, typically beginning with theatrical exhibition. Thereafter, feature films are first made available for home video generally six months after theatrical release; for pay television, one year after theatrical release; and for syndication, approximately three to five years after theatrical release. The Company's television programming is produced for initial broadcast on either pay, syndicated or network television in the United States, followed by international territories and, in some cases, worldwide video markets.

  The Company distributes its motion picture and television productions in foreign countries and, in recent years, has derived approximately 40 percent of its revenues from foreign sources. Approximately 25 percent of the Company's revenues are denominated in foreign currencies. In addition, the Company incurs certain operating and production costs in foreign currencies. As a result, fluctuations in foreign currency exchange rates can adversely affect the Company's business. The Company, in certain instances, enters into foreign currency exchange contracts in order to reduce exposure to changes in foreign currency exchange rates that affect the value of its firm commitments and certain anticipated foreign currency cash flows. These contracts generally mature within one year. The Company does not enter into foreign currency contracts for speculative purposes. Realized gains and losses on contracts that hedge anticipated future cash flows were not material in each of the periods presented herein. Deferred gains and losses on foreign exchange contracts as of June 30, 1997 were not material. See "Risks Factors--Risks of International Distribution."

COST STRUCTURE

  General. In the motion picture industry, the largest component of the cost of producing a motion picture generally is the negative cost, which includes the "above-the-line" and "below-the-line" costs of producing the film. Above-the-line costs are costs related to the acquisition of picture rights and the costs associated with the producer, the director, the writer and the principal cast. Below-the-line costs are the remaining costs involved in producing the picture, such as film studio rental, principal photography, sound and editing.

  Distribution expenses consist primarily of the costs of advertising and preparing release prints. The costs of advertising associated with a major domestic theatrical motion picture release are significant and typically involve national and target market media campaigns, as well as public appearances of a film's stars. These advertising costs are separate from the advertising costs associated with other domestic distribution channels and the international market.

  The major studios generally fund production costs from cash flow generated by motion picture and related distribution activities or bank and other financing methods. Over the past decade, expenses in the motion picture industry have increased rapidly as a result of increased production costs and distribution expenses.

  Additionally, each of the major studios must fund substantial overhead costs, consisting primarily of salaries and related costs of the production, distribution and administrative staffs, as well as facilities costs and other recurring overhead.

  Participations and Residuals. In connection with the production and distribution of a motion picture, major studios generally grant contractual rights to actors, directors, screenwriters, producers and other creative and financial contributors to share in the gross receipts or contractually defined net profits from a particular motion picture. Except for the most sought-after talent, these third-party participations are generally payable after all distribution fees, marketing expenses, direct production costs and financing costs are recouped in full.

  Major studios also typically incur obligations to pay residuals to various guilds and unions including the Screen Actors Guild ("SAG"), the Directors Guild of America (the "DGA") and the Writers Guild of America (the "WGA"). The residual payments are made on a picture-by-picture basis with respect to the exploitation of a motion picture in markets other than the primary intended markets for such picture and are calculated as a percentage of the gross revenues derived from the exploitation of the picture in these ancillary markets.

  The Company's cost structure for motion pictures generally follows the industry structure described above. For a discussion of television programming cost structure see "The Industry--The Television Industry."

  In recent years the Company has experienced significant fluctuations in the level of its production activities. In July 1993 a new management team was brought into MGM Studios with a mandate to increase its production and distribution activities in anticipation of the eventual sale of MGM Studios. As a result, production and distribution expenditures increased substantially in 1994 and 1995. Starting in January 1996 and continuing throughout the Sale Period, no new production was approved, and accordingly, production expenditures on new films decreased significantly during 1996. Following the MGM Acquisition in October 1996, production activity increased as the Company resumed a normalized production and distribution level. These fluctuations in production and distribution expenditures had a material impact on operating results and cash flows during the related periods and will continue to do so for at least the next three years.

INDUSTRY ACCOUNTING PRACTICES

  Revenue Recognition. Revenues from theatrical distribution of feature motion pictures are recognized on the dates of exhibition. Revenues from home video distribution, together with related costs, are recognized in the period in which the product is available (assuming it has been shipped) for sale at the retail level. Revenues from television distribution are recognized when the motion picture or television program is available to the licensee for broadcast.

  Accounting for Motion Picture and Television Costs. In accordance with GAAP and industry practice, the Company amortizes film and television programming costs using the individual-film-forecast method under which such costs are amortized for each film or television program in the ratio that revenue earned in the current period for such title bears to management's estimate of the total revenues to be realized from all media and markets for such title. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the film or television asset to net realizable value. A typical motion picture generates 80 to 85 percent of its ultimate revenues within the first two years of release. By then, the picture has been exploited in the domestic and international theatrical markets and the domestic and international home video markets, as well as the domestic and international pay television and pay-per-view markets. A similar percentage of the picture's capitalized costs should be expected to be amortized accordingly, assuming the picture is profitable.

  The commercial potential of individual motion pictures and television programming varies dramatically, and is not directly correlated with production or acquisition costs. Therefore, it is difficult to predict or project a trend of the Company's income or loss. However, the likelihood of the Company reporting losses, particularly in the year of a motion picture's release, is increased by the industry's method of accounting which requires the immediate recognition of the entire loss (through increased amortization) in instances where it is estimated the ultimate revenues of a motion picture or television program will not recover the Company's costs. On the other hand, the profit of a profitable motion picture or television program must be deferred and recognized over the entire revenue stream generated by that motion picture or television program. This method of accounting may also result in significant fluctuations in reported income or loss, particularly on a quarterly basis, depending on the Company's release schedule and the relative performance of individual motion pictures or television programs. For films released by the Company since January 1994 which resulted in feature film write-downs in the period of initial release, subsequent performance as it relates to this group of films has not resulted in additional material write-downs. As a result of the lack of movie production and distribution during the Sale Period, the Company expects to experience lower revenues for at least the next three years, and thus the fluctuations caused by this accounting method may have a greater impact, than otherwise might be the case.

RESULTS OF OPERATIONS

  SIX MONTHS ENDED JUNE 30, 1997 AND 1996

  In connection with the MGM Acquisition, all of the assets and liabilities of MGM Studios, including the Library, were revalued as of October 10, 1996 under purchase accounting. The revaluation of the Library was based upon projected future discounted net cash flows from the underlying assets, in accordance with GAAP. In addition, the ultimate revenue projections for the Library were revised accordingly, resulting in an amortization period not to exceed 20 years. The combined effect of the Library revaluation and the revision of the ultimate revenue projections resulted in a reduction in the amortization rate in the periods following the MGM Acquisition. Consequently, operating results for the six months ended June 30, 1997 are not comparable to the corresponding 1996 period.

  The following table sets forth the Company's operating results for the six months ended June 30, 1997 as compared to the corresponding 1996 period, presented on both an actual and a pro forma basis. The pro forma results assume that the MGM Acquisition occurred at the beginning of the 1996 period presented and do not give effect to the Orion Acquisition, which was consummated on July 10, 1997.

                                                  (PREDECESSOR)      (SUCCESSOR)
                                               --------------------  -----------
                                                  SIX MONTHS ENDED JUNE 30,
                                               ---------------------------------
                                                 1996       1996
                                                ACTUAL    PRO FORMA  1997 ACTUAL
                                               ---------  ---------  -----------
                                                  (UNAUDITED, IN THOUSANDS)
Revenues:
  Feature films............................... $ 542,658  $542,658    $303,100
  Television programs.........................    52,474    52,474      47,914
                                               ---------  --------    --------
    Total revenues............................   595,132   595,132     351,014
Operating income (loss):
  Feature films...............................   (25,267)    6,834      31,633
  Television programs.........................    12,491    13,958       1,469
  General corporate administrative expenses...   (29,597)  (36,480)    (35,140)
  Goodwill amortization.......................    (7,437)   (3,821)     (3,821)
                                               ---------  --------    --------
    Total operating income (loss).............   (49,810)  (19,509)     (5,859)
Interest expense, net of amounts capitalized..   (45,086)  (20,787)    (20,599)
Interest and other income, net................       874     1,282       1,388
                                               ---------  --------    --------
Income (loss) before provision for income
 taxes........................................   (94,022)  (39,014)    (25,070)
Provision for income taxes....................    (9,530)  ( 2,543)     (3,935)
                                               ---------  --------    --------
Net income (loss) ............................ $(103,552) $(41,557)   $(29,005)
                                               =========  ========    ========

  Feature Films. Feature film revenues decreased by $239.6 million, or 44 percent, to $303.1 million in the six months ended June 30, 1997 (the "1997 Period") compared to the six months ended June 30, 1996 (the "1996 Period"). Explanations for the decrease in revenues are discussed in the following paragraphs.

  Worldwide theatrical revenues decreased by $193.0 million, or 93 percent, to $13.5 million in the 1997 Period, due to relatively limited worldwide theatrical distribution activity following the Sale Period. See "Risk Factors--Curtailment of Certain Operations Due to Sale of the Company." In the 1997 Period, the Company released only three new feature films domestically as compared to 12 films released in the 1996 Period, which included significant revenues from The Birdcage and Leaving Las Vegas. There were no such comparably performing releases in the 1997 Period. In the 1997 Period, the Company released only one new feature film in the international marketplace as compared to six feature films released in the 1996 Period, which included significant revenue from GoldenEye, The Birdcage and Get Shorty.

  Worldwide home video revenues decreased by $77.1 million, or 30 percent, to $179.3 million in the 1997 Period, which included the domestic releases of Kingpin and Fled in the rental market, as well as the releases of Larger Than Life and The Birdcage in the sell-through market. The 1996 Period included significant home video revenues from the releases of GoldenEye, Get Shorty, Leaving Las Vegas and Showgirls in the rental market, and promotions of the James Bond and Rocky film series in the sell-through market.

  Worldwide pay television revenues increased by $21.6 million, or 77 percent, to $49.7 million in the 1997 Period, primarily due to the availability of The Birdcage, Biodome, Mulholland Falls and A Family Thing in the domestic pay television market, as compared to the availability of Rob Roy in the 1996 Period. Network revenues increased $10.7 million to $12.2 million in the 1997 Period, which included license fees recognized on the films Stargate, Blown Away, Getting Even With Dad and Clean Slate. The Company recognized network license fees only on Undercover Blues in the 1996 Period. Worldwide syndication revenues increased $3.0 million, or 7 percent, to $41.5 million in the 1997 Period, principally due to the availability of Blown Away and Getting Even With Dad in international markets.

  The remaining $4.8 million decrease in feature film revenues in the 1997 Period principally related to lower merchandising and other revenues.

  Feature film operating profit was $31.6 million in the 1997 Period as compared to an operating loss of $25.3 million in the 1996 Period. The 1997 Period results reflect a higher operating margin on the Library, which was revalued pursuant to purchase accounting in connection with the MGM Acquisition and yielded lower amortization rates than in the 1996 Period. Additionally, there were no feature film write-downs in the 1997 Period with respect to the theatrical releases in that period. This compares to $52.2 million in write-downs on certain theatrical releases in the 1996 Period.

  Feature film operating profit increased by $24.8 million, or 363 percent, in the 1997 Period when compared to pro forma operating results in the 1996 Period, principally due to the aforementioned feature film write-downs in the 1996 Period.

  Other operating expenses in the 1997 Period include interactive product and development costs of $7.3 million and start-up losses of $5.6 million on the Company's investment in MGM Gold (Asia), a satellite and cable delivery channel based in Asia in which the Company holds a 50 percent equity interest. The 1996 Period results did not include comparable activity in these new businesses.

  Television Programming. Television programming revenues decreased by $4.6 million, or 9 percent, to $47.9 million in the 1997 Period as compared to the 1996 Period. Worldwide pay television revenues decreased by $5.5 million, or 27 percent, to $14.9 million in the 1997 Period due to a reduction in the license fees earned on the third season of The Outer Limits, as well as the timing of delivery of current season episodes. Additionally, the Company delivered only one new television movie in the 1997 Period as compared to four movies in the 1996 Period. Worldwide syndication revenues increased by $1.3 million, or 5 percent, to $26.8 million in the 1997 Period due to the addition of the series Poltergeist: The Legacy in domestic syndication, partially offset by lower ratings on the Outer Limits series. The remaining revenue decrease of $0.4 million in the 1997 Period principally related to lower home video revenues earned on the aforementioned television movies.

  Television programming operating profit was $1.5 million in the 1997 Period as compared to an operating profit of $12.5 million in the 1996 Period. Amortization expense on current series increased in the 1997 Period due to reduced profitability estimates, as well as loss reserves recognized on certain television series, including The Bradshaw Difference which has been canceled.

  Television programming operating profit decreased by $12.5 million, or 89 percent, in the 1997 Period when compared to pro forma operating results in the 1996 Period for the reasons discussed above.

  General Corporate Administration Expenses. General corporate administration expenses increased by $5.5 million, or 19 percent, to $35.1 million in the 1997 Period as compared to the 1996 Period primarily due to the accrual of long-term management incentive bonuses of $6.5 million established in connection with the MGM Acquisition, partially offset by a net decrease in various other items of $1.0 million.

  General corporate administration expense decreased by $1.3 million, or 4 percent, in the 1997 Period when compared to 1996 pro forma results, which include the aforementioned long-term management incentive bonuses.

  Goodwill Amortization. Goodwill amortization decreased by $3.6 million, or 49 percent, to $3.8 million in the 1997 Period due to the revaluation pursuant to purchase accounting of the Company's balance sheet as of October 10, 1996, which resulted in lower goodwill than previously reflected in the pre-MGM Acquisition balance sheet.

  Interest Expense, Net of Amounts Capitalized. Net interest expense was $20.6 million in the 1997 Period as compared to $45.1 million in the 1996 Period. Net interest expense decreased in the 1997 Period due to the substantial equity investment received by the Company in connection with the MGM Acquisition (see "--Liquidity and Capital Resources"). On a pro forma basis after giving effect to such equity investment, net interest expense in the 1996 Period would have been $20.8 million. The Company expects net interest expense to be higher in subsequent periods as the Company's indebtedness has increased since the end of the 1997 Period.

  Provisions For Income Taxes. The income tax provision of $3.9 million in the 1997 Period and $9.5 million in the 1996 Period reflects foreign remittance taxes on international distribution revenues, which decreased substantially in the 1997 Period.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  In connection with the MGM Acquisition, all of the assets and liabilities of MGM Studios, including the Library, were revalued as of October 10, 1996 under purchase accounting, resulting in lower amortization rates in periods after the MGM Acquisition than in the prior periods. For purposes of presentation and for management's discussion and analysis of the changes in financial condition and results of operations for the above periods, the following table combines the January 1, 1996 to October 10, 1996 pre-MGM Acquisition period with the October 11, 1996 to December 31, 1996 post-MGM Acquisition period for comparison to the year ended December 31, 1995.

                                 (PREDECESSOR)         (SUCCESSOR)
                          --------------------------- ------------- COMBINED JAN.
                           YEAR ENDED     JAN. 1 TO    OCT. 11 TO       1 TO
                          DEC. 31, 1995 OCT. 10, 1996 DEC. 31, 1996 DEC. 31, 1996
                          ------------- ------------- ------------- -------------
                                       (IN THOUSANDS)                (UNAUDITED)
Revenues:
  Feature films.........    $ 770,740     $ 830,391     $214,273     $1,044,664
  Television programs...       90,231        82,315       14,413         96,728
                            ---------     ---------     --------     ----------
    Total revenues......      860,971       912,706      228,686      1,141,392
Operating income (loss):
  Feature films.........      (61,560)      (58,798)      35,655        (23,143)
  Television programs...       28,251        17,684       (2,045)        15,639
  General corporate
   administration
   expenses.............      (64,175)      (60,056)     (18,319)       (78,375)
  Goodwill amortization.      (14,876)      (11,570)      (1,717)       (13,287)
  Provision for
   impairment...........          --       (563,829)         --        (563,829)
                            ---------     ---------     --------     ----------
    Total operating
     income (loss)......     (112,360)     (676,569)      13,574       (662,995)
Interest expense, net of
 amounts capitalized....      (66,386)      (71,375)      (9,875)       (81,250)
Interest and other
 income, net............       10,372         3,179          813          3,992
                            ---------     ---------     --------     ----------
Income (loss) before
 provision for income
 taxes..................     (168,374)     (744,765)       4,512       (740,253)
Provision for income
 taxes..................         (935)         (273)      (4,346)        (4,619)
                            ---------     ---------     --------     ----------
Net income (loss).......    $(169,309)    $(745,038)    $    166     $ (744,872)
                            =========     =========     ========     ==========

  Feature Films. Feature film revenues increased by $273.9 million, or 36 percent, to $1.0 billion in the year ended December 31, 1996 compared to the year ended December 31, 1995. Explanations for the increase in revenues are discussed in the following paragraphs.

  Worldwide theatrical revenues increased by $21.9 million, or 10 percent, to $252.4 million in 1996. Theatrical revenues increased in 1996 principally due to international theatrical revenues earned by GoldenEye, a substantial portion of which were earned in 1996 although the film was initially released in December 1995. The Company released 13 new feature films in each year in the domestic marketplace, and eight new feature films in each year in the international marketplace. In 1996 the Company earned significant revenues from the domestic theatrical releases of The Birdcage and Leaving Las Vegas as compared to GoldenEye, Get Shorty and Species in 1995. Internationally, the Company earned significant revenues from GoldenEye, Get Shorty and The Birdcage as compared to GoldenEye, Species and Rob Roy in 1995.

  Worldwide home video revenues increased by $262.3 million, or 79 percent, to $595.1 million in 1996. In 1996, home video revenues included the domestic rental releases of GoldenEye, The Birdcage, Get Shorty and Leaving Las Vegas as well as the sell-through release of All Dogs Go To Heaven 2. In 1995 the Company released Species, Rob Roy and Speechless in the domestic rental marketplace, as well as Pebble and the Penguin in the domestic sell-through market. The increase in home video revenue in 1996 reflected the strong performance of titles released in the period, as well as the substantial increase in the number of titles released as compared to 1995. The Company released 15 new feature films in the home video market in 1996 as compared to nine new feature films in 1995. Additionally, revenues earned under the Company's distribution agreement with Turner increased substantially in 1996, primarily as a result of a sell-through promotion of The Wizard of Oz. The Company also earned significant revenues in 1996 from sell-through promotions of the James Bond and Rocky film series. In 1996 significant international home video revenues were contributed by GoldenEye, Species and Get Shorty as compared to Blown Away and Getting Even With Dad in 1995.

  Worldwide pay television revenues increased by $30.4 million, or 48 percent, to $94.1 million in 1996, which included significant license fees earned on the availability of GoldenEye, Get Shorty and Species, among others, as compared to Stargate, Blown Away and Getting Even With Dad in 1995. Network revenues decreased by $2.2 million, or 59 percent, to $1.5 million in 1996 due to the availability of only one feature film, Undercover Blues, in 1996 as compared to Benny & Joon and Untamed Heart in 1995. Worldwide syndication revenues decreased by $23.7 million, or 22 percent, to $81.8 million in 1996, primarily as a result of domestic license fees earned for Rain Man, License to Kill, A Fish Called Wanda, Rocky IV and Rocky V in 1995. The Company recognized relatively lower license fees for Rocky III and The Russia House, among others, in 1996. Additionally, international syndication revenues were higher in 1995 due to license fees recognized under a new agreement covering free television in Germany.

  Other operating revenues decreased by $14.8 million, or 43 percent, to $19.8 million in 1996 as compared to 1995. Other revenues in 1995 included non-recurring payments received in connection with an Australian pay television joint venture and an audit settlement with a major distributor.

  The Company recognized an operating loss from feature films of $23.1 million in 1996 as compared to an operating loss of $61.6 million in 1995. The improvement in the operating loss in 1996 reflects the aforementioned substantial increase in revenues and a higher operating margin in the 1996 post-MGM Acquisition period (October 11 to December 31), which benefited from the lower amortization rates due to the revaluation of the Library under purchase accounting as a result of the MGM Acquisition. Additionally, feature film write-downs were $82.5 million in 1996, as compared to feature film write-downs of $134.0 million in 1995.

  Television Programming. Television programming revenues increased by $6.5 million, or 7 percent, to $96.7 million in 1996 as compared to 1995. Worldwide pay television revenues increased by $11.6 million, or 81 percent, to $25.9 million in 1996, primarily due to the licensing of a new series, Poltergeist:
The Legacy. Network revenues decreased $2.7 million, or 95 percent, to $0.1 million in 1996 as a result of the broadcast in 1995 of one new television movie. There was no comparable network programming broadcast in 1996. Worldwide home video revenues increased by $9.4 million, or 348 percent, to $12.1 million in 1996, primarily as a result of international sales of made-for-television movies and The Outer Limits series. Worldwide television syndication revenues decreased by $13.0 million, or 19 percent, to $56.9 million due to substantial domestic license fees earned in 1995 on the In The Heat Of The Night series. Other operating revenues increased $1.2 million in 1996 primarily due to merchandising income earned on current series.

  Television programming operating profit decreased by $12.6 million, or 45 percent, to $15.6 million in 1996 due to higher amortization rates on the Company's new series, which generated a higher proportion of 1996 revenues, as compared to relatively lower amortization on revenues from the television library of older series in 1995.

  General Corporate Administration Expenses. General corporate administration expenses increased by $14.2 million, or 22 percent, to $78.4 million in 1996 compared to 1995 primarily due to increased executive compensation of $5.4 million, increased accrual of long-term management incentive bonuses of $2.6 million, higher legal and professional fees of $2.0 million, and a net increase in various other items of $4.2 million.

  Goodwill Amortization. The decrease in goodwill amortization in 1996 related to the revaluation of the Company's assets and liabilities pursuant to purchase accounting in connection with the MGM Acquisition, which resulted in lower goodwill than carried in the balance sheet prior to the MGM Acquisition.

  Provision For Impairment. In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company recorded a charge of $563.8 million during 1996 in connection with CDR's sale of MGM Studios to the Company to write-off certain intangible assets, including $404.4 million to write-off its remaining investment in the film distribution organization and a charge of $159.4 million to reduce its investment in goodwill to net realizable value.

  Interest Expense, Net of Amounts Capitalized. Net interest expense increased by $14.9 million, or 22 percent, to $81.3 million in 1996 as compared to 1995. Net interest expense increased in 1996 due to higher average borrowing levels in the 1996 pre-MGM Acquisition period, partially offset by lower interest in the 1996 post-MGM Acquisition period due to reduced debt levels associated with the equity infusions received in connection with the MGM Acquisition.

  Interest and Other Income, Net. Interest and other income, net decreased by $6.4 million, or 62 percent, to $4.0 million in 1996 as compared to 1995. In 1995 the Company recovered proceeds under a directors' and officers' insurance policy relating to litigation originating prior to 1991 and also reduced certain prior period litigation reserves, resulting in additional income in the period. There was no such comparable activity in 1996.

  Provisions For Income Taxes. The income tax provision of $4.6 million in 1996 reflects foreign remittance taxes attributable to foreign distribution revenues, net of the reversal of certain tax reserves of approximately $14.0 million, and tax expense on net profits in the post-MGM Acquisition period. The income tax provision of $0.9 million in 1995 resulted from foreign remittance taxes incurred on international distribution revenues, net of the reversal of certain tax reserves of approximately $10.0 million. The Company does not anticipate any further substantial reversals of tax reserves.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

                                                           (PREDECESSOR)
                                                      YEAR ENDED DECEMBER 31,
                                                      ------------------------
                                                         1994         1995
                                                      -----------  -----------
                                                          (IN THOUSANDS)
      Revenues:
        Feature films................................ $   539,557  $   770,740
        Television programs..........................      57,564       90,231
                                                      -----------  -----------
          Total revenues.............................     597,121      860,971
      Operating income (loss):
        Feature films................................     (86,422)     (61,560)
        Television programs..........................      15,027       28,251
        General corporate administration expenses....     (49,314)     (64,175)
        Goodwill amortization........................     (14,876)     (14,876)
                                                      -----------  -----------
          Total operating income (loss)..............    (135,585)    (112,360)
      Interest expense, net of amounts capitalized...     (33,860)     (66,386)
      Interest and other income, net.................       2,070       10,372
                                                      -----------  -----------
      Income (loss) before provision for income
       taxes.........................................    (167,375)    (168,374)
      Provision for income taxes.....................      (3,877)        (935)
                                                      -----------  -----------
      Net income (loss).............................. $  (171,252) $  (169,309)
                                                      ===========  ===========

  Feature Films. Feature film revenues increased by $231.2 million, or 43 percent, to $770.7 million in the year ended December 31, 1995 as compared to the year ended December 31, 1994. Explanations for the increase in revenues are discussed in the following paragraphs.

  Worldwide theatrical revenues increased by $142.6 million, or 162 percent, to $230.5 million in 1995 as compared to 1994. In 1995, the Company released 13 new feature films as compared to only six in 1994. Theatrical revenues increased due to the significant contributions of GoldenEye, Get Shorty and Species and due to the additional number of films released in 1995 as compared to 1994. In 1995 these feature films included, among others, GoldenEye, Get Shorty, Species and Rob Roy. In 1994, the Company released theatrically, among others, the feature films Stargate, Speechless, Blown Away and Getting Even With Dad.

  Worldwide home video revenues increased by $67.6 million, or 25 percent, to $332.8 million in 1995 as compared to 1994. Home video revenues in 1995 increased primarily due to the release of Species, Rob Roy and Speechless in the domestic rental market, the release of Pebble and the Penguin in the domestic sell-through market, and significant international revenues generated by Blown Away and Getting Even With Dad. In 1994 there were only two significant domestic rental releases, Blown Away and Getting Even With Dad, and no significant international video releases.

  Worldwide pay television and network revenues increased by $6.8 million, or 11 percent, to $67.4 million in 1995 as compared to 1994, principally as a result of the recognition of significant domestic pay license fees in 1995 for Stargate and Blown Away. There were no such comparable license fees earned in 1994.

  Domestic syndication revenues decreased by $15.6 million, or 31 percent, to $34.8 million in 1995 due to significant Library revenues generated in 1994 in connection with an amendment to the Company's agreement with Turner, which resulted in a one-time increase in license fees recognized in 1994. International television syndication revenues increased by $7.4 million, or 12 percent, to $70.7 million in 1995, primarily due to the recognition of license fees under a new agreement covering free television in Germany.

  Other operating revenues increased by $22.4 million, or 184 percent, to $34.6 million in 1995 primarily due to payments received in connection with an Australian pay television joint venture, an audit settlement with a major distributor, the reversal of certain prior period litigation reserves, and additional music and other ancillary revenues.

  The Company recognized an operating loss from feature films of $61.6 million in 1995 as compared to an operating loss of $86.4 million in 1994. The improvement in the operating loss in 1995 reflects the substantial increase in revenues earned in the period, partially offset by increased feature film write-downs of $49.0 million on 1995 releases. In 1995, feature film write-downs were $134.0 million, as compared to feature film write-downs of $85.0 million in 1994.

  Television Programming. Television programming revenues increased by $32.7 million, or 57 percent, to $90.2 million in 1995 as compared to 1994. Worldwide pay television revenues increased by $11.2 million to $14.3 million, primarily due to the distribution of the new Outer Limits series and made-for-television movies. Worldwide syndication revenues increased by $34.9 million, or 98 percent, to $70.5 million, primarily due to the success of the In The Heat Of The Night series in syndication. These increases were partially offset by a decrease in network television revenues of $15.9 million, or 85 percent, to $2.8 million in 1995 compared to 1994, which included the final season of the In The Heat Of The Night series. In 1995 the only network revenues were generated by one made-for-television movie. The remaining revenue increase in 1995 of $2.5 million resulted from home video revenues earned on the new Outer Limits series and made-for-television movies.

  Television programming operating profit increased by $13.2 million, or 88 percent, to $28.3 million in 1995 as compared to 1994 due to the aforementioned increase in revenues and improved margins on the television library as a result of increases in profitability estimates.

  General Corporate Administration Expenses. General corporate administration expenses increased by $14.9 million, or 30 percent, to $64.2 million in 1995 compared to 1994 primarily due to the accrual of non-recurring management incentive bonuses of $10.0 million and higher legal and professional fees of $6.2 million, partially offset by a net decrease in various other items of $1.3 million.

  Interest Expense, Net of Amounts Capitalized. Net interest expense increased by $32.5 million, or 96 percent, to $66.4 million in 1995 from $33.9 million in 1994. Net interest expense increased due to higher borrowings outstanding in 1995 and increases in interest rates.

  Interest and Other Income, Net. Other income in 1995 includes proceeds recovered under a directors' and officers' insurance policy relating to litigation originating prior to 1991 and reductions in certain litigation reserves.

  Provisions For Income Taxes. The income tax provision of $0.9 million in 1995 includes foreign remittance taxes incurred on international distribution revenues, partially offset by a reduction in tax reserves of approximately $10.0 million due to the favorable settlement of certain international tax audits. The provision for income taxes of $3.9 million in 1994 reflects foreign remittance taxes, partially offset by the recognition of net operating loss tax benefits.

LIQUIDITY AND CAPITAL RESOURCES

  In recent years the Company has funded its operations primarily from internally generated funds and bank borrowings. The Company is currently operating under a business plan which calls for substantial continued borrowing, primarily to fund film and television production.

  In connection with the MGM Acquisition, MGM Studios obtained the Original MGM Credit Facility aggregating $800 million, of which $450 million was used to fund such acquisition. As of June 30, 1997, MGM Studios had $235 million available under the Original MGM Credit Facility to fund ongoing operating activities of the Company, and the interest rate was equal to the average of the reserve-adjusted London Interbank Offered Rates quoted by certain reference banks for deposits of U.S. dollars in comparable amounts and for comparable periods in the London interbank market ("LIBOR") plus 2.75 percent.

  On July 10, 1997 the Company completed the Orion Acquisition for a total purchase price of approximately $573 million. In connection with the Orion Acquisition, the Company issued 15,000,120 shares of the Common Stock to Tracinda and Seven for $360 million. In addition, Orion obtained the Original Orion Credit Facility, consisting of a $200 million term loan and a $50 million revolving credit facility. The interest rate on the Orion Credit Facility was equal to LIBOR plus 2.50 percent.

  In October 1997 MGM Studios and its principal lenders amended and restated the Original MGM Credit Facility into the Amended Credit Facility, a syndicated facility aggregating $1.3 billion which includes Orion as a co-borrower, consisting of a six year $400 million revolving credit facility, increasing to $600 million upon receipt by the Company of gross proceeds of at least $250 million from the issuance and sale of the Common Stock, including in connection with the Offering and the Tracinda Purchase, a $400 million seven and one-half year term loan and a $300 million eight and one-half year term loan. The facility also contains provisions allowing, with the consent of the requisite lenders and subject to syndication thereof, for an additional $200 million tranche, raising the amount of the Amended Credit Facility to $1.5 billion. Proceeds drawn from the Amended Credit Facility have been used to retire all amounts outstanding under the Original Orion Credit Facility. Scheduled amortization of the term loans under the Amended Credit Facility is $0 in 1998, $0 in 1999, $0 in 2000, $33 million in 2001, $73 million in 2002,
$103 million in 2003, $103 million in 2004 and $103 million in 2005, with the remaining balance due at maturity. The revolving facility portion of the Amended Credit Facility matures in October 2003, subject to extension under certain conditions. The Amended Credit Facility contains various covenants, including limitations on indebtedness, dividends and capital expenditures and maintenance of certain financial ratios. See "Financing Arrangements."

  The Company's strategy and business plans contemplate substantial on-going investments in production of new feature films and television programs. In addition, the Company plans to make investments or enter into joint ventures to develop new distribution channels to further exploit the Library. Furthermore, the Company may make strategic acquisitions, including acquisitions to obtain such distribution channels or to further expand the Library and may enter into joint ventures, including ventures to produce motion pictures. The nature and extent of such additional investments (including potential acquisitions and joint ventures) are dependent upon the future evaluation of the strategic and economic factors underlying such opportunities. The Company believes that the available credit under the Amended Credit Facility, together with the proceeds from the Offering and the Tracinda Purchase, should be sufficient to meet the Company's current obligations and commitments and will enable the Company to continue to conduct its operations in accordance with its current business plans, although no assurance can be given in that regard. The Company may need to seek other sources of financing in order to complete any future acquisitions. Even if the Company does not consummate any acquisitions, in order to take advantage of opportunities in the debt markets, the Company may from time to time seek additional financing. No assurance can be given that such other sources will be available or on terms acceptable to the Company. See "Risk Factors--Risks Relating to Liquidity and Financing Requirements."

                                 THE INDUSTRY

THE MOTION PICTURE INDUSTRY

  General. The motion picture industry consists of two principal activities: production and distribution. Production involves the development, financing and production of feature-length motion pictures. Distribution involves the promotion and exploitation of motion pictures throughout the world in a variety of media, including theatrical exhibition, home video, television and other ancillary markets. The U.S. motion picture industry can be divided into major studios and independent companies, but the major studios dominate the industry in the number of theatrical releases. In addition to the Company (including MGM Pictures, UA Pictures, Orion and Goldwyn), the major studios as defined by the MPAA are The Walt Disney Company (including Buena Vista, Touchstone and Miramax) ("Disney"), Paramount, Sony Pictures Entertainment Inc. (including Columbia and TriStar) ("Sony"), Twentieth Century Fox Film Corporation ("Fox"), Universal and Warner Bros. (including Turner, New Line Cinema and Castle Rock Entertainment) ("Warner"). The major studios are typically large diversified corporations that have strong relationships with creative talent, exhibitors and others involved in the entertainment industry and have global film production and distribution capabilities.

  Historically, the major studios have produced and distributed the majority of high grossing theatrical motion pictures released annually in the United States. Over the past decade, the number of feature-length motion pictures released by the major studios has increased dramatically from 133 in 1986 (34.6 percent of the total) to a high of 233 in 1996 (71.7 percent of the total). In addition, most of the studios have created or accumulated substantial and valuable motion picture libraries that generate significant revenues. These revenues can provide the major studios with a stable source of earnings that offsets the variations in the financial performance of their motion picture releases and other aspects of their motion picture operations.

  The independent companies have more limited production and distribution capabilities than do the major studios. While certain independent companies may produce as many films as a major studio in any year, independent motion pictures typically have lower negative costs and are not as widely released as motion pictures produced and distributed by the major studios. Additionally, the independent companies may have limited or no internal distribution organizations and rely on the major studios for distribution and financing.

  Motion Picture Production. The production of a motion picture begins with the screenplay adaptation of a popular novel or other literary work acquired by the producer of the motion picture or the development of an original screenplay based upon a story line or scenario conceived or acquired by the producer. In the development phase, the producer may seek production financing and tentative commitments from a director, the principal cast members and other creative personnel. A proposed production schedule and budget are prepared. At the end of this phase, the decision is made whether or not to "greenlight," or approve for production, the motion picture.

  After greenlighting, pre-production of the motion picture begins. In this phase, the producer engages creative personnel to the extent not previously committed, finalizes the filming schedule and production budget, obtains insurance and secures completion guaranties, if necessary. Moreover, the producer establishes filming locations, secures any necessary studio facilities and stages and prepares for the start of actual filming.

  Principal photography, or the actual filming of the screenplay, generally extends from seven to 16 weeks, depending upon such factors as budget, location, weather and complications inherent in the screenplay. Following completion of principal photography, the motion picture enters what is typically referred to as post-production. In this phase, the motion picture is edited, opticals, dialogue, music and any special effects are added, and voice, effects and music soundtracks and pictures are synchronized. This results in the production of the negative from which release prints of the motion picture are made. Major studios and independent film companies hire editors, composers and special effects technicians on the basis of their suitability for a particular picture.

  Motion Picture Distribution. The distribution of a motion picture involves the licensing of the picture for distribution or exploitation in various markets, both domestically and internationally, pursuant to a release pattern. These markets include theatrical exhibition, non-theatrical exhibition (which includes airlines, hotels and armed forces facilities), home video (including rental and sell-through), presentation on television (including pay-per-view, pay, network, syndication or basic cable) and marketing of the other rights in the picture and underlying literary property, which may include books, merchandising and soundtracks. The domestic and international markets generally follow the same release pattern, with the starting date of the release in the international market varying from being concurrent with the domestic theatrical release to being as long as nine months afterwards. A motion picture typically is distributed by a major studio or one or more distributors that acquire rights from a studio or other producer in one or more markets or media or a combination of the foregoing.

  Both major studios and independent film companies often acquire pictures for distribution through a customary industry arrangement known as a "negative pickup," under which the studio or independent film company agrees to acquire from a production company all rights to a film upon completion of production, and also acquire completed films.

THE TELEVISION INDUSTRY

  Television Production. The production of television series programming involves the development of a format based on a creative concept or literary property into a television script, the hiring of talent, the filming or taping of the program and the technical and post-production work necessary to produce a finished program. Television producers may originate projects internally or acquire them from others. If a concept is deemed suitable for development, the studio or other producer or network typically commissions and pays for a script. Once a script is ordered, one or more license agreements are negotiated with the potential broadcasters of such program. A pilot episode usually is ordered or commissioned prior to the determination of whether a series will be produced.

  Television production can generally be divided into two distinct businesses: network production (i.e., television shows for ABC, CBS, NBC, Fox, UPN and WB) and non-network production (i.e., made-for-cable and first-run syndication). The economics of the two types of television production are different. In network production, a network generally orders approximately six to 13 initial episodes of each new series for a license fee equal to a percentage of the program's cost. The balance of the production cost can only be recouped through international sales and syndication if a series is successful and generally remains unrecouped for at least four years. In the non-network production or first-run syndication business, a producer seeking to launch a new series commits to produce a minimum number of episodes if the producer can "clear" the series by selling to individual television stations in sufficient markets throughout the country (generally comprising 70 percent of television households). Once produced, the episodes are immediately available for licensing to international broadcasters as well. This approach generally involves a lower production cost risk and earlier return on investment ("ROI") than the network production business; however, non-network programming also generally provides a lower ROI than successful network production. See "Business--Free and Pay Television--Television Production."

  Television Distribution. The U.S. television market is served by network affiliated stations, independent stations and cable systems, although the number of independent stations has decreased as many formerly independent stations have become affiliated with new networks in recent years. During "prime time" hours, network affiliates primarily broadcast programming produced for the network. In non-prime time, network affiliates telecast network programming, off-network programming, first-run programming (programming produced for distribution on a syndicated basis) and programming produced by the local stations themselves. Independent television stations and cable networks, during both prime and non-prime time, produce their own programs and telecast off-network programs or first-run programs acquired from independent producers or syndicators. Syndicators generally are companies that sell to independent television stations and network affiliates programming produced or acquired by the syndicator for distribution.

                                   BUSINESS

COMPANY OVERVIEW

  The Company is engaged primarily in the development, production and worldwide distribution of theatrical motion pictures and television programs. The Company, including MGM Studios, UA, Orion, Goldwyn and its other subsidiaries, is one of only seven major film and television studios worldwide. With approximately 4,000 film titles and over 8,200 episodes of television programming, the Library constitutes the largest collection of post-1948 feature films in the world. Motion pictures in the Library have won over 185 Academy Awards, including Best Picture Awards for Annie Hall, The Apartment, The Best Years of Our Lives, Dances With Wolves, The Deer Hunter, Hamlet, In the Heat of the Night, Marty, Midnight Cowboy, Platoon, Rain Man, Rocky, Silence of the Lambs, Tom Jones and West Side Story. The Library also includes 17 titles in the James Bond film franchise, five titles in the Rocky film franchise and nine titles in the Pink Panther film franchise.

  Tracinda, Seven and senior management of MGM Studios formed the Company to acquire all of the outstanding capital stock of MGM Studios and its subsidiaries, including UA, in October 1996 for an aggregate consideration of $1.3 billion pursuant to the MGM Acquisition. Tracinda is wholly-owned by Kirk Kerkorian. Seven is one of the largest television broadcast networks in Australia with stations in five major Australian metropolitan areas and one regional television station. Frank G. Mancuso, Chairman and Chief Executive Officer of MGM Studios since July 1993 and of the Company since its formation, has approximately 35 years of entertainment industry experience.

  In July 1997 the Company acquired all of the outstanding capital stock of Orion and its subsidiaries including Goldwyn, from Metromedia International Group, Inc. pursuant to the Orion Acquisition. In connection with the Orion Acquisition, the Company obtained the film and television libraries of the Orion Companies consisting of approximately 1,900 film titles and 3,000 television episodes, effectively doubling the size of the Library to its current size of approximately 4,000 film titles and over 8,200 episodes of television programming. The Company also acquired 12 substantially completed theatrical motion pictures and five direct-to-video features. The Goldwyn cinema operations were excluded from the Orion Acquisition. See "Background of the Company."

BUSINESS STRATEGY

  The Company's goal is to enhance its position as a premier global entertainment content company by maximizing the value of its assets, including the Library and its film and television production units, under the direction of its experienced management team. To achieve this goal, the Company intends to:

  Build and Leverage the Library. The Company believes that the Library is its most powerful asset and that the Library will continue to generate relatively stable cash flows through the worldwide distribution of its titles. Management intends to maximize the value of the Library by (i) producing new motion pictures and television programs that will not only be successful on their own, but will also increase the depth and breadth of the Library, (ii) aggressively marketing and repackaging the Library's titles, (iii) developing new distribution channels for delivering MGM branded programming, (iv) capitalizing on developments in technology and (v) further penetrating international markets as they grow. As opportunities arise, the Company may pursue strategic acquisitions, including acquisitions of titles or new distribution channels for the Library. Additionally, the Company expects to benefit as certain rights to its Library that have been previously licensed to others revert to the Company over time.

  Develop, Produce and Distribute Theatrical Motion Pictures. Through MGM Pictures and UA Pictures, the Company plans to produce or co-produce and distribute approximately ten to 12 motion pictures annually across a variety of genres. The Company intends to (i) actively manage its production and release schedules to maximize overall performance of those motion pictures,
(ii) tightly control development and production expenditures while maintaining the artistic integrity required to develop and produce successful feature films and

(iii) utilize the Library as an inexpensive source for sequels and remakes and the expansion of certain well-tested, familiar film franchises. Additionally, the Company plans to produce or acquire and release approximately four to six specialty motion pictures annually through Goldwyn. The Company also plans to distribute annually approximately four to six motion pictures produced by others.

  Develop, Produce and Distribute Television Programming. The Company intends to focus primarily on the development and production of series for pay television and the first-run syndication business by using its extensive Library as a source of ideas. Under its television programming strategy, the Company has been able to recover substantially all production costs for a series shortly following completion of production by obtaining up-front financial commitments from domestic pay television broadcasters for production of multiple episodes of the series and concurrently licensing the series in international markets. The Company also develops programs such as two-hour television movies and mini-series. The Company intends to allocate a portion of its future television production budget to producing series for network television.

  Leverage the MGM Brand Name. The Company believes that the MGM name and its lion logo are among the most recognized in the world. The Company intends to capitalize on the value inherent in its name and logo through the distribution of branded programming and the selective development of high quality consumer products.

  When Mr. Mancuso was appointed Chairman and Chief Executive Officer in 1993, he began implementing the above business strategy. Under Mr. Mancuso's direction, the Company completed the Orion Acquisition to build the Library. In addition, under Mr. Mancuso's direction the Company has produced and/or released such successful motion pictures as The Birdcage, Get Shorty, GoldenEye, Leaving Las Vegas, Species and Stargate. Although the Company did not approve any motion pictures for production during the Sale Period, since completion of the MGM Acquisition, management has taken steps to return operations to a higher level. Since October 1996 the Company has approved six motion pictures for production. See "Risk Factors--Curtailment of Certain Operations Due to Sale of the Company." Since Mr. Mancuso's appointment, the Company has reestablished a television series production business and has taken steps to leverage the MGM brand name.

FILM AND TELEVISION LIBRARY

  The Library is one of the most critically acclaimed libraries in the motion picture industry, representing one of the largest collections of Academy Award-winning films. As of August 1, 1997 the Company owned, or held certain distribution rights with respect to, approximately 4,000 theatrical motion pictures, excluding the approximately 2,950 titles that the Company has the right to distribute in home video markets under an agreement with Turner. See "Risk Factors--Certain Limitations on the Exploitation of the Library" and "-- Distribution--Home Video Distribution." The motion pictures in the Company's Library have won over 185 Academy Awards. Fifteen motion pictures have won the Academy Award for Best Picture, including Annie Hall, The Apartment, The Best Years of Our Lives, Dances With Wolves, The Deer Hunter, Hamlet, In the Heat of the Night, Marty, Midnight Cowboy, Platoon, Rain Man, Rocky, Silence of the Lambs, Tom Jones and West Side Story.

  The Library also constitutes the largest collection of post-1948 feature films in the world. In 1948 certain major studios negotiated consent decrees requiring that the studios separate their exhibition businesses from their production and distribution businesses and mandating the divestiture of certain theater holdings. This is generally believed to have triggered greater competition among the studios and an increased emphasis on the potential for commercial success in the development and production stages, resulting in a greater focus on the content and quality of the motion pictures produced and distributed by the studios. The Company believes that films produced and developed after 1948 generally are more valuable than films that were produced and developed earlier.

  Additionally, the Library includes motion pictures from a wide range of genres, including dramas, comedies, action-adventure movies, westerns and suspense thrillers. Management believes that the Library's diversity, quality and extensive size provides the Company with substantial competitive advantages. The Company intends to continue to build upon these advantages by producing and acquiring new motion pictures across a variety of genres and budget ranges to update and enhance the Library. See "--Production--Motion Picture Production."

  The Library also includes over 8,200 episodes from television series previously broadcast on prime-time network television or in first-run syndication, including episodes of The Addams Family, American Gladiators, Bat Masterson, Cagney & Lacey, Fame, Green Acres, Highway Patrol, In the Heat of the Night, Mr. Ed, The Patty Duke Show, Pink Panther, Sea Hunt and thirtysomething. The television series in the Library have won 41 Emmy awards and six Golden Globe awards.

  The Company will continue to implement its strategy of developing new projects from existing Library assets. The Library represents a readily-available, "market tested" source of development ideas. For example, the Company recently had success with the film The Birdcage, a remake of La Cage aux Folles, and is expected to release Species II, the sequel to Species, in 1998. Furthermore, the Company has successfully expanded the valuable film franchises within its Library, most notably the James Bond franchise, with the 1995 commercial success of GoldenEye. The Company expects to release the latest James Bond film, Tomorrow Never Dies, in December 1997. Additionally, the Company has successfully developed four television series based on Library motion pictures: Poltergeist: The Legacy based on Poltergeist; Stargate SG-1 based on Stargate; All Dogs Go to Heaven, based on the movie of the same name; Fame L.A. based on Fame; and The Magnificent Seven, based on the movie of the same name. The Company also recently produced a remake of Twelve Angry Men as a made-for-television movie, which has aired on Showtime Networks Inc. ("Showtime").

  Eighteen James Bond motion pictures in the Library, including the upcoming release, are produced and distributed pursuant to a series of agreements with Danjaq. The motion pictures are produced by Danjaq, and the Company has the right to approve all key elements of the pictures, such as the selection of the director and the leading actors. The copyright in each of the motion pictures is owned jointly by the Company and Danjaq. Generally, the Company has the right to distribute each of the pictures in all media worldwide in perpetuity or for a term of 15 years. Where the Company's distribution rights are not perpetual, the rights revert to joint control by the Company and Danjaq after expiration of the distribution term. Danjaq owns any television series created that is based on the James Bond motion pictures, and the Company has the distribution rights to such series. Danjaq controls the merchandising rights with respect to the pictures, with the Company being entitled to receive a portion of the revenues from all merchandising licenses. Additionally, the Company controls all marketing rights, and controls the music from The Living Daylights (1987) and all subsequent pictures. All other rights relating to the pictures are controlled jointly by the Company and Danjaq. The agreements contain certain restrictions on the sale or licensing by the Company of any of its rights in the pictures.

  Prior to 1959, Ian Fleming authored a number of novels depicting the adventures of James Bond, and commencing in 1959, Mr. Fleming and Kevin McClory collaborated on the development of certain plot lines and treatments and a script entitled Thunderball, featuring the James Bond character. In that connection, Mr. McClory ultimately acquired from Mr. Fleming certain rights to make a feature film using the James Bond character in these plot lines. Mr. Fleming thereafter wrote a novel of the same name. In 1961, Mr. McClory commenced litigation against Mr. Fleming with regard to the script, the novel and certain related rights.

  In 1962, prior to the settlement of the Fleming-McClory litigation, Mr. Fleming effectively granted to a predecessor-in-interest of Danjaq the exclusive worldwide rights to, among other things, make films based on Mr. Fleming's existing or future James Bond novels (other than Thunderball or Casino Royale) and to create original screenplays about the adventures of James Bond not based on Mr. Flemings's James Bond novels. This agreement further provides that the film rights to the Thunderball novel that were the subject of the Fleming-McClory litigation would also be transferred to Danjaq's predecessor to the extent Mr. Fleming was permitted to transfer such rights following completion of the litigation.

  The Fleming-McClory litigation was resolved in 1963 by a settlement among Mr. Fleming, Mr. McClory and the other parties to the litigation in which Mr. McClory acknowledged that Mr. Fleming was the creator and proprietor of the James Bond character. Pursuant to that settlement, Mr. McClory was, in effect, given the film rights in the Thunderball documents and scripts attached to the settlement agreement, the rights to reproduce any part of Mr. Flemings's Thunderball novel in a film and to exhibit any such film in any manner whatsoever and the rights to use the James Bond character in the film Thunderball. The Company believes these rights, at most, give Mr. McClory the right to make films of the story in the novel Thunderball (i.e. a "remake" of Thunderball). Mr. McClory produced the film Thunderball (with UA and Danjaq) in 1965. Mr. McClory has at various times since 1963 taken the position that he has broader rights to use the James Bond character than simply remake Thunderball, but since 1965 he has only made the 1983 film Never Say Never Again, which Mr. McClory claimed was a remake of the film Thunderball.

  On October 13, 1997, Sony issued a press release announcing plans by its Columbia Pictures division to produce a series of new James Bond feature films based on works created by Mr. Fleming, Mr. McClory and John Whittingham. The Company believes that Sony and Mr. McClory intend to take the position that, among other things, Mr. McClory's rights in the ideas embodied in the Thunderball novel and the documents attached to the Fleming-McClory settlement agreement form the basis for producing James Bond feature films whose plot lines are not limited to the plot lines of the novel Thunderball. The Company believes that no party, other than the Company and Danjaq, has the right to produce or exploit a feature film, television program or similar program based, in whole or in part, on the character James Bond, with the possible exception of Mr. McClory's right to remake Thunderball. If Mr. McClory, Sony or others were to attempt to produce or exploit another remake of Thunderball or to produce or exploit any other film, television program or other similar program based, in whole or in part, on the character James Bond that goes beyond a remake of Thunderball, the Company would vigorously oppose any such attempt and take all actions necessary to protect its rights in the James Bond character and all related rights. The Company believes that a remake of Thunderball by Mr. McClory, Sony or others would not have a material adverse effect on the Company's business or results of operations. However, a determination that Mr. McClory, Sony or others have broader rights to produce or exploit other films, television programs or other similar programs that are based, in whole or in part, on the James Bond character could have a material adverse effect on the Company's business and results of operations.

  The Company intends to aggressively market and distribute titles in the Library in existing pay and free television, home video and other markets worldwide, as well as through developing technologies. Rather than selling its titles on a single or multi-picture basis, the Company strives to pool strategically its motion picture and television titles into cohesive programming packages directed at specific markets, including purchasers of large quantity programming and services in emerging markets which may not have their own programming capabilities. The Company believes that the development and growth of direct broadcast satellite ("DBS") and other new distribution systems may generate significant incremental profits for the industry as the number of channels requiring content grows. The Company believes that, with its extensive Library and its branded programming strategy, the Company is well positioned to benefit from such growth and development.

  As opportunities arise, the Company expects to consider acquisitions, including acquisitions to expand the Library or to obtain new distribution channels. The Company has recently submitted a non-binding indication of interest for the acquisition of a film library of approximately 1,000 titles. If invited by the seller of such library, the Company may make a binding offer to purchase prior to the end of 1997. The Company anticipates that, if such offer is accepted, completion of the acquisition would be subject to, among other things, the successful completion of due diligence and the negotiation and preparation of a definitive agreement on terms acceptable to the Company. There can be no assurance that any such offer will be accepted or that the acquisition will be completed or that, if completed, the anticipated benefits of such acquisition will be achieved.

  Due to certain long-term pre-paid licenses entered into by prior management, the Company does not expect to receive significant revenue with respect to substantial portions of its Library from domestic free and certain major international television markets for the next several years. This includes many of the most valuable titles in the Library, including approximately 50 percent of the pre-1990 MGM and UA titles, which have been licensed in one or more of the U.S., France, Spain and Germany, and less than 50 percent of the Orion titles, which have been licensed in one or more of France, Spain, Germany and the United Kingdom. See "--Distribution--Pay and Free Television Distribution." The Company expects to benefit as certain rights to the Library that have been previously licensed to others revert to the Company over time. See "Risk Factors--Certain Limitations on the Exploitation of the Library" and "--Distribution--Home Video Distribution."

PRODUCTION

  MOTION PICTURE PRODUCTION

  The Company currently develops and produces theatrical motion picture projects through two separate production entities, MGM Pictures and UA Pictures. The Company operates these production units independently with separate management teams and allows them to compete directly for the best new projects on the creative side of the business. At the same time, the Company supports the units with the benefits of centralized marketing, sales, legal, physical production and distribution functions. Direct access to senior management also expedites major decision-making. By utilizing its two separate production units, management believes that the Company benefits from the distinct creative talents and perspective of each of its chief production executives, resulting in greater diversity within its overall release slate.

  Through these production units, the Company plans to produce or co-produce and distribute between approximately ten and 12 motion pictures annually across a variety of genres and budget ranges and release approximately four to six additional pictures each year that are produced by other producers. Both production units employ a development staff of creative executives who work to refine concepts and scripts so that projects are developed to the point that production decisions can be made. The creative staffs of both MGM Pictures and UA Pictures currently have approximately 90 ongoing projects in the aggregate, which are in various phases of development and pre-production. The Company's current strategy is to have fewer projects in development at any one time than the other major studios in order to concentrate its efforts and assets on the projects that management believes could be the most commercially successful. The Company believes that this strategy will result in lower development related write-offs and abandonment costs. Historically, the Company's development related write-offs and abandonment costs were $11.6 million, $19.5 million and $11.6 million in the years ended December 31, 1996, 1995 and 1994, respectively.

  Additionally, the Company plans to release approximately four to six specialty motion pictures each year through Goldwyn. These motion pictures will be produced or co-produced by Goldwyn or acquired through negative pickups or other distribution arrangements and will include motion pictures in a variety of genres generally involving producers and directors, writers or other talent who typically work outside of the studio system. The Company's investment in such pictures is expected to be significantly less than the Company's investment for pictures produced through MGM Pictures or UA Pictures. The Company believes that this strategy of releasing independent motion pictures will add greater diversity to the Company's release slate and enhance the Library both through the addition of new film product and the building of relationships with up-and-coming producers and directors, writers and other talent.

  In order to manage the financial risks inherent in motion picture production, management has developed a rigorous budgeting and approval process and strictly controls the cost of each motion picture through active management involvement in all phases of the production process. When a project is considered to have commercial potential, budgets are developed independently by the physical production department to determine the below-the-line cost of a motion picture. At a point early in this process, a preliminary below-the-line estimate is combined with potential above-the-line costs, such as talent costs and participations, to form a model of the total cost of the motion picture. The Company's financial planning and analysis group then performs sensitivity analyses to determine the motion picture's potential ROI. The ROI range is developed using a preliminary cost model together with a revenue model based on the picture's budget, genre, cast, international appeal and other factors. The Company believes that, as a result of its focus on budgeting and controlling production expenditures, it will be able to avoid unnecessary cost-overruns and excess expenditures.

  The Company pursues fewer producer or talent "overhead" arrangements, in which a studio pays a portion of the overhead of creative talent (i.e., producer, director or actor) for the right to receive a "first look" at that party's projects, than other major studios. In general, the Company believes that its capital resources are better allocated to acquire literary property or the services of talent for a specific project than to fund overhead. See "Risk Factors--Risks of Motion Picture and Television Production."

  The Company does not own any studio facilities or stages but rather leases facilities and sound stages on an "as needed" basis in connection with the production of specific motion picture and television projects. The Company has not experienced any difficulties in leasing appropriate facilities and sound stages when needed.

  The following table details the Company's release schedule, as announced by the Company in August 1997, for the remainder of 1997 and the first six months of 1998.

                                RELEASE SCHEDULE

                               APPROXIMATE
            TITLE             RELEASE DATE  SUMMARY                             PRINCIPAL ACTORS
            -----             ------------  -------                             ----------------
 Paperback Romance........... Released      Madcap romantic comedy        Gia Carides, Anthony
                                                                          LaPaglia
 Hoodlum(2).................. Released      1930's gangland action film   Laurence Fishburne, Tim
                                            centered on Bumpy Johnson      Roth, Vanessa Williams,
                                                                           Andy Garcia, Cicely Tyson
 The End of Violence......... Released      Wim Wenders' look at          Bill Pullman, Andie
                                            exploitation and violence      MacDowell, Gabriel Byrne,
                                                                           Loren Dean, Traci Lind,
                                                                           Pruitt Taylor-Vince
 The Locusts................. Released      Film noir pot-boiler set in   Kate Capshaw, Jeremy Davies,
                                            1960's rural Kansas            Vince Vaughn, Ashley Judd
 Gang Related................ Released      Tupac Shakur's last movie, a  James Belushi, Tupac Shakur,
                                            thought-provoking police       Dennis Quaid, James Earl
                                            action thriller                Jones
 Napoleon.................... Released      Live-action children's        Voices by: Adam Wylie,
                                            adventure about a puppy lost   Bronson Pinchot, Blythe
                                            in the Australian outback      Danner, Joan Rivers
 Red Corner(1)............... Released      Political thriller/courtroom  Richard Gere, Bai Ling
                                            drama directed by Jon Avnet
 Deceiver.................... November 1997 Suspenseful thriller          Tim Roth, Chris Penn, Renee
                                            centered on a web of lies      Zellweger, Ellen Burstyn,
                                            and deceits                    Rosanna Arquette
 Bent........................ December 1997 Based on the critically       Lothaire Bluteau, Clive
                                            acclaimed play                 Owen, Brian Webber, Ian
                                                                           McKellen, Mick Jagger
 Tomorrow Never Dies(2)...... December 1997 Latest installment of the     Pierce Brosnan, Jonathan
                                            James Bond series              Pryce, Michelle Yeoh, Teri
                                                                           Hatcher, Joe Don Baker,
                                                                           Judi Dench
 Welcome to Woop Woop........ January 1998  Twisted road comedy from the  Johnathon Schaech, Rod
                                            director of "The Adventures    Taylor, Susie Porter, Dee
                                            of Priscilla, Queen of the     Smart
                                            Desert"
 Hurricane Streets........... January 1998  Disturbing look at modern-    Brendan Sexton III, Shawn
                                            day youth                      Elliott, Jose Zuniga
 Music From Another Room..... February 1998 Romantic comedy about a       Jude Law, Jennifer Tilly,
                                            man's search for his one       Martha Plimpton, Brenda
                                            true love                      Blethyn
 The Man in the Iron Mask(2). February 1998 Period piece based on the     Leonardo DiCaprio, Jeremy
                                            Alexandre Dumas novel          Irons, John Malkovich,
                                                                           Gerard Depardieu, Gabriel
                                                                           Byrne
 Storefront Hitchcock........ March 1998    Concert/performance movie     Robyn Hitchcock
                                            directed by Academy Award-
                                            winning director, Jonathan
                                            Demme
 I Love You Don't Touch Me... April 1998    A bold romantic comedy        Marla Schaffel, Mitchell
                                                                           Whitfield, Meredith Scott
                                                                           Lynn, Michael Harris
 Dirty Work(1)............... April 1998    Comedy about the revenge      Norm Macdonald, Chevy Chase,
                                            business                       Jack Warden, Don Rickles,
                                                                           Chris MacDonald, Artie
                                                                           Lange, Taylor Howard
 Species II(1)............... May 1998      Sequel to the successful      Michael Madsen, Marg
                                            1995 film                      Helgenberger, Natasha
                                                                           Henstridge, Mykelti
                                                                           Williamson, Justin Lazard,
                                                                           James Cromwell,
                                                                           George Dzundza

--------
(1) Developed and produced by MGM Pictures.
(2) Developed and produced by UA Pictures.

  The Company may revise the release date of a motion picture as the production schedule changes or otherwise to maximize revenues. Additionally, there can be no assurance that any of the motion pictures scheduled for release will be completed, that completion will occur in accordance with the anticipated schedule or budget, or that the motion pictures will necessarily involve all of the creative talent listed above. See "Risk Factors--Risks of Motion Picture and Television Production."

  TELEVISION PRODUCTION

  Through MGM Worldwide Television, Inc., a subsidiary of MGM Studios, the Company is engaged in the development and production of episodic television series, mini-series and movies for distribution on domestic and international television networks, local independent and network-affiliated television stations, pay television networks, basic cable networks and home video. Since the re-establishment of its television series production operations in 1994, the Company has obtained commitments for approximately 625 hours of television programming, of which approximately 50 percent remained to be aired as of September 30, 1997. Historically, the Company's television activities were focused on the traditional network production business and made-for-television movies, and many of the television programs in the Library were produced as network series. Since the networks have been able to substantially lower the license fees as a percentage of the budget for network television programming in recent years, resulting in significantly larger production investment risks for the producers of such programming, the Company altered its television strategy in 1994 when the Company's management re-established the Company's television series production operations. See "The Industry."

  Since 1994 the Company has focused primarily on the development and production of series for the first-run syndication business, which involves a lower production investment risk for the Company, and movies and mini-series for both network and off-network broadcasters. The Company's strategy is designed to (i) minimize up-front capital investment through the production of series for the first-run syndication business and through co-production arrangements, (ii) minimize risks associated with large deficit financing by developing product such as two-hour movies or mini-series that generally offer stable, predictable cash flows, (iii) use valuable Library assets such as The Outer Limits, Poltergeist, Stargate, All Dogs Go to Heaven, Fame and The Magnificent Seven to develop recognizable products with enhanced marketability at a reduced cost and (iv) develop alternative types of programming, such as animated cartoon strips, talk shows, variety shows and reality-based programming such as LAPD--Life on the Beat.

  As part of its strategy, the Company entered into a programming arrangement with Showtime whereby the Company provides television series and movies for premiere on Showtime. Showtime has agreed to license exclusive U.S. pay television rights to the following television series: (i) 110 one-hour episodes (five seasons) of The Outer Limits (winner of the Cable Ace award for Best Dramatic Series in 1995 and 1996) of which 44 episodes remained to be aired as of September 30, 1997; (ii) 88 episodes (four seasons) of
Poltergeist: The Legacy of which 44 episodes remained to be aired as of September 30, 1997; (iii) 44 episodes (two seasons) of Stargate-SG1 of which 32 episodes remained to be aired as of September 30, 1997; (iv) 44 episodes (two seasons) of a series to be developed by the Company to air beginning in 2000; and (v) 22 episodes (one season) of a series to be developed by the Company to air beginning in 2001. Showtime has also agreed to license exclusive U.S. pay television rights to ten original television movies to be produced by the Company for premiere on Showtime in the years 1997 through 2003. The production budgets for the movies are between $2.5 million and $5 million and will be funded jointly by the Company and Showtime.

  Additionally, the Company has obtained a commitment to license 40 episodes of All Dogs Go to Heaven, a one-half hour animated series, of which 14 episodes are scheduled to air beginning in fall 1998. Furthermore, the Company has cleared 44 episodes (two seasons) of Fame L.A. with individual television stations in markets throughout the country comprising approximately 90 percent of television households.

  The Company recently expanded its focus to produce series for network television on a selective basis, which typically require deficit financing but generally offer the potential for greater financial return. In its first sale of a series to network television since 1994, the Company has produced a two-hour pilot of The Magnificent Seven and obtained a commitment from CBS for such pilot and six additional one-hour episodes.

DISTRIBUTION

  THEATRICAL DISTRIBUTION

  General. The initial step in the release of a motion picture is the booking of engagements with theatrical exhibitors. The exhibitors retain a portion of the admissions paid at the box office, which generally includes a fixed amount per week, as well as a percentage of the admissions that escalates over time. A studio's or other producer's (or third party distributor's) share is approximately 50 percent of gross box office admissions, although such percentage, which has generally decreased in recent years, varies depending upon factors such as the number and box office performance of such studio's or other producer's recent releases. Although the lack of production during the Sale Period may have adversely affected the Company's relationship with major domestic exhibitors, the Company believes that its exhibitor relationships and negotiated share of box office receipts will improve to the extent that it achieves box office success with the films in its new release slate.

  The Company intends to release a slate of films appealing to a wide variety of audiences. By strategically timing the release of its motion pictures throughout the year, the Company intends to avoid some of the risks posed when a motion picture is inappropriately released during the most crowded and competitive box office seasons. The Company believes that this strategy is unlikely to have a negative impact on its ability to generate home video rentals.

  All motion pictures that are released theatrically by the Company in the U.S. and Canada, whether produced by MGM Pictures or UA Pictures or third parties, are marketed and distributed by Metro-Goldwyn-Mayer Distribution Co. Additionally, the Company generally distributes its motion pictures in theatrical markets outside of the U.S. and Canada through UIP, a partnership owned equally by the Company, Paramount and Universal. UIP is the world's largest theatrical motion picture distribution company outside the U.S., with distribution activities in over 50 countries. UIP has a cost sharing arrangement that requires each partner to be responsible for one-third of UIP's annual operating overhead. UIP charges each partner a distribution fee of 35 percent of gross theatrical receipts until the fee equals one-third of the annual operating costs of the partnership, and thereafter a negotiated percentage of any additional gross receipts as a fee for incremental use of the organization. Each partner bears all of its own releasing costs and retains all cash flow from its pictures after payment of fees. See "-- Regulation."

  The Company can elect to withdraw from UIP on November 1 of any year with at least one year's prior notice (although the Company has no current intention to withdraw). If the Company, or either other partner, withdraws, that partner is entitled to one-third of the book value of UIP less one-third of the estimated winding down costs of the partnership. Both Universal and Paramount have agreed not to withdraw from the partnership until after 2001; however, the Company believes that either party's exit from UIP would not have a material adverse effect on the Company's financial condition or results of operations, as the Company would expect to distribute its motion pictures in these territories by either modifying and downsizing the UIP structure or finding or developing satisfactory alternative methods for international distribution. There can be no assurance, however, that such alternatives would not result in decreased revenues or profitability. The partners are prohibited from transferring their respective partnership interests.

  Co-Production and Distribution Agreements. In addition to producing feature motion pictures independently, the Company occasionally enters into co-production agreements under which the Company retains certain distribution rights with respect to a picture and shares the cost of production with a partner that obtains other rights (generally outside of the U.S. and Canada). While such agreements limit the Company's risk relating to a motion picture's performance as they reduce the Company's production costs, such agreements also limit profitability. The Company also acquires rights to distribute films through negative pickup arrangements under which the Company acquires a completed motion picture, or certain rights therein, from a third party. Under co-production or negative pickup arrangements, the Company may be committed to spend specified amounts for prints and advertising. Additionally, the Company occasionally enters into "rent-a-system" arrangements under which the Company provides distribution services to an independent film company for a percentage distribution fee. Under rent-a-system arrangements the independent film company generally is responsible for all print and advertising costs. These types of arrangements may be entered into before, during or after production of a particular motion picture.

  Theatrical Marketing. The Company's theatrical marketing department consists of five functional groups: research, media planning, advertising, promotion and publicity. The objective of the marketing department is to maximize the Company's ROI on each motion picture by designing and implementing a marketing campaign tailored to appeal to the picture's most receptive audience. The marketing process begins with research before a motion picture is completed. The research department determines, through audience screenings and focus groups, a motion picture's appeal to its most likely target audience. The marketing group begins to develop media plans and marketing materials well in advance of a motion picture's scheduled theatrical release. The media campaign generally begins six months before release with the circulation of teaser trailers, posters and exhibitor advertising materials. The campaign becomes more aggressive two to three months before release as full-length trailers are released in theaters and more significant materials are sent to exhibitors. Finally, a national campaign is launched four to five weeks before opening day. This media campaign generally involves advertising a picture's release on national television, including network prime time and syndication markets, national cable and radio and in magazines, newspapers and specific target markets, such as colleges. In addition, public appearances, such as television talk shows, are arranged for a picture's stars in order to promote the film. The entire process is managed by the Company's in-house staff, although outside agencies are frequently retained to provide creative input.

  HOME VIDEO DISTRIBUTION

  The Company's marketing and distribution strategy in the home video market domestically and internationally is to (i) market its motion picture and television titles in cohesive packages, (ii) create branded product lines,
(iii) adapt to a maturing home video market and (iv) release new motion pictures into the home entertainment market at the time of the year that it believes will generate the most sales without diminishing revenues from other markets. Under current management, the Company has repackaged and repriced a number of Library titles. The Company believes this has resulted in increased shelf space in video retail stores and that this increased visibility has led to increased sales. For example, the Company recently experienced increased sales with the packaging of groups of titles from the Rocky franchise. Additionally, the Company will release Library films, or groups of Library films, in connection with new films which it releases into the market, in order to increase sales of both Library films and new releases. An example is the recent James Bond video campaign, under which the 16 Bond films then in the Library were remastered and repackaged into two sets of videos. The first set was introduced in connection with the theatrical release of GoldenEye, in order to capitalize on public awareness. The second set was introduced in connection with the release of GoldenEye on video. The Company intends to continue this strategy of packaging groups of films or film franchises and releasing them in connection with the releases of its most highly visible new films. Additionally, the Company intends to utilize new formats for home video sales, such as the successful "infomercials" for James Bond and Elvis Presley videos, the first in the motion picture business.

  MGM Home Entertainment Inc. ("Home Entertainment") manages the marketing and distribution of both current feature motion pictures and Library product of MGM Studios and its subsidiaries in the home video and other home entertainment markets. In addition, the Company has an agreement with Turner pursuant to which the Company distributes the Turner library, the Old MGM Library and all pre-1949 Warner titles in worldwide home video markets, for a total of approximately 2,950 titles. The Company's rights under this agreement with Turner expire in June 2001. As more fully described below, these titles as well as the current pictures and Library product of MGM Studios and its subsidiaries, and any theatrical motion picture in which MGM Studios or, with certain exceptions, one of its affiliates acquires home video rights, are serviced pursuant to the WHV Agreement.

   In 1990, as part of the acquisition of MGM/UA by Pathe, MGM-Pathe (the predecessor in interest to MGM Studios), MGM/UA and UA Pictures, Inc. (collectively, the "Parties") entered into the WHV Agreement with WHV. Under the WHV Agreement, the Parties have granted to WHV certain home video distribution rights with respect to new motion pictures and the motion picture library of MGM/UA, UA and their respective affiliates, subject to certain limited exceptions, throughout the world for a distribution fee expressed as a percentage of worldwide home video revenues (as determined under the WHV Agreement) and reimbursement of certain distribution expenses. In general, the percentage varies from 10 percent to 15 percent based upon the amount of worldwide home video revenues in any calendar year and other factors. MGM Studios and its affiliates maintain direct control of all significant elements of distribution such as the determination of release dates, marketing, return policies and pricing for these home video releases. Laser disc and digital video disc ("DVD") distribution rights are also covered by the WHV Agreement.

  The WHV Agreement expires in May 2003, with the home video rights of each of the films still covered by the WHV Agreement at that time reverting to MGM Studios or its affiliates five years after the film's initial availability in the U.S. home video market. Management believes that the Company will be able to manage home video distribution in a more cost-effective manner and increase sales and profitability upon the expiration of the WHV Agreement. Even with the agreement in effect, the Company's home video sales have increased since 1993. From 1993 to 1996, the Company increased its worldwide home video gross revenue from feature films by 145 percent, from $243.0 million to $595.1 million. The Company believes that this increase is a result of more effective and efficient marketing by the Company, the renegotiation by the Company of key vendor relationships and a reorganization of the Company's distribution infrastructure.

  The WHV Agreement provides that it applies (with certain exceptions discussed below) to (i) all motion pictures owned or controlled by the Parties or their affiliates prior to the date of the WHV Agreement, (ii) new motion pictures financed, developed, produced, owned and/or acquired by the Parties or any of their present or future affiliates during the term of the agreement and (iii) all other motion pictures as to which the Parties or any of their present or future affiliates own, control or acquire any home video rights during the term of the agreement. In general, the WHV Agreement requires that the Parties and their present and future affiliates acquire home video rights for any motion picture in which they acquire theatrical and/or television rights throughout the world, unless WHV otherwise agrees. With respect to licenses existing on such product prior to the date of acquisition, the Parties have agreed to allow such rights to expire or terminate such rights when and to the extent permitted. The Parties have limited termination rights for WHV's failure to make certain payments or to provide certain accountings.

  Currently, Orion manages the marketing and distribution of both current feature motion pictures and library product of the Orion Companies in the home video markets, except for the current feature motion pictures and library product of Goldwyn. Goldwyn has licensed to Hallmark Entertainment Distribution Company, Inc. ("Hallmark") the right to distribute in the U.S. home video market substantially all of the Goldwyn library and all feature motion pictures produced or acquired by Goldwyn between May 1995 and April 2000. The term of Hallmark's license of each of its library pictures expires on the later of five and a half years after the date of the picture's initial availability in the U.S. home video market or Hallmark's recoupment of its advance under the license, but no later than June 30, 2005. There is a maximum license period for each of the current motion pictures of five and a half years from the date on which the picture is first available to be sold in the U.S. home video market and a maximum period of ten years from such availability. In October 1997 the Company and Hallmark reached an agreement in principle to terminate the Hallmark license. The Company believes that such termination will not have a material impact on the Company.

  The WHV Agreement expressly provides that WHV's rights do not extend to, among other things, motion pictures owned, produced or released by another major studio in the event that any of the Parties or any of their affiliates acquires control of any such major studio (so long as substantially the same quality and quantity of motion pictures are produced that are covered by the WHV Agreement following the acquisition as prior to the acquisition) and specifically names Orion as well as others as major studios. Despite this provision, MGM Studios has received correspondence from WHV alleging that the Orion Companies' future production and library is subject to the WHV Agreement. The Company has responded by referring to the express Orion exclusion and is currently in discussions with WHV about this matter. No assurance can be made as to the outcome of this matter. To the extent that the future production and library films of the Orion Companies, or any future affiliate of MGM Studios, were determined to be subject to the WHV Agreement, there would likely be a reduction in the revenue and profits from the distribution of that product.

  The Company intends to capitalize on developing technologies such as DVD, a high-quality mass-produced delivery system for video and audio data. The Company believes that DVD is a promising technology that could generate significant incremental profits for the industry because the cost of manufacturing DVDs is substantially less than the cost of manufacturing videocassettes and the format may be more attractive to retail purchasers than videocassettes. The Company was among the first major studios to make titles available on DVD. The Company believes that it is well positioned to benefit if DVD is successful, since the high quality of DVD is expected to create additional demand for the many classic or familiar "collectible" titles in the Library. As DVD is a developing technology, it is uncertain when and if DVD will become viable and, therefore, the Company does not anticipate that it will receive any material incremental revenue from DVD in the near future.

  PAY AND FREE TELEVISION DISTRIBUTION

  General. The Company generally licenses its current theatrical motion pictures for pay and free television through output agreements pursuant to which films not yet produced are pre-licensed for a specified fee paid on delivery. The Company believes that output agreements with international distributors with recognized expertise are beneficial as they assure that a significant advance will be received for a given territory and that a prominent distributor with recognized distribution and marketing capabilities will distribute the picture in such territory. The Company currently has a long-term output agreement with a subsidiary of Seven. See "Certain Transactions--Other Transactions with Seven and its Affiliates."

  The Company does not intend to enter into any new long-term licensing arrangements for its Library films as it believes that this would limit the ability of the Company to respond quickly to changing marketplace needs, would tie future revenue to current price levels and could decrease the value of the Library. Instead, the Company expects to enter into relatively short-term licenses of its Library motion pictures for pay and free television in packages that are strategically designed for the relevant marketplace. The Company has created a proprietary database for use by its salesforce which contains detailed information on each of the Company's films, including dates of availability, media controlled by the Company, sales history, genre, format, length, stars, soundtrack, etc. This information can be utilized by the sales force in order to create strategically designed packages of motion pictures based on one or more various criteria. The Company believes that this system is the most advanced in the entertainment business and provides its sales force with an advantage in a competitive marketplace that requires large amounts of diverse content and is becoming more receptive to packaged programming.

  Previously, the Company had distributed its motion pictures in pay television markets outside of the U.S. and Canada through UIP. However, as part of an agreement reached between UIP and the competition authorities of the European Union in 1997, UIP agreed that it will no longer engage in the licensing or marketing of motion picture product for pay television, and the Company now licenses its motion pictures to such markets directly. See "-- Regulation."

  Domestic Pay Television. The Company and Showtime have entered into a theatrical motion picture output agreement requiring the Company's future theatrical motion pictures to air on Showtime's pay television network. The first output period expires upon the first to occur of August 31, 2001 or the delivery of 150 pictures (other than specialty pictures) under the agreement. As of August 1, 1997, the Company had delivered 25 pictures to Showtime. The second output period commences on September 1, 2001 and expires upon the first to occur of December 31, 2003 or the delivery of 65 additional pictures (other than specialty pictures). Additionally, the agreement requires the Company's future specialty motion pictures to air on Showtime's pay television network. The output period for specialty motion pictures expires upon the first to occur of December 31, 2003 or the delivery of 50 independent motion pictures. The license fees for each picture are determined according to a formula based on U.S. theatrical rentals of such picture.

  Orion and Home Box Office ("HBO") have entered into a theatrical motion picture output agreement requiring future theatrical motion pictures produced and distributed by the Orion Companies (excluding pictures produced by Goldwyn and distributed under the Goldwyn logo) to air on HBO's pay television network. The license fees for each picture are determined according to a formula based on U.S. theatrical rentals of such picture. The agreement expires on December 31, 2001, but HBO has the right to extend the agreement through December 31, 2006.

  Goldwyn is not a party to any significant pay television licensing agreements.

  Domestic Free Television. The Company distributes its feature motion pictures to U.S. and Canadian networks, local television stations in the U.S. and Canada and basic cable networks. The Company also generates revenue by granting syndication licenses on a barter basis. Barter syndication allows the television stations to license the Company's product in exchange for a portion of the local commercial air time. The Company, in turn, sells the inventory of commercial air time to advertisers on a national basis, while the television stations retain a portion of the commercial air time for local advertisers. The Company has used outside barter companies to sell television spots to advertisers in the past, but the Company commenced its own barter sales business in 1996.

  In connection with the acquisition of MGM/UA by Pathe in November 1990, MGM-Pathe licensed the domestic free television rights to a substantial portion of its library (the UA library and the post-1986 MGM/UA titles in theatrical release at the time) and selected television programs to Turner for a period of ten years beginning from the availability of each such product in that market. The license excludes motion pictures released theatrically after 1987. With respect to most of the motion pictures and television programming covered by the license, the domestic free television rights revert to the Company between 2000 and 2003. The Company expects to receive relatively little revenue from the licensing of the product covered by the agreement with Turner in the domestic free television market until 2000. The Company believes that, due to the significant increases in licensing fees for domestic television since 1990, the expiration of the Turner license and the subsequent ability of the Company to freely license the Library in this market will generate incremental revenue for the Company. See "Risk Factors--Certain Limitations on the Exploitation of the Library."

  International Pay and Free Television. The Company currently distributes its motion pictures through pay television licenses in over 90 territories. The Company has output agreements with licensees in major territories, including the United Kingdom, Spain, Italy, Germany, Japan and Brazil. In 1996 the Company received $24.3 million in revenue from international pay television distribution, accounting for two percent of the Company's total revenue for the year.

  The Company currently distributes its motion pictures and television product through free television licenses in over 100 territories. In 1996 the Company received $54 million in revenues under these agreements, accounting for five percent of the Company's total revenues for the year. These license arrangements typically provide licensees with the right to exhibit the motion pictures licensed on television for a specific number of airings over a period of three to seven years.

  However, in connection with the acquisition of MGM/UA by Pathe in November 1990, MGM-Pathe entered into long-term licenses of pay and free television rights for theatrical and television movies and, in some cases, television series in its Library at that time with United Communications (France) and F.O.R.T.A. (Spain). A similar agreement had been entered into in 1984 with Degeto Film (Germany). Substantially all of the license fees under these long-term licenses have already been paid to the Company, and, therefore, the Company does not expect to receive significant revenue from these licenses in future periods. With respect to most of the motion pictures licensed to United Communications, the rights granted revert to the Company between 2000 and 2003. The James Bond features were excluded from such license. With respect to most of the motion pictures licensed to F.O.R.T.A., the free television rights revert to the Company between 1997 and 2000. With respect to most of the motion pictures and television series licensed to Degeto, the distribution rights granted revert to the Company between 1999 and 2010. See "Risk Factors--Certain Limitations on the Exploitation of the Library."

  Additionally, Orion has entered into certain long-term licenses covering a significant number of its library motion pictures in the international free and pay television markets. Orion has already received substantially all of the license fees under these licenses, and therefore, the Company does not expect significant revenue from these licenses in future periods. Orion has licensed titles to Capitol Film and TV International (Germany), Compagnie Luxembourgeoise de Telediffusion (France), British Sky Broadcasting (the United Kingdom), Film Finance Group, Inc. and Principal Network Limited (Italy) and Televisio de Catalunya, S.A. (Spain). The distribution rights granted to Capitol Film and TV International revert to Orion in 2025. The distribution rights granted to Compagnie Luxembourgeoise de Telediffusion revert to Orion between 2003 and 2013. The distribution rights granted to British Sky Broadcasting currently are reverting to Orion, with such reversion being complete in 2002. The distribution rights granted to Film Finance Group, Inc. and Principal Network Limited revert to Orion between 1999 and 2012. The distribution rights granted to Televisio de Catalunya, S.A. currently are reverting to Orion, with such reversion being complete in 2010. The Company believes that, due to the importance of France, Spain, Germany, the United Kingdom and Italy and the significant increases in licensing fees for television in these markets since 1990, the expiration of these licenses and subsequent ability of the Company to freely license its Library in these markets will create substantial incremental revenue for the Company.

  The MGM/UA and Orion licenses discussed above (in "--Domestic Free Television" and "--International Pay and Free Television") cover many of the most valuable motion pictures in the Library. Although the Company exploits the remaining titles in the Library in these markets, they do not generate significant revenues.

  In addition to licensing packages of films, the Company holds equity positions ranging from 12.5 percent to 25 percent in joint ventures such as CineCanal, Telecine, Star Channel (through UIP) and MovieVision, which are emerging international cable television networks broadcasting in different territories around the world. The Company has entered into license agreements with respect to each of CineCanal, Telecine, Star Channel and MovieVision, licensing theatrical and television motion pictures and, in some cases, television series to each of the ventures.

  The Company believes its strategy of providing strategically pooled, branded MGM programming through the licensing of programming packages to cable networks and television broadcasters, as well as through the development of new channels of distribution that deliver the Company's programming, will provide opportunities in the international marketplace as foreign countries continue to develop cable television infrastructures and satellite television becomes more available.

  In June 1996 the Company announced the creation of MGM Gold (Asia), a 24-hour satellite and cable delivered Hollywood entertainment television channel serving various Asian markets, featuring programming from the Library. MGM Gold (Asia) is a joint venture between the Company and an indirect subsidiary of Tele-Communications, Inc. in which each of the joint venturers shares equally in the profits of the venture and is obligated to fund 50 percent of the joint venture's expenses up to a maximum of $23.3 million each. As of September 30, 1997, the Company had contributed $8.6 million to fund such expenses. MGM Gold (Asia) commenced operations in Hong Kong in November 1996. As of September 30, 1997 MGM Gold (Asia) was being delivered to approximately one million subscribers in Hong Kong, Indonesia, Malaysia, the Philippines, Singapore and Taiwan, and had authorization to deliver in various hotels in the People's Republic of China. MGM Gold (Asia) intends to launch in Thailand within the next twelve months. The Company has entered into license agreements with MGM Gold (Asia), licensing certain motion pictures and trademarks to the venture.

  The Company plans to launch MGM Gold branded programming in Brazil in December 1997. The Company is entering into agreements with two of the largest cable delivery systems in Brazil that will allow the Company to deliver MGM Gold programming 24 hours a day to over 90 percent of the cable households in that country.

TRADEMARKS AND CONSUMER PRODUCTS

  The Company owns the registered trademarks Metro-Goldwyn-Mayer, MGM, United Artists, UA, Orion and variations thereof, as well as trademarks, logos and other representations of characters, such as The Pink

Panther, from motion pictures and television series produced or distributed by the Company. In 1996, the Company received $8.3 million in revenue from the licensing of these trademarks, logos and other representations.

  The Company believes that the MGM name and its lion logo are among the most recognized in the world, evoking images of classic Hollywood. The Company believes that the name and logo represent assets the value of which has been substantially unrealized in the past. The Company plans to pursue a focused branded strategy that will capitalize upon the Company's name and logo and seek licensing opportunities for such name and logo, as well as other trademarks of the Company, in a range of high quality product categories (including gifts and apparel), distribution channels and venues (e.g., location-based entertainment, such as theme restaurants and theme parks) in both the domestic and the international markets.

  In February 1980 Old MGM granted MGM Grand Inc. ("Grand Hotel") an exclusive open-ended royalty-free license to use certain trademarks and trade names that include the letters "MGM," as well as logos consisting of a stylized depiction of a lion, in Grand Hotel's hotel/gaming business and businesses that are not entertainment-related. In 1986 MGM/UA granted MGM Grand Air, Inc. ("Grand Air") an exclusive open-ended royalty-free license to use one of its logos consisting of a stylized depiction of a lion in Grand Air's airline business. See "Certain Transactions--Other Transactions with Tracinda and its Affiliates."

  In June 1985 Old MGM granted to Walt Disney Productions ("Disney Productions") an exclusive long-term worldwide license (the "Disney License") to use all trademarks, trade names and logos of MGM Studios that do not include "United Artists" or "UA" and portions from certain MGM and UA motion pictures and television programming in movie theme parks of Disney Productions that include a working movie production studio, as long as Disney Productions makes the annual license payments. The Disney License becomes non-exclusive with respect to the licensed trademarks, trade names and logos on May 1, 2004 and is subject to early termination under certain circumstances. Additionally, if Disney Productions did not develop a movie theme park in any given territory by June 27, 1994, the Disney License requires that Disney Productions reconvey all the licensed rights in that territory to MGM Studios. MGM Studios has requested the reconveyance of the licensed rights in all territories except the U.S., and Disney reconveyed those rights in 1995 for all territories except the U.S. and Western European territories in 1995. The Company filed a lawsuit against Disney to compel the reconveyance of the licensed rights in Western Europe and for termination of the Disney License, and has recently received a jury verdict in its favor with respect to the rights in Western Europe. See "--Legal Proceedings."

COMPETITION

  Motion picture production and distribution are highly competitive businesses. The Company faces competition from companies within the entertainment business, as well as alternative forms of leisure entertainment. The Company competes with the other major studios, numerous independent motion picture and television production companies, television networks and pay television systems for the acquisition of literary properties, the services of performing artists, directors, producers and other creative and technical personnel and production financing. Numerous organizations with which the Company competes in the motion picture industry have significantly greater financial and other resources than does the Company, while the independent production companies may have less overhead than the Company. Most of the other major studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, which can provide both means of distributing their products and stable sources of earnings that offset the fluctuations in the financial performance of their motion picture and television operations. See "Distribution--Pay and Free Television Distribution."

  In addition, the Company's motion pictures compete for audience acceptance and exhibition outlets with motion pictures produced and distributed by other companies. As a result, the success of any of the Company's motion pictures is dependent not only on the quality and acceptance of a particular picture, but also on the quality and acceptance of other competing motion pictures released into the marketplace at or near the same time. The number of films released by the Company's competitors, particularly the other major film studios, in any given period may create an oversupply of product in the market, thereby potentially reducing the Company's share of gross box office admissions and may make it more difficult for the Company's films to succeed. See "Risk Factors--Risks of Motion Picture and Television Production."

  Competition also is intense within the television industry. There are numerous suppliers of television programming, including the networks, the television production divisions of the major studios and independent producers, all of which compete actively for the limited number of available broadcast hours. The Company's programming competes with first-run programming, network reruns and programs produced by local television stations. Competition is also intense in supplying motion pictures and other programming for the pay television and home video markets. Numerous organizations with which the Company competes in the television industry have significantly greater financial and other resources than does the Company. See "Risk Factors--Risks of Motion Picture and Television Production."

EMPLOYEES

  As of September 30, 1997, the Company had approximately 920 full-time and part-time regular employees in its worldwide operations. Of that total, approximately 135 were primarily engaged in production and development, approximately 310 were primarily engaged in sales, marketing and distribution and approximately 475 were primarily engaged in management and administration. Approximately 150 of the Company's employees are currently covered by employment contracts. The Company also hires additional employees on a picture-by-picture basis in connection with the production of the Company's motion pictures and television programming. The salaries of these additional employees, as well as portions of the salaries of certain full-time employees of the Company who provide direct production services, are typically allocated to the capitalized cost of the related motion pictures or television programming.

  Approximately 45 of the Company's employees are represented under industry-wide collective bargaining agreements with various unions, including the WGA, the DGA, SAG and IATSE. A strike, job action or labor disturbance by the members of any of these organizations may have a material adverse effect on the production of a motion picture or television program within the U.S. The Company believes that its employee and labor relations are good.

PROPERTIES

  The Company leases approximately 300,000 square feet of office space, as well as related parking facilities, for its corporate headquarters in Santa Monica, California under several leases which generally expire in May 2003. The Company also leases approximately 27,000 square feet in New York City for its East Coast theatrical, publicity, marketing and theatrical and television distribution offices under a lease that expires in June 2004. Additionally, the Company leases approximately 96,000 square feet of office space in Los Angeles, California, which has been used by Orion, under a lease that expires in January 2004. The monthly rent for the above properties is approximately $1.2 million in the aggregate (in addition to taxes, insurance and certain expenses paid by the Company). The Company plans to sublease the office space used by Orion as the operations of MGM Studios and Orion are integrated. In addition, the Company maintains relatively small domestic theatrical and television distribution branches in Boca Raton, Chicago, Montreal, San Juan and Toronto and has small international television distribution offices in London, Paris and Sydney. The Company also leases studio facilities and stages from unaffiliated parties on an as-needed basis in connection with the production of specific motion picture and television projects.

  The Company believes that its current facilities are adequate to conduct its business operations for the foreseeable future.

REGULATION

  In 1994 the U.S. was unable to reach agreement with its major international trading partners to include audiovisual works, such as television programs and motion pictures, under the terms of the General Agreement on Trade and Tariffs Treaty ("GATT"). The failure to include audiovisual works under GATT allows many countries (including members of the European Union, which consists of Belgium, Denmark, Germany, Greece, Spain, France, Ireland, Italy, Luxembourg, The Netherlands, Portugal and the United Kingdom) to continue enforcing quotas that restrict the amount of U.S. produced television programming which may be aired on television in such countries. The European Union Council of Ministers has adopted a directive requiring all member states of the European Union to enact laws specifying that broadcasters must reserve a majority of their transmission time (exclusive of news, sports, game shows and advertising) for European works. The directive does not itself constitute law, but must be implemented by appropriate legislation in each member country. In addition, France requires that original French programming constitute a required portion of all programming aired on French television. These quotas generally apply only to television programming and not to theatrical exhibition of motion pictures, but quotas on the theatrical exhibition of motion pictures could also be enacted in the future. There can be no assurance that additional or more restrictive theatrical or television quotas will not be enacted or that countries with existing quotas will not more strictly enforce such quotas. Additional or more restrictive quotas or more stringent enforcement of existing quotas could materially and adversely affect the business of the Company by limiting the ability of the Company to exploit fully its motion pictures internationally and, consequently, to finance such motion pictures.

  Distribution rights to motion pictures are granted legal protection under the copyright laws of the U.S. and most foreign countries, which laws provide substantial civil and criminal sanctions for unauthorized duplication and exhibition of motion pictures. The Company seeks to take appropriate and reasonable measures to secure, protect and maintain or obtain agreements to secure, protect and maintain copyright protection for all of its motion pictures or television programming under the laws of applicable jurisdictions. Motion picture piracy is an international as well as a domestic problem. Motion picture piracy is extensive in many parts of the world, including South America, Asia (including Korea, China and Taiwan), the countries of the former Soviet Union and other former Eastern bloc countries. In addition to the MPAA, the Motion Picture Association, the American Film Marketing Association and the American Film Export Association monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, these various trade associations have enacted voluntary embargoes of motion picture exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing motion picture piracy. In addition, the U.S. government has publicly considered trade sanctions against specific countries which do not take steps to prevent copyright infringement of U.S. produced motion pictures. There can be no assurance that voluntary industry embargoes or U.S. government trade sanctions will be enacted. If enacted, such actions could impact the amount of revenue that the Company realizes from the international exploitation of its motion pictures depending upon the countries subject to such action and the duration of such action. If not enacted or if other measures are not taken, the motion picture industry (including the Company) may continue to lose an indeterminate amount of revenues as a result of motion picture piracy.

  Article 85(1) of the Treaty of Rome prohibits certain agreements and concerted practices which prevent, restrict or distort trade within the European Union. In 1989 after several years of proceedings before the European Commission, UIP received an exemption from Article 85(1) with respect to its theatrical distribution activities in the European Union. In connection with this exemption, UIP gave certain undertakings to the European Commission. The 1989 exemption expired in 1993 and, although UIP has filed an application seeking renewal of such exemption, such renewal has not yet been granted. In July 1996 the European Commission conducted unannounced visits of four of UIP's offices in Europe, interviewing officers and copying documents. These visits were based on complaints submitted to the European Commission by third parties, to the effect that UIP was acting in an anti-competitive manner and was not complying with certain of the undertakings given by it in connection with receiving the 1989 exemption. There can be no assurances that the 1989 exemption will be renewed or renewed on terms acceptable to UIP. If the 1989 exemption is not renewed at all or not renewed on terms satisfactory to UIP and UIP ceased operations, the Company believes that it would be able to find or develop satisfactory alternative methods for international distribution. See "Risk Factors--Importance of Third Party Relationships."

  The Code and Ratings Administration of the MPAA assigns ratings indicating age-group suitability for theatrical distribution of motion pictures. The Company has followed and will continue to follow the practice of submitting its pictures for such ratings. As a substantial number of the Company's films are rated "R," under rules enforced by theatrical exhibitors, children under certain ages may attend the applicable motion picture only if accompanied by an adult.

  United States television stations and networks as well as foreign governments impose content restrictions on motion pictures which may restrict in whole or in part exhibition on television or in a particular territory. There can be no assurance that such restrictions will not limit or alter the Company's ability to exhibit certain motion pictures in such media or markets.

LEGAL PROCEEDINGS

  MGM Pictures and UA Pictures are named defendants in a matter entitled Estate of Jim Garrison, et al v. Warner Bros., Inc., et al, which was filed as a putative class action in the Los Angeles County Superior Court in November 1995. Warner, Paramount, Fox, Universal, Sony, Columbia Pictures Inc., Disney, Disney Productions, Touchstone Pictures Inc., Hollywood Pictures Inc., Tri-Star Pictures Inc. and the MPAA were also named as defendants in the action.

  The plaintiffs in the action are the heirs of Jim Garrison, the former New Orleans District Attorney who wrote the book "On The Trail of the Assassins" upon which the Warner film JFK was based. The action is a purported class action against all of the major studios in which the plaintiffs claim that the defendant studios had conspired to fix the price and terms of contingent compensation payable by the studios to actors, directors, producers, writers and other "rights holders" (collectively identified as "talent"), through the use of "standard net profits" provisions in contracts entered into with respect to motion pictures produced by the defendant studios between January 1, 1988 and the date of the complaint.

  In December 1995 the defendants removed the Garrison action to the U.S. District Court for the Central District of California. MGM Pictures and UA Pictures have denied all of the material allegations of the complaint and have asserted 33 separate and additional defenses. The other studio defendants have similarly responded to the complaint. The court has denied class certification with respect to the plaintiffs' claims for breach of contract, breach of implied covenant, unjust enrichment, imposition of constructive trust and declaratory relief, but has granted class certification with respect to the plaintiffs' claims for price fixing under the Sherman Antitrust Act, price fixing under state law, boycott/concerted refusal to deal under the Sherman Antitrust Act and boycott/concerted refusal to deal under state law.

  Discovery was recently commenced in the case, but no dispositive motions have been filed. The plaintiffs have not yet quantified their claim for damages, nor has the size and membership of the class been determined. Based upon the information available to date, the Company's management does not believe that any adverse determination in the Garrison matter is likely to have a material adverse effect on the financial condition or results of operations of the Company.

  MGM Studios is a defendant in an action filed in the Los Angeles County Superior Court in March 1994, entitled Parretti v. CLBN, MGM et al. The complaint seeks damages totaling $3.9 billion dollars for breach of Mr. Parretti's employment contract, rescission of certain pledge agreements pursuant to which CLBN foreclosed on the stock of MGM/Pathe owned by Pathe, injunctive relief to prohibit the sale or transfer of the MGM Studios' assets or shares and indemnification for three pending lawsuits. MGM Studios' motions for final judgment have been granted on all grounds, although a notice of appeal was filed in August 1997 by Mr. Parretti. MGM Studios has indemnification from liability in the Parretti proceeding from CDR. Accordingly, the Company's management does not believe that any adverse determination in the Parretti litigation will have any material adverse effect on the Company's financial condition or results of operations.

  In May 1996 MGM Studios initiated an action in Los Angeles County Superior Court against Disney to compel the reconveyance of rights granted with respect to Western European territories to Disney Productions under the Disney License. See"--Consumer Products." MGM Studios also claims that Disney Productions' breach of the reconveyance obligation entitles MGM Studios under the terms of the Disney License to terminate the Disney License altogether. The Company believes that if the Disney License is terminated, the loss of revenue to the Company will be minimal, and the Company may be able to relicense or otherwise exploit these rights on more favorable terms. Trial proceedings with respect to such action began in October 1997, and the Company has recently received a jury verdict in its favor with respect to the Western European rights. The time for Disney to file post-judgment motions or to appeal has not yet elapsed. Additionally, the court has indicated that it will grant summary judgment in favor of Disney on the claim that the Disney License has been terminated; the Company may appeal such decision.

  MGM Studios, as successor in interest to UA, is a defendant in an action filed in the United States District Court for the Northern District of Georgia entitled Turner Broadcasting System Inc., et al. v. Metro-Goldwyn-Mayer Inc., et al. Turner alleges that, as a result of the 1986 acquisition of Old MGM by Turner, UA was unjustly enriched by reason of a tax benefit (loss) in excess of $260 million to which Turner was entitled but was actually utilized by Tracinda. Turner has moved to remand the action to the Fulton County Superior Court, and that motion has yet to be decided. If the case is not remanded, it is likely that it will be transferred to the United States District Court for the District of Nevada, in which a similar action between Turner and Tracinda currently is pending. Management believes that UA did not receive any benefit from these transactions and accordingly that it is unlikely that the Turner matter would have a material adverse effect on the Company's financial condition or results of operations.

  Certain subsidiaries of the Company are defendants in an action pending in the Commercial Court of Brussels, Belgium entitled Credit General Foncier et Mobilier S.A. ("Cregefon") et al. v. Canon International V.O.F., Canon International N.V., Canon Film Distribution Nederland B.V. and Pathe Entertainment N.V. The action involves a suit by the bankruptcy trustee of Cregefon to recover a 1990 loan made to Canon International V.O.F., as a depository for Comfinance S.A. (a company associated with Mr. Parretti). The suit seeks damages of up to approximately $60 million. The Company has indemnification from CDR with respect to this matter. As a result, management believes that the Cregefon litigation will not have any material adverse effect on the Company's financial condition or results of operations.

  Orion is a defendant in a matter entitled Sidney Sapsowitz et al. v. John W. Kluge, Metromedia International Inc., and Orion Pictures Corp., et al., which was filed in June 1997. The plaintiffs claim a "finder's fee" of $28.5 million in connection with the Orion Acquisition. There have been no material developments in the Sapsowitz case to date. Pursuant to the terms of agreements executed in connection with the Orion Acquisition, the Company has indemnification from Metromedia International Group, Inc. ("MIG") with respect to the payment of any finder's fee. As a result, management believes that the Sapsowitz litigation will not have any material adverse effect on the Company's financial condition or results of operations.

  The Company is a defendant in an action entitled Samuel Goldwyn, Jr., et al.
v. Metro-Goldwyn-Mayer Inc., et al., pending in the Los Angeles County Superior Court, which alleges claims for damages, injunctive and declaratory relief for, among other things, fraud and deceit, breach of various agreements, breach of fiduciary duty, trademark infringement, and unfair competition. The complaint was served on the Company on October 30, 1997, and no responsive pleading is due until December 1, 1997. The complaint seeks, among other relief, damages in excess of $5 million, an injunction against the defendants' use of the trademarks covered by the trademark license, injunctive relief preventing the Company from using the "Goldwyn" name in connection with the licensing or exhibition of any new film that has not been acquired by the Company's Goldwyn subsidiary, termination of the distribution agreement, unspecified punitive damages and attorneys' fees. The Company intends to contest the litigation vigorously and believes that this action will not have a material adverse effect on the Company's financial condition or results of operations.

  In addition, from time to time the Company becomes involved in other litigation arising in the normal course of business, and the Company believes that none of such other litigation as is currently pending will have a material adverse effect on the Company's financial condition or results of operations.

                                  MANAGEMENT

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth the name, age and position of each of the directors and executive officers of the Company as of September 30, 1997. Each director will hold office until the next annual meeting of stockholders or until his or her successor has been elected and qualified. Executive officers are elected by the Board of Directors and serve at the discretion of the Board of Directors and Mr. Mancuso.

          NAME          AGE                     POSITIONS
          ----          ---                     ---------
   Frank G. Mancuso...  64   Chairman of the Board, Chief Executive Officer
                              and Director
   A. Robert Pisano...  54   Vice Chairman
   James D. Aljian....  64   Director
   Michael R. Gleason.  43   Director
   Kirk Kerkorian.....  80   Director
   Kerry M. Stokes....  57   Director
   Alex Yemenidjian...  41   Director
   Jerome B. York.....  59   Director
   Michael G.           40   Senior Executive Vice President and Chief
    Corrigan..........        Financial Officer
   David G. Johnson...  41   Senior Executive Vice President and General
                              Counsel
   William A. Jones...  55   Senior Executive Vice President and Secretary

  All members of the Board of Directors of the Company are elected annually by the stockholders of the Company for a one-year term. The Common Stock does not have cumulative voting rights. The Company, MGM Studios, Tracinda, Seven and Mr. Mancuso are parties to an Amended and Restated Investors Shareholder Agreement dated as of August 4, 1997 (the "Investors Shareholder Agreement") pursuant to which they have agreed to vote their respective shares of the Common Stock as a group with respect to certain matters, including, but not limited to, certain corporate governance matters and the election of the Board of Directors of the Company. See "Risk Factors--Ownership and Control of Principal Stockholders" and "Ownership of Voting Securities--Investors Shareholder Agreement."

BACKGROUNDS OF CURRENT DIRECTORS AND EXECUTIVE OFFICERS

  Frank G. Mancuso. Mr. Mancuso has been the Chairman of the Board and Chief Executive Officer of the Company since October 1996 and has been the Chairman of the Board and Chief Executive Officer of MGM Studios since July 1993. Prior to joining MGM Studios, Mr. Mancuso was the Chairman and Chief Executive Officer of Paramount from September 1984 to March 1991, having served Paramount in numerous other capacities beginning in 1963, and was an entertainment industry consultant and private investor from March 1991 to July 1993.

  A. Robert Pisano. Mr. Pisano will be appointed as a director and Vice Chairman of the Board of Directors of the Company immediately following the Offering. Mr. Pisano has served as Vice Chairman of the Company and MGM Studios since March 1997 and, prior thereto, served as Executive Vice President of MGM Studios from August 1993 to March 1997. Prior to joining MGM Studios, Mr. Pisano was Executive Vice President of Paramount from June 1985 to May 1991, where he served as General Counsel and a member of the Office of the Chairman. Prior to 1985 and from February 1992 to August 1993, Mr. Pisano was a partner with the law firm of O'Melveny & Myers LLP.

  James D. Aljian. Mr. Aljian has been a director of the Company since October 1996. Mr. Aljian has served as an executive of Tracinda since October 1987. In addition, Mr. Aljian serves on the board of directors of MGM Grand, Inc. and Chrysler Corporation.

  Michael R. Gleason. Mr. Gleason has been a director of the Company since October 1996. Mr. Gleason has served as President of MPK Capital, Inc., the general partner of Culmen Group, L.P., a Texas limited partnership since November 1993. Culmen Group, L.P. regularly provides financial advisory services to Seven. Prior thereto, Mr. Gleason served as Vice President of PaineWebber Group, Inc. from February 1991 to November 1993.

  Kirk Kerkorian. Mr. Kerkorian has been a director of the Company since October 1996 and has had a professional relationship with MGM Studios for over 25 years. See "Background of the Company." Mr. Kerkorian has served as Chief Executive Officer, President and sole director and shareholder of Tracinda for more than the past five years. In addition, Mr. Kerkorian serves on the board of directors of MGM Grand, Inc.

  Kerry M. Stokes. Mr. Stokes has been a director of the Company since October 1996. Mr. Stokes has served as the Chairman of Australian Capital Equity Pty Ltd, an Australian private holding company, for more than the past fifteen years. Australian Capital Equity has various interests, including a Caterpillar dealership, print and electronic media and investments in real estate, industrial and other listed public companies. In addition, Mr. Stokes has been the Chairman of Seven since June 1995.

  Alex Yemenidjian. Mr. Yemenidjian became a director of the Company in November 1997. Mr. Yemenidjian has served as the President of MGM Grand, Inc. since July 1995, as Chief Operating Officer of MGM Grand, Inc. since June 1995, as Chief Financial Officer of MGM Grand, Inc. since May 1994 and was an Executive Vice President of MGM Grand, Inc. from June 1992 to July 1995. Prior thereto, Mr. Yemenidjian served as the Chairman of the executive committee of MGM Grand, Inc. from January 1991 to June 1992, and as the President and Chief Operating Officer of MGM Grand, Inc. from March 1990 to January 1991.
Mr. Yemenidjian has been a director of MGM Grand, Inc. since 1989. Mr. Yemenidjian served as an executive of Tracinda from January 1990 to January 1997.

  Jerome B. York. Mr. York has been a director of the Company since October 1996. Mr. York has served as the Vice Chairman of Tracinda since September 1995. Prior to joining Tracinda, Mr. York served as Senior Vice President and Chief Financial Officer of IBM Corporation from May 1993 to September 1995 and as a director of IBM Corporation from January 1995 to September 1995. Prior thereto, Mr. York served as Executive Vice President-Finance and Chief Financial Officer of Chrysler Corporation from May 1990 to May 1993 and as a director of Chrysler Corporation from April 1992 to May 1993. In addition, Mr. York serves on the board of directors of MGM Grand, Inc., Apple Computer, Inc. and USA Waste Services, Inc.

  Michael G. Corrigan. Mr. Corrigan has been Senior Executive Vice President and Chief Financial Officer of the Company and MGM Studios since July 1997. From 1978 until July 1997, Mr. Corrigan was with Price Waterhouse LLP, an independent accounting firm, most recently as a senior partner with the entertainment, media and communications practice group.

  David G. Johnson. Mr. Johnson has been Senior Executive Vice President and General Counsel of the Company and MGM Studios since June 1997 and, prior thereto, was Executive Vice President and General Counsel of MGM Studios since January 1995. From September 1990 until January 1995 Mr. Johnson was with the law firm of White & Case, most recently as a partner in its Los Angeles office.

  William A. Jones. Mr. Jones has been Senior Executive Vice President and Secretary of the Company and MGM Studios since June 1997 and, prior thereto, served as Executive Vice President-Corporate Affairs and Secretary of MGM Studios since January 1995. Mr. Jones served as Executive Vice President, General Counsel and Secretary of MGM-Pathe and MGM Studios from May 1991 to January 1995 and as General Counsel and Secretary of predecessors to the Company since 1983. Mr. Jones was a director of MGM-Pathe from June 1991 to January 1992.

DIRECTORS TO BE APPOINTED FOLLOWING COMPLETION OF THE OFFERING

  It is anticipated that, promptly following the completion of the Offering, three persons meeting the requirements of the NYSE for serving as independent directors will be selected and, together with Mr. Pisano, added to the Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  In November 1997 a Compensation Committee of the Board of Directors was established, consisting of Mr. Stokes and Mr. Yemenidjian, and will be responsible for administering the Company's stock incentive plans and reviewing and making recommendations to the Board of Directors with respect to employment agreements and the compensation of officers and key employees, including the granting of options under the stock incentive plans. See "-- Executive Compensation" and "--Employment Agreements." During 1996 the Company did not have a Compensation Committee of the Board of Directors. Messrs. Mancuso and Pisano, as well as Mr. Michael Hope (who is no longer employed by the Company), served on a Management Committee of the Company which, among other things, was responsible for the functions of the Compensation Committee. None of the executive officers of the Company served on the board of directors or the compensation committee of any other entity, any of whose officers served either on the Board of Directors or on the Management or Compensation Committee of the Company.

AUDIT COMMITTEE

  The Audit Committee of the Board of Directors of the Company currently consists of Mr. York and Mr. Gleason. Promptly following completion of the Offering the Company shall cause the Audit Committee to consist of persons meeting the requirements of the NYSE for serving as independent directors. The function of the Audit Committee is to: (i) review and approve the selection of, and all services performed by, the Company's independent auditors; (ii) meet and consult with and receive reports from, the Company's independent auditors, its financial and accounting staff and its internal audit department regarding internal controls; and (iii) review and act with respect to the scope of audit procedures, accounting practices and internal accounting and financial controls of the Company.

EXECUTIVE COMMITTEE

  Promptly following completion of the Offering, the Company shall create an Executive Committee of the Board of Directors consisting of Messrs. Mancuso, Pisano, Aljian, Gleason, Kerkorian and York.

EXECUTIVE COMPENSATION

  Compensation Summary. The following table sets forth the cash compensation (including cash bonuses) paid or awarded by the Company for the fiscal year ended December 31, 1996, to the Chief Executive Officer and the other four most highly compensated executive officers of the Company who were serving as executive officers at December 31, 1996 and certain other individuals who would have been included among the four most highly compensated executive officers of the Company, but for the fact that they were not serving as executive officers of the Company at December 31, 1996 (the "Named Executive Officers").

        SUMMARY COMPENSATION TABLE FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                   LONG-TERM COMPENSATION
                                  ANNUAL COMPENSATION                      AWARDS
                         ------------------------------------- -------------------------------
                                                                                  SECURITIES
   NAME AND PRINCIPAL                           OTHER ANNUAL        BONUS         UNDERLYING      ALL OTHER
        POSITION         SALARY ($) BONUS ($) COMPENSATION ($) INTERESTS (#)(1) OPTIONS (#)(2) COMPENSATION ($)
   ------------------    ---------- --------- ---------------- ---------------- -------------- ----------------
Frank G. Mancuso........ $2,691,408 $750,000      $576,923(3)      811,756        1,745,680      $17,228,129(4)
 Chairman of the Board
 and Chief Executive
 Officer
A. Robert Pisano........    816,984      --            --          243,544          523,754        1,800,706(5)
 Vice Chairman
Michael S. Hope(6)......    771,600      --            --              --               --         1,800,969(7)
 Executive Vice
 President
David G. Johnson........    482,893  122,692           --           83,334          179,168          538,858(8)
 Senior Executive Vice
 President and General
 Counsel
William A. Jones........    467,238      --            --           74,209          159,584        1,051,476(9)
 Senior Executive Vice
 President and Secretary

--------
(1) Represents the number of bonus interests granted pursuant to the Senior Management Bonus Plan (as such term is defined below). If approved by the stockholders, each bonus interest entitles the participant to receive up to $24.00 under certain circumstances. See "--Incentive and Bonus Plans-- Senior Management Bonus Plan."

(2) Represents options granted under the 1996 Incentive Plan (as such term is defined below, see "--Incentive and Bonus Plans--1996 Incentive Plan") after giving effect to the cancellation and re-grant of options (described under "--Incentive and Bonus Plans") as follows: 872,840, 261,877, 89,584, and 79,792 Series A Options and 872,840, 261,877, 89,584, and 79,792
    Series B Options granted to Messrs. Mancuso, Pisano, Johnson and Jones, respectively.

(3) Represents the portion of the annual stock purchase payment paid to Mr. Mancuso during the period of October 10, 1996 to December 31, 1996 pursuant to his employment agreement, out of the after-tax proceeds of which he is required to purchase shares of the Common Stock at a purchase price of $24.00 through December 31, 1997 and, thereafter, at the fair market value of such shares. See "--Employment Agreements--Frank G. Mancuso."

(4) Includes: $14,468,220 paid to Mr. Mancuso by CL in 1997 as additional compensation as a result of the sale of MGM Studios to the Company (see "--CL Payments"); $1,020,000 in cash and 63,751 shares of the Common Stock (valued at $24.00 per share) paid or issued to Mr. Mancuso by the Company in connection with the MGM Acquisition, the waiver of certain rights under his prior employment agreement and the execution of his current employment agreement;
   and $209,885 in life insurance premiums paid by the Company for the benefit of Mr. Mancuso. See "--Employment Agreements--Frank G. Mancuso."

(5) Includes: $1,200,963 paid to Mr. Pisano by CL in 1997 as additional compensation as a result of the sale of MGM Studios to the Company (see "--CL Payments"); $235,343 in cash and 15,000 shares of the Common Stock (valued at $24.00 per share) paid or issued to Mr. Pisano by the Company in connection with the MGM Acquisition, the waiver of certain rights under his prior employment agreement and the execution of his current employment agreement; and $4,400 in life insurance premiums paid by the Company for the benefit of Mr. Pisano. See "--Employment Agreements--A. Robert Pisano."

(6) Mr. Hope, in addition to other duties, performed the duties of the Chief Financial Officer of the Company and resigned from the Company effective as of January 31, 1997. On July 1, 1997 Michael G. Corrigan was appointed Chief Financial Officer of the Company. See "--Employment Agreements-- Michael G. Corrigan."

(7) Includes: $1,200,963 paid to Mr. Hope by CL in 1997 as additional compensation as a result of the sale of MGM Studios to the Company (see "--CL Payments"); $595,166 paid to Mr. Hope by the Company in connection with Mr. Hope's election to terminate his employment with the Company as a result of the MGM Acquisition; and $4,840 in life insurance premiums paid by the Company for the benefit of Mr. Hope.

(8) Includes: $213,850 in cash and 13,542 shares of the Common Stock (valued at $24.00 per share) paid or issued to Mr. Johnson by the Company in connection with the MGM Acquisition, the waiver of certain rights under his prior employment agreement and the execution of his current employment agreement. See "--Employment Agreements--David G. Johnson."

(9) Includes: $416,178 in cash and 26,042 shares of the Common Stock (valued at $24.00 per share) paid or issued to Mr. Jones by the Company in connection with the MGM Acquisition and the termination of his prior employment agreement; and $10,290 in life insurance premiums paid by the Company for the benefit of Mr. Jones. See "--Employment Agreements-- William A. Jones."

  Option Grants. The following table sets forth information with respect to grants of employee stock options issued by the Company to the Named Executive Officers for the fiscal year ended December 31, 1996. The Company did not grant any stock appreciation rights during such fiscal year.

             OPTION GRANTS IN FISCAL YEAR ENDED DECEMBER 31, 1996

                                                                                   POTENTIAL REALIZABLE
                                                                                           VALUE
                                                                                  AT ASSUMED ANNUAL RATES
                                                                                      OF STOCK PRICE
                                                                                       APPRECIATION
                                            INDIVIDUAL GRANTS                       FOR OPTION TERM ($)
                         -------------------------------------------------------- -----------------------
                                            PERCENT OF
                             SHARES       TOTAL OPTIONS
                           UNDERLYING      GRANTED  TO     EXERCISE OR
                            OPTIONS        EMPLOYEES IN    BASE PRICE  EXPIRATION
NAME                     GRANTED (#)(1) FISCAL YEAR (%)(2)   ($/SH)       DATE        5%         10%
----                     -------------- ------------------ ----------- ---------- ----------- -----------
Frank G. Mancuso........   1,745,680           46.7%         $24.00    10/9/2006  $26,348,371 $66,771,944
A. Robert Pisano........     523,754           14.0           24.00    10/9/2006    7,905,266  20,033,496
Michael S. Hope.........         --             --            24.00          --           --          --
David G. Johnson........     179,168            4.8           24.00    10/9/2006    2,704,267   6,853,144
William A. Jones........     159,584            4.3           24.00    10/9/2006    2,408,676   6,104,059

--------
(1) Represents options granted under the 1996 Incentive Plan after giving effect to the cancellation and regrant of options (described under "-- Incentive and Bonus Plans") as follows: 872,840, 261,877, 89,584, and 79,792 Series A Options and 872,840, 261,877, 89,584, and 79,792 Series B
    Options granted to Messrs. Mancuso, Pisano, Johnson and Jones, respectively.

(2) Based on a total of 3,742,360 employee stock options granted as of December 31, 1996.

  The following table sets forth information with respect to the ownership and value of options as of December 31, 1996 held by the Named Executive Officers. No Named Executive Officer exercised any options in the fiscal year ended December 31, 1996.

      AGGREGATED OPTION EXERCISES IN FISCAL YEAR ENDED DECEMBER 31, 1996
                   AND OPTION VALUES AS OF DECEMBER 31, 1996

                            SECURITIES UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED IN-THE-MONEY
                              OPTIONS AT DECEMBER 31, 1996            OPTIONS AT DECEMBER 31, 1996
                         --------------------------------------- ---------------------------------------
NAME                     EXERCISABLE (#)(1) UNEXERCISABLE (#)(2) EXERCISABLE ($)(1) UNEXERCISABLE ($)(3)
----                     ------------------ -------------------- ------------------ --------------------
Frank G. Mancuso........        --               1,745,680             $  --               $  --
A. Robert Pisano........        --                 523,754                --                  --
Michael S. Hope.........        --                     --                 --                  --
David G. Johnson........        --                 179,168                --                  --
William A. Jones........        --                 159,584                --                  --

--------
(1) No options under the 1996 Incentive Plan were exercised during the fiscal year ended December 31, 1996. Each outstanding option under the 1996 Incentive Plan is exercisable at $24.00 per share of the Common Stock, generally vests over a period of five years and is not exercisable until vested and, as to the outstanding Series A Options and Series B Options (described below), until six months after completion of the Offering or December 31, 2001, respectively, subject in each case to early vesting and, depending on the circumstances, early exercisability in certain events, including the death or permanent disability of the optionee, termination of the optionee's employment under certain circumstances or a Designated Change in Control of the Company (as defined in the 1996 Incentive Plan). See "--Incentive and Bonus Plans--1996 Incentive Plan."

(2) Represents options granted under the 1996 Incentive Plan after giving effect to the cancellation and regrant of options (described under "-- Incentive and Bonus Plans") as follows: 872,840, 261,877, 89,584, and 79,792 Series A Options and 872,840, 261,877, 89,584, and 79,792 Series B
    Options granted to Messrs. Mancuso, Pisano, Johnson and Jones, respectively.

(3) The Board of Directors of the Company has determined that the fair market value of the Common Stock as of December 31, 1996 was $24.00 per share, the same as the exercise price under the 1996 Incentive Plan.

  The following table sets forth information with respect to the ownership of bonus interests granted under the 1997 Senior Management Bonus Plan as of December 31, 1996 held by the Named Executive Officers.

   LONG-TERM INCENTIVE PLANS--AWARDS IN FISCAL YEAR ENDED DECEMBER 31, 1996

                                          NUMBER OF SHARES, PERFORMANCE OR OTHER
                                           UNITS OR OTHER       PERIOD UNTIL
NAME                                          RIGHTS (#)(1) MATURATION OR PAYOUT
----                                      ----------------- --------------------
Frank G. Mancuso.........................      811,756            5 years
A. Robert Pisano.........................      243,544            5 years
Michael S. Hope..........................          --                 --
David G. Johnson.........................       83,334            5 years
William A. Jones.........................       74,209            5 years

--------
(1) Represents the number of bonus interests granted pursuant to the Senior Management Bonus Plan. If approved by the Stockholders, each bonus interest entitles the participant to receive up to $24.00 under certain circumstances. See "--Incentive and Bonus Plans--Senior Management Bonus Plan."

  Pension Plans. The Company maintains a retirement plan (the "MGM Retirement Plan"), which covers substantially all of the employees of the Company. See "--Employee Benefit Plans--MGM Retirement Plan." The Company also has entered into the MGM Supplemental Executive Retirement Agreement dated April 22, 1996, as amended and restated as of July 18, 1997 (the "Supplemental Executive Retirement Agreement"), with Mr. Pisano. See "--Employee Benefit Plans-- Supplemental Executive Retirement Agreement." The following table sets forth estimated annual benefits payable upon retirement with regard to the MGM Retirement Plan.

                              PENSION PLAN TABLE

                                                  YEARS OF SERVICE(1)
                                       -----------------------------------------
REMUNERATION(2)                          15      20      25       30       35
---------------                        ------- ------- ------- -------- --------
 $50,000.............................. $11,625 $15,500 $19,375 $ 23,250 $ 27,125
 100,000..............................  25,067  33,422  41,778   50,133   58,489
 150,000..............................  39,317  52,422  65,528   78,633   91,739
 160,000..............................  42,167  56,222  70,278   84,333   98,389
 200,000..............................  53,567  71,422  89,278  107,133  124,989

--------
(1) As of the date of this Prospectus, Messrs. Mancuso, Pisano, Johnson and Jones were credited with 4, 4, 2 and 14 years of service, respectively. As of December 31, 1996, Mr. Hope was credited with 3.5 years of service.

(2) The compensation covered by the MGM Retirement Plan includes base salary only, and not bonus or other amounts. The amount of the benefit to which a participant is entitled is an annual amount equal to 1.55% of annual base salary up to the Social Security wage base (currently $65,400) plus 1.9% of annual base salary above that amount up to the maximum allowable under the MGM Retirement Plan (currently $160,000 per year) for each year of credited service up to a maximum of 35 years, at which time the applicable percentage is 1.55% of the annual base salary for each year of service in excess of 35. Benefits become vested upon completion of five years of service. For each of the Named Executive Officers, other than Mr. Hope, the current compensation covered by the MGM Retirement Plan is the maximum allowable under the MGM Retirement Plan, which is substantially less than the annual compensation for each such Named Executive Offices listed in the "Salary" column of the Summary Compensation Table. Mr. Hope resigned from the Company effective January 1, 1997 and, therefore, is no longer covered by the MGM Retirement Plan and, since Mr. Hope did not complete five years of service with the Company, his benefits under the MGM Retirement Plan did not vest.

  CL Payments. Pursuant to agreements entered into prior to the MGM Acquisition, certain persons who were then executive officers of MGM Studios, including Mr. Mancuso, Mr. Pisano, and Mr. Hope, received cash payments from CL, the then-sole stockholder of the Company, in connection with the sale of MGM Studios to the Company in return for services rendered by them to MGM Studios in their capacities as executive officers of MGM Studios in connection with the revitalization of MGM Studios. The amounts of such payments were based on the appreciation in the value of MGM Studios prior to the MGM Acquisition.

INCENTIVE AND BONUS PLANS

  1996 Incentive Plan. The Company has an Amended and Restated 1996 Stock Incentive Plan (the "1996 Incentive Plan"). The 1996 Incentive Plan will be administered by the Compensation Committee, which will have broad authority. Awards under the 1996 Incentive Plan are generally not restricted to any specific form or structure and may include, without limitation, qualified or non-qualified stock options, incentive stock options, restricted stock awards and stock appreciation rights (collectively, "Awards"). Awards may be conditioned on continued employment, have various vesting schedules and accelerated vesting and exercisability provisions in the event of, among other things, a change in control of the Company.

  At the date of this Prospectus, 8,125,065 shares of the Common Stock were reserved for award under the 1996 Incentive Plan, of which options to purchase 7,696,952 shares of the Common Stock were outstanding. Of the outstanding employee options, 1,093,292 options are vested and exercisable (or will vest or become exercisable within 60 days). 2,491,250 of the outstanding options are exercisable at $20.00 per share and the balance are exercisable at $24.00 per share. The outstanding options generally vest over a period of five years and are not exercisable until vested and, even if vested, are not exercisable until six months after completion of the Offering (as to approximately two-thirds of the options) or December 31, 2001 (as to the balance), subject in each case to early vesting and, depending on the circumstances, early exercisability in certain events, including the death or permanent disability of the optionee, termination of the optionee's employment under certain circumstances or a "Designated Change in Control" of the Company. A Designated Change in Control is defined to include (i) Tracinda and Seven ceasing to beneficially own in the aggregate 50.1% or more of the voting securities of the Company and any other person, other than an entity controlled by the Company, beneficially owning 30% or more of the voting securities of the Company or (ii) the sale of substantially all of the assets of the Company. See "--Original Plan; Repricing of Options and Cancellation of Bonus Interests."

  Senior Management Bonus Plan. The Company has a Senior Management Bonus Plan (the "Senior Management Bonus Plan") under which 2,420,685 bonus interests ("Bonus Interests") have been granted to key employees. No additional bonus interests may be issued under the Bonus Plan. The Senior Management Bonus Plan will be administered by the Bonus Plan Committee of the Board of Directors, which is a committee of outside directors and currently composed of the same members as the Compensation Committee. The Senior Management Bonus Plan is subject to approval by the stockholders of the Company no later than December 31, 1998. If the Senior Management Bonus Plan is not approved by the holders of a majority of the outstanding shares of the Common Stock present at a meeting at which a quorum is present (or by the written consent of a majority of the Common Stock), the Senior Management Bonus Plan will be null and void and no amounts will be paid pursuant to the Bonus Interests. Tracinda and Seven, which together will own in excess of the majority of the outstanding shares of the Company after the Offering, have committed to the holders of the Bonus Interests to vote their shares in favor of the approval of the Senior Management Bonus Plan and the Bonus Interests.

  Subject to the stockholder approval requirement discussed above and to certain vesting and other requirements, each Bonus Interest entitles the holder to receive a cash payment if (a) the sum of the average closing price of the Common Stock during the 20 trading days and, in certain circumstances, per share distributions on the Common Stock (together, the "Price") preceding a Determination Date (defined below) is greater than (b) $24.00 and less than $48.00 (adjusted for stock splits, reverse stock splits and similar events). The cash payment will be equal to (i) the vested portion of the Bonus Interest at the Determination Date multiplied by (ii) the amount by which the Price at the Determination Date is less than $48.00 (i.e., a maximum of $24.00 per Bonus Interest). Once a payment is made in respect of the vested portion of a Bonus Interest, no further payment is due in respect of that portion. If at any Determination Date the Price exceeds $48.00, no payment will thereafter be due in respect of any then-vested portion of a Bonus Interest.

  Determination Dates occur on June 30 and December 31 of each year, commencing December 31, 2001 and ending December 31, 2006, and will also occur upon a Designated Change in Control or the taking of any action for the dissolution or liquidation of the Company (each a "Special Circumstance").

  Bonus Interests generally vest 20% at October 1, 1997 and 1.67% each month thereafter. The Senior Management Bonus Plan provides for accelerated vesting and payment in the event of a Special Circumstance, accelerated vesting in the event of termination of employment in certain circumstances and a special Determination Date and payment at discounted present value, for the key employee involved, in the event of death or permanent disability.

  Original Plan; Repricing of Options and Cancellation of Bonus
Interests. Options to purchase 2,602,851 shares of the Common Stock at $24.00 per share ("Series A Options"), 2,859,648 shares of the Common Stock at $78.43 per share ("Series B Options") and 2,602,851 bonus interests ("Original Bonus Interests") that were granted in tandem with Series A Options were outstanding under the 1996 Incentive Plan prior to its amendment and restatement (the "Original Plan"). Subject to vesting, which generally was to occur over a five-year period ending October 1, 2001 and was subject to acceleration under certain circumstances, these Original Bonus

Interests entitled the holder to $22.32 per Original Bonus Interest if the fair market value of the outstanding capital stock of the Company (as determined in the Original Plan) was more than $1.26 billion (subject to adjustment to reflect certain capital distributions and contributions) at any determination date specified in the Original Plan.

  In connection with the amendment and restatement of the Original Plan, the optionees and holders of Original Bonus Interests agreed with the Company that the Series A Options, Series B Options and Original Bonus Interests outstanding under the Original Plan would be cancelled. Concurrently with the amendment and restatement, 5,205,702 of the options described above and the Bonus Interests described above were granted.

EMPLOYMENT AGREEMENTS

  Frank G. Mancuso. The Company has entered into an employment agreement with Frank G. Mancuso effective as of October 10, 1996, as amended as of August 4, 1997, which provides that he will serve as Chairman and Chief Executive Officer of the Company for a term of five years. Mr. Mancuso is entitled to an annual base salary of $2 million, subject to increase at the discretion of the Board of Directors of the Company and an annual stock purchase payment of $3 million (payable monthly) out of the after tax proceeds of which he is required to purchase shares of the Common Stock at a price of $24.00 per share until December 31, 1997 and, thereafter, at the fair market value of such shares. In addition, Mr. Mancuso is entitled to receive certain other benefits, including a car allowance, medical insurance and any other similar plan or program which the Company provides for its senior officers generally, participation in the Company's 1996 Incentive Plan and other benefits customarily afforded to executives of similar stature in the motion picture industry. The Company is also obligated to maintain a five year, reducing-term life insurance policy in the initial face amount of $25 million on Mr. Mancuso's life for his benefit. Pursuant to his employment agreement, Mr. Mancuso holds stock options to purchase shares of the Common Stock. See "-- Executive Compensation" and "--Incentive and Bonus Plans--1996 Incentive Plan." In connection with the MGM Acquisition, in consideration of the waiver by Mr. Mancuso of certain rights relating to the change of control under his previous employment agreement with the Company and to induce him to enter into the existing employment agreement, in October 1996 Mr. Mancuso received 63,751 shares of the Common Stock and $1,020,000 in cash. If Mr. Mancuso's employment is terminated without cause by the Company or if Mr. Mancuso terminates the agreement for "good reason," which includes a Designated Change in Control of the Company (as defined in the 1996 Incentive Plan), he will be entitled to receive as severance an amount equivalent to the present value of the sum of the base salary and the stock purchase payment for the entire remaining term of the employment agreement, and his account in the 1996 Incentive Plan will vest immediately. As of September 30, 1997, the amount payable to Mr. Mancuso in the event of such circumstances would be approximately $18 million. Mr. Mancuso is entitled to resign at any time on not less than 30 days' prior notice.

  A. Robert Pisano. The Company has entered into an employment agreement with Mr. Pisano effective as of October 10, 1996, which provides that he will serve as Vice Chairman of the Company for an initial term of five years. Pursuant to the agreement, Mr. Pisano is entitled to an annual salary of $950,000, an annual guaranteed bonus of $750,000 and an annual discretionary bonus which is determined by the Chief Executive Officer of the Company, subject to the approval of the Compensation Committee of the Board of Directors. In addition, Mr. Pisano is entitled to receive certain other benefits, including a car allowance, medical insurance, participation in the Company's 1996 Incentive Plan and participation in the Company's 401(k), savings plan, pension plan and any other similar plan or program which the Company provides for its senior officers generally. The Company is also obligated to maintain a term life insurance policy in the face amount of $5 million on Mr. Pisano's life for his benefit. Furthermore, Mr. Pisano is entitled to receive certain additional retirement benefits under his Supplemental Executive Retirement Agreement. See "--Employee Benefit Plans--Supplemental Executive Retirement Agreement." Under the 1996 Incentive Plan, Mr. Pisano holds stock options to purchase shares of the Common Stock. See "--Executive Compensation" and "--Incentive and Bonus Plans--1996 Incentive Plan." In connection with the MGM Acquisition, in consideration of the waiver by Mr. Pisano of certain rights relating to the change of control under his previous employment agreement with the Company and to induce him to enter into his existing employment agreement, Mr. Pisano received 15,000 shares of the Common Stock and $235,343 in cash. If Mr. Pisano's employment is terminated without cause by the Company or if he terminates the agreement for "good reason," which includes a Designated Change in Control of the Company (as defined in the 1996 Incentive Plan), he will be entitled to receive the net present value of the difference between (i) $8.5 million and (ii) the sum of the annual salary and the guaranteed bonuses paid to him to the date of the termination and, in addition, all insurance benefits for the remainder of the term of the employment agreement. As of September 30, 1997, the amount payable to Mr. Pisano in the event of such circumstances would be approximately $6.6 million.

  Michael G. Corrigan. The Company has entered into an employment agreement with Mr. Corrigan effective as of July 1, 1997, which provides that he will serve as Senior Executive Vice President and Chief Financial Officer of the Company for an initial term of five years. Pursuant to the agreement, Mr. Corrigan is entitled to an annual salary of $700,000 and an annual discretionary bonus which is determined by the Chief Executive Officer of the Company, subject to the approval of the Compensation Committee of the Board of Directors. In addition, Mr. Corrigan is entitled to receive certain other benefits, including a car allowance, medical insurance, participation in the Company's 1996 Incentive Plan and participation in the Company's 401(k), savings plan, pension plan and any other similar plan or program which the Company provides for its senior officers generally. Under the 1996 Incentive Plan, Mr. Corrigan holds options to purchase 179,168 shares of the Common Stock, each at an exercise price of $24.00 per share. See "--Incentive and Bonus Plans--1996 Incentive Plan." Mr. Corrigan also holds 83,334 Bonus Interests granted to him under the Senior Management Bonus Plan. See "-- Incentive and Bonus Plans--Senior Management Bonus Plan." If Mr. Corrigan's employment is terminated without cause by the Company or if he terminates the agreement for "good reason," he will be entitled to receive the net present value of the sum of the annual salary through the entire remaining term of the employment agreement and all insurance benefits for the remainder of the term of the employment agreement.

  David G. Johnson. The Company has entered into an employment agreement with Mr. Johnson effective as of October 10, 1996, which provides that he will serve as Senior Executive Vice President and General Counsel of the Company for an initial term of five years. Pursuant to the agreement, Mr. Johnson is entitled to a current annual salary of $600,000, which will increase by $50,000 each year for three years, an annual guaranteed bonus of $100,000 and an annual discretionary bonus which is determined by the Chief Executive Officer of the Company, subject to the approval of the Compensation Committee of the Board of Directors. In addition, Mr. Johnson is entitled to receive certain other benefits, including a car allowance, medical insurance, participation in the Company's 1996 Incentive Plan and participation in the Company's 401(k), savings plan, pension plan and any other similar plan or program which the Company provides for its senior officers generally. Under the 1996 Incentive Plan, Mr. Johnson holds stock options to purchase shares of the Common Stock. See "--Executive Compensation" and "--Incentive and Bonus Plans--1996 Incentive Plan." In connection with the MGM Acquisition, in consideration of the waiver by Mr. Johnson of certain rights relating to the change in control under his previous employment agreement with the Company and to induce him to enter into his existing employment agreement, Mr. Johnson received 13,542 shares of the Common Stock and $213,850 in cash. If
Mr. Johnson's employment is terminated without cause by the Company or if he terminates the agreement for "good reason," which includes a Designated Change in Control of the Company (as defined in the 1996 Incentive Plan), he will be entitled to receive the net present value of the sum of the annual salary and the guaranteed bonus through the entire remaining term of the agreement and all insurance benefits for the remainder of the term of the employment agreement. As of September 30, 1997, the amount payable to Mr. Johnson in the event of such circumstances would be approximately $2.6 million.

  William A. Jones. The Company has entered into an employment agreement with Mr. Jones effective as of October 10, 1996, which provides that he will serve as Senior Executive Vice President of the Company for an initial term of five years. Pursuant to the agreement, Mr. Jones is entitled to a current annual salary of $575,000, which will increase $50,000 next year and then be subject to adjustment as determined by the Company, and an annual discretionary bonus which is determined by the Chief Executive Officer of the Company, subject to the approval of the Compensation Committee of the Board of Directors. In addition, Mr. Jones is entitled to receive certain other benefits, including a car allowance, medical insurance, participation in the Company's 1996 Incentive Plan and participation in the Company's 401(k), savings plan, pension plan and any other similar plan or program which the Company provides for its senior officers generally. The Company is also obligated to maintain a term life insurance policy in the face amount of $2 million on Mr. Jones' life for his benefit. Under the 1996 Incentive Plan, Mr. Jones holds stock options to purchase shares of Common Stock. See "--Executive Compensation" and "--Incentive and Bonus Plans--1996 Incentive Plan." In connection with the MGM Acquisition, in consideration of the waiver by Mr. Jones of certain rights relating to the change in control under his previous employment agreement with the Company and to induce him to enter into his existing employment agreement, Mr. Jones received 26,042 shares of the Common Stock and $416,178 in cash. If Mr. Jones' employment is terminated without cause by the Company or if he terminates the agreement for "good reason," he will be entitled to receive the net present value of the sum of the annual salary through the entire remaining term of the employment agreement and all insurance benefits for the remainder of the term of the employment agreement.

  The employment agreement of each of Messrs. Pisano, Corrigan, Johnson and Jones also contains: (i) a nondisclosure provision which is effective for the term of such individual's employment with the Company and for an indefinite period thereafter; (ii) noninterference and non-competition provisions, each of which is effective for the term of such individual's employment with the Company and one year thereafter; and (iii) a provision prohibiting the solicitation for employment and employment of certain Company employees, or making public statements concerning the Company, for a period of one year following termination of employment.

LIMITATION ON THE DEDUCTIBILITY OF COMPENSATION UNDER SECTION 162(M)

  Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a publicly held corporation for compensation in excess of $1 million paid in any fiscal year to the corporation's chief executive officer or the four other most highly compensated executive officers (the "Top Executives"). Section 162(m) further provides, however, that compensation will not be subject to the deduction limit if (i) the compensation is paid for the attainment of one or more performance goals, (ii) the performance goals are determined by a compensation committee of the board of directors comprised solely of two or more independent directors, (iii) the material terms of such compensation and performance goals are disclosed to the shareholders and approved by a majority of the vote in a separate shareholder vote before the payment of such compensation and (iv) before the payment of such compensation the compensation committee certifies that the performance goals and other material terms of such compensation have been satisfied. Any compensation that meets the foregoing requirements is referred to as "performance-based compensation".

  In the case of a privately held corporation that undergoes an initial public offering, the Treasury Regulations under Section 162(m) provide that the deduction limit does not apply to any compensation paid, during a specified reliance period, pursuant to a plan or agreement that existed while the corporation was privately held, if the prospectus accompanying the initial public offering discloses such plans and agreements in accordance with the applicable securities laws. The reliance period terminates on the earliest to occur of (i) the expiration of the plan or agreement, (ii) the material modification of the plan or agreement, (iii) the issuance of all stock and other compensation allocated under the plan and (iv) the first meeting of the shareholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs. In the case of stock options, the reliance period applies to the date of grant and not exercise. As this Prospectus has disclosed, in accordance with the applicable securities laws, the terms of any compensation plan or agreement applicable to its executive officers and in effect prior to the Offering, the Company believes any compensation paid or options granted pursuant to such plans or agreements during the reliance period will not be subject to the deduction limit of Section 162(m). However, compensation paid and options granted after the reliance period to a Top Executive will be subject to the limitations of Section 162(m) unless it qualifies as performance-based compensation. In general, any salary paid after the reliance period, including salary paid pursuant to the Employment Agreements, will not qualify as performance-based compensation and will be subject to Section 162(m). With respect to the Bonus Interests, the Company believes it has structured them to qualify as performance-based compensation. Therefore, the Company believes that any payments after the reliance period pursuant to the Bonus Interests should not be subject to Section 162(m), although there is no assurance that this conclusion may not be challenged by the taxing authorities. Similarly, the Company intends to structure any options granted under the 1996 Incentive Plan to Top Executives after the reliance period to qualify as performance-based.

  The Company has the authority to award non-deductible compensation as it deems appropriate. In addition, because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the Treasury Regulations issued thereunder, no assurance can be given that compensation intended by the Company to satisfy the requirements for deductibility under
Section 162(m) will so qualify.

EMPLOYEE BENEFIT PLANS

  MGM Retirement Plan. The MGM Retirement Plan was adopted in March 1986 to provide retirement income to certain employees who have completed at least one year of service. The MGM Retirement Plan is a defined benefit plan under which all contributions are made by MGM Studios. The compensation covered by the MGM Retirement Plan includes base salary only, and not bonus or other amounts. Subject to certain limits, the amount of the pension to which a participant is entitled is an annual amount equal to 1.55 percent of annual base salary up to the Social Security wage base (currently $65,400) plus 1.9 percent of annual base salary above that amount up to the maximum amount allowable under the MGM Retirement Plan (currently $160,000 per year) for each year of credited service up to 35 years, at which time the applicable percentage is 1.55 percent of the annual base salary for each year of service in excess of 35. Participants become vested upon completion of five years of service. Participants, or their beneficiaries, are entitled to receive benefits which have vested under the MGM Retirement Plan upon their normal or early retirement (or deferred retirement if the participant has been an executive for at least two years and will be entitled to receive at least $44,000 of retirement income annually) or upon the total and permanent disability, death or other termination of such participant's employment and after attaining normal or early retirement age. Benefits are normally payable on a monthly basis either (i) in a "life only" form to a unmarried participant during his or her life or (ii) in a qualified "joint and survivor" form to married participants, which shall be the actuarial equivalent of the life only form and which shall provide equal monthly payments to the participant during his or her lifetime with an amount equal to 50 percent (or 75 percent or 100 percent at the election of the participant) of such payments continued after his or her death payable to his or her spouse for the remainder of such spouse's life. Alternatively, participants may, under certain circumstances, elect that a single lump-sum death benefit be payable to his or her beneficiary or a "ten-year certain and life" form, providing that equal monthly payments be made to the participant during his or her lifetime with the provision that in the event the participant dies prior to the expiration of ten years, such payments would continue for the remainder of the ten-year period.

  It is the intention of the Company to continue the MGM Retirement Plan; however, the Company has the right to amend or terminate the MGM Retirement Plan at any time. If the plan is terminated, the available assets held in trust will be used to pay benefits to retired employees (including beneficiaries), terminated vested employees entitled to benefits and active employees. If termination occurs when the MGM Retirement Plan assets are not sufficient to pay all benefits accrued to the date of the termination, the assets held in trust under the plan will be allocated among employees and beneficiaries in accordance with the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Company is not liable for the payment of MGM Retirement Plan benefits from its own assets. Upon full satisfaction of the MGM Retirement Plan's liability to employees and their beneficiaries, any amount remaining in the plan will be returned to the Company.

  The Internal Revenue Code requires certain provisions for benefit accruals if a defined benefit plan becomes "top heavy," that is, if the value of accrued benefits for "key employees" is more than 60 percent of the total value of all accrued benefits. While the Company believes that it is unlikely that the MGM Retirement Plan will ever become top heavy, in such an event, it may become necessary to amend the MGM Retirement Plan to conform it to the applicable Internal Revenue Code requirements.

  Supplemental Executive Retirement Agreement. Pursuant to Mr. Pisano's previous employment agreement and in place of certain benefits under a pension plan maintained for Mr. Pisano's benefit by a prior employer (the "Prior Plan") which Mr. Pisano forfeited when he joined the Company in 1993, the Company entered into the Supplemental Executive Retirement Agreement with Mr. Pisano. The Supplemental Executive Retirement Agreement provides Mr. Pisano with an annual benefit equal to $150,000 (the "Benefit Amount"), less an amount equal to the benefit Mr. Pisano is entitled to receive under the Prior Plan and subject to certain adjustments, payable in the form of a single life annuity commencing on the later of the date Mr. Pisano attains age 60 and the date Mr. Pisano's employment with the Company is terminated, including due to Mr. Pisano's death. The minimum aggregate amount payable to Mr. Pisano or his beneficiaries will be $900,000, less all benefits to which Mr. Pisano is entitled under the Prior Plan. All benefits under the Supplemental Executive Retirement Agreement are fully vested. If Mr. Pisano continues in the employment of the Company after attaining age 60, the Benefit Amount shall be increased by 5/12ths of one percent for each month Mr. Pisano continues to be employed by the Company after such date. In addition, after payments have commenced under the Supplemental Executive Retirement Plan, the Benefit Amount shall be increased effective each January 1 by the adjustment factor applied to retiree payments for the calendar year under the Prior Plan. If Mr. Pisano is unmarried on the date benefits commence, the benefit shall be payable monthly for Mr. Pisano's life ("life only" basis). If, however, Mr. Pisano is married on the date benefits commence, he may elect to have the benefits to which he is entitled payable on the life only basis or have the actuarial equivalent of the life only form payable in equal monthly payments to him during his lifetime with an amount equal to 50% or 100% of such payments to continue after his death to his spouse for the remainder of his spouse's life. In the event of a Designated Change of Control of the Company (as defined in the 1996 Incentive Plan and the Supplemental Executive Retirement Agreement) or the termination of Mr. Pisano's employment agreement by the Company without cause or by Mr. Pisano for good reason, the Company will deposit into escrow an amount sufficient to provide on an actuarial basis the level of payments required under the Supplemental Executive Retirement Agreement.

  MGM Savings Plan. Employees, including officers, who have completed one year of service have the opportunity to participate in the MGM Savings Plan (the "Savings Plan") which is managed by the Merrill Lynch Asset Management L.P. Participants in the Savings Plan may contribute a portion of their pre-tax compensation (up to a maximum of $9,500) and after-tax compensation (subject to certain limitations) into the Savings Plan and direct the investment of such contributions. MGM Studios matches 100 percent of such employee contributions up to four percent of such employee's eligible compensation. Shortly after completion of the Offering, the Company intends to amend the Savings Plan such that the matching contributions shall be made in shares of the Common Stock. The employee contributions to the Savings Plan and the earnings thereon are always 100 percent vested. The matching contributions and the earnings thereon vest 20 percent for each full year of service and employees become 100 percent vested (i) after five years of service, (ii) upon their total and permanent disability or (iii) upon their death. Employees receive a lump sum payment of the vested portion of their respective Savings Plan account when their employment is terminated. In addition, an employee may, under certain conditions, withdraw or borrow from the vested portion of his or her respective Savings Plan account.

DIRECTOR COMPENSATION

  During 1996, no compensation was paid to the directors for services provided in such capacity. Following the Offering, the Board of Directors intends to adopt a policy whereby each independent director will be paid customary amounts for services provided as a director as well as reimbursement for his or her out-of-pocket expenses in attending Board meetings. See "Certain Transactions" for a description of transactions involving directors or their affiliates and the Company, if any.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  As permitted by applicable provisions of the Delaware General Corporation Law (the "DGCL"), the Company's Certificate of Incorporation contains a provision eliminating, to the fullest extent permitted by the DGCL as it exists or may in the future be amended, the liability of a director to the Company and its stockholders for monetary damages for breaches of fiduciary duty as a director. However, in accordance with the DGCL, such provision does not limit the liability of a director for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of dividends, stock purchases or redemptions that violate the DGCL or (iv) any transaction from which the director derived an improper personal benefit. Such limitation of liability also does not affect the availability of equitable remedies such as injunctive relief or rescission.

  The Certificate of Incorporation and Bylaws of the Company also provide that, to the fullest extent permitted by the DGCL as it exists or may in the future be amended, the Company will indemnify each of the officers and directors of the Company (or their estates, if applicable), and may indemnify any employee or agent of the Company (or their estates, if applicable), who is or was a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, by reason of the fact that such person is or was an officer, director, employee or agent of the Company or is or was serving at the request of Company as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The Company will so indemnify such officer or director, and may so indemnify such employee or agent (if indemnification is authorized by the Board of Directors), in the case of such actions (whether or not by or in the right of the Company) if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding other than by or in the right of the Company, had no reasonable cause to believe such person's conduct was unlawful. With respect to indemnification other than by or in the right of the Company, the termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, that such person had reasonable cause to believe that such person's conduct was unlawful. No indemnification will be made in connection with actions by or in the right of the Company in respect of any claim, issue or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of such person's duty to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper. In addition, to the fullest extent permitted by the DGCL, expenses (including attorneys' fees), judgments, fines incurred by and amounts paid in settlement may be advanced by the Company prior to the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on the behalf of such director, officer, employee or agent to repay such amounts if it shall ultimately be determined that he or she is not entitled to be indemnified as authorized in accordance with the DGCL and the Company's Certificate of Incorporation. The Company's Certificate of Incorporation and Bylaws also state that such indemnification is not exclusive of any other rights of the indemnified party, including rights under any indemnification agreements or otherwise.

  The Company currently maintains insurance in the aggregate amount of $25 million on behalf of its officers and directors against any liability which may be asserted against any such officer or director, subject to certain customary exclusions.

  The Company has entered into indemnification agreements with its directors, its executive officers and certain other officers providing for indemnification by the Company, including in circumstances in which indemnification is otherwise discretionary under Delaware law. These agreements constitute binding agreements between the Company and each of the other parties thereto, thus preventing the Company from modifying its indemnification policy in a way that is adverse to any person who is a party to such an agreement.

                         DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

  The Company's authorized common stock consists of 125,000,000 shares of the Common Stock. All authorized shares of the Common Stock have a par value of $0.01 per share and are entitled to one vote per share on all matters submitted to a vote of stockholders. In the event of a liquidation, dissolution or winding up of the Company, the holders of the Common Stock are entitled to share ratably in all assets remaining after all liabilities and the liquidation preference attributable to any outstanding preferred stock have been paid. The holders of the Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Other than as described under "Ownership of Voting Securities--Investors Shareholder Agreement," the holders of the Common Stock will have no pre-emptive rights or cumulative voting rights and no rights to convert their Common Stock into any other securities. The Company will effect the Stock Split immediately prior to the completion of the Offering (and, unless otherwise indicated, all information in this Prospectus gives effect to such Stock Split).

  As of the date of this Prospectus there were outstanding 52,719,421 shares of the Common Stock. As of the date of this Prospectus there were reserved for issuance upon the exercise of options 8,437,567 shares of the Common Stock, of which options for 8,009,454 shares of the Common Stock are outstanding (1,405,794 of which are vested and exercisable or will become vested and exercisable within 60 days).

PREFERRED STOCK

  As of the date of this Prospectus, 502,920 shares of the Company's Series A Preferred Stock were outstanding (prior to giving effect to the Series A Preferred Stock Conversion). All of the holders of the Company's outstanding Series A Preferred Stock have agreed to the Series A Preferred Stock Conversion (whereby each such share of the Series A Preferred Stock will be converted into one share of the Common Stock immediately prior to the Stock Split, resulting in an aggregate of 20,955,167 shares of Common Stock after giving effect to the Stock Split). Unless otherwise indicated, all information in this Prospectus gives effect to the Series A Preferred Stock Conversion. Thus, upon completion of the Offering, the Company will not have outstanding any shares of preferred stock (the "Preferred Stock"), although the Company will be authorized to issue up to 25 million shares of the Preferred Stock. Pursuant to the Company's Certificate of Incorporation, the Board of Directors is authorized to fix by resolution the voting power, designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations, or restrictions thereof, including, without limitation, the dividend rate, conversion or exchange rights, redemption price and liquidation preference, of one or more series of the Preferred Stock, and to fix the number of shares constituting any such series. In the event of any dissolution, liquidation or winding up of the affairs of the Company, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Company, the holders of each series of the Preferred Stock shall be entitled to receive, out of the net assets of the Company, an amount for each share of the Preferred Stock equal to the amount fixed and determined by the Board of Directors in the resolution creating such series and providing for the issuance of such shares, and no more, prior to any of the assets of the Company being distributed to the holders of the Common Stock (the "Liquidation Preference"). The issuance of the Preferred Stock could adversely affect the voting power and other rights of the holders of the Common Stock.

  The authority possessed by the Board of Directors to issue the Preferred Stock could potentially be used to discourage attempts by third parties to obtain control of the Company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly to successfully complete. See "Risk Factors--Possible Anti-takeover Effect of Certain Charter Provisions."

  There are no agreements or understandings for the issuance of the Preferred Stock and the Board of Directors has no present intention to issue any of the Preferred Stock.

                        OWNERSHIP OF VOTING SECURITIES

  The table below sets forth the beneficial ownership of the Common Stock (which, giving effect to the Series A Preferred Stock Conversion, constitutes the only class of issued and outstanding capital stock of the Company) as of the date of this Prospectus (assuming no exercise of the Underwriters' over-allotment options) by each director of the Company, each of the Named Executive Officers, the directors and executive officers of the Company as a group and each person who at such time beneficially owned more than five percent of the outstanding shares of any class of voting securities of the Company.

                                     OWNERSHIP PRIOR TO    OWNERSHIP AFTER THE
                                      OFFERING AND THE      OFFERING AND THE
                                      TRACINDA PURCHASE     TRACINDA PURCHASE
                                    --------------------- ---------------------
NAME AND ADDRESS OF BENEFICIAL      NUMBER OF  PERCENTAGE NUMBER OF  PERCENTAGE
OWNER                               SHARES(1)   OF CLASS    SHARES    OF CLASS
------------------------------      ---------- ---------- ---------- ----------
Tracinda Corporation(2)(3)......... 36,448,208    68.7%   40,426,988    61.2%
 4835 Koval Lane
 Las Vegas, NV 89109
Seven Network Limited(3)........... 16,208,463    30.6    16,208,463    24.6
 ATN7, Mobbs Lane
 Epping NSW 2121 Australia
Frank G. Mancuso(3)(4).............    579,263     1.1       579,263     *
A. Robert Pisano(5)................    145,991       *       145,991     *
James D. Aljian(6).................        --      --            --      --
Michael R. Gleason(7)..............    156,251       *       156,251     *
Kirk Kerkorian(3)(8)............... 36,448,208    68.7    40,426,988    61.2
Kerry M. Stokes(3)(9).............. 16,208,463    30.6    16,208,463    24.6
Alex Yemenidjian(6)................        --      --            --      --
Jerome B. York(6)..................        --      --            --      --
Michael S. Hope(10)................        --      --            --      --
Michael G. Corrigan................        --      --            --      --
David G. Johnson(11)...............     58,352       *        58,352     *
William A. Jones(12)...............     65,954       *        65,954     *
All Directors and Executive
 Officers as a group (11 persons).. 53,662,482    99.9    57,641,262    86.5

--------
  * Less than 1 percent.

 (1) The shares of the Common Stock which a person has the right to acquire within 60 days of the date of this Prospectus and the shares of Common Stock underlying options that are vested as of the date of this Prospectus or that will become vested within 60 days are deemed to be outstanding for the purpose of calculating the beneficial ownership of the holder of such options or other rights, but are not deemed to be outstanding for the purpose of computing the beneficial ownership of any other person. As a result, the aggregate percentage ownership of the Common Stock may exceed 100 percent.

 (2) Includes 156,251 shares of the Common Stock issuable at a price of $6.41 per share pursuant to a presently exercisable stock option which expires on October 10, 2002. See "Certain Transactions--Certain Matters Relating to the MGM Acquisition." All of the shares of the Common Stock held by Tracinda are pledged to a group of banks to secure a syndicated credit facility to Tracinda.

 (3) For a description of certain voting agreements applicable to such shares, see "--Investors Shareholder Agreement."

 (4) Includes an estimated 9,917 shares of the Common Stock which Mr. Mancuso will be required to purchase with his stock purchase payment within 60 days of the date of this Prospectus and 436,595 shares of the Common Stock underlying options vested as of the date of this Prospectus or that will become vested within 60 days.

 (5) Includes 130,991 shares of the Common Stock underlying options vested as of the date of this Prospectus or that will become vested within 60 days.

 (6) Each of Messrs. Aljian and York is an employee of, and, along with Mr. Yemenidjian, was nominated to the Board of Directors of the Company by, Tracinda.

 (7) Mr. Gleason was nominated to the Board of Directors of the Company by Seven. Mr. Gleason serves as the President of the general partner of Culmen Group, L.P., which regularly provides financial advisory services to Seven. Represents 156,251 shares of the Common Stock issuable at a price of $6.41 per share pursuant to a presently exercisable stock option which expires on October 10, 2002 held by Celsus, an entity wholly owned by Mr. Gleason. See "Certain Transactions--Certain Matters Relating to the MGM Acquisition."

 (8) Mr. Kerkorian is the President and sole shareholder and director of, and was nominated to the Board of Directors of the Company by, Tracinda. Represents 36,448,208 shares of the Common Stock beneficially owned by Tracinda prior to, and 40,426,988 shares of the Common Stock owned after, the consummation of the Offering and the Tracinda Purchase.

 (9) Mr. Stokes is the Chairman of, and was nominated to the Board of Directors of the Company by, Seven. Represents 16,208,463 shares of the Common Stock beneficially owned by Seven as to which Mr. Stokes disclaims beneficial ownership.

(10) Mr. Hope resigned from the Company effective as of January 31, 1997.

(11) Includes 44,810 shares of the Common Stock underlying options vested as of the date of this Prospectus or that will become vested within 60 days.

(12) Includes 39,912 shares of the Common Stock underlying options vested as of the date of this Prospectus or that will become vested within 60 days.

INVESTORS SHAREHOLDER AGREEMENT

  The following is a summary description of the material terms of the Investors Shareholder Agreement. This summary description does not purport to be complete and is subject to and qualified in its entirety by reference to the definitive Investors Shareholder Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

  Voting of Shares. Until the fifteenth anniversary of the closing date of the Offering and the Tracinda Offering, (i) each of Tracinda and Seven has agreed to vote all of the shares of capital stock of the Company beneficially owned by such party and take all necessary or desirable action within such party's control, (ii) the Company has agreed to vote all of the shares of capital stock of MGM Studios beneficially owned by it and take all necessary or desirable action within its control, and (iii) Mr. Mancuso has agreed to vote all his shares of capital stock of the Company and to take all necessary or desirable action, in each case so that the Board of Directors of the Company consists of eleven members (subject to the provisions described below), up to four of whom are nominated by Tracinda (subject to reduction if Tracinda does not maintain a certain level of ownership of the Common Stock), up to two of whom are nominated by Seven (subject to reduction if Seven does not maintain a certain level of ownership of the Common Stock), two of whom are nominated by the Chairman and Chief Executive Officer of the Company (one of whom shall be Mr. Mancuso as long as he serves as the Chief Executive Officer of the Company), and three independent directors who are nominated by the majority of the Board of Directors of the Company (which majority, so long as Tracinda beneficially owns at least 16,666,800 shares of the Common Stock, must include Tracinda's nominees on the Board of Directors of the Company) and who are not affiliated or associated with either Tracinda or Seven and otherwise meet the requirements of the NYSE for serving as independent directors; provided, however, that each of Tracinda and Seven is only obligated to vote for nominees selected by the Board of Directors of the Company which are acceptable to Tracinda or Seven, as the case may be. The Board of Directors may determine to reduce the size of the Board of Directors to ten persons, in which case the number of independent directors will be reduced to two. Furthermore, each of Tracinda and Seven has the exclusive right (which, to the extent the same may be required by law, may be exercised indirectly)
(i) to remove, with or without cause, any director designated by it in accordance with the foregoing and (ii) to designate and elect any replacement for a director designated by it in accordance with the foregoing upon the death, resignation, retirement, disqualification or removal from office of such director.

  Until the fifteenth anniversary of the closing date of the Offering and the Tracinda Purchase, (i) each of Tracinda and Seven has agreed to vote all of the shares of capital stock of the Company beneficially owned by such party and take all necessary or desirable action within such party's control, (ii) the Company has agreed to vote all of the shares of capital stock of MGM Studios beneficially owned by it and take all necessary or desirable action within its control and (iii) Mr. Mancuso has agreed to vote all his shares of capital stock of the Company and to take all necessary or desirable action, in each case so that the compensation committee of the Board of Directors of the Company consists of one member of the Board of Directors of the Company nominated by Tracinda (so long as Tracinda maintains a certain level of ownership of the Common Stock), one member of the Board of Directors of the Company nominated by Seven (so long as Seven maintains a certain level of ownership of the Common Stock), and one independent director nominated by the majority of the Board of Directors of the Company (which majority, so long as Tracinda beneficially owns at least 16,666,800 shares of the Common Stock, must include Tracinda's nominees on the Board of Directors of the Company) and who is not affiliated or associated with either Tracinda or Seven and otherwise meets the requirements of the NYSE for serving as an independent director.

  Until the fifteenth anniversary of the closing date of the Offering and the Tracinda Purchase, (i) each of Tracinda and Seven has agreed to vote all of the shares of capital stock of the Company beneficially owned by such party and take all necessary or desirable action within such party's control, (ii) the Company has agreed to vote all of the shares of capital stock of MGM Studios beneficially owned by it and take all necessary or desirable action within its control and (iii) Mr. Mancuso has agreed to vote all his shares of capital stock of the Company and to take all necessary or desirable action, in each case so that the executive committee of the Board of Directors of the Company consists of three members of the Board of Directors of the Company nominated by Tracinda (so long as Tracinda maintains a certain level of ownership of the Common Stock), one member of the Board of Directors of the Company nominated by Seven (so long as Seven maintains a certain level of ownership of the Common Stock), and two members of the Board of Directors of the Company nominated by the Chairman and Chief Executive Officer of the Company (one of whom shall be Mr. Mancuso as long as he serves as the Chief Executive Officer of the Company).

  Except to the extent consistent with the Investors Shareholder Agreement, the Board of Directors of the Company shall not be authorized to fill a vacancy on the Board of Directors of the Company caused by the death, resignation, retirement, disqualification or removal of a director.

  For as long as Mr. Mancuso serves as a member of the Board of Directors of the Company and MGM Studios, Mr. Mancuso shall act as the Chairman of the Board of Directors of the Company and MGM Studios. The Board of Directors of the Company shall have the right to remove Mr. Mancuso as a director of the Company, with or without cause, only upon the termination of his employment as Chief Executive Officer of MGM Studios, subject to the terms of Mr. Mancuso's employment agreement. See "Management-- Employment Agreements--Frank G. Mancuso." If Mr. Mancuso ceases to act as Chief Executive Officer of the Company, Mr. Mancuso has agreed to resign as a director of the Company and MGM Studios and all other positions held by Mr. Mancuso at the Company, MGM Studios and their respective subsidiaries effective as of the time he ceases to act as Chief Executive Officer of the Company. Any person selected by Mr. Mancuso as the second management director must agree to resign as a director of the Company and a member of the executive and compensation committees of the Board of Directors of the Company at such time as Mr. Mancuso ceases to serve as the Chief Executive Officer of the Company, unless such other person is acceptable to the new

Chief Executive Officer of the Company. If Mr. Mancuso ceases to act as the Chief Executive Officer of the Company, the parties to the Investors Shareholder Agreement shall promptly remove the other person nominated by Mr. Mancuso and then serving as a director of the Company and a member of the executive and compensation committees of the Board of Directors of the Company, unless such other person is acceptable to the new Chief Executive Officer of the Company.

  Until October 10, 2001, the obligations described under the heading "-- Voting of Shares" will be binding upon any transferee of Seven or Tracinda except for any person (other than an affiliate of Tracinda or Seven) who acquires (i) shares of Common Stock from Tracinda or Seven pursuant to a public offering registered under the Securities Act or pursuant to Rule 144 or Regulation S promulgated thereunder or (ii) not more than 4,166,700 shares of Common Stock from Tracinda or Seven, as the case may be, in one transaction or a series of related transactions.

  In addition, each of the Company, MGM Studios, Seven, Tracinda and Mr. Mancuso has agreed that until the earlier to occur of (i) the fifteenth anniversary of the closing date of the Offering and the Tracinda Purchase and
(ii) the date that Seven no longer beneficially owns at least 10,416,750 shares of the Common Stock, neither the Company nor MGM Studios shall (a) sell or agree to sell or (b) license or agree to license for a period of more than three years, in substantially all major territories of the world in one transaction, or a series of related transactions, all or 85 percent or more of the films then in the Library unless such sale, license or agreement shall have been unanimously approved by the Board of Directors of the Company. Thereafter, any such sale, license or agreement shall only require the approval of a majority of a quorum of directors at a duly called meeting of the Board of Directors of the Company.

  Business Operations. Each of the Company, MGM Studios, Tracinda, Seven and Mr. Mancuso has agreed to use their best efforts (until the fifteenth anniversary of the closing date of the Offering and the Tracinda Purchase) to ensure that neither the Company nor any of its subsidiaries engages in any business activity except the entertainment business unless (i) all directors of the Board of Directors shall have approved such engagement in other business activities or (ii) a majority of the Board of Directors shall have approved such engagement in other business activities and such engagement in other business activities shall have been approved by the stockholders of the Company in accordance with the applicable provisions of the DGCL. For purposes of the Investors Shareholder Agreement, the entertainment business shall include the acquisition, development, production, marketing, distribution, exhibition, publication or use of intellectual property for purposes of providing entertainment, education or information and all services and activities reasonably related thereto, including the services and activities currently provided or conducted by the Company and its subsidiaries.

  First Refusal Rights. Each of Seven and Tracinda has agreed to be bound by certain "first refusal" rights with respect to the sale, pledge, transfer, assignment or other disposition ("Transfer") of their shares of capital stock of the Company, subject to certain conditions. If prior to October 10, 2001, either Tracinda or Seven desires to Transfer, directly or indirectly, in whole or part, all or any portion of the shares of capital stock of the Company beneficially owned by it, such party must provide the other party with a written notice detailing the terms and conditions of such proposed Transfer and the other party shall have, subject to certain notice requirements, the right to purchase such shares on the same terms and conditions as the proposed Transfer. The provisions relating to the right of first refusal will terminate, with respect to such capital stock of the Company, upon the transfer, in compliance with the provisions described in this paragraph, by Tracinda or Seven of such capital stock to any person other than Tracinda or Seven or their respective affiliates. These first refusal rights do not apply to any bona fide pledge to a bank or other institutional financial lender.

  The provisions relating to the right of first refusal will not apply to, in the case of each of Tracinda and Seven, (i) the transfer of, or the grant of options for the acquisition of, up to 312,502 shares of Common Stock (such number to be appropriately adjusted in the event that the Company should effect any stock dividend, stock split, reverse stock split or any similar transaction after the date of the Investors Shareholder Agreement) beneficially owned by it to officers, directors, employees, consultants and affiliates so long as such transferee agrees in writing to be bound by all the terms of the Investors Shareholder Agreement applicable to its transferor as if the transferee originally had been a party to the Investors Shareholder Agreement and (ii) the transfer and assignment of all or any portion of the capital stock of the Company beneficially owned by it to any direct or indirect wholly owned subsidiary of such entity so long as (a) such transferee agrees in writing to be bound by all the terms of the Investors Shareholder Agreement applicable to its transferor as if the transferee originally had been a party to the Investors Shareholder Agreement and (b) the transferor agrees to cause such direct or indirect wholly owned subsidiary to continue to be a direct or indirect wholly owned subsidiary of the transferor for so long as such direct or indirect wholly owned subsidiary beneficially owns any such capital stock of the Company.

  Pre-emptive Rights. The Company has granted to each of Seven, Tracinda and Mr. Mancuso certain pre-emptive rights with respect to the Common Stock. If, at any time prior to the fifteenth anniversary of the closing date of the Offering and the Tracinda Purchase, the Company proposes to issue to any person any shares of the Common Stock or any securities exercisable for the purchase of or convertible into the Common Stock, each of Seven, Tracinda and Mr. Mancuso may subscribe for and purchase for cash a number of shares of the Common Stock or securities exercisable for the purchase of or convertible into the Common Stock, respectively, such that, after giving effect to such issuance to such other persons and such purchase by any one or more of Seven, Tracinda and Mr. Mancuso, as the case may be, such purchaser will continue to beneficially own the same percentage of the outstanding Common Stock (including securities exercisable for the purchase of or convertible into the Common Stock) that such purchaser beneficially owned prior thereto.

  Such pre-emptive rights shall not apply to: (i) the issuance of the Common Stock or securities exercisable for the purchase of or convertible into the Common Stock pursuant to a firm commitment underwritten public offering or pursuant to Rule 144A or Regulation S promulgated under the Securities Act;
(ii) the issuance of the Common Stock or securities exercisable for the purchase of or convertible into the Common Stock pursuant to a registration statement directly or indirectly to the holders of the outstanding capital stock of a corporation or other business entity with a class of equity securities registered under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the Company's acquisition of such corporation or other business or substantially all of its assets (whether by merger, consolidation, purchase of stock or assets or otherwise); (iii) the grant of stock options to officers, directors or employees of the Company or any of its subsidiaries pursuant to stock option plans approved by the Board of Directors of the Company or the issuance of the Common Stock upon the exercise of any such stock option; or (iv) the issuance of the Common Stock to officers, directors or employees of the Company or any of its subsidiaries to fulfill the Company's obligations pursuant to any savings plans or retirement plans approved by the Board of Directors of the Company.

  The price to be paid in any such purchase by any one or more of Seven, Tracinda and Mr. Mancuso and the other terms of purchase shall be the same as applicable to the purchase of the Common Stock or such other securities by such other person, except that in all cases the price to be paid by Seven, Tracinda and Mr. Mancuso shall be paid in cash. If such shares of the Common Stock or such other securities are to be issued to such other person for property or services, the price per share or other security to be paid by Seven, Tracinda and Mr. Mancuso shall be equal to the fair market value per share or other security of the property or services to be received by the Company from such other person, as such fair market value is determined by the independent directors of the Company elected to the Board of Directors of the Company.

  Such pre-emptive rights will terminate, with respect to either Seven or Tracinda, at such time as such party beneficially owns less than 10,416,750 shares of the Common Stock (as presently constituted) and, with respect to Mr. Mancuso, at such time as Mr. Mancuso is no longer the Chief Executive Officer of the Company.

SHAREHOLDERS AGREEMENT

  The following is a summary description of the material terms of the Amended and Restated Shareholders Agreement (the "Shareholders Agreement") dated as of August 4, 1997, by and among the Company, MGM Studios, Seven, Tracinda, Mr. Mancuso and the other persons specified on the signature pages thereto
(Mr. Mancuso and such specified persons, collectively, "Executives"). This summary description does not purport to be complete and is subject to and qualified in its entirety by reference to the definitive Shareholders Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

  Tag-Along Rights. Each of Seven and Tracinda has agreed to be bound by certain "tag-along" restrictions with respect to certain Transfers of their shares of the Common Stock. If either Seven or Tracinda desires to Transfer shares of the Common Stock beneficially owned by it, directly or indirectly, in whole or in part (a "Tag-Along Sale"), then each of Seven, Tracinda, and each of the Executives (collectively, the "Other Securityholders") shall have certain "tag-along" rights, subject to certain notice provisions. Specifically, each Other Securityholder shall have the right but not the obligation, (i) in the case of the Executives, to exercise in the manner provided in the Shareholders Agreement certain options held by such Executives pursuant to the 1996 Incentive Plan to the extent required to realize the "tag-along" rights of such Executives and (ii) to elect that Seven or Tracinda, as the case may be, be obligated to require, as a condition to such Tag-Along Sale, that the proposed purchaser purchase from each such electing Other Securityholder a proportional number of shares (excluding shares of the Common Stock acquired pursuant to open market purchases). Any such sales by any Other Securityholder shall be on the same terms and conditions as the proposed Tag-Along Sale by Seven or Tracinda, as the case may be and on the same date as the closing of the proposed Tag-Along Sale.

  In exercising the tag-along rights with respect to an Executive's options:
(i) the Executive's Series A Options must be exercised (to the extent then vested) before the Executive's Series B Options may be exercised; (ii) thereafter, the Executive's Series B Options (to the extent then vested) must be exercised before the Executive's Series A Options (to the extent not vested) may be exercised; (iii) then, the balance of the Executive's Series A Options must be exercised before the balance of the Executive's Series B Options may be exercised; and (iv) thereafter, the balance of the Executive's Series B Options may be exercised.

  The tag-along rights shall not apply to: (i) any transaction in which shares of the Common Stock are proposed to be sold publicly pursuant to a registration statement filed under the Securities Act or pursuant to Rule 144 promulgated under the Securities Act; (ii) any one transaction or series of related transactions involving the transfer of less than one percent of the then issued and outstanding shares of the Common Stock; (iii) any bona fide pledge to a bank or other institutional financial lender; or (iv) any sale from one of the parties to the Shareholders Agreement to another party thereto, and shall terminate with respect to each of Seven and Tracinda at such time as such party beneficially owns less than 10,416,750 shares of the Common Stock.

  In addition, the tag-along provisions shall not apply to, in the case of each of Tracinda and Seven, (i) the transfer of, or the grant of options for the acquisition of, up to 312,502 shares of the Common Stock (such number to be appropriately adjusted in the event that the Company should effect any stock dividend, stock split, reverse stock split, or any similar transaction after the date of the Shareholders Agreement) beneficially owned by it to its officers, directors, employees, consultants and affiliates so long as such transferee agrees in writing to be bound by all the terms of the Shareholders Agreement applicable to its transferor as if the transferee originally had been a party to the Shareholders Agreement and (ii) the transfer and assignment of all or any portion of the capital stock of the Company beneficially owned by it to any direct or indirect wholly owned subsidiary of such entity so long as (a) such transferee agrees in writing to be bound by all the terms of the Shareholders Agreement applicable to its transferor as if the transferee originally had been a party to the Shareholders Agreement and
(b) the transferor agrees to cause such direct or indirect wholly owned subsidiary to continue to be a direct or indirect wholly owned subsidiary of the transferor for so long as such direct or indirect wholly owned subsidiary beneficially owns any such capital stock of the Company.

  Demand Registration Rights. Seven, Tracinda and the Executives, at any time following 180 days after the closing date of the Offering and the Tracinda Purchase, have the right to make up to three requests, in the case of each of Seven and Tracinda, and up to two requests with respect to all of the Executives, for registration ("Demand Registration") under the Securities Act of all or part of the Common Stock or securities issued as a dividend on or distribution with respect to or in exchange, replacement or in subdivision of, any such Common Stock, which have not been sold pursuant to an effective registration statement under the Securities Act or pursuant to Rule 144 under the Securities Act (the "Registrable Securities") held by them; provided that any request for a Demand Registration shall not be otherwise deemed to be effective unless such request includes Registrable Securities with an estimated value of no less than $50 million. Demand Registration requests may be for shelf registrations (covering sales on a delayed or contingent basis) if the Company is then eligible to effect shelf registrations. The Company will pay all of the expenses of any such Demand Registration, including the fees and expenses of a single counsel retained by the selling stockholders; however, each selling stockholder will be responsible for the underwriting discounts and commissions and transfer taxes in connection with shares sold by such stockholder and any party requesting long-form registration when short-form registration is available will bear the incremental cost thereof. Each selling stockholder and the underwriters through whom shares are sold on behalf of a selling stockholder will be entitled to customary indemnification from the Company and MGM Studios, in the case of the selling stockholders, and the Company, in the case of the underwriters, against certain liabilities, including liabilities under the Securities Act.

  The Company will not be obligated to effect any Demand Registration within six months after the effective date of a previous Demand Registration and during any two-year period, the Company may make a one-time election to postpone the filing or the effectiveness of a registration statement for a Demand Registration for up to six months if the Board of Directors of the Company determines, in its good faith judgment, that (i) such Demand Registration would reasonably be expected to have a material adverse effect on, interfere with or delay any proposal or plan by the Company to engage in any acquisition of assets (other than in the ordinary course of business) or any merger, consolidation, tender offer or similar transaction, (ii) the filing of a registration statement or a sale of Registrable Securities pursuant thereto would require disclosure of material information that the Company has a bona fide business purpose for preserving as confidential or
(iii) the Company is unable to comply with the registration requirements of the Commission; provided, that, in such event, the holders of shares of Registrable Securities initially requesting such Demand Registration will be entitled to withdraw such request and, if such request is withdrawn, such request for Demand Registration will not count as a request for Demand Registration under the Shareholders Agreement and the Company will pay all Registration Expenses in connection with such withdrawn registration request. The party requesting Demand Registration may select the managing underwriters, who must be of national prominence and reasonably acceptable to the Company.

  "Piggyback" Registration Rights. If after the closing date of the Offering and the Tracinda Purchase the Company proposes to register any of its equity securities under the Securities Act (other than a registration on Form S-4 or Form S-8 or any successor or similar forms) and the registration form to be used may be used for the registration of Registrable Securities, whether or not for sale for its own account, each of Tracinda, Seven and the Executives shall be entitled to request that Registrable Securities of the same class beneficially owned by such party be included in such registration (a "Piggyback Registration"); provided that if a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of shares of the Common Stock requested to be included in such registration exceeds the number which can be sold in such offering within a price range reasonably acceptable to the Company, the Company will include in such registration (i) first, the securities the Company proposes to sell and (ii) second, all other securities requested to be included in such registration, pro rata among the respective holders thereof on the basis of the number of securities owned by each such holder; provided further, that if a Piggyback Registration is an underwritten secondary registration on behalf of holders of securities of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering within a price range reasonably acceptable to such holders, the Company will include in such registration the securities requested to be included in such registration, pro rata among the respective holders thereof on the basis of the number of securities owned by each such holder. The Company will pay all of the expenses of any such Piggyback Registration, including the fees and expenses of a single counsel retained by the selling stockholders; however, each selling stockholder will be responsible for the underwriting discounts and commissions and transfer taxes in connection with shares sold by such stockholder. Each selling stockholder and the underwriters through whom shares are sold on behalf of a selling stockholder will be entitled to customary indemnification from the Company and MGM Studios, in the case of the selling stockholders, and the Company, in the case of the underwriters against certain liabilities, including liabilities under the Securities Act.

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

  Certain Holdback Agreements. Each of Seven, Tracinda and the Executives has agreed, if requested in writing by the Company or any managing underwriters of registration effected in accordance with the proceeding described in the preceding three paragraphs, not to effect any public sale or distribution (including sales pursuant to Rule 144) of shares of equity securities of the Company, or any securities convertible into or exchangeable or exercisable for equity securities, during the period reasonably requested by the managing underwriters, not to exceed the period commencing with the date seven days prior to and ending with the date 90 days, or such longer period, not to exceed 180 days, as the managing underwriters shall request, after the effective date of any underwritten registration by the Company of its securities (except as part of such underwritten registration). The Company has agreed to a similar restriction, if requested by the managing underwriters of any such underwritten registration (except as part of such underwritten registration or pursuant to registrations on Form S-4 or Form S-8 or any successor forms), and to use its best efforts to cause certain holders of its capital stock (other than in a registered public offering), to so agree.

  Form S-8. The Company will, within six months following the closing date of the Offering and the Tracinda Purchase, cause to become effective a registration statement on Form S-8 with the Commission with respect to shares of capital stock of the Company subject to options granted to the Executives pursuant to the 1996 Incentive Plan.

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

                            FINANCING ARRANGEMENTS

  The following is a summary of the material terms of the Amended Credit Facility, and is qualified in its entirety by reference to the definitive agreements and instruments governing such indebtedness, copies of which have been filed as exhibits to the Registration Statement.

  General. In October 1997 MGM Studios and Orion (collectively, the "Borrowers") entered into the Amended Credit Facility with Morgan, as Administrative Agent (the "Agent") and a syndicate of banks (the "Banks") arranged by J.P. Morgan Securities Inc. and BancAmerica Securities, Inc., which provides for borrowings up to $1.3 billion in aggregate principal amount. The credit facilities provided in the Amended Credit Facility consist of a seven and one-half year amortizing term loan in the amount of $400 million (the "Tranche A Facility"), an eight and one-half year term loan in the amount of $300 million (the "Tranche B Facility") and a six-year revolving loan in the maximum amount of $400 million (the "Revolving Credit Facility"). The Revolving Credit Facility will be increased to $600 million upon receipt by the Company of gross proceeds of at least $250 million from the issuance and sale of Common Stock, including in connection with the Offering and the Tracinda Purchase. Amounts available under the Revolving Credit Facility may be utilized for general corporate purposes.

  The Borrowers have the option to borrow an additional $200 million term loan in the future (the "Tranche C Facility"), with the consent of lenders holding at least 66 2/3 percent of the aggregate loans and commitments and subject to syndication thereof. The Tranche C Facility would be required to have a final maturity no earlier than the final maturity of the Tranche B Facility and no substantial amortization prior to that date.

  Amortization. The Tranche A Facility will require no substantial amortization until 2001, and thereafter will fully amortize by final maturity. The Tranche B Facility requires no substantial amortization prior to the final maturity thereof. The borrowing availability under the Revolving Credit Facility is not scheduled to be reduced prior to final maturity.

  Prepayment. The term loans are required to be prepaid (and, if the term loans are prepaid in full, the Revolving Credit Facility is required to be reduced) out of (i) the net proceeds of incurrence of additional indebtedness by the Company or any of its subsidiaries, with certain exceptions, (ii) the net proceeds of certain asset sales (including certain license agreements with respect to motion picture and television product) and of casualty insurance proceeds and condemnation awards, subject to certain exceptions, and (iii) 75 percent of excess cash flow (as defined in the Amended Credit Facility) in each fiscal year (or 50 percent for any year in which the Borrowers' leverage ratio is below a specified level on the last day of the year), in any case subject to certain exceptions, including an exception for the first
$50 million of cumulative excess cash flow.

  Guarantees and Security. All of the Borrowers' domestic material subsidiaries have guaranteed the Borrowers' obligations under the Amended Credit Facility. The Borrowers' obligations under the Amended Credit Facility, and their respective subsidiaries' obligations under their respective guarantees, are secured by security interests and liens granted to the Agent in substantially all of the assets of the Borrowers and their respective subsidiaries, including copyrights, distribution rights, license, royalty and other contract rights with respect thereto, trademarks and other intellectual property, securities and receivables, except to the extent that granting such a security interest or lien would constitute a breach of or default under a contract by which such property interest arises.

  Interest Rates. Interest is payable quarterly in arrears on all borrowings under the Amended Credit Facility at a variable rate equal to either (i) the sum of 1.50 percent (1.75 percent for the Tranche B Facility) plus the rate established by the Agent from time to time as its base rate or (ii) the sum of
2.50 percent (2.75 percent for the Tranche B Facility) plus LIBOR. Interest that accrues at the LIBOR-based rate will be payable at the end of each interest period for interest periods of three months or less and quarterly in arrears for interest periods of six months. The interest rate margins over the base rate and LIBOR will be decreased by 0.25 percent upon consummation of the Offering, and are subject to further adjustment from time to time based on the Borrowers' performance under certain financial tests and ratios.

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

  If at any time an event of default, as defined in the Amended Credit Facility, occurs, interest will accrue on the principal amount of all outstanding obligations under the Amended Credit Facility at an annual rate that is two percent greater than the rate that would otherwise be in effect, for so long as such event of default continues.

  Covenants. The Amended Credit Facility contains customary covenants which, among other things, (i) require the Borrowers to satisfy certain financial tests and ratios (including a minimum net worth requirement, maximum leverage (measured both by reference to the Borrowers' combined earnings before interest, taxes, depreciation and amortization and to cash flow from the Library), an interest coverage ratio and maximum annual capital expenditures) and (ii) impose certain limitations on (a) the incurrence of additional indebtedness by the Company or the Borrowers, (b) the creation or incurrence of liens, (c) the making of investments, (d) mergers and acquisitions and sales or other dispositions of assets (including certain licensing agreements), (e) transactions with affiliates and (f) the incurrence of lease obligations. The Amended Credit Facility also requires the Borrowers to enter into certain interest rate hedging arrangements, and requires them to release a minimum number of new films each year.

  The Amended Credit Facility also generally prohibits the Borrowers from making any dividend payment or other distribution with respect to, or redeeming or acquiring, any capital stock of the Borrowers.

  These covenants will continue in effect so long as any of the funding commitments under the Amended Credit Facility are in effect and until all loans under the Amended Credit Facility and interest thereon and other amounts payable by the Borrowers under the Amended Credit Facility are paid in full. As of the date hereof, the Borrowers were in compliance with these covenants in all material respects.

  Events of Default. The Amended Credit Facility enumerates several occurrences that constitute events of default thereunder, including: (i) the failure to pay any principal, interest or other amounts due under the Amended Credit Facility when due, subject in some cases to a period of grace; (ii) the failure to maintain financial covenants or to comply with other restrictive covenants; (iii) the failure to comply with any other provision of the Amended Credit Facility or related documents, subject in some cases to a period of grace; (iv) the occurrence of certain events of bankruptcy or insolvency with respect to the Company or a material subsidiary; (v) a default in certain other obligations of the Company or its subsidiaries; and (vi) the breach of any representation or warranty made by the Company.

  Additionally, the occurrence of a "change in control" constitutes an event of default. A change of control occurs if Tracinda and Seven collectively do not maintain voting and economic control over at least 35 percent of each class of capital stock of the Company, any person or group of persons obtains voting or economic control over a greater percentage of any class of the outstanding capital stock of the Company than Tracinda and Seven, collectively, or if the directors nominated by Tracinda, Seven or Mr. Mancuso pursuant to the Investors Shareholder Agreement (or appointed by such directors to fill vacancies) no longer constitute a majority of the Company's Board of Directors.

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

                             CERTAIN TRANSACTIONS

  The Company believes the transactions described below that were entered into by the Company and its subsidiaries were beneficial to the respective companies, and were no less favorable to the respective companies than could have been obtained from unaffiliated third parties pursuant to arms-length negotiations.

CERTAIN MATTERS RELATING TO THE MGM ACQUISITION

 The First Private Placement

  In October 1996 the Company acquired all of the outstanding capital stock of MGM Studios and its subsidiaries from CDR for an aggregate consideration of $1.3 billion. In order to finance such purchase, the Company sold capital stock to Tracinda and Seven as described below. (The remainder of the purchase price was financed by borrowings under the Original MGM Credit Facility.) Pursuant to an investment agreement dated July 11, 1996 among Seven, Tracinda and the Company, Tracinda purchased 8,333,400 shares of the Common Stock and 450,000 shares of the Series A Preferred Stock (which will be converted into 18,750,150 shares of the Common Stock immediately prior to the completion of the Offering pursuant to the Series A Preferred Stock Conversion and the Stock Split) and Seven purchased 8,333,400 shares of the Common Stock and 50,000 shares of the Series A Preferred Stock (which will be converted into 2,083,350 shares of the Common Stock immediately prior to the completion of the Offering pursuant to the Series A Preferred Stock Conversion and the Stock Split), for a purchase price (after giving effect to the Series A Preferred Stock Conversion and Stock Split) of $24.00 per share (which is $4.00 more than the per share price to public set forth on the cover page hereof) and an aggregate purchase price of $900 million. The Series A Preferred Stock will be converted into shares of the Common Stock pursuant to the Series A Preferred Stock Conversion.

 Consideration Paid by the Company to Directors, Named Executive Officers and Current Stockholders

  In consideration of financial advisory services provided to the Company in connection with the MGM Acquisition, the Company entered into Stock Option Agreements dated October 10, 1996 with Tracinda and Celsus, an entity wholly-owned by Michael R. Gleason, pursuant to which each of Tracinda and Celsus was granted an option by the Company to purchase 156,251 shares of the Common Stock, at a price per share of $6.41 (which is $13.59 less than the per share price to public set forth on the cover page hereof). The options became exercisable on October 10, 1997 and expire on October 10, 2002. The Company also paid each of Tracinda and Celsus $4,750,000 as additional consideration for such services and for certain out-of-pocket and other expenses incurred by Tracinda and Celsus in connection with the MGM Acquisition.

  In order to induce certain employees to waive certain rights under their then-existing employment agreements (relating to the change in control) and to induce certain of such employees to enter into new employment agreements, the Company made payments in cash and in-kind in the form of capital stock (valued at $24.00 per share) to such persons. The aggregate amount of such cash payments to the directors of the Company and the Named Executive Officers was $1,885,371. (The foregoing amount does not include an aggregate amount of $15,669,183 in CL Payments paid by CL to such persons. See "Management-- Executive Compensation--CL Payments.") The aggregate number of shares of the Common Stock so granted to directors of the Company or the Named Executive Officers was 118,335. The new employment agreements referenced above contain certain provisions regarding termination payments. See "Management--Executive Compensation," "--Employment Agreements" and "Ownership of Voting Securities."

  In addition to the foregoing, the Company paid fees and expenses in connection with the MGM Acquisition (and the Original MGM Credit Facility) to unrelated third parties totaling $48.6 million, including investment banking fees of $18.0 million, financing fees of $25.7 million and legal fees of $3.9 million.

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

THE SECOND PRIVATE PLACEMENT

  Pursuant to an investment agreement dated May 2, 1997 among Seven, Tracinda and the Company, and in connection with the Orion Acquisition, Tracinda purchased 13,375,107 shares of the Common Stock and Seven purchased 1,625,013 shares of the Common Stock, for a purchase price of $24.00 per share and an aggregate purchase price of $360 million.

CAPITAL CALL AGREEMENT

  Pursuant to an agreement dated as of October 10, 1996 among Seven, Tracinda, the Company, MGM Studios and the agent for the lending banks under the Original MGM Credit Facility (the "Capital Call Agreement"), Tracinda and Seven agreed to provide an aggregate of up to $60 million of equity to the Company upon the occurrence of certain events. The Capital Call Agreement and the obligations of Tracinda and Seven thereunder will terminate upon completion of the Offering and the Tracinda Purchase.

SALES OF UNREGISTERED SECURITIES TO MR. MANCUSO

  Pursuant to Mr. Mancuso's employment agreement, Mr. Mancuso receives a monthly payment of $250,000, out of the after tax proceeds of which he is required to purchase shares of the Common Stock at a price of $24.00 per share until December 31, 1997 and, thereafter, at the fair market value of such shares. As of the date of this Prospectus, Mr. Mancuso had purchased 69,000 shares of the Common Stock for aggregate consideration of $1,656,000. See "Management--Employment Agreements--Frank G. Mancuso." The Company believes that the issuance of such shares to Mr. Mancuso was exempt from registration under Section 4(2) of the Securities Act.

INVESTORS SHAREHOLDER AGREEMENT AND SHAREHOLDERS AGREEMENT

  Seven, Tracinda, Mr. Mancuso, the Company and MGM Studios are parties to the Investors Shareholder Agreement and the Shareholders Agreement, each of which contains certain provisions relating to the corporate governance of the Company and provide for certain rights relating to the shares of the Common Stock, including registration rights and transfer restrictions. See "Ownership of Voting Securities--Investors Shareholder Agreement" and "--Shareholders Agreement."

TRACINDA PURCHASE

  Concurrently with the consummation of the Offering, Tracinda and the Company will consummate the Tracinda Purchase, pursuant to which Tracinda will purchase directly from the Company, at a purchase price of $18.85 per share (equal to the per share price to public, less the underwriting discount), 3,978,780 shares of the Common Stock, for an aggregate purchase price of $75 million.

OTHER TRANSACTIONS WITH TRACINDA AND ITS AFFILIATES

  In 1980 Old MGM granted to Grand Hotel an exclusive open-ended royalty-free license to use certain trademarks and tradenames that include the letters "MGM," as well as logos consisting of a stylized depiction of a lion in its hotel/gaming business and other businesses that are not entertainment-related. In 1986 MGM/UA granted Grand Air an exclusive open-ended royalty-free license to use one of its logos consisting of a stylized depiction of a lion in Grand Air's airline business. The Company did not receive any compensation for this license. See "Business--Trademarks and Consumer Products." Tracinda owns a majority of the outstanding common stock of Grand Hotel, and Grand Air was a subsidiary of Grand Hotel. Additionally, the Company and affiliates of Tracinda occasionally conduct cross-promotional campaigns, in which the Company's motion pictures and the affiliates' hotels are promoted together; however, the Company believes that the amounts involved are immaterial.

  Home Entertainment has granted to Grand Hotel, or certain of its affiliates, limited short-term, nonexclusive licenses to key art, still photographs of artwork and one minute film clips from certain MGM Pictures and UA Pictures releases for use in an "in-room" only publication for the MGM Grand Hotel/Casino in Las Vegas, a clip reel program for the benefit of Make-a-Wish foundation and promoting the sale of videocassettes containing such releases at the MGM Grand Hotel/Casino in Las Vegas. The Company did not receive any compensation for these licenses.

  The Company sells to Grand Hotel, and certain of its affiliates, on a wholesale basis merchandise such as baseball caps, clothing, keychains and watches bearing the Company's trademarks and logos for resale to consumers in retail shops located within Grand Hotel's hotels. Grand Hotel currently is the Company's largest wholesale customer of the Company's merchandise and, consequently, receives customary volume discounts from the Company.

  In 1997 MGM Studios and Grand Hotel entered into a site location agreement with respect to production of a pilot episode of a television series being developed by MGM Studios. Grand Hotel was not compensated for the use of the site, but was compensated, on customary terms, for services provided by Grand Hotel.

  From time to time, the Company uses aircraft owned by Tracinda for use in the Company's business. The Company believes that the terms of such arrangements are no less favorable to the Company than those that could be obtained from unrelated parties. From October 10, 1996 to June 30, 1997, the aggregate of the payments made to Tracinda for the use of such aircraft was approximately $10,000.

  In January 1997 MGM Studios entered into an agreement with Tracinda and certain former directors of MGM/UA (including Kirk Kerkorian) (the "Insurance Allocation Agreement") to allocate the proceeds of directors and officers liability insurance policies relating to litigation filed prior to 1991 against MGM/UA, Tracinda and such former directors. The Insurance Allocation Agreement provides for the proceeds of such policies (and certain legal fees incurred to obtain such proceeds) to be allocated 65 percent to MGM Studios and 35 percent to Tracinda (on behalf of such former directors). The Company believes that the terms of the Insurance Allocation Agreement were fair and equitable to the respective parties and were the result of arm's-length negotiations between MGM Studios and Tracinda (on behalf of such former directors). The total proceeds of such policies aggregated $8 million as of September 30, 1997, of which $5.2 million was allocated to MGM Studios.

OTHER TRANSACTIONS WITH SEVEN AND ITS AFFILIATES

  In 1995 the Company licensed to a subsidiary of Seven the right to distribute certain motion picture and television product in the Australian free television market. This agreement was amended on September 9, 1997. The product licensed includes certain Library pictures and theatrical motion pictures and television series, miniseries and made-for-television movies produced or distributed by the Company during the term of the agreement. The license fees for the Library product are at a rate which the Company believes is arm's-length. The term of the output portion of the agreement is 20 years, subject to reduction to 10 years if there is a change of control of Seven or Seven no longer beneficially owns shares of the Common Stock having a value of at least $185 million. The license fees for output product television series, television movies and television mini-series are on a "most favored nations" basis with prices paid by the Seven subsidiary for comparable programming. During the period from October 11, 1996 to December 31, 1996 and for the six months ended June 30, 1997, the Company recognized revenues of $1,055,000 and $2,395,000, respectively, under this agreement.

  In 1994, in connection with the formation of MovieVision, a joint venture in which the Company and a subsidiary of Seven have non-controlling interests, the Company licensed to the joint venture certain of its current theatrical and television motion pictures, as well as a number of Library pictures, for distribution on Australian pay and basic cable television. The agreement expires on June 30, 2000, with all motion pictures covered by the agreement reverting to the Company within one year after that date, but both the Company and MovieVision have the right to extend the license for a further five years. The Company receives a license fee for each picture that is based on the number of MovieVision's subscribers. The Company believes that the terms of the agreement are no less favorable to the Company than those contained in its licenses with unaffiliated licensees. See "Business--Pay and Free Television."

  Seven has agreed to reimburse the Company for losses that the Company may incur in connection with the distribution of Joey, an Australian film with respect to which the Company has acquired distribution rights from an unrelated third party.

OTHER

  The Company has an exclusive producer overhead arrangement with Frank Mancuso, Jr., the son of Mr. Mancuso, which expires on July 31, 2002. Mr. Mancuso, Jr. receives $400,000 each year, subject to five to ten percent annual increases, for overhead expenses, as well as a development fund and a production fund to pay for the costs of developing and producing projects. Mr. Mancuso, Jr. must submit all projects that he wishes to produce or develop to the Company. Mr. Mancuso, Jr. receives a producing fee, as well as certain participations and royalties, for each picture that is produced under the arrangement. From January 1, 1996 to July 31, 1997 these fees, participations and royalties (for movies produced by Mr. Mancuso, Jr. such as Species, Fled and Hoodlum) have totalled approximately $2.2 million. The Company has the right to acquire the domestic or worldwide rights to each picture produced under the arrangement and controls all remake, sequel and television rights.

  In connection with the commencement of Mr. Corrigan's employment with the Company, the Company entered into a loan agreement dated July 30, 1997 with Mr. Corrigan pursuant to which the Company made an unsecured and interest-free loan to Mr. Corrigan in the principal amount of $91,000 in order to assist
Mr. Corrigan in the purchase of a residence in the Los Angeles area. Mr. Corrigan has repaid all amounts borrowed under this loan agreement.

                        SHARES ELIGIBLE FOR FUTURE SALE

  As of the date of this Prospectus there were outstanding 52,719,421 shares of Common Stock. Upon completion of the Offering and the Tracinda Purchase, the Company will have approximately 65,698,201 of the Common Stock outstanding. The 9,000,000 shares sold in the Offering will be freely tradable without restriction under the Securities Act, except for any such shares held at any time by an "affiliate" of the Company, as such term is defined under Rule 144 promulgated under the Securities Act.

  All of the shares of the Common Stock outstanding prior the consummation of the Offering (52,719,421 as of the date of this Prospectus) were issued, and the 3,978,780 shares to be issued in the Tracinda Purchase will be issued, in private transactions and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. In general, under Rule 144, as currently in effect, a person who has beneficially owned shares for at least one year, including an "affiliate," as that term is defined in Rule 144, is entitled to sell, within any three-month period, a number of "restricted" shares that does not exceed the greater of one percent of the then outstanding shares of the Common Stock (approximately 657,000 shares immediately after the Offering) and the average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner of sale limitations, notice requirements and the availability of current public information about the Company. Rule 144(k) provides that a person who is not deemed an "affiliate" and who has beneficially owned shares for at least two years is entitled to sell such shares at any time under Rule 144 without regard to the limitations described above.

  The Company has granted outstanding employee stock options to purchase an aggregate of 7,696,952 shares of the Common Stock as of the date of this Prospectus. The shares issuable upon the exercise of such options will be "restricted" shares for Rule 144 purposes until such time as the Company registers such shares under the Securities Act. The Company has undertaken to register the shares of the Common Stock issuable upon exercise of employee stock options within six months following completion of the Offering. See "Management--Incentive and Bonus Plans--1996 Incentive Plan" and "Ownership of Voting Securities--Shareholders Agreement--Form S-8." The Company also has outstanding options to purchase an aggregate of 312,502 shares of the Common Stock, which options are held by Tracinda and Celsus. See "Certain Transactions--Stock Option Grants and Reimbursement of Fees to Tracinda and Celsus in Connection with the MGM Acquisition."

  The parties to the Shareholders Agreement, who in the aggregate held all of the outstanding shares of Common Stock as of the date of this Prospectus, have been granted certain registration rights with respect to shares of the Common Stock in connection with this Offering by the Company and in connection with certain future public offerings effected by the Company, Seven, Tracinda and each of the Executives have waived their registration rights with respect to the Offering. See "Ownership of Voting Securities--Shareholders Agreement."

  The Company, Tracinda, Seven and each of the Executives have agreed with the Underwriters not to sell or otherwise dispose of any shares of the Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of Merrill Lynch.

  The Company is unable to estimate the number of shares that may be sold in the future by the existing stockholders or the effect, if any, that sales of shares by such stockholders will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of the Common Stock by such stockholders could adversely affect prevailing market prices. See "Risk Factors--Shares Eligible for Future Sale."

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement (the "U.S. Purchase Agreement"), the Company has agreed to sell to each of the Underwriters named below (the "U.S. Underwriters"), and each of the U.S. Underwriters, for whom Merrill Lynch, J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc. and Furman Selz LLC are acting as representatives (the "U.S. Representatives"), severally has agreed to purchase, the number of shares of the Common Stock set forth opposite its name below.

                                                                       NUMBER OF
       UNDERWRITERS                                                     SHARES
       ------------                                                    ---------
   Merrill Lynch, Pierce, Fenner & Smith
   Incorporated....................................................... 1,212,500
   J.P. Morgan Securities Inc. ....................................... 1,212,500
   Bear, Stearns & Co. Inc. .......................................... 1,212,500
   Furman Selz LLC.................................................... 1,212,500
   BancAmerica Robertson Stephens.....................................   100,000
   BT Alex. Brown Incorporated........................................   100,000
   CIBC Oppenheimer Corp. ............................................   100,000
   Cowen & Company....................................................   100,000
   Donaldson, Lufkin & Jenrette Securities Corporation................   100,000
   A.G. Edwards & Sons, Inc. .........................................   100,000
   Goldman, Sachs & Co. ..............................................   100,000
   Lazard Freres & Co. LLC............................................   100,000
   Lehman Brothers Inc. ..............................................   100,000
   Morgan Stanley & Co. Incorporated..................................   100,000
   NationsBanc Montgomery Securities, Inc. ...........................   100,000
   PaineWebber Incorporated...........................................   100,000
   SBC Warburg Dillon Read Inc. ......................................   100,000
   Schroder & Co. Inc. ...............................................   100,000
   Smith Barney Inc. .................................................   100,000
   UBS Securities LLC.................................................   100,000
   Wasserstein Perella Securities, Inc. ..............................   100,000
   Arnhold and S. Bleichroeder, Inc. .................................    50,000
   Crowell, Weedon & Co. .............................................    50,000
   Gerard Klauer Mattison & Co., Inc. ................................    50,000
   Janney Montgomery Scott Inc. ......................................    50,000
   Edward D. Jones & Co., L.P. .......................................    50,000
   Legg Mason Wood Walker, Incorporated...............................    50,000
   Neuberger & Berman, LLC............................................    50,000
   Rauscher Pierce Refsnes, Inc. .....................................    50,000
   The Seidler Companies Incorporated.................................    50,000
   SoundView Financial Group, Inc. ...................................    50,000
   Utendahl Capital Partners, L.P. ...................................    50,000
   Wedbush Morgan Securities..........................................    50,000
   Wheat, First Securities, Inc. .....................................    50,000
                                                                       ---------
        Total......................................................... 7,200,000
                                                                       =========

  The Company has also entered into a purchase agreement (the "International Purchase Agreement" and, together with the U.S. Purchase Agreement, the "Purchase Agreements") with certain Underwriters outside the United States and Canada (the "International Underwriters"), for whom Merrill Lynch
International, J.P. Morgan Securities Ltd., Bear, Stearns International Limited and Furman Selz LLC are acting as representatives (the "International Representatives" and, together with the U.S. Representatives, the

"Representatives"). Subject to the terms and conditions set forth in the International Purchase Agreement, the Company has agreed to sell to the International Underwriters, and the International Underwriters have severally agreed to purchase from the Company, an aggregate of 1,800,000 shares of the Common Stock.

  In each Purchase Agreement, the Underwriters named therein have agreed, subject to the terms and conditions set forth in such Purchase Agreement, to purchase all of the shares of the Common Stock being sold pursuant to such Purchase Agreement if any of the shares of the Common Stock being sold pursuant to such Purchase Agreement are purchased. Under certain circumstances under the Purchase Agreements, the purchase commitments of non-defaulting Underwriters may be increased. Each Purchase Agreement provides that the Company is not obligated to sell, and the Underwriters named therein are not obligated to purchase, the shares of the Common Stock under the terms of such Purchase Agreement unless all of the shares of the Common Stock to be sold pursuant to such Purchase Agreement are contemporaneously sold. The sale of shares of the Common Stock to the U.S. Underwriters and the sale of shares of the Common Stock to the International Underwriters are conditioned on each other.

  The U.S. Representatives have advised the Company that the U.S. Underwriters propose to offer the shares of the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $.67 per share of the Common Stock, and that the U.S. Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share of the Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Company has granted options to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 864,000 additional shares of the Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise these options only to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the U.S. Underwriters exercise these options, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of the Common Stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The Company has also granted options to the International Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 216,000 additional shares of the Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

  The initial public offering price per share of the Common Stock and the underwriting discount per share of Common Stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

  The Company has been informed that the Underwriters have entered into an agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Underwriters are permitted to sell shares of the Common Stock to each other.

  Each of the Company, Tracinda, Seven and each of the Executives has agreed not to sell, offer to sell, grant any options for the sale of, or otherwise dispose of, any shares of the Common Stock or securities convertible into or exchangeable or exercisable for the Common Stock (other than, in the case of the Company, sales pursuant to the exercise of the outstanding options) for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch, subject to certain limited exceptions included in the Purchase Agreements.

  The Company has been informed that, under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of the Common Stock will not offer to sell or resell shares of the Common Stock to persons who are non-U.S. or non-Canadian persons, or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Underwriters and any bank, broker, or dealer to whom they sell shares of the Common Stock will not offer to sell or resell shares of the Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. persons or to Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement which, among other things, permits the

Underwriters to purchase from each other and to offer to resell such number of shares of the Common Stock as the selling Underwriter or Underwriters and the purchasing Underwriter or Underwriters may agree.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  The Common Stock has been approved for listing (subject to official notice of issuance) on the NYSE under the symbol "MGM." In order to meet requirements for listing on the NYSE, the Underwriters have undertaken to sell lots of 100 or more shares of the Common Stock to a minimum of 2,000 beneficial holders.

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more shares of the Common Stock than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing shares of the Common Stock in the open market.

  The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of the Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

  In general, purchases of shares of the Common Stock for the purpose of stabilization or to reduce a short position could cause the price of the Common Stock to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the Common Stock to the extent that it were to discourage resales of the Common Stock.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The Underwriters have reserved for sale, at the initial public offering price, shares of the Common Stock for certain employees, directors, vendors and affiliates of the Company who have expressed an interest in purchasing such shares of Common Stock. Such employees, directors and other persons are expected to purchase, in the aggregate, not more than 5% of the Common Stock offered in the Offering. The number of shares available for sale to the general public in the Offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered to the general public on the same basis as the other shares offered hereby.

  Net proceeds of the Offering will be used to reduce indebtedness under the Amended Credit Facility. An affiliate of J.P. Morgan Securities Inc. serves as an agent for a syndicate of lenders and as a lender under the Company's Amended Credit Facility. Therefore, J.P. Morgan Securities Inc. may be deemed to have an affiliate receiving more than 10 percent of the net proceeds of the Offering. In such circumstances, Rule 2710 of the National Association of Securities Dealers, Inc. ("NASD") requires that initial public offering price be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In addition, Culmen Group, L.P. (an NASD member and a member of the selling group) may be deemed to be an affiliate of the Company under NASD Rule 2720, which provides that, among other things, the initial public offering price must be recommended by a qualified independent underwriter when an NASD member participates in the underwriting of an affiliate's equity securities. Merrill Lynch has served in such role and has recommended a price in compliance with the requirement of NASD Rule 2720. In connection with the Offering, Merrill Lynch, in its role as qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of the Prospectus and the Registration Statement of which this Prospectus forms a part. In addition, the Underwriters may not confirm sales to any discretionary account without the prior written approval of the customer.

  Prior to the Offering, there has been no public market for the shares of the Common Stock. The initial public offering price of the Common Stock has been determined through negotiations between the Company and the Representatives. Among the factors considered in such negotiations, in addition to prevailing market conditions, were the current market valuations of publicly traded companies that the Company and Representatives believe to be reasonably comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which the Company will compete, an assessment of the Company's management, the past and present operations of the Company, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

  The U.S. Underwriters and the International Underwriters have informed the Company that they do not intend to confirm sales of the shares of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.

  Furman Selz LLC and certain affiliates of J.P. Morgan Securities Inc. and Merrill Lynch have been engaged from time to time (including, in the case of J.P. Morgan Securities Inc., at the present time), and may in the future be engaged, to perform banking, advisory-related and/or other services to the Company and its affiliates in the ordinary course of business. In connection with rendering such services, such Underwriters receive customary compensation, including reimbursement of related expenses.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of the Common Stock offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Certain matters in connection with the offering will be passed upon for the Underwriters by O'Melveny & Myers LLP, Los Angeles, California, which represents the Company with respect to unrelated matters, and may continue to do so in the future.

                                    EXPERTS

  The Audited Consolidated Financial Statements of the Company for the period from October 11 to December 31, 1996 and the Consolidated Financial Statements of MGM Studios for the period from January 1 to October 10, 1996 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The Consolidated Financial Statements of MGM Studios for the years ended December 31, 1994 and 1995 were audited by Price Waterhouse LLP, independent public accountants, as stated in their report appearing herein. The Consolidated Financial Statements of MGM for the years ended December 31, 1992 and 1993 were audited by KPMG Peat Marwick LLP, independent auditors. The consolidated financial statements of Orion Pictures Corporation and subsidiaries as of December 31, 1996 and for the year then ended have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement (of which this Prospectus is a part) on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. The Registration Statement, including the exhibits and schedules thereto, as well as reports, proxy and information statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at its principal office located at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, the New York Regional Office located at 75 Park Place, New York, New York 10007, and the Chicago Regional Office located at Northwest Atrium Center, 500 West Madison Street, Room 1204, Chicago, Illinois 60661-2511, and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Electronics filings made by the Company through the Commission's Electronic Data Gathering, Analysis and Retrieval System are publicly available through the Commission's World Wide Web site (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Upon listing on the NYSE, reports and other information concerning the Company can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
METRO-GOLDWYN-MAYER INC.
SUCCESSOR CONSOLIDATED FINANCIAL STATEMENTS:
  Report of Independent Public Accountants................................  F-2
  Consolidated Balance Sheets as of December 31, 1996 and June 30, 1997
   (Unaudited)............................................................  F-3
  Consolidated Statements of Operations for the Period From October 11,
   1996 to December 31, 1996 and for the Six Months Ended June 30, 1997
   and 1996 (Unaudited)...................................................  F-4
  Consolidated Statements of Stockholders' Equity for the Period From
   October 11, 1996 to December 31, 1996 and for the Six Months Ended June
   30, 1997 (Unaudited)...................................................  F-5
  Consolidated Statements of Cash Flows for the Period From October 11,
   1996 to December 31, 1996 and for the Six Months Ended June 30, 1997
   and 1996 (Unaudited)...................................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
METRO-GOLDWYN-MAYER STUDIOS INC.
PREDECESSOR CONSOLIDATED FINANCIAL STATEMENTS:
  Report of Independent Public Accountants................................ F-23
  Report of Independent Public Accountants................................ F-24
  Consolidated Balance Sheets as of October 10, 1996 and December 31,
   1995................................................................... F-25
  Consolidated Statements of Operations for the Period From January 1,
   1996 to October 10, 1996 and for the Years Ended December 31, 1995 and
   1994................................................................... F-26
  Consolidated Statements of Stockholder's Equity for the Period From
   January 1, 1996 to October 10, 1996 and for the Years Ended December
   31, 1995 and 1994...................................................... F-27
  Consolidated Statements of Cash Flows for the Period From January 1,
   1996 to October 10, 1996 and for the Years Ended December 31, 1995 and
   1994................................................................... F-28
  Notes to Consolidated Financial Statements.............................. F-29
ORION PICTURES CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS:
  Report of Independent Public Accountants................................ F-41
  Consolidated Balance Sheets as of December 31, 1996 and June 30, 1997
   (Unaudited)............................................................ F-42
  Consolidated Statements of Operations for the Year Ended December 31,
   1996 and the Six Months Ended June 30, 1997 and 1996 (Unaudited)....... F-43
  Consolidated Statements of Shareholder's Equity (Capital Deficiency) for
   the Year Ended December 31, 1996 and for the Six Months Ended June 30,
   1997 (Unaudited)....................................................... F-44
  Consolidated Statements of Cash Flow for the Year Ended December 31,
   1996 and for the Six Months Ended June 30, 1997 and 1996 (Unaudited)... F-45
  Notes to Consolidated Financial Statements.............................. F-46

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Metro-Goldwyn-Mayer Inc.:

  We have audited the accompanying consolidated balance sheet of Metro-Goldwyn-Mayer Inc. (formerly known as P&F Acquisition Corp.) (a Delaware corporation) and subsidiaries as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from October 11, 1996 (date of commencement of principal operations) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metro-Goldwyn-Mayer Inc. and subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the period from October 11, 1996 (date of commencement of principal operations) to December 31, 1996 in conformity with generally accepted accounting principles.

                                                          Arthur Andersen LLP

Los Angeles, California
February 25, 1997 (except with
regard to the matters discussed
in Note 15, as to which the date
is November 7, 1997)

                            METRO-GOLDWYN-MAYER INC.

                          CONSOLIDATED BALANCE SHEETS
                       (In Thousands, Except Share Data)

                                                        DECEMBER 31,  JUNE 30,
                                                            1996        1997
                                                        ------------ -----------
                                                                     (UNAUDITED)
                        ASSETS
                        ------
Cash and cash equivalents.............................   $   16,381  $   20,255
Accounts and contracts receivable (net of allowance
 for doubtful accounts of $11,728 and $11,730,
 respectively)........................................      271,106     150,920
Film and television costs, net........................    1,099,201   1,263,073
Investments and advances to affiliates................       16,107       7,858
Property and equipment, net...........................       27,347      29,411
Excess of cost over net assets of acquired businesses,
 net..................................................      302,741     298,920
Other assets..........................................       41,785      36,137
                                                         ----------  ----------
                                                         $1,774,668  $1,806,574
                                                         ==========  ==========
         LIABILITIES AND STOCKHOLDERS' EQUITY
         ------------------------------------
Liabilities:
  Bank and other debt.................................   $  444,427  $  566,258
  Accounts payable and accrued liabilities............       90,933      63,006
  Accrued participants' share.........................      173,094     150,035
  Income taxes payable................................       29,269      37,749
  Advances and deferred revenues......................      104,516      83,548
  Other liabilities...................................       29,307      29,270
                                                         ----------  ----------
    Total liabilities.................................      871,546     929,866
                                                         ----------  ----------
Commitments and contingencies
Stockholders' equity:
  Preferred Stock, $.01 par value, 25,000,000 shares
   authorized, 501,006 and 502,588 shares issued and
   outstanding........................................            5           5
  Common Stock, $.01 par value, 125,000,000 shares
   authorized, 16,700,342 and 16,753,050 shares issued
   and outstanding....................................          167         168
  Additional paid-in capital..........................      901,639     904,485
  Retained earnings (deficit).........................          166     (28,839)
  Cumulative translation adjustment...................        1,145         889
                                                         ----------  ----------
    Stockholders' equity..............................      903,122     876,708
                                                         ----------  ----------
                                                         $1,774,668  $1,806,574
                                                         ==========  ==========

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                            METRO-GOLDWYN-MAYER INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (In Thousands, Except Share Data)

                                 (SUCCESSOR)    (SUCCESSOR)      (PREDECESSOR)
                                OCTOBER 11 TO SIX MONTHS ENDED SIX MONTHS ENDED
                                DECEMBER 31,      JUNE 30,         JUNE 30,
                                    1996            1997             1996
                                ------------- ---------------- ----------------
                                                (UNAUDITED)      (UNAUDITED)
Revenues.......................  $  228,686      $  351,014       $ 595,132
Expenses:
  Film and television
   production and distribution.     195,076         317,912         607,908
  General and administrative
   expenses....................      18,319          35,140          29,597
  Goodwill amortization........       1,717           3,821           7,437
                                 ----------      ----------       ---------
    Total expenses.............     215,112         356,873         644,942
                                 ----------      ----------       ---------
Operating income (loss)........      13,574          (5,859)        (49,810)
Other income (expense):
  Interest expense, net of
   amounts capitalized.........      (9,875)        (20,599)        (45,086)
  Interest and other income,
   net.........................         813           1,388             874
                                 ----------      ----------       ---------
    Total other expense........      (9,062)        (19,211)        (44,212)
                                 ----------      ----------       ---------
Income (loss) from operations
 before provision for income
 taxes.........................       4,512         (25,070)        (94,022)
Income tax provision...........      (4,346)         (3,935)         (9,530)
                                 ----------      ----------       ---------
Net income (loss)..............  $      166      $  (29,005)      $(103,552)
                                 ==========      ==========       =========
Pro forma earnings (loss) per
 share.........................  $     0.00      $    (0.77)
                                 ==========      ==========
Pro forma weighted average
 number of common and common
 equivalent shares outstanding.  37,567,634      37,643,426
                                 ==========      ==========


  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                            METRO-GOLDWYN-MAYER INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (In Thousands, Except Share Data)

                            PREFERRED
                              STOCK       COMMON STOCK
                          ------------- ----------------
                          NUMBER                         ADDITIONAL           CUMULATIVE      TOTAL
                            OF     PAR  NUMBER OF   PAR   PAID-IN   RETAINED  TRANSLATION STOCKHOLDERS'
                          SHARES  VALUE   SHARES   VALUE  CAPITAL   EARNINGS  ADJUSTMENT     EQUITY
                          ------- ----- ---------- ----- ---------- --------  ----------- -------------
BEGINNING BALANCE.......      --  $ --         --  $ --   $    --   $    --     $  --       $    --
Issuance of Preferred
 and Common Stock.......  501,006    5  16,700,342  167    901,639       --        --        901,811
Foreign currency
 translation adjustment.      --    --         --    --        --        --      1,145         1,145
Net income..............      --    --         --    --        --        166       --            166
                          ------- ----  ---------- ----   --------  --------    ------      --------
BALANCE DECEMBER 31,
 1996...................  501,006    5  16,700,342  167    901,639       166     1,145       903,122
Issuance of Preferred
 and Common Stock.......    1,582   --      52,708    1      2,846       --        --          2,847
Foreign currency
 translation adjustment.      --    --         --    --        --        --       (256)         (256)
Net loss................      --    --         --    --        --    (29,005)      --        (29,005)
                          ------- ----  ---------- ----   --------  --------    ------      --------
BALANCE JUNE 30, 1997
 (UNAUDITED)............  502,588 $  5  16,753,050 $168   $904,485  $(28,839)   $  889      $876,708
                          ======= ====  ========== ====   ========  ========    ======      ========


  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                            METRO-GOLDWYN-MAYER INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In Thousands)

                                                       (SUCCESSOR) (PREDECESSOR)
                                          (SUCCESSOR)  SIX MONTHS   SIX MONTHS
                                         OCTOBER 11 TO    ENDED        ENDED
                                         DECEMBER 31,   JUNE 30,      JUNE 30,
                                             1996         1997         1996
                                         ------------- ----------- -------------
                                                       (UNAUDITED)  (UNAUDITED)
Operating activities:
  Net income (loss)....................   $       166   $ (29,005)   $(103,552)
  Adjustments to reconcile net income
   from operations to net cash
   provided by operating activities:
    Amortization of film and television
     costs and participants' share.....        83,508     155,938      403,085
    Depreciation and amortization of
     property and equipment............         1,418       3,230        2,871
    Amortization of goodwill and
     deferred financing costs..........         2,761       6,322       12,137
    Reduction in goodwill due to
     realization of tax benefits.......         1,206         --           --
    Losses (gains) on equity
     investments, net..................        (2,592)     13,838        3,485
    Decrease in accounts and contracts
     receivable and other assets.......        12,895     122,268       40,436
    Decrease in accounts payable,
     accrued and other liabilities,
     accrued participants' share and
     domestic and foreign taxes........       (31,542)    (92,631)      (2,995)
    Decrease in advances and deferred
     revenues..........................        (6,258)    (20,968)     (26,989)
    Foreign currency exchange (gain)
     loss..............................          (234)      1,064          333
                                          -----------   ---------    ---------
      Net cash provided by operating
       activities......................        61,328     160,056      328,811
                                          -----------   ---------    ---------
Investing activities:
  Acquisition of Metro-Goldwyn-Mayer
   Studios Inc.........................    (1,331,430)        --           --
  Additions to film costs, net.........       (55,814)   (269,722)    (272,613)
  Additions to property and equipment..        (2,079)     (5,294)      (5,291)
  Other investing activities...........        (1,538)     (5,588)         --
                                          -----------   ---------    ---------
      Net cash used in investing
       activities......................    (1,390,861)   (280,604)    (277,904)
                                          -----------   ---------    ---------
Financing activities:
  Proceeds from issuance of Preferred
   and Common Stock....................       901,811       2,847          --
  Proceeds from debt issuance..........       475,000         --           --
  Net bank advances (repayments).......       (31,417)    121,831      (50,829)
  Dividends paid to parent.............           --          --        (4,159)
                                          -----------   ---------    ---------
      Net cash provided by financing
       activities......................     1,345,394     124,678      (54,988)
                                          -----------   ---------    ---------
Net change in cash and cash equivalents
 from operating, investing and
 financing activities..................        15,861       4,130       (4,081)
Net increase (decrease) in cash due to
 foreign currency fluctuations.........           520        (256)        (538)
                                          -----------   ---------    ---------
Net change in cash and cash
 equivalents...........................        16,381       3,874       (4,619)
Cash and cash equivalents at beginning
 of period.............................           --       16,381       17,128
                                          -----------   ---------    ---------
Cash and cash equivalents at end of the
 period................................   $    16,381   $  20,255    $  12,509
                                          ===========   =========    =========

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                           METRO-GOLDWYN-MAYER INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997
                            AND 1996 ARE UNAUDITED)

NOTE 1--BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation. The accompanying consolidated financial statements include the accounts of Metro-Goldwyn-Mayer Inc. (formerly known as P&F Acquisition Corp.) ("MGM"), and Metro-Goldwyn-Mayer Studios Inc. and its majority owned subsidiaries ("MGM Studios") (collectively, the "Company"). MGM is a Delaware corporation formed on July 10, 1996 specifically to acquire MGM Studios. The acquisition of MGM Studios by MGM was completed on October 10, 1996 (see Notes 2 & 7), at which time MGM commenced principal operations. Prior to its acquisition by MGM, MGM Studios was wholly owned by MGM Group Holdings Corporation, an indirect wholly owned subsidiary of Consortium de Realisation ("CDR"). CDR is a wholly owned subsidiary of Credit Lyonnais S.A. and is controlled by the French State.

  As permitted by Statement of Financial Accounting Standards ("SFAS") No. 53, "Financial Reporting by Producers and Distributors of Motion Pictures", the Company has presented an unclassified consolidated balance sheet.

  Unaudited Information as of June 30, 1997 and 1996. The accompanying consolidated financial statements as of June 30, 1997 and 1996 reflect all adjustments which are, in the opinion of management, necessary for the fair presentation of the financial statements for such interim periods. Such adjustments consist only of normal recurring items. Interim results are not necessarily indicative of results for a full year.

  Business. The Company is engaged primarily in the development, production and worldwide distribution of theatrical motion pictures and television programs. The Company also distributes films produced or financed, in whole or in part, by third parties.

  Motion picture and television production and distribution is highly speculative and inherently risky. There can be no assurance of the economic success of such motion pictures and television programming since the revenues derived form the production and distribution (which do not necessarily bear a direct correlation to the production or distribution costs incurred) depend primarily upon its acceptance by the public, which cannot be predicted. The commercial success of a motion picture also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. The theatrical success of a motion picture is a very important factor in generating revenues from such motion picture in other media.

  The success of the Company's television programming also may be impacted by prevailing advertising rates, which are subject to fluctuation. Therefore, there is a substantial risk that some or all of the Company's motion picture and television projects will not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized.

  Principles of Consolidation. The consolidated financial statements include the accounts of MGM, MGM Studios and all of its majority-owned and controlled subsidiaries. The Company's investments in related companies which represent a 20% to 50% ownership interest over which the Company has significant influence but not control are accounted for using the equity method (see Note 4). All significant intercompany balances have been eliminated.

  Cash and Cash Equivalents. The Company considers all highly liquid debt instruments, purchased with an initial maturity of three months or less, to be cash equivalents. Included in other assets at June 30, 1997 and December 31, 1996 is approximately $8,648,000 and $11,357,000, respectively, of cash restricted by various

                           METRO-GOLDWYN-MAYER INC.

  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997
                            AND 1996 ARE UNAUDITED)

escrow agreements. The carrying value of the Company's cash equivalents approximated cost at each balance sheet date.

  Revenue Recognition. Revenues from theatrical distribution of feature films are recognized on the dates of exhibition. Revenues from direct home video distribution are recognized, net of an allowance for estimated returns, together with related costs, in the period in which the product is available for sale by the Company's customers. Revenues from television licensing, together with related costs, are recognized when the feature film or television program is available to the licensee for telecast. Long-term non-interest-bearing receivables arising from licensing agreements are discounted to present value.

  Accounting for Film and Television Costs. Except for purchase accounting adjustments, film costs include the costs of production, prints, pre-release and other advertising expected to benefit future periods and capitalized overhead and interest. These costs, as well as participations and talent residuals, are charged against earnings on an individual film basis in the ratio that the current year's gross film revenues bear to management's estimate of total remaining ultimate gross film revenues from all sources. The cost allocated to films revalued in purchase accounting is being amortized over their estimated economic lives not to exceed 20 years.

  Film costs are stated at the lower of cost or estimated net realizable value on an individual film basis. Revenue and cost forecasts are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and costs indicate that a feature film or television program will result in an ultimate loss, additional amortization is recognized to the extent required to produce a zero gross margin over the remaining life of the film or television program.

  Property and Equipment. Except for purchase accounting adjustments, property and equipment are stated at cost. Property and equipment acquired as part of the acquisition of MGM Studios are stated at estimated fair market value. Depreciation of property and equipment is computed under the straight-line method over the expected useful lives of applicable assets, ranging from three to five years. Leasehold assets are amortized under the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the related leases. When property is sold or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts, and any resulting gain or loss is included in income. The costs of normal maintenance, repairs and minor replacements are charged to expense when incurred.

  Goodwill. The excess cost of acquisition over the fair market values of identifiable net assets acquired (goodwill) is amortized over an estimated useful life of 40 years using the straight-line method. The Company has adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of". This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The carrying value of existing assets are reviewed when events or changes in circumstances indicate that an impairment test is necessary in order to determine if an impairment has occurred. When factors indicate that such assets should be evaluated for possible impairment, the Company will estimate the future cash flows expected to result from the use of the assets and their eventual disposition, and compare the amounts to the carrying value of the assets to determine if an impairment loss has occurred. For the period from October 11, 1996 to December 31, 1996, goodwill was reduced by $1,206,000 due to the utilization of certain tax assets not benefitted at the acquisition date. Accumulated amortization of goodwill was $1,717,000 and $5,538,000 as of December 31, 1996 and June 30, 1997, respectively.

                           METRO-GOLDWYN-MAYER INC.

  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997
                            AND 1996 ARE UNAUDITED)


  Income Taxes. In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are recognized with respect to the tax consequences attributable to differences between the financial statement carrying values and tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Further, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

  Foreign Currency Translation. Generally, foreign subsidiary assets and liabilities are translated into United States dollars at the exchange rates in effect at the balance sheet date. Revenues and expenses of foreign subsidiaries are translated into United States dollars at the average exchange rates that prevailed during the period. The gains or losses that result from this process are included as a component of the cumulative translation adjustment balance in stockholders' equity. Foreign currency denominated transactions are recorded at the exchange rate in effect at the time of occurrence, and the gains or losses resulting from subsequent translation at current exchange rates are included in the statement of operations.

  Financial Instruments. The carrying values of short-term trade receivables and payables approximate their estimated fair values because of the short maturity of these instruments. The carrying values of receivables with maturities greater than one year have been discounted at LIBOR plus 2.75% (approximately 8.56% at June 30, 1997 and 8.38% at December 31, 1996), which approximates current market rates.

  The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined interest rate risks. The Company enters into interest rate swaps to lower funding costs, to diversify sources of funding, or to alter interest rate exposures arising from mismatches between assets and liabilities. Interest rate swaps allow the Company to raise long-term borrowings at floating rates and effectively swap them into fixed rates that are lower than those available to the Company if fixed-rate borrowings were made directly. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount.

  Premiums paid for purchased interest rate swap agreements are amortized to interest expense over the terms of the swaps. Unamortized premiums are included in other assets in the statement of financial position. Amounts receivable under swap agreements are accrued as a reduction of interest expense.

  Accounts and Contracts Receivable. At December 31, 1996, accounts and contracts receivable aggregated $282,834,000 (before allowance for doubtful accounts), of which approximately $230,000,000 is due within one year. Concentration of credit and geographic risk with respect to accounts receivable is limited due to the large number and general dispersion of accounts which constitute the Company's customer base. The Company performs credit evaluations of its customers and in some instances requires collateral. At December 31, 1996, approximately 27% of the Company's accounts and contracts receivable arose from an exclusive home video servicing agreement with Warner Home Video.

  Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Management estimates ultimate revenues and costs for feature films and television programs for each market based on anticipated release patterns, public acceptance and historical results for similar products. Actual results could differ from those estimates.

                           METRO-GOLDWYN-MAYER INC.

  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997
                            AND 1996 ARE UNAUDITED)


  New Accounting Pronouncements. In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share" which is effective for the Company's fiscal year ending December 31, 1997. The new standard simplifies the computation of earnings per share (EPS) and increases comparability to international standards. Under SFAS No. 128, primary EPS is replaced by "Basic" EPS, which excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. "Diluted" EPS, which is computed similarly to fully diluted EPS, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

  In February 1997, the FASB issued SFAS No. 129, "Disclosure of Information about Capital Structure", which is effective for the Company's fiscal year ending December 31, 1997. This statement establishes standards for disclosing information about an entity's capital structure.

  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income", which is effective for the Company's fiscal year ending December 31, 1998. This statement establishes standards for the reporting and display of comprehensive income and its components in financial statements and thereby report a measure of all changes in equity of an enterprise that result from transactions and other economic events other than transactions with owners.

  In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of An Enterprise and Related Information", which is effective for the Company's fiscal year ending December 31, 1998. This statement changes the requirements under which publicly held companies report disaggregated information.

  The Company will adopt these statements on their respective effective dates. The effect of these new accounting pronouncements has not yet been determined by Management.

NOTE 2--ACQUISITION OF THE COMPANY

  On October 10, 1996, MGM completed the acquisition of all the common stock of MGM Studios (the "Acquisition") for a purchase price of $1,300,000,000 in cash, plus payment of acquisition related costs of approximately $31,430,000. In connection with an investment agreement (the "Investment Agreement") between Mr. Frank Mancuso and an investor group comprised of Tracinda Corporation ("Tracinda") and Seven Network Limited ("Seven") (collectively, the "Investors") and MGM, Tracinda acquired $200,000,000 of the common stock of MGM (the "Common Stock") and $450,000,000 of the Series A Cumulative Convertible Preferred Stock of MGM (the "Preferred Stock"), and Seven acquired $200,000,000 of the Common Stock and $50,000,000 of the Preferred Stock, concurrent with the closing of the Acquisition. Also, in connection with the acquisition Tracinda and Celsus Financial Corp., an entity wholly-owned by Michael R. Gleason (a director of the Company), were each granted an option by the Company to purchase 156,251 shares of the Common Stock at an exercise price of $6.41 per share (the options expire on October 10, 2002) and reimbursed an agreed-upon amount of $4,750,000 each for costs related to the Acquisition. In addition, Tracinda and Seven may be required to purchase $60,000,000 in the aggregate of equity of MGM upon the occurrence of certain events stipulated in the $800,000,000 Senior Secured Credit Facilities established, in part, to fund a portion of the acquisition of MGM Studios (see
Note 6).

                           METRO-GOLDWYN-MAYER INC.

  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997
                            AND 1996 ARE UNAUDITED)


  The Acquisition has been accounted for as a purchase. MGM Studios' assets and liabilities have been recorded in the Company's financial statements at their estimated fair values at the acquisition date allocated as follows (in thousands):

      Accounts and contracts receivable............................. $  291,550
      Film and television costs.....................................  1,108,768
      Other assets..................................................     73,675
      Excess of cost over net assets of acquired businesses.........    305,664
      Liabilities assumed...........................................   (448,227)
                                                                     ----------
      Aggregate purchase price...................................... $1,331,430
                                                                     ==========

  The excess purchase price over the estimated fair value of the net assets acquired is being amortized on a straight-line basis over 40 years.

  The results of operations of MGM Studios have been included in the consolidated statement of operations from October 11, 1996 (date of commencement of principal activities) through December 31, 1996. The pro forma results of operations for the year ended December 31, 1996 and six months ended June 30, 1996 as if the Acquisition had occurred on January 1, 1996 are as follows (in thousands, except share data):

                                                          DECEMBER 31, JUNE 30,
                                                              1996       1996
                                                          ------------ --------
      Revenues...........................................  $1,141,392  $595,132
      Operating loss.....................................  $ (620,165) $(19,509)
      Net loss...........................................  $ (664,238) $(41,557)

NOTE 3--FILM AND TELEVISION COSTS

  Film and television costs, net of amortization, are summarized as follows (in thousands):

                                                        DECEMBER 31,  JUNE 30,
                                                            1996        1997
                                                        ------------ -----------
                                                                     (UNAUDITED)
      Theatrical productions:
        Released.......................................  $  912,216  $  859,427
        Completed not released.........................         --       20,832
        In process and development.....................      59,077     208,633
      Television programming...........................     127,908     174,181
                                                         ----------  ----------
                                                         $1,099,201  $1,263,073
                                                         ==========  ==========

  Interest costs capitalized to theatrical productions were $524,000 during the period from October 11, 1996 to December 31, 1996, and $4,241,000 and $3,437,000 for the six months ended June 30, 1997 and 1996, respectively.

  Based on the Company's estimates of projected gross revenues as of December 31, 1996, approximately 60% of unamortized film costs applicable to released theatrical films and released television programs will be amortized during the five years ending December 31, 2001.

                           METRO-GOLDWYN-MAYER INC.

  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997
                            AND 1996 ARE UNAUDITED)


NOTE 4--INVESTMENTS

  Distribution in foreign theatrical and certain pay television markets is performed by United International Pictures B.V. ("UIP"), in which the Company has a one-third interest. The Company's investment in UIP, which is included in investments and advances to affiliates, is stated at cost plus equity in undistributed earnings. The Company includes in its financial statements the revenues and related costs associated with its films distributed by UIP. The distribution fees paid to UIP by the Company are included in film and television production and distribution expense. Due to timing differences there are no taxable earnings and, therefore, there is no tax provision on undistributed earnings. The Company's carrying value of its investment in UIP at June 30, 1997 and at December 31, 1996 was $4,297,000 and $12,490,000,
respectively.

NOTE 5--PROPERTY AND EQUIPMENT

  Property and equipment are summarized as follows (in thousands):

                                                        DECEMBER 31,  JUNE 30,
                                                            1996        1997
                                                        ------------ -----------
                                                                     (UNAUDITED)
       Leasehold improvements.........................    $ 13,691    $ 14,169
       Furniture, fixtures and equipment..............      15,074      19,890
                                                          --------    --------
                                                            28,765      34,059
       Less accumulated depreciation and amortization.      (1,418)     (4,648)
                                                          --------    --------
                                                          $ 27,347    $ 29,411
                                                          ========    ========

NOTE 6--BANK AND OTHER DEBT

  Bank and other debt is summarized as follows (in thousands):

                                                        DECEMBER 31,  JUNE 30,
                                                            1996        1997
                                                        ------------ -----------
                                                                     (UNAUDITED)
       Revolving Facility.............................    $ 94,000    $215,000
       Term Loans.....................................     349,750     349,250
       Capitalized lease obligations and other
        borrowings....................................         677       2,008
                                                          --------    --------
                                                          $444,427    $566,258
                                                          ========    ========


  Revolving Facility. In conjunction with the acquisition of MGM Studios (see
Note 2), on October 10, 1996 the Company obtained from a syndicate of banks a $450,000,000 revolving credit facility (the "Revolving Facility") expiring on August 31, 2001, subject to extension under certain conditions. Loans under the Revolving Facility bear interest at 2.75% over the Adjusted LIBOR rate, as defined (8.56% at June 30, 1997 and 8.38% at December 31, 1996). A commitment fee of 0.5% per annum, adjustable under certain conditions, is charged on the unused portion of the commitment.

  Term Loans. In addition to the Revolving Facility, on October 10, 1996 the Company obtained from the same syndicate of banks two term loans ("Term Loan A" and "Term Loan B", or, collectively, the "Term Loans") aggregating $350,000,000, which were used to partially finance the purchase of MGM Studios. Term Loan A of $250,000,000 expires on September 30, 2002 and bears interest at 2.75% over the Adjusted LIBOR

                           METRO-GOLDWYN-MAYER INC.

  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997
                            AND 1996 ARE UNAUDITED)

rate, as defined (8.56% at June 30, 1997 and 8.38% at December 31, 1996). Term Loan B of $100,000,000 expires on March 31, 2004 and bears interest at 3.25% over the Adjusted LIBOR rate, as defined (9.06% at June 30, 1997 and 8.88% at December 31, 1996). Term Loan A requires quarterly principal payments of $12,500,000 commencing December 1999 through September 2000, $18,750,000 from December 2000 through September 2001, and $31,250,000 quarterly thereafter through maturity. Term Loan B requires quarterly principal payments of $250,000 commencing in December 1996 through September 2000, $1,750,000 from December 2000 through September 2002, $10,250,000 from December 2002 through September 2003, and $20,500,000 quarterly thereafter through maturity.

  The Company has entered into three year fixed interest rate swap contracts in relation to a portion of the Term Loans with a notional value of $300,000,000 at an average rate of 8.9%. At December 31, 1996, the Company would have to pay approximately $373,000 to terminate such swap contracts.

  The Company's borrowings under the Revolving Facility and the Term Loans are secured by substantially all the assets of the Company. The Revolving Facility and Term Loans contain various covenants including limitations on dividends, capital expenditures and indebtedness, and the maintenance of certain financial ratios.

  Lease and other borrowings. Capitalized lease obligations relate principally to computer equipment financing at interest rates of approximately 10%.

  Maturity schedule. Credit facilities, lease and other borrowings at December 31, 1996 are scheduled to mature as follows (in thousands):

       1997............................................................ $  1,637
       1998............................................................    1,021
       1999............................................................   13,519
       2000............................................................  152,750
       2001............................................................   94,500
       Thereafter......................................................  181,000
                                                                        --------
                                                                        $444,427
                                                                        ========

NOTE 7--STOCKHOLDERS' EQUITY

  Common Stock. The Company had 16,753,050 and 16,700,342 shares of the Common Stock outstanding at June 30, 1997 and December 31, 1996, of which 16,695,133 shares were issued for cash in connection with the initial capitalization of MGM (see Note 2).

  Preferred Stock. The Company had 502,588 and 501,006 shares of the Preferred Stock outstanding at June 30, 1997 and December 31, 1996, of which 500,850 shares were issued for cash in connection with the initial capitalization of MGM (see Note 2). The Preferred Stock has no voting rights until October 10, 2000. Thereafter, the holders of the Preferred Stock will vote with the holders of the common stock, and each share of the Preferred Stock will have a number of votes equal to the number of shares of the Common Stock into which such Preferred Stock is convertible. Each share of the Preferred Stock is convertible into a share of the Common Stock at any time at the election of the holder, subject to certain limitations. The Preferred Stock is redeemable at the option of MGM at any time of the earlier of (i) an underwritten initial public offering of the Company's Common Stock and (ii) October 10, 2001. MGM may redeem any or all shares of the Preferred Stock (pro rata from each holder of the Preferred Stock subject to the conversion rights) by payment of the liquidation value

                           METRO-GOLDWYN-MAYER INC.

  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997
                            AND 1996 ARE UNAUDITED)

(the "Liquidation Value"), as defined, plus any accrued but unpaid dividends. The Preferred Stock accrues dividends beginning after October 1, 2001 at an annual rate of 14.044% of the stated value of $1,000 per share (the "Stated Value"), payable quarterly in arrears.

  The Preferred Stock has a Liquidation Value per share equal to the greater of the accreted stated value (the "Accreted Stated Value") plus unpaid dividends; or 75% of the amount such holder would have been entitled to with respect to each share of the Preferred Stock in connection with any such dissolution, liquidation or winding-up of the Company had such holder converted the Preferred Stock into the Common Stock. The term Accreted Stated Value with respect to any share of the Preferred Stock is defined as the Stated Value of $1,000 plus an amount equal to 9% per annum of the Stated Value compounded quarterly from October 11, 1996 through October 1, 2001.

  The Liquidation Value per share of the Preferred Stock was $1,020 as of December 31, 1996 and $1,066 as of June 30, 1997.

  Stock Option & Bonus Plan. The 1996 Management Stock Option and Bonus Plan (the "Plan") adopted on October 10, 1996 provides for the granting of non-qualified stock options to purchase shares of MGM capital stock to officers and executives responsible for the direction and management of the Company. Each option granted affords the holder the right to acquire 18.519 shares of the Common Stock and 5/9ths of one share of the Preferred Stock, exercisable only as a unit. All options will be designated as either Series A Options or Series B Options (the "Options"). Each employee receiving Series A Options shall also receive an equal number of bonus interests (the "Bonus Interests") which entitles the holder to $22.32 per Bonus Interest if the equity value of the Company exceeds a defined amount. The total potential value of the available Bonus Interests is approximately $65,000,000. The Company is accruing the potential value of the available Bonus Interests ratably over the five years ending October 1, 2001. Compensation expense of $2,921,000 and $6,500,000 relating to this plan was charged to income for the period from October 11, 1996 to December 31, 1996 and the six months ended June 30, 1997, respectively.

  The Plan provides that the Options and Bonus Interests vest at a rate of 20% per year from the date of the grant. The Options expire on October 1, 2006 or, if a significant public offering has not occurred by October 1, 2006, then the Options expire on May 15, 2007. The Bonus Interests expire on May 15, 2007. No Options or Bonus Interests shall be granted after October 1, 2001 or, if earlier, immediately prior to designated change in control, as defined. Each vested Option may be exercised on or after October 1, 2001 through their expiration date, unless a significant public offering occurs prior to October 1, 2001 in which case the Options are exercisable six months from such date, or earlier as provided in the Plan. If a significant public offering of the Company's equity has not taken place, participants may exercise vested Options during the period from April 15 through May 15 of each of the years 2002 through and including 2007 and require the Company to repurchase the underlying Preferred Stock and Common Stock required from such exercise at fair market value. Compensation expense based on the increase in the market value of the Options and the Bonus Interests since the date of grant will be amortized over the vesting period. No Options or Bonus Interests were vested as of December 31, 1996.

                           METRO-GOLDWYN-MAYER INC.

  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997
                            AND 1996 ARE UNAUDITED)


  Stock option transactions as of December 31, 1996 and June 30, 1997 under the plan were as follows:

                                        COMMON STOCK         PREFERRED STOCK
                                    --------------------- ---------------------
                                     SERIES A   SERIES B   SERIES A   SERIES B
                                    ---------- ---------- ---------- ----------
   Balance as of October 11, 1996.         --         --         --         --
     Granted......................     387,962    426,004     11,638     12,781
                                    ---------- ---------- ---------- ----------
   Balance as of December 31,
    1996..........................     387,962    426,004     11,638     12,781
     Granted......................     466,795    512,629     14,005     15,380
                                    ---------- ---------- ---------- ----------
   Balance as of June 30, 1997....     854,757    938,633     25,643     28,161
                                    ========== ========== ========== ==========
   Number of shares authorized for
    grant.........................   1,293,135  1,420,053     38,794     42,602
                                    ========== ========== ========== ==========
   Exercise Price.................  $    24.00 $    78.43 $    1,000 $    3,268
                                    ========== ========== ========== ==========
   Weighted average remaining
    contractual life
     As of December 31, 1996......   5.5 years  5.5 years  5.5 years  5.5 years
                                    ========== ========== ========== ==========
     As of June 30, 1997..........  4.86 years 4.86 years 4.86 years 4.86 years
                                    ========== ========== ========== ==========

  No Options were exercisable as of December 31, 1996 and June 30, 1997.

  The Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting For Stock Issued to Employees," and related interpretations in accounting for its plans. Had compensation cost for these plans been determined consistent with FASB Statement No. 123, the Company's net income
(loss) would have been reduced to the following pro forma amounts:

                                                                      SIX MONTHS
                                                        OCTOBER 11 TO   ENDED
                                                        DECEMBER 31,   JUNE 30,
                                                            1996         1997
                                                        ------------- ----------
       Net income (loss):
         As reported...................................     $166       $(29,005)
         Pro forma.....................................      (15)       (29,955)

  The fair value of each option grant was estimated using the Black-Scholes model based on the following assumptions: the weighted average fair value of each of the Series A and Series B Common Stock Options granted in the six months ended June 30, 1997 was $6.55 and $0, respectively, and the weighted average fair value of each of the Series A and Series B Common Stock Options granted in 1996 was $6.94 and $0, respectively. The weighted average fair value of each of the Series A and Series B Preferred Stock Options granted in the six months ended June 30, 1997 was $273 and $0, respectively, and the weighted average fair value of each of the Series A and Series B Preferred Stock Options granted in 1996 was $289 and $0, respectively. The dividend yield and expected volatility was 0% for both periods. Also, the calculation uses an expected life of 5.5 years and 5 years respectively, from the period from October 11, 1996 through December 31, 1996 and the six months ended
June 30, 1997, respectively, and an assumed risk-free interest rate of 6.2% and 6.4%, respectively, from the period from October 11, 1996 through December 31, 1996 and the six months ended June 30, 1997, respectively.

                           METRO-GOLDWYN-MAYER INC.

  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997
                            AND 1996 ARE UNAUDITED)


NOTE 8--INCOME TAXES

  The Company's domestic and foreign tax liability balances consist of the following (in thousands):

                                                                    DECEMBER 31,
                                                                        1996
                                                                    ------------
       Current.....................................................   $29,269
       Deferred....................................................       --
                                                                      -------
                                                                      $29,269
                                                                      =======

  For tax purposes, the historical tax basis of the assets and liabilities of MGM Studios has been retained following MGM Studio's acquisition by MGM. The tax effects of temporary differences between book value and tax basis of assets and liabilities are as follows (in thousands):

                                                                    DECEMBER 31,
                                                                        1996
                                                                    ------------
       Deferred tax assets:
       Film and television costs..................................   $   6,594
       Film revenue...............................................       4,444
       Participations and residuals payable.......................      15,574
       Reserves and investments...................................      50,521
       Net miscellaneous tax assets...............................      25,368
       Operating loss carryforwards...............................       4,564
                                                                     ---------
         Subtotal gross tax assets................................     107,065
       Valuation allowance........................................    (107,065)
                                                                     ---------
           Total tax assets.......................................         --
       Deferred tax liabilities...................................         --
                                                                     ---------
       Net deferred tax asset.....................................   $     --
                                                                     =========

  As of December 31, 1996, the Company and its subsidiaries had a net operating loss ("NOL") carryforward of $11,702,000, which expires in 2011. Presently, the NOL carryforward is not limited in its utilization. However, pursuant to Internal Revenue Code Section 382, "Limitation on Net Operating Loss Carryforwards," the NOL may become subject to further limitation on its use when there is a change of ownership of 50% or more by a 5% or more shareholder during a three-year period.

  At December 31, 1996, management has determined that $107,065,000 of deferred tax assets do not satisfy the recognition criteria set forth in SFAS No. 109. Accordingly, a valuation allowance has been recorded by the Company for this amount. The net decrease in the valuation allowance attributable to activity occurring after the ownership change described in Note 2 is reflected as an adjustment to goodwill in accordance with purchase accounting.

                           METRO-GOLDWYN-MAYER INC.

  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997
                            AND 1996 ARE UNAUDITED)


  Details of the provision for income taxes are as follows (in thousands):

                                                                   OCTOBER 11 TO
                                                                   DECEMBER 31,
                                                                       1996
                                                                   -------------
       Current taxes:
       Foreign taxes..............................................    $ 3,140
       Deferred taxes:
       Federal and state taxes....................................      6,055
       Adjustment for change in valuation allowance...............     (4,849)
                                                                      -------
       Total tax provision........................................    $ 4,346
                                                                      =======

  The following is a summary reconciliation of the effective tax rate to the assumed federal tax rate:

                                                                   OCTOBER 11 TO
                                                                   DECEMBER 31,
                                                                       1996
                                                                   -------------
       Assumed federal tax rate on pre-tax book income............       35%
       Goodwill and other permanent differences...................       14%
       Foreign taxes, net of available federal tax benefit........       45%
                                                                        ---
       Effective tax rate.........................................       94%
                                                                        ===

  The Company has various foreign subsidiaries formed or acquired to produce or distribute motion pictures outside the United States. In the opinion of management, the earnings of these subsidiaries are not permanently invested outside the United States. Pursuant to APB No. 23, "Accounting For Income Taxes-Special Areas," tax expense has accordingly been provided for these unremitted earnings.

  Federal income tax returns for the periods ended through March 25, 1986 have been examined by the Internal Revenue Service. In the opinion of management, any adjustments which may result from the examination of subsequent periods for which the Company is responsible will not have a material effect on the Company's consolidated financial position or results of operations.

  In accordance with APB No. 28 "Interim Financial Reporting," the provision for taxes for the six months ended June 30, 1997 and 1996 have been calculated using an estimated effective tax rate. The effective tax rate is based upon projected results for a full fiscal year.

                           METRO-GOLDWYN-MAYER INC.

  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997
                            AND 1996 ARE UNAUDITED)


NOTE 9--RETIREMENT PLANS

  The Company has a non-contributory retirement plan (the "Basic Plan") covering substantially all regular full-time, non-union employees. Benefits are based on years of service and compensation, as defined.

  The following table summarizes the funded status of the Basic Plan (in thousands):

                                                                  DECEMBER 31,
                                                                      1996
                                                                  ------------
   Actuarial present value of benefit obligations (including
    vested benefits of $7,427)...................................   $ 8,469
                                                                    =======
   Projected benefit obligations.................................   $ 9,913
   Plan assets at fair value (primarily debt securities).........     8,403
                                                                    -------
   Projected benefit obligations in excess of plan assets........    (1,510)
   Unrecognized net asset as of beginning of year................      (180)
   Unrecognized net loss.........................................       505
   Unrecognized prior service cost...............................      (177)
                                                                    -------
   Accrued pension liability.....................................   $(1,362)
                                                                    =======

Key assumptions used in the actuarial computations were as follows:

   Discount rate.................................................      7.50%
                                                                    =======
   Long-term rate of return on assets............................      7.25%
                                                                    =======
   Rate of increase in future compensation levels................      5.00%
                                                                    =======

  The unrecognized net asset is being amortized over the estimated remaining service life of 19.4 years. Domestic pension benefits and expense were determined under the entry age actuarial cost method.

  Pension costs includes the following components (in thousands):

                                                                   OCTOBER 11 TO
                                                                   DECEMBER 31,
                                                                       1996
                                                                   -------------
       Service cost...............................................     $ 244
       Interest cost on projected benefit obligation..............       163
       Actual loss on plan assets.................................       224
       Net amortization and deferral..............................      (330)
                                                                       -----
       Net periodic pension cost..................................     $ 301
                                                                       =====

  A significant number of the Company's production employees are covered by union sponsored, collectively bargained multi-employer pension plans. The Company contributed approximately $2,824,000 for such plans in the period from October 11, 1996 to December 31, 1996. Information from the plans' administrators is not sufficient to permit the Company to determine its share of unfunded vested benefits, if any.

  The Company also provides each of its employees, including its officers, who have completed one year of service with the Company the opportunity to participate in the MGM Savings Plan (the "Savings Plan"). Participants in the Savings Plan may contribute a portion of their pre-tax compensation and after-tax compensation (subject to certain limitations) into the Savings Plan. The Company matches 100% of such employee contributions up to 4% of such employee's eligible compensation. The employee contributions to the Savings Plan and the earnings thereon are always 100% vested. The Company's matching contributions and the

                           METRO-GOLDWYN-MAYER INC.

  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997
                            AND 1996 ARE UNAUDITED)

earnings thereon vest 20% for each full year of service with the Company and employees become 100% vested (i) after five years of service with the Company,
(ii) upon their total and permanent disability or (iii) upon their death. The Company contributed approximately $219,000 to the Savings Plan in the period from October 11, 1996 to December 31, 1996.

NOTE 10--RELATED PARTY TRANSACTIONS

  In 1980 MGM Studios granted to MGM Grand, Inc. ("Grand Hotel") an exclusive open-ended royalty-free license to use certain trademarks, tradenames and logos in Grand Hotel's hotel/gaming business and other businesses that are not entertainment-related. Tracinda owns the majority of the outstanding common stock of Grand Hotel. During the period from October 11, 1996 to December 31, 1996 and for the six months ended June 30, 1997, the Company recognized revenues of $70,000 and $90,000, respectively, under these agreements.

  The Company sells to Grand Hotel, and certain of its affiliates, on a wholesale basis merchandise such as baseball caps, clothing, keychains and watches bearing the Company's trademarks and logos for resale to consumers in retail shops located within Grand Hotel's hotels. Grand Hotel currently is the Company's largest wholesale customer of the Company's merchandise and, consequently, receives pricing discounts from the Company.

  From time to time, the Company charters airplanes from Tracinda for use in the Company's business. The Company believes that the terms of the charter arrangements are no less favorable to the Company than those that could be obtained from unrelated third parties. From October 10, 1996 to June 30, 1997, the aggregate of the payments made to Tracinda for such charters was approximately $10,000.

  The Company has entered into various television license agreements with a subsidiary of Seven providing for broadcast of the Company's films and television programs in Australia. During the period from October 11, 1996 to December 31, 1996 and for the six months ended June 30, 1997, the Company recognized revenues of $1,055,000 and $2,395,000, respectively, under these agreements. Management believes that the terms of these agreements are consistent with the terms of comparable television license arrangements with third parties.

  The Company has entered into various agreements to develop and produce certain films and television programs with Mr. Frank Mancuso, Jr., the son of the Company's Chairman of the Board and Chief Executive Officer. Pursuant to these agreements, the Company paid Mr. Mancuso, Jr. approximately $39,000 during the period from October 11, 1996 to December 31, 1996 and approximately $351,000 for the six months ended June 30, 1997. The agreements provide for additional producer fees and potential profit participations to be paid in the future at terms consistent with comparable development and production agreements with third parties.

  On January 14, 1997, MGM Studios and Tracinda entered into an agreement to share the proceeds from certain insurance claims relating to litigation which arose prior to October 10, 1996. The potential insurance proceeds (if any) of up to approximately $15,000,000 will be paid 65% to MGM Studios and 35% to Tracinda based on the relative value of each company's respective claims, as determined by the parties.

                           METRO-GOLDWYN-MAYER INC.

  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997
                            AND 1996 ARE UNAUDITED)


NOTE 11--FOREIGN OPERATIONS AND EXPORT SALES

  The Company's foreign activities are principally motion picture and television production and distribution in territories outside of the United States and Canada. Net foreign assets of subsidiaries operating in foreign countries are not material in relation to consolidated net assets.

  Foreign export revenues are revenues earned from motion picture and television films produced in the United States. Export revenues for the period from October 11, 1996 to December 31, 1996 were as follows (in thousands):

                                                                   OCTOBER 11 TO
                                                                   DECEMBER 31,
                                                                       1996
                                                                   -------------
       Europe.....................................................    $62,298
       Western Hemisphere.........................................     12,485
       Other......................................................     16,743
                                                                      -------
                                                                      $91,526
                                                                      =======

NOTE 12--COMMITMENTS AND CONTINGENCIES

  Leases. The Company has operating leases for offices and equipment. Certain property leases include provisions for increases over base year rents as well as for escalation clauses for maintenance and other building operations. Rent expense was approximately $2,936,000 for the period from October 11, 1996 to December 31, 1996.

  Employment Agreements. The Company has employment agreements with several principal officers and employees. The agreements provide for minimum salary levels as well as, in some cases, bonuses.

  Creative Talent Agreements. The Company has entered into contractual agreements for creative talent related to future film production. Such amounts are scheduled to be paid through 1997.

  Future minimum annual commitments under non-cancelable operating leases, employment agreements, and creative talent agreements as of December 31, 1996 are as follows (in thousands):

          1997......................................................... $ 34,585
          1998.........................................................   38,643
          1999.........................................................   35,717
          2000.........................................................   30,406
          2001.........................................................   21,102
          Thereafter...................................................   12,291
                                                                        --------
                                                                        $172,744
                                                                        ========

  Litigation. The Company, together with other major companies in the filmed entertainment industry, has been subject to numerous antitrust suits brought by various motion picture exhibitors, producers and others. In addition, various legal proceedings involving alleged breaches of contract, antitrust violations, copyright infringement and other claims are now pending, which the Company considers routine to its business activities.

  In the opinion of Company management, any liability under pending litigation is not material in relation to the Company's financial condition.

                           METRO-GOLDWYN-MAYER INC.

  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997
                            AND 1996 ARE UNAUDITED)


NOTE 13--SUPPLEMENTARY CASH FLOW INFORMATION

  The Company paid interest, net of capitalized interest, of $7,103,000 during the period from October 11, 1996 to December 31, 1996, and $14,743,000 and $14,442,000 during the six months ended June 30, 1997 and 1996, respectively. Income taxes paid were $922,000 during the period from October 11, 1996 to December 31, 1996. The Company received net foreign remittance tax refunds of $4,845,000 in the six months ended June 30, 1997 and paid income taxes of $5,052,000 in the six months ended June 30, 1996.

NOTE 14--QUARTERLY FINANCIAL DATA (UNAUDITED)

  Certain quarterly information is presented below (in thousands):

                                                              FIRST     SECOND
                                                             QUARTER   QUARTER
                                                             OF 1997   OF 1997
                                                             --------  --------
     Revenues............................................... $197,629  $153,385
     Operating income (loss)................................   (1,084)   (4,775)
     Interest expense, net..................................   11,016     9,583
     Net income (loss)......................................  (14,193)  (14,812)

NOTE 15--RECAPITALIZATION

  On November 7, 1997, the Company approved a recapitalization pursuant to which the Company, immediately prior to the closing of the initial public offering and the Tracinda Purchase (collectively the "Offering"), will (i) convert each share of Preferred Stock into one share of Common Stock, (ii) effect a 1:41.667 stock split and (iii) increase the number of common shares authorized from 50,000,000 to 125,000,000. Share and per share information have been retroactively restated for all periods presented to reflect this recapitalization.

  Primary earnings per share represents the per share income or loss applicable to common stockholders and is computed based on the weighted average number of common shares outstanding. When dilutive, stock options are included as share equivalents using the treasury stock method. The number of shares used in computing primary earnings (loss) per share was 37,567,634 and 37,643,426 in the period from October 11, 1996 to December 31, 1996 and for the six months ended June 30, 1997, respectively.

  The per share computations for all periods presented reflect assumed conversion of the Preferred Stock and the 1:41.667 stock split.

NOTE 16--EVENTS SUBSEQUENT TO THE DATE OF THE AUDITORS REPORT (UNAUDITED)

  On July 10, 1997, the Company acquired certain entertainment assets of Metromedia International Group, Inc. (the "Orion Acquisition") for a total purchase price of $573,000,000, consisting of $560,000,000 in cash and $13,000,000 in assumed liabilities. In connection with the Orion Acquisition, MGM issued 13,375,107 shares of the Common Stock to Tracinda for $321,000,000 and 1,625,013 shares of the Common Stock to Seven for $39,000,000. In addition, the Company obtained a new $250,000,000 Senior Secured Credit Facility with a syndicate of banks, consisting of a $200,000,000 term loan and a $50,000,000 revolving credit facility. The term loan and the revolving credit facility bear interest at LIBOR plus 2.5% and mature on July 10, 2002. The Orion Acquisition will be accounted for as a purchase.

                           METRO-GOLDWYN-MAYER INC.

  (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997
                            AND 1996 ARE UNAUDITED)


  In September 1997, the Company changed its name from P&F Acquisition Corp. to Metro-Goldwyn-Mayer Inc.

  On October 15, 1997, the Company and its principal lenders agreed to amend and restate the Revolving Facility and Term Loans (see Note 6) into a syndicated facility aggregating $1.3 billion, consisting of a six year $400 million revolving credit facility, increasing to $600 million upon consummation of the Offering (provided that the gross proceeds of the Offering are at least $250 million), a $400 million seven and one-half year term loan and a $300 million eight and one-half year term loan (the "Amended Credit Facility"). The Amended Credit Facility also contains provisions allowing, with the consent of the requisite lenders, for an additional $200 million tranche, raising the amount of the Amended Credit Facility to $1.5 billion. Proceeds drawn from the Amended Credit Facility will be used to retire amounts outstanding under the Revolving Facility, Term Loans and the Orion Credit Facility. Scheduled maturities of the term loans under the Amended Credit Facility are $0 in 1998, $0 in 1999, $0 in 2000, $33 million in 2001, $73 million in 2002, $103 million in 2003, $103 million in 2004 and $103 million in 2005 with the remaining balance due at maturity. The revolving facility portion of the Amended Credit Facility matures in October, 2003, subject to extension under certain conditions. The Amended Credit Facility contains various covenants, including limitations on indebtedness, dividends, capital expenditures, and maintenance of certain financial ratios.

  On September 9, 1997, the Company amended and restated (subject to the consummation of the Offering) its Stock Option Plan (the "Restated Stock Option Plan") and Bonus Plan (the "Restated Bonus Plan") discussed in Note 7. The Restated Stock Option Plan will allow the Company to grant options to purchase up to 8,125,065 shares of the Common Stock. Awards can be made in the form of qualified or non-qualified options, incentive stock options, restricted stock, or stock appreciation rights. The exercise price of the awards and other terms will be determined by the Compensation Committee of the Board of Directors.

  Subject to certain vesting and other requirements, each Bonus Interest entitles the holder to receive a cash payment if (a) the sum of per share distributions on the Common Stock and the average closing price of the Common Stock during the 20 trading days (together, the "Price") preceding a Determination Date (defined below) is (b) greater than $24.00 and less than $48.00 (adjusted for stock splits, reverse stock splits and similar events). The cash payment will be equal to (i) the vested portion of the Bonus Interest at the Determination Date multiplied by (ii) the amount by which the Price at the Determination Date is less than $48.00 (i.e., a maximum of $24.00 per Bonus Interest). Once a payment is made in respect of the vested portion of a Bonus Interest, no further payment is due in respect of that portion. If at any Determination Date the Price exceeds $48.00, no payment will thereafter be due in respect of any then-vested portion of a Bonus Interest.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholder of Metro-Goldwyn-Mayer Studios Inc.

  We have audited the accompanying consolidated balance sheet of Metro-Goldwyn-Mayer Studios Inc. (formerly known as Metro-Goldwyn-Mayer Inc.) and its subsidiaries (the "Company") as of October 10, 1996, and the related consolidated statements of operations and equity and cash flows for the period from January 1, 1996 to October 10, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 10, 1996 and the results of their operations and their cash flows for the period from January 1, 1996 to October 10, 1996 in conformity with generally accepted accounting principles.

                                                      Arthur Andersen LLP

Los Angeles, California
December 16, 1996

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholder of Metro-Goldwyn-Mayer Studios Inc.

We have audited the accompanying consolidated balance sheet of Metro-Goldwyn-Mayer Studios Inc. (formerly known as Metro-Goldwyn-Mayer Inc.), and its subsidiaries (the "Company") as of December 31, 1995, and the related consolidated statements of operations, stockholder's equity and of cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We have not audited the consolidated financial statements of the Company and its subsidiaries for any period subsequent to December 31, 1995.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated February 29, 1996, we expressed an opinion that the 1995 financial statements did not fairly present financial position, results of operations, and cash flows in conformity with generally accepted accounting principles because the Company did not record executive compensation expense relating to bonuses payable to certain of the Company's executives. These bonuses, payable by the Company's sole shareholder, reflect the increase in value of the Company during the period of these executives' employment, based upon the amount realized by the sole shareholder upon the sale of the Company in excess of a defined amount. As described in note 12, the Company has restated the 1995 financial statements to conform with generally accepted accounting principles. Accordingly, our present opinion on the 1995 financial statements, as presented herein, is different from that expressed in our previous report.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of Metro-Goldwyn-Mayer Studios Inc., and its subsidiaries at December 31, 1995, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          Price Waterhouse LLP

Century City, California
February 29, 1996, except for the restatement described in Note 12, as to which the date is July 31, 1996

                        METRO-GOLDWYN-MAYER STUDIOS INC.

                          CONSOLIDATED BALANCE SHEETS
                       (In Thousands, Except Share Data)

                                                      OCTOBER 10,  DECEMBER 31,
                                                         1996          1995
                                                      -----------  ------------
                       ASSETS
                       ------
Cash and cash equivalents...........................  $    24,717  $    17,128
Accounts and contracts receivable (net of allowance
 for doubtful accounts of $12,718 and $18,479 in
 1996 and 1995, respectively).......................      291,550      255,444
Film and television costs, including film distribu-
 tion organization, net.............................    1,006,402    1,565,438
Investments and advances to affiliates..............       26,420       15,238
Property and equipment, net.........................       26,686       32,078
Trademarks, logos and excess of cost over net assets
 of acquired businesses, net........................      349,158      520,199
Other assets........................................       19,301       34,729
                                                      -----------  -----------
                                                      $ 1,744,234  $ 2,440,254
                                                      ===========  ===========
        LIABILITIES AND STOCKHOLDER'S EQUITY
        ------------------------------------
Liabilities:
  Bank and other debt...............................  $ 1,229,499  $ 1,217,316
  Accounts payable and accrued liabilities..........       84,379      112,521
  Interest payable..................................       72,079       76,859
  Accrued participants' share.......................      170,257      140,316
  Income taxes payable..............................       27,313       58,900
  Due to affiliate..................................       11,900          --
  Advances and deferred revenues....................      110,774      161,973
  Other liabilities.................................       38,033       12,870
                                                      -----------  -----------
    Total liabilities...............................    1,744,234    1,780,755
Commitments and contingencies
Stockholder's equity:
  Common Stock, $1.00 par value, 1,000 shares
   authorized, 10 shares issued and outstanding in
   1996 and 1995....................................            1            1
  Additional paid-in capital........................  $ 2,222,133  $ 2,132,694
  Cumulative translation adjustment.................         (318)        (413)
  Accumulated deficit...............................   (2,221,816)  (1,472,783)
                                                      -----------  -----------
    Stockholder's equity............................          --       659,499
                                                      -----------  -----------
                                                      $ 1,744,234  $ 2,440,254
                                                      ===========  ===========

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                        METRO-GOLDWYN-MAYER STUDIOS INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (In Thousands)

                                         PERIOD ENDED  YEAR ENDED   YEAR ENDED
                                         OCTOBER 10,  DECEMBER 31, DECEMBER 31,
                                             1996         1995         1994
                                         ------------ ------------ ------------
Revenues................................  $  912,706   $ 860,971    $ 597,121
Expenses:
  Film and television production and
   distribution.........................     953,820     894,280      668,516
  General and administrative............      60,056      64,175       49,314
  Goodwill amortization.................      11,570      14,876       14,876
  Provision for impairment..............     563,829         --           --
                                          ----------   ---------    ---------
    Total expenses......................   1,589,275     973,331      732,706
                                          ----------   ---------    ---------
Operating loss..........................    (676,569)   (112,360)    (135,585)
Other income (expense):
  Interest expense, net of amounts
   capitalized..........................     (71,375)    (66,386)     (33,860)
  Interest and other income, net........       3,179      10,372        2,070
                                          ----------   ---------    ---------
    Total other expense.................     (68,196)    (56,014)     (31,790)
                                          ----------   ---------    ---------
Loss from operations before provision
 for income taxes.......................    (744,765)   (168,374)    (167,375)
Income tax provision....................        (273)       (935)      (3,877)
                                          ----------   ---------    ---------
Net loss................................  $ (745,038)  $(169,309)   $(171,252)
                                          ==========   =========    =========


  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                        METRO-GOLDWYN-MAYER STUDIOS INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                       (In Thousands, Except Share Data)

                           COMMON STOCK
                          --------------- ADDITIONAL              CUMULATIVE      TOTAL
                          NUMBER OF  PAR   PAID-IN   ACCUMULATED  TRANSLATION STOCKHOLDER'S
                           SHARES   VALUE  CAPITAL     DEFICIT    ADJUSTMENT     EQUITY
                          --------- ----- ---------- -----------  ----------- -------------
                                         (IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE DECEMBER 31,
 1993...................      10     $ 1  $2,100,000 $(1,116,774)   $ 1,380     $ 984,607
Foreign currency
 translation adjustment.      --      --         --          --      (1,090)       (1,090)
Forgiveness of interest
 payable to affiliate...      --      --      16,794         --         --         16,794
Net loss................      --      --         --     (171,252)       --       (171,252)
                             ---     ---  ---------- -----------    -------     ---------
BALANCE DECEMBER 31,
 1994...................      10       1   2,116,794  (1,288,026)       290       829,059
Contributions received
 from affiliate.........      --      --      15,900         --         --         15,900
Dividends declared......      --      --         --      (15,448)       --        (15,448)
Foreign currency
 translation adjustment.      --      --         --          --        (703)         (703)
Net loss................      --      --         --     (169,309)       --       (169,309)
                             ---     ---  ---------- -----------    -------     ---------
BALANCE DECEMBER 31,
 1995...................      10       1   2,132,694  (1,472,783)      (413)      659,499
Contributions received
 from affiliate.........      --      --      89,439         --         --         89,439
Dividends declared......      --      --         --       (3,995)       --         (3,995)
Foreign currency
 translation adjustment.      --      --         --          --          95            95
Net loss................      --      --         --     (745,038)       --       (745,038)
                             ---     ---  ---------- -----------    -------     ---------
BALANCE OCTOBER 10,
 1996...................      10      $1  $2,222,133 $(2,221,816)   $  (318)    $     --
                             ===     ===  ========== ===========    =======     =========



  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                        METRO-GOLDWYN-MAYER STUDIOS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In Thousands)

                                          PERIOD ENDED  YEAR ENDED   YEAR ENDED
                                          OCTOBER 10,  DECEMBER 31, DECEMBER 31,
                                              1996         1995         1994
                                          ------------ ------------ ------------
Operating activities:
  Net loss..............................   $(745,038)   $(169,309)   $(171,252)
  Adjustments to reconcile net loss from
   operations to net cash provided by
   operating activities:
    Amortization of film and television
     costs, film distribution
     organization and participants'
     share..............................     608,704      628,420      434,354
    Depreciation and amortization of
     property and equipment.............       4,645        4,021        5,335
    Provision for impairment and
     amortization of intangibles........     575,399       14,876       14,876
    (Decrease) increase in bad debt and
     other reserves.....................         430      (17,425)       3,266
    Losses (gains) on equity
     investments........................      (1,967)       1,620       (1,762)
    Increase in accounts and contracts
     receivable, advances to affiliates
     and other assets...................     (28,192)     (65,454)     (32,905)
    Increase (decrease) in accounts
     payable, accrued and other
     liabilities, accrued participants'
     share and domestic and foreign
     taxes..............................     (19,970)         680       (8,967)
    Decrease in advances and deferred
     revenues...........................     (51,199)     (24,597)     (27,458)
    Foreign currency exchange (gain)
     loss and other.....................         325       (1,175)         802
                                           ---------    ---------    ---------
      Net cash provided by operating
       activities.......................     343,137      371,657      216,289
                                           ---------    ---------    ---------
Investing activities:
  Additions to film costs, net..........    (369,148)    (701,436)    (454,932)
  Additions to property and equipment...      (6,901)      (9,376)      (9,099)
  Other investing activities............      (4,093)         --           --
                                           ---------    ---------    ---------
      Net cash used in investing
       activities.......................    (380,142)    (710,812)    (464,031)
                                           ---------    ---------    ---------
Financing activities:
  Net bank advances.....................      51,012      340,148      251,918
  Contribution received from parent.....         --         5,900          --
  Dividends paid........................      (6,160)     (13,283)         --
  Financing costs and other.............         --        (4,736)     (11,953)
                                           ---------    ---------    ---------
      Net cash provided by financing
       activities.......................      44,852      328,029      239,965
                                           ---------    ---------    ---------
Net change in cash and cash equivalents
 from operating, investing and financing
 activities.............................       7,847      (11,126)      (7,777)
Net decrease in cash due to foreign
 currency fluctuations..................        (258)        (543)        (199)
                                           ---------    ---------    ---------
Net change in cash and cash equivalents.       7,589      (11,669)      (7,976)
Cash and cash equivalents at beginning
 of period..............................      17,128       28,797       36,773
                                           ---------    ---------    ---------
Cash and cash equivalents at end of the
 period.................................   $  24,717    $  17,128    $  28,797
                                           =========    =========    =========

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                       METRO-GOLDWYN-MAYER STUDIOS INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               OCTOBER 10, 1996

NOTE 1--BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation. The accompanying consolidated financial statements include the accounts of Metro-Goldwyn-Mayer Studios Inc. (formerly known as Metro-Goldwyn-Mayer Inc.). and its majority-owned subsidiaries ("MGM Studios" or "the Company"). The Company is wholly owned by MGM Group Holdings Corporation ("MGM Group Holdings"), an indirect wholly owned subsidiary of Consortium de Realisation ("CDR"). CDR is a wholly owned subsidiary of Credit Lyonnais S.A. ("Credit Lyonnais") and is controlled by the French State. On October 10, 1996, the Company was sold to an unaffiliated group of investors (see Note 15). The sale transaction has not been reflected in the accompanying historical financial statements, except to reduce certain long-lived assets to their net realizable value (see Note 5).

  As permitted by Statement of Financial Accounting Standards ("SFAS") No. 53, "Financial Reporting by Producers and Distributors of Motion Pictures", the Company has presented unclassified consolidated balance sheets. Certain reclassifications have been made to amounts reported in prior periods to conform with the current presentation.

  Business. The Company is engaged in the financing, production and worldwide distribution of theatrical motion pictures and television programming, as well as new media and interactive products. The Company also distributes films produced or financed, in whole or in part, by third parties.

  Principles of Consolidation. The consolidated financial statements include the accounts of MGM Studios and all of its majority-owned and controlled subsidiaries. The Company's investments in related companies which represent a 20% to 50% ownership interest over which the Company has significant influence but not control are accounted for using the equity method (see Note 4). All significant intercompany balances and transactions have been eliminated.

  Cash and Cash Equivalents. The Company considers all highly liquid debt instruments, purchased with an initial maturity of three months or less, to be cash equivalents. Included in other assets at October 10, 1996 and December 31, 1995 is approximately $12,774,000 and $12,354,000, respectively, of cash restricted by various escrow agreements. The carrying value of the Company's cash equivalents approximated cost at each balance sheet date.

  Revenue Recognition. Revenues from theatrical distribution of feature films are recognized on the dates of exhibition. Revenues from direct home video distribution are recognized, net of an allowance for estimated returns, together with related costs, in the period in which the product is available for sale by the Company's customers. Revenues from television licensing, together with related costs, are recognized when the feature film or television program is available to the licensee for telecast. Generally, feature films are first made available for home video release in a particular territory six months after theatrical release in such territory; for pay television, one year after theatrical release; for initial free television, two to three years after theatrical release; and for syndication, approximately three to five years after theatrical release. Long-term non-interest-bearing receivables arising from licensing agreements are discounted to present value.

  Accounting for Film Costs. Except for purchase accounting adjustments, film costs include the costs of production, prints, pre-release and other advertising expected to benefit future periods and capitalized overhead and interest. These costs, as well as participations and talent residuals, are charged against earnings on an individual film basis in the ratio that the current year's gross film revenues bear to management's estimate of total remaining ultimate gross film revenues from all sources.

                       METRO-GOLDWYN-MAYER STUDIOS INC.

  Film costs are stated at the lower of cost or estimated net realizable value on an individual film basis. Revenue and cost forecasts are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and costs indicate that a feature film or television program will result in an ultimate loss, additional amortization is recognized to the extent required to produce a zero gross margin over the remaining life of the film or television program.

  The film distribution organization is an intangible asset reflecting the estimated value of the Company's investment in its worldwide distribution organization; these costs are being amortized on a straight-line basis over 40 years. During the period ended October 10, 1996, the Company recorded a charge of $404,409,000 to write off its remaining investment in the film distribution organization (see Notes 2 and 5).

  Property and equipment. Property and equipment are stated at cost. Depreciation of property and equipment is computed under the straight-line method over the expected useful lives of applicable assets, ranging from three to five years. Amortization of leasehold assets is computed under the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the related leases. When property is sold or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts, and any resulting gain or loss is included in income. The costs of normal maintenance and repairs and minor replacements are charged to expense when incurred.

  Trademarks, Logos and Goodwill. Trademarks, logos and the excess cost of acquisitions over the fair market values of identifiable net assets acquired (goodwill) are amortized over an estimated useful life of 40 years using the straight-line method. During 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The carrying value of existing assets are reviewed when events or changes in circumstances indicate that an impairment test is necessary in order to determine if an impairment has occurred. When factors indicate that such assets should be evaluated for possible impairment, the Company will estimate the future cash flows expected to result from the use of the assets and their eventual disposition, and compare the amounts to the carrying value of the assets to determine if an impairment loss has occurred. Accordingly, the Company recorded a charge of $159,420,000 to reduce the net realizable value of goodwill (see Note 5).

  Income Taxes. In accordance with SFAS No. 109, "Accounting For Income Taxes", deferred tax assets and liabilities are recognized with respect to the tax consequences attributable to differences between the financial statement carrying values and tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Further, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

  From May 7, 1992 to October 10, 1996, the Company has been included in the consolidated federal income tax return of MGM Holdings. The Company's income tax provision has been computed on a separate return basis, modified to allocate to MGM Studios the benefits calculated at the MGM Holdings level which results from the Company's tax attributes. Foreign subsidiaries file separate or consolidated returns depending on the statutes and elections available in each foreign jurisdiction.

  Foreign Currency Translation. Generally, foreign subsidiary assets and liabilities are translated into United States dollars at the exchange rates in effect at the balance sheet date. Revenues and expenses of foreign subsidiaries are translated into United States dollars at the average exchange rates that prevailed during the period. The gains or losses that result from this process are included as a component of the cumulative translation adjustment balance in stockholder's equity. Foreign currency denominated transactions are recorded at the

                       METRO-GOLDWYN-MAYER STUDIOS INC.

exchange rate in effect at the time of occurrence, and the gains or losses resulting from subsequent translation at current exchange rates are included in the statement of operations.

  Financial Instruments. The carrying values of short-term trade receivables and payables approximate their estimated fair values because of the short maturity of these instruments. The carrying values of receivables with maturities greater than one year have been discounted at LIBOR plus 2.25% (approximately 7.78% at October 10, 1996), which approximates current market rates.

  Accounts and Contracts Receivable. At October 10, 1996, accounts and contracts receivable aggregated $304,268,000 (before allowance for doubtful accounts), of which approximately $240,000,000 is due within one year. Concentration of credit risk with respect to accounts receivable is limited due to the large number and general dispersion of accounts which constitute the Company's customer base. The Company performs credit evaluations of its customers and in some instances requires collateral. At October 10, 1996 and December 31, 1995, approximately 41% and 18%, respectively, of the Company's accounts and contracts receivable arose from an exclusive home video distribution agreement with Warner Home Video.

  Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Management estimates ultimate revenues and costs for feature films and television programs for each market based on anticipated release patterns, public acceptance and historical results for similar products. Actual results could differ from those estimates.

NOTE 2--FILM AND TELEVISION COSTS, INCLUDING FILM DISTRIBUTION ORGANIZATION

  Film costs, net of amortization, are summarized as follows (in thousands):

                                                        OCTOBER 10, DECEMBER 31,
                                                           1996         1995
                                                        ----------- ------------
   Theatrical productions:
     Released.......................................... $  796,715   $  825,623
     Completed not released............................     25,782          --
     In process and development........................     72,678      210,955
   Television programming..............................    111,227      115,216
   Film distribution organization......................        --       413,644
                                                        ----------   ----------
                                                        $1,006,402   $1,565,438
                                                        ==========   ==========

  Interest costs capitalized to theatrical productions were $4,112,000, $21,498,000 and $7,022,000 during the period ended October 10, 1996 and the years ended December 31, 1995 and 1994, respectively.

  Based on the Company's estimates of projected gross revenues as of October 10, 1996, approximately 64% of unamortized film costs applicable to released theatrical films and released television programs will be amortized during the three years ending September 30, 1999.

NOTE 3--INVESTMENTS

  Distribution of foreign theatrical and certain pay television product is performed by United International Pictures B.V. ("UIP"), in which the Company has a one-third interest. The Company's investment in UIP, which is included in investments and advances to affiliates, is stated at cost plus equity in undistributed earnings. The Company includes in its financial statements the revenues and related costs associated with its films distributed

                       METRO-GOLDWYN-MAYER STUDIOS INC.

by UIP. The distribution fees paid to UIP by the Company are included in film and television production and distribution expense. Due to timing differences there are no taxable earnings and, therefore, there is no tax provision on undistributed earnings. The Company's carrying value of its investment in UIP at October 10, 1996 and December 31, 1995 was $9,898,000 and $10,008,000,
respectively.

NOTE 4--PROPERTY AND EQUIPMENT

  Property and equipment, stated at cost, are summarized as follows (in thousands):

                            OCTOBER 10,  DECEMBER 31,
                               1996          1995
                            -----------  ------------
   Leasehold improvements.. $   17,923    $   22,867
   Furniture, fixtures and
    equipment..............     50,490        50,082
                            ----------    ----------
                                68,413        72,949
   Less accumulated depre-
    ciation and amortiza-
    tion...................    (41,727)      (40,871)
                            ----------    ----------
                            $   26,686    $   32,078
                            ==========    ==========

NOTE 5--IMPAIRMENT OF INTANGIBLE ASSETS

  As discussed in Note 15, the Company was sold to an unaffiliated group of investors effective on October 10, 1996. The proceeds from the sale of $1,300,000,000 were insufficient to recover the net asset value of the Company on the date of the disposition, and were insufficient to repay the bank debt and related accrued interest due to Credit Lyonnais (see Note 6). In accordance with SFAS No. 121, the Company recorded a charge of $404,409,000 to write off its remaining investment in the film distribution organization (see Note 2) and a charge of $159,420,000 to reduce its investment in goodwill to net realizable value during the period ended October 10, 1996.

NOTE 6--BANK AND OTHER DEBT

  Bank and other debt is summarized as follows (in thousands):

                            OCTOBER 10,  DECEMBER 31,
                               1996          1995
                            -----------  ------------
   Senior Facility......... $  390,000    $  339,000
   CL Facility.............    298,936       333,926
   Term Loan...............    539,760       539,504
   Capitalized lease obli-
    gations and other
    borrowings.............        803         4,886
                            ----------    ----------
                            $1,229,499    $1,217,316
                            ==========    ==========

  Senior Facility. On September 16, 1994, the Company obtained from a syndicate of banks a $450,000,000 senior secured credit facility, as amended (the "Senior Facility"). Borrowings under the Senior Facility bear interest at 2.25% over the three-month LIBOR (7.78% at October 10, 1996), subject to adjustment under certain conditions. Borrowings outstanding under the Senior Facility prior to extinguishment (see Note 15) as of October 10, 1996 were $390,000,000.

  CL Facility. On September 14, 1994, the Company obtained a $400,000,000 credit facility (the "CL Facility") from Credit Lyonnais, a portion of which was used to retire a previously outstanding $190,000,000 credit facility with CLBN. Borrowings under the CL Facility bear interest at 0.25% over the three-month LIBOR (5.78% at October 10, 1996). The principal amount outstanding at October 10, 1996 prior to extinguishment (see Note 15) was $298,936,000.

                       METRO-GOLDWYN-MAYER STUDIOS INC.

  Term Loan. Prior to April, 1993, the Company was financed under two credit facilities with CLBN (the "CLBN Facilities"). As of September 14, 1994, all of the Company's outstanding borrowings under the CLBN Facilities, together with accrued interest of $67,290,000, were converted into a term loan (the "Term Loan"). The Term Loan bears interest at 0.25% over the three-month LIBOR (5.78% at October 10, 1996). The principal amount outstanding at October 10, 1996 prior to extinguishment (see Note 15) was $539,760,000.

  The Company's borrowings under the Senior Facility, the CL Facility and the Term Loan are secured by all the assets of the Company. The security interests under the CL Facility and the Term Loan are subordinate to the Senior Facility. The Senior Facility contains various covenants including limitations on dividends, capital expenditures and indebtedness, and the maintenance of certain financial ratios.

  The Senior Facility, CL Facility and Term Loan aggregating $1,379,797,000, including accrued interest, were extinguished on October 10, 1996 upon the sale of the Company (see Notes 7 and 15). At that time, the Company obtained $800,000,000 in Senior Secured Credit Facilities to partially finance the acquisition of the Company and to provide for ongoing operations of the Company.

  Lease and other borrowings. The capitalized lease obligations relate principally to computer equipment financing at interest rates of approximately 10%.

  Maturity schedule. Credit facilities, lease and other borrowings are scheduled to mature as follows (in thousands):

   October 10, 1996.................................................. $1,228,696
   December 31, 1996.................................................          6
   December 31, 1997.................................................        788
   December 31, 1998.................................................          9
                                                                      ----------
                                                                      $1,229,499
                                                                      ==========

NOTE 7--STOCKHOLDER'S EQUITY

  Capital Contributions. Pursuant to the terms of the sale of the Company, the proceeds from the transaction were insufficient to repay the entire bank debt and accrued interest due to Credit Lyonnais as of October 10, 1996. Accordingly, the deficit of $79,798,000 has been accounted for as a contribution of capital from the parent in the accompanying financial statements.

  Additionally, an affiliate of Credit Lyonnais has agreed to pay bonuses of $19,641,000 to certain executives of the Company due upon the sale of the Company (see Note 15). Accordingly, the Company has recorded compensation expense and a corresponding contribution to capital of $9,641,000 during the period ended October 10, 1996 and $10,000,000 during the year ended December 31, 1995, respectively.

  Upon commencement of the CL Facility in 1994 (see Note 6), CLBN agreed to waive $16,794,000 in accrued interest charges on the Company's credit facilities for the period from January 1, 1994 through September 14, 1994. Accordingly, the Company has included this amount as a contribution to paid-in capital in the consolidated financial statements.

                       METRO-GOLDWYN-MAYER STUDIOS INC.

NOTE 8--INCOME TAXES

  The Company's domestic and foreign tax liability balances consist of the following (in thousands):

                                                        OCTOBER 10, DECEMBER 31,
                                                           1996         1995
                                                        ----------- ------------
   Current.............................................   $27,313     $58,900
   Deferred............................................       --          --
                                                          -------     -------
                                                          $27,313     $58,900
                                                          =======     =======

  Prior to December 30, 1993, the assets and operations of the Company had been held by MGM Group Holdings. On that date, pursuant to a financial restructuring program approved by the Company's Board of Directors, substantially all the assets and operations of MGM Group Holdings, other than certain litigation claims and deferred tax assets, were transferred to the Company. At the same time, the Company assumed all of the liabilities of MGM Group Holdings other than (i) certain litigation liabilities; (ii) certain deferred tax liabilities; and (iii) certain of the outstanding indebtedness of MGM Group Holdings owing to General Bank Nederland N.V. (formerly Credit Lyonnais Bank Nederland B.V. or "CLBN"), an affiliate of Credit Lyonnais. Under the tax sharing agreement arising out of the restructuring, the Company is deemed to have tax basis in the transferred assets and liabilities equal to the book values at the date of the restructuring. The deferred tax liabilities and assets for the temporary differences between book value and tax basis of assets and liabilities transferred to the Company are recorded by MGM Group Holdings.

  Pursuant to the tax sharing agreement, the Company computes its income tax provision and corresponding deferred tax liabilities and assets, net of a valuation allowance, on a separate tax return basis, modified as discussed above with respect to the tax basis of assets transferred in the restructuring, and further modified to reflect the allocation to the Company of any tax benefits recognized by the consolidated filing group to the extent that the Company's losses in the current period reduce the current or deferred income taxes payable.

  Management believes certain of the Company's deferred tax assets are more likely than not to be realized. For deferred tax assets which do not meet that standard, a valuation allowance is applied. At October 10, 1996, management has determined that $69,161,000 of deferred tax assets related to assets and liabilities existing at the time of restructuring do not satisfy the recognition criteria set forth in SFAS No. 109. Similarly, deferred tax assets of $270,427,000 related to the period after the restructuring have been determined not to satisfy the recognition criteria. Accordingly, a valuation allowance has been recorded by the Company for these amounts.

                       METRO-GOLDWYN-MAYER STUDIOS INC.

  The tax effects of temporary differences between book value and tax bases of assets and liabilities transferred to the Company in the restructuring (for which the deferred tax benefits are recorded by MGM Group Holdings) are as follows (in thousands):

                                                        OCTOBER 10, DECEMBER 31,
                                                           1996         1995
                                                        ----------- ------------
   Deferred tax (assets):
     Film revenue......................................  $ (25,678)  $ (66,153)
     Reserves/investments..............................    (86,872)   (121,320)
     Participations and residuals payable..............     (6,208)     (8,174)
     Net miscellaneous assets..........................     (6,707)    (17,289)
                                                         ---------   ---------
       Subtotal gross tax (assets).....................   (125,465)   (212,936)
     Valuation allowance...............................     69,161      61,650
                                                         ---------   ---------
       Total tax (assets)..............................  $ (56,304)  $(151,286)
                                                         ---------   ---------
   Deferred tax liabilities:
     Film distribution system..........................  $     --    $ 161,321
     Film and television costs.........................     56,304      67,261
     Net miscellaneous liabilities.....................        --          --
                                                         ---------   ---------
       Total tax liabilities...........................  $  56,304   $ 228,582
                                                         ---------   ---------
   Net deferred tax liability..........................  $     --    $  77,296
                                                         =========   =========

  The net operating loss carryforwards of MGM Group Holdings are in excess of the net deferred tax liabilities for the temporary differences related to assets and liabilities transferred to the Company.

  The tax effects of temporary differences and carryforwards arising after the restructuring date which give rise to deferred tax assets and liabilities for 1996 and 1995 are as follows (in thousands):

                                                        OCTOBER 10, DECEMBER 31,
                                                           1996         1995
                                                        ----------- ------------
   Deferred tax (assets):
     Film and television costs.........................  $(109,302)  $ (33,526)
     Miscellaneous liabilities.........................    (53,425)    (36,185)
     Investment tax credit carryforwards...............    (12,836)    (16,575)
     Net operating loss carryforwards..................   (116,417)    (50,429)
                                                         ---------   ---------
       Subtotal gross tax (assets).....................   (291,980)   (136,715)
     Valuation allowance...............................    270,427      36,308
                                                         ---------   ---------
       Total tax (assets)..............................    (21,553)   (100,407)
   Deferred tax liabilities
     Film revenue......................................     17,153      96,007
                                                         ---------   ---------
       Total tax liabilities...........................     17,153      96,007
                                                         ---------   ---------
   Net deferred tax (asset)............................  $  (4,400)  $  (4,400)
                                                         =========   =========

  Under the terms of the tax sharing agreement discussed above, the deductible temporary differences of the Company which originate after the restructuring date are available to be used against the deferred tax liability retained by MGM Group Holdings.

                       METRO-GOLDWYN-MAYER STUDIOS INC.

  As of October 10, 1996, the Company and its subsidiaries had net operating loss carryforwards of $268,888,000, capital loss carryforwards of $29,616,000 and investment tax credit carryforwards of $12,836,000, before adjustments for the effect of the tax sharing agreement, which expire through 2010. These carryforwards are available for use in the U.S. consolidated tax return group, of which the Company is a member, and are subject to the tax sharing agreement between the Company and MGM Group Holdings. A portion of these losses are subject to substantial limitations on utilization because of various income tax rules.

  Details of the provision for income taxes are as follows (in thousands):

                                         PERIOD ENDED  YEAR ENDED   YEAR ENDED
                                         OCTOBER 10,  DECEMBER 31, DECEMBER 31,
                                             1996         1995         1994
                                         ------------ ------------ ------------
Current taxes:
  Foreign taxes.........................  $     273     $   935      $  8,277
Deferred taxes:
  Federal and state taxes (benefit).....   (241,630)      1,997       (26,130)
  Adjustment for change in enacted tax
   rate.................................        --          --            --
  Adjustment for change in valuation
   allowance............................    241,630      (1,997)       21,730
                                          ---------     -------      --------
    Total tax provision.................  $     273     $   935      $  3,877
                                          =========     =======      ========

  Tax expense for 1994 reflects a $4,400,000 deferred tax benefit arising from the carryforward and use by MGM Group Holdings of a portion of the Company's current year net operating losses. As a result, the Company has recorded a corresponding $4,400,000 receivable from MGM Group Holdings.

  The following is a summary reconciliation of the effective tax rate to the assumed federal tax rate:

                                         PERIOD ENDED  YEAR ENDED   YEAR ENDED
                                         OCTOBER 10,  DECEMBER 31, DECEMBER 31,
                                             1996         1995         1994
                                         ------------ ------------ ------------
Assumed federal tax rate on loss........     (35)%        (35)%        (35)%
Goodwill and other permanent
 differences............................       8 %          3 %          3 %
Foreign taxes, net of available federal
 tax benefit............................       1 %         (2)%          5 %
Loss carryforward not benefited.........      27 %         35 %         29 %
                                             ---          ---          ---
  Effective tax rate....................       1 %          1 %          2 %
                                             ===          ===          ===

  The Company has various foreign subsidiaries formed or acquired to produce or distribute motion pictures outside the United States. In the opinion of management, the earnings of these subsidiaries are not permanently invested outside the United States. Pursuant to APB 23, tax expense has accordingly been provided for these unremitted earnings.

  Federal income tax returns for the periods ended through March 25, 1986 have been examined by the Internal Revenue Service. In the opinion of management, any adjustments which may result from the examination of subsequent periods for which the Company is responsible will not have a material effect on the Company's consolidated financial position or results of operations.

NOTE 9--RETIREMENT PLANS

  The Company has a non-contributory retirement plan (the "Basic Plan") covering substantially all regular full-time, non-union employees. Benefits are based on years of service and compensation, as defined.

                       METRO-GOLDWYN-MAYER STUDIOS INC.

  The following table summarizes the funded status of the Basic Plan (in thousands):

                                                        OCTOBER 10, DECEMBER 31,
                                                           1996         1995
                                                        ----------- ------------
Actuarial present value of benefit obligations
 (including vested benefits of $6,880
 and $7,348, respectively)............................    $ 7,870     $ 8,030
                                                          =======     =======
Projected benefit obligations.........................    $ 9,182     $ 9,361
Plan assets at fair value (primarily debt securities).      8,700       6,287
                                                          -------     -------
Projected benefit obligations in excess of plan
 assets...............................................       (482)     (3,074)
Unrecognized net asset as of beginning of year........       (184)       (200)
Unrecognized net (gain) loss..........................       (215)      1,359
Unrecognized prior service cost.......................       (181)       (191)
                                                          -------     -------
Accrued pension liability.............................    $(1,062)    $(2,106)
                                                          =======     =======

  Key assumptions used in the actuarial computations for the reported periods were as follows:

                                                                     1996  1995
                                                                     ----  ----
     Discount rate.................................................. 7.75% 7.00%
                                                                     ====  ====
     Long-term rate of return on assets............................. 7.25% 7.25%
                                                                     ====  ====
     Rate of increase in future compensation levels................. 5.00% 5.00%
                                                                     ====  ====

  The unrecognized net asset is being amortized over the estimated remaining service life of 19.4 years. Domestic pension benefits and expense were determined under the entry age actuarial cost method.

  Pension costs includes the following components (in thousands):

                                         PERIOD ENDED  YEAR ENDED   YEAR ENDED
                                         OCTOBER 10,  DECEMBER 31, DECEMBER 31,
                                             1996         1995         1994
                                         ------------ ------------ ------------
   Service cost.........................    $  854       $ 658        $ 805
   Interest cost on projected benefit
    obligation..........................       570         630          633
   Actual return on plan assets.........      (521)       (797)          24
   Net amortization and deferral........       148         329         (529)
                                            ------       -----        -----
   Net periodic pension cost............    $1,051       $ 820        $ 933
                                            ======       =====        =====

  A significant number of the Company's production employees are covered by union sponsored, collectively bargained multi-employer pension plans. The Company contributed approximately $5,775,000, $11,950,000 and $6,521,000 in 1996, 1995 and 1994, respectively, for such plans. Information from the plans' administrators is not sufficient to permit the Company to determine its share of unfunded vested benefits, if any.

NOTE 10--RELATED PARTY TRANSACTIONS

  See Note 6 regarding the Company's credit arrangements with CLBN and Credit Lyonnais (collectively, the "Bank").

  Interest of approximately $45,000,000, $58,000,000 and $36,000,000 was charged by the Bank during the period ended October 10, 1996 and the years ended December 31, 1995 and 1994, respectively. Of the total

                       METRO-GOLDWYN-MAYER STUDIOS INC.

interest charged during 1994, the Bank waived $16,794,000 representing interest on the Company's credit facilities for the period from January 1, 1994 through September 14, 1994 (see Note 7). Pursuant to the terms of its credit facilities, the Company also paid to the Bank charges related to letters of credit and other fees of approximately $19,000, $52,000 and $278,000, respectively, during these periods.

  The Company has entered into various agreements to develop and produce certain films and television programs with Hometown Films Inc., an entity controlled by Mr. Frank Mancuso, Jr., who is a relative of the Company's Chairman of the Board and Chief Executive Officer. Pursuant to these agreements, the Company paid Hometown Films Inc., approximately $1,582,000 during the period from January 1, 1996 to October 10, 1996 and approximately $633,000 and $444,000 for the years ended December 31, 1995 and 1994, respectively. The agreements provide for additional producer fees and potential profit participations to be paid in the future at terms consistent with comparable development and production agreements with third parties.

  During the period ended October 10, 1996 and the years ended December 31, 1995 and 1994, the Company incurred legal fees of approximately $1,735,000, $2,737,000 and $802,000, respectively, to White & Case, one of whose partners is also a director of the Company.

NOTE 11--FOREIGN OPERATIONS AND EXPORT SALES

  The Company's foreign activities are principally motion picture and television production and distribution in territories outside of the United States and Canada. Net foreign assets and income from subsidiaries operating in foreign countries are not material in relation to consolidated net assets or consolidated net loss.

  Foreign export revenues are revenues earned from motion picture and television films produced in the United States. Export revenues for the period ended October 10, 1996 and the years ended December 31, 1995 and 1994 were as follows (in thousands):

                                          PERIOD ENDED  YEAR ENDED   YEAR ENDED
                                          OCTOBER 10,  DECEMBER 31, DECEMBER 31,
                                              1996         1995         1994
                                          ------------ ------------ ------------
   Europe................................   $215,588     $223,830     $132,003
   Western Hemisphere....................     24,066       29,882       18,745
   Other.................................    102,466       90,274       61,706
                                            --------     --------     --------
                                            $342,120     $343,986     $212,454
                                            ========     ========     ========

NOTE 12--COMMITMENTS AND CONTINGENCIES

  Leases. The Company has operating leases for offices and equipment. Certain property leases include provisions for increases over base year rents as well as for escalation clauses for maintenance and other building operations. Rent expense was approximately $8,500,000, $8,630,000 and $8,008,000 for the period ended October 10, 1996 and the years ended December 31, 1995, and 1994, respectively.

                       METRO-GOLDWYN-MAYER STUDIOS INC.

  Future minimum rental commitments under non-cancelable operating leases as of October 10, 1996 are as follows (in thousands):

   YEAR ENDING DECEMBER 31,
   ------------------------
      1996.............................................................. $ 2,624
      1997..............................................................  10,242
      1998..............................................................   6,666
      1999..............................................................  10,808
      2000..............................................................  11,314
      2001..............................................................   7,437
      Thereafter........................................................   9,813
                                                                         -------
                                                                         $58,904
                                                                         =======

  Employment Agreements. The Company has employment agreements with several principal officers and employees. The agreements provide for minimum salary levels as well as, in some cases, bonuses. In addition, the Company's shareholder is obligated to pay bonuses to certain executives in the event the value of the Company is eventually determined to exceed a defined amount. Based on the sales price of the Company, as described in Note 14, this incentive bonus amounted to $19,641,000. The Company has recorded compensation expense and a corresponding contribution to capital of $9,641,000 for the period ended October 10, 1996 and restated its financial statements for the year ended December 31, 1995 by recording compensation expense and a corresponding contribution to capital of $10,000,000. Certain executives are entitled to terminate their employment agreements upon the sale of the Company.

  Creative Talent Agreements. The Company has entered into contractual agreements for creative talent related to future film production which aggregate approximately $9,449,000 at October 10, 1996. Such amounts are scheduled to be paid through 1997.

  Litigation. The Company, together with other major companies in the filmed entertainment industry, has been subject to numerous antitrust suits brought by various motion picture exhibitors, producers and others. In addition, various legal proceedings involving alleged breaches of contract, antitrust violations, copyright infringement and other claims are now pending, which the Company considers routine to its business activities.

  In the opinion of Company management, any liability under pending litigation is not material in relation to the Company's results of operations.

NOTE 13--SUPPLEMENTARY CASH FLOW INFORMATION

  Total interest paid, net of capitalized interest, was $29,490,000 and $15,416,000 in the period ended October 10, 1996 and the years ended December 31, 1995, respectively. No interest was paid in 1994. Income taxes paid were $17,856,000, $5,140,000 and $5,164,000 in the period ended October 10, 1996 and the years ended December 31, 1995 and 1994, respectively.

  The Company recorded a non-cash contribution of capital of $9,641,000 during the period ended October 10, 1996 and $10,000,000 during the year ended December 31, 1995, respectively, from CDR due to the payment of compensation expense (see Note 12).

                       METRO-GOLDWYN-MAYER STUDIOS INC.

NOTE 14--QUARTERLY FINANCIAL DATA (UNAUDITED)

  Certain quarterly information is presented below (in thousands):

                              FIRST QUARTER OF              SECOND QUARTER OF
                         -----------------------------  ----------------------------
                           1996       1995      1994      1996      1995      1994
                         ---------  --------  --------  --------  --------  --------
Revenues................ $ 286,947  $156,804  $150,115  $308,185  $162,029  $106,613
Operating loss..........   (24,724)  (27,144)  (17,926)  (25,086)  (29,562)  (44,197)
Interest expense, net...    22,361    13,014     5,699    22,725    15,256     6,600
Net loss................   (53,678)  (38,716)  (25,347)  (49,874)  (45,814)  (50,787)
                              THIRD QUARTER OF                    FOURTH QUARTER OF
                         -----------------------------            ------------------
                           1996       1995      1994                1995      1994
                         ---------  --------  --------            --------  --------
Revenues................ $ 317,574  $206,239  $139,572            $335,845  $200,821
Operating loss..........  (626,759)  (27,114)  (34,938)            (18,540)  (38,524)
Interest expense, net...    26,289    17,281     9,378              20,835    12,183
Net loss................  (641,486)  (46,048)  (44,429)            (28,731)  (50,689)

  1996 Quarterly Results. The third quarter of 1996 includes the period from July 1, 1996 to October 10, 1996, the date of the Acquisition. In the third quarter of 1996, the Company recorded a charge of $563,829,000 to write off its remaining investment in the film distribution organization and to reduce its investment in goodwill to net realizable value (see Note 5).

  The 1994 and 1995 interim financial information was not reviewed by the Company's independent accountants in accordance with standards established for such review.

NOTE 15--SUBSEQUENT EVENT

  On October 10, 1996, CDR completed the sale of all of the Company's outstanding stock to Metro-Goldwyn-Mayer Inc. (formerly P&F Acquisition Corp.) an entity formed by Tracinda Corporation, Seven Network Limited and Mr. Frank
G. Mancuso, for $1,300,000,000. In connection with the sale of the Company, Mr. Mancuso has entered into a new five year employment agreement to remain as Chief Executive Officer and Chairman of the Board of Directors of the Company. The acquisition price was financed with equity contributions of $900,000,000 and new bank debt of $400,000,000. The Company obtained $800,000,000 in Senior Secured Credit Facilities to partially finance the acquisition of the Company and to provide for ongoing operations of the Company. The Company's existing bank debt, including the Senior Facility, the CL Facility and the Term Loan (see Note 6), were extinguished upon the closing of the transaction. The acquisition will be accounted for as a purchase.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholder of Orion Pictures Corporation

  We have audited the accompanying consolidated balance sheet of Orion Pictures Corporation and its subsidiaries as of December 31, 1996, and the related consolidated statements of operations, stockholder's equity (capital deficiency) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Orion Pictures Corporation and subsidiaries as of December 31, 1996 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


                                          KPMG Peat Marwick LLP

Los Angeles, California
March 31, 1997

                           ORION PICTURES CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                       DECEMBER 31,  JUNE 30,
                                                           1996        1997
                                                       ------------ -----------
                                                                    (UNAUDITED)
                        ASSETS
                        ------
Cash and cash equivalents.............................  $   2,922    $   1,252
Accounts receivable, net..............................     50,661       45,878
Film and television costs, net........................    252,299      237,558
Property, plant and equipment, net....................     38,470       39,287
Goodwill, net.........................................    132,139      129,439
Other assets..........................................     13,797       12,901
                                                        ---------    ---------
    Total assets......................................  $ 490,288    $ 466,315
                                                        =========    =========
         LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Bank and other debt.................................  $ 269,410    $ 292,434
  Accounts payable and accrued expenses...............     35,489       38,082
  Participations and residuals payable................     62,916       56,657
  Due to Parent.......................................     84,637       85,168
  Deferred revenues...................................     64,912       64,829
                                                        ---------    ---------
    Total liabilities.................................    517,364      537,170
                                                        ---------    ---------
Commitments and contingencies
Stockholder's equity (capital deficiency):
  Common Stock, $.01 par value, authorized, issued and
   outstanding 1,000 shares...........................        --           --
  Additional paid-in capital..........................    350,774      350,774
  Accumulated deficit.................................   (377,850)    (421,629)
                                                        ---------    ---------
    Total shareholder's equity (capital deficiency)...    (27,076)     (70,855)
                                                        ---------    ---------
    Total liabilities and shareholder's equity
     (capital deficiency).............................  $ 490,288    $ 466,315
                                                        =========    =========

          See accompanying notes to consolidated financial statements

                           ORION PICTURES CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                          TWELVE MONTHS SIX MONTHS  SIX MONTHS
                                              ENDED        ENDED       ENDED
                                          DECEMBER 31,   JUNE 30,    JUNE 30,
                                              1996         1997        1996
                                          ------------- ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
Revenues.................................   $165,164     $ 90,910     $62,853
Costs and expenses:
  Cost of rentals and operating expenses.    139,307       99,181      54,834
  Selling, general, and administrative...     24,709       19,302       9,625
  Depreciation and amortization..........      5,555        4,984         596
                                            --------     --------     -------
Operating loss...........................     (4,407)     (32,557)     (2,202)
Interest expense.........................     17,166       11,019       6,823
Interest income..........................       (286)        (197)       (208)
                                            --------     --------     -------
  Interest expense, net..................     16,880       10,822       6,615
Loss before extraordinary items and
 provision for income taxes..............    (21,287)     (43,379)     (8,817)
Provision for income taxes...............      1,000          400         400
                                            --------     --------     -------
Loss before extraordinary items..........    (22,287)     (43,779)     (9,217)
Extraordinary loss on extinguishment of
 debt....................................      4,505          --          --
                                            --------     --------     -------
Net loss.................................   $(26,792)    $(43,779)    $(9,217)
                                            ========     ========     =======


          See accompanying notes to consolidated financial statements

                           ORION PICTURES CORPORATION

      CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY (CAPITAL DEFICIENCY)
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                           COMMON STOCK
                                         ----------------
                                                          ADDITIONAL
                                         NUMBER OF         PAID-IN   ACCUMULATED
                                          SHARES   AMOUNT  CAPITAL     DEFICIT
                                         --------- ------ ---------- -----------
Balance at December 31, 1995...........    1,000    $--    $290,238   $(351,058)
Net loss...............................      --      --         --      (26,792)
Contribution by parent of net assets of
 Motion Picture Corporation of America.      --      --      20,801         --
Contribution by parent of net assets of
 The Samuel Goldwyn Company............      --      --      39,735         --
                                           -----    ----   --------   ---------
Balance at December 31, 1996...........    1,000     --     350,774    (377,850)
Net loss...............................      --      --         --      (43,779)
                                           -----    ----   --------   ---------
Balance at June 30, 1997 (unaudited)...    1,000    $--    $350,774   $(421,629)
                                           =====    ====   ========   =========


          See accompanying notes to consolidated financial statements

                           ORION PICTURES CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                                 (IN THOUSANDS)

                                           TWELVE MONTHS SIX MONTHS  SIX MONTHS
                                               ENDED        ENDED       ENDED
                                           DECEMBER 31,   JUNE 30,    JUNE 30,
                                               1996         1997        1996
                                           ------------- ----------- -----------
                                                         (UNAUDITED) (UNAUDITED)
OPERATIONS:
  Net loss...............................    $ (26,792)   $(43,779)   $ (9,217)
  Adjustments to reconcile loss to cash
   provided by operations:
    Amortization of film costs...........       61,472      53,660      29,418
    Amortization of discount on notes,
     subordinated debt and guarantee.....        2,243       1,039       1,205
    Depreciation and amortization........        5,555       4,984         596
    Loss on early extinguishment of debt.        4,505         --          --
    Payroll charge due to restricted
     stock...............................          528         532         --
    (Increase) decrease in accounts
     receivable..........................       16,122       3,793        (499)
    Increase (decrease) in accounts
     payable.............................          219        (416)     (1,047)
    Increase (decrease) in accrued
     expenses............................          371       4,145      (2,243)
    Accrual of participations and
     residuals...........................       34,255       9,192      17,051
    Payments of participations and
     residuals...........................      (27,364)    (15,451)     (8,141)
    Decrease in deferred revenues........      (20,984)        (83)    (11,514)
                                             ---------    --------    --------
  Cash provided by operations............       50,130      17,616      15,609
                                             ---------    --------    --------
INVESTING ACTIVITIES:
  Investment in film inventories.........      (67,176)    (38,919)    (22,392)
  Additions to property, plant and
   equipment.............................       (3,648)     (3,252)       (587)
  Cash acquired, net of contributions
   from parent...........................          843         --          568
  Other investing activities.............       (4,370)        193         --
                                             ---------    --------    --------
  Cash used in investment activities.....      (74,351)    (41,978)    (22,411)
                                             ---------    --------    --------
FINANCING ACTIVITIES:
  Additions to notes and subordinated
   debt..................................      307,658      36,200      30,400
  Payments on notes and subordinated
   debt..................................     (275,829)    (13,508)    (20,914)
  Payments of deferred financing costs...      (10,700)        --       (7,912)
  Increase (decrease) in due to/from
   parent................................         (270)        --         (220)
                                             ---------    --------    --------
  Cash provided by financing activities..       20,859      22,692       1,354
                                             ---------    --------    --------
Net decrease in cash.....................       (3,362)     (1,670)     (5,448)
Cash and cash equivalents at beginning of
 period..................................        6,284       2,922       6,284
                                             ---------    --------    --------
Cash and cash equivalents at end of
 period..................................    $   2,922    $  1,252    $    836
                                             =========    ========    ========

          See accompanying notes to consolidated financial statements

                          ORION PICTURES CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INFORMATION AT JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND
                              1996 ARE UNAUDITED)

1. BASIS OF PRESENTATION, DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

  The accompanying consolidated financial statements include the accounts of Orion Pictures Corporation, a Delaware corporation, and its subsidiaries, most of which are wholly-owned (the "Company") and reflect the acquisitions of the Samuel Goldwyn Company and the Motion Picture Corporation of America each effective as of July 2, 1996.

  As permitted by Statement of Financial Accounting Standards ("SFAS") No. 53, "Financial Reporting by Producers and Distributors of Motion Pictures", the Company has presented unclassified consolidated balance sheets as of December 31, 1996 and June 30, 1997. The Company is a wholly-owned subsidiary of Metromedia International Group Inc. ("MIG").

 Unaudited Information as of June 30, 1997 and 1996

  The accompanying unaudited consolidated financial statements as of June 30, 1997 and 1996 reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position of the Company as of June 30, 1997 and the results of its operations and cash flows for the six months ended June 30, 1997 and 1996. Such adjustments consist only of normal recurring items. Interim results are not necessarily indicative of results for a full year.

DESCRIPTION OF THE BUSINESS

  The business activities of the Company constitute a single business segment, entertainment, which includes the financing, production and distribution of theatrical motion pictures and television programming as well as the operation of a theatre circuit. Theatrical motion pictures are produced initially for exhibition in theaters. Initial theatrical release generally occurs in the United States and Canada. Foreign theatrical exhibition generally begins within the first year after initial release. Home video distribution in all territories usually begins six to twelve months after theatrical release in that territory, with pay television exploitation beginning generally six months after initial home video release. Exhibition of the Company's product on network and on other free television outlets begins generally three to five years from the initial theatrical release date in each territory.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of Orion Pictures Corporation and its subsidiaries, most of which are wholly-owned. All significant intercompany transactions and accounts have been eliminated.

 Cash and Cash Equivalents

  Cash equivalents consists of highly liquid instruments with original maturities of three months or less.

REVENUE RECOGNITION

  Revenue from the theatrical distribution of films is recognized as the films are exhibited. The Company's home video revenue, less a provision for returns, is recognized when the video cassettes are shipped. Distribution

                          ORION PICTURES CORPORATION

 (INFORMATION AT JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND
                              1996 ARE UNAUDITED)

of the Company's films to the home video markets in foreign countries is generally effected through subdistributors who control various aspects of distribution. When the terms of sale to such subdistributors include the receipt of nonrefundable guaranteed amounts by the Company, revenue is recognized when the film is available to the subdistributors for exhibition or exploitation and other conditions of sale are met. When the arrangements with such subdistributors call for distribution of the Company's product without a minimum amount guaranteed to the Company, such sales are recognized when the Company's share of the income from exhibition or exploitation is earned.

  Revenue from the licensing of the Company's product to networks, basic and pay cable companies and independent television stations or groups of stations in the United States and Canada as well as in foreign territories is recognized when the license period begins and when certain other conditions are met. Such conditions include the availability of such product for broadcast by the licensee.

 Film Inventories and Cost of Rentals

  Except for purchase accounting adjustments, theatrical and television program inventories consist of direct production costs, production overhead and capitalized interest, print and exploitation costs, less accumulated amortization. Film inventories are stated at the lower of unamortized cost or estimated net realizable value. Selling costs and other distribution costs are charged to expense as incurred.

  Film inventories and estimated total costs of participations and residuals are charged to cost of rentals under the individual film forecast method in the ratio that current period revenue recognized bears to management's estimate of total gross revenue to be realized. Such estimates are re-evaluated quarterly in connection with a comprehensive review of the Company's inventory of film product, and estimated losses, if any, are provided for in full. Such losses include provisions for estimated future distribution costs and fees as well as participation and residual costs expected to be incurred.

 Property, Plant and Equipment

  Except for purchase accounting adjustments, buildings, property, equipment, furniture and fixtures are carried at cost and depreciated over their estimated useful lives. Generally depreciation is provided on the straight-line method. The estimated useful life of buildings is approximately 25 years, and for equipment, furniture and fixtures approximately three to seven years. Theatre leasehold interests and leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful lives of the improvements or the terms of the respective leases. Maintenance and repairs are expensed as incurred.

 Goodwill

  Goodwill has been recognized for the excess of the purchase price over the value of the identifiable net assets acquired. Such amount is being amortized over 25 years using the straight-line method. Accumulated amortization of goodwill was $2.9 million and $5.7 million at December 31, 1996 and June 30, 1997, respectively.

  Management continuously monitors and evaluates the realizability of recorded intangibles to determine whether their carrying values have been impaired. In evaluating the value and future benefits of intangible assets, their carrying value is compared to management's best estimate of undiscounted future cash flows over the remaining amortization period. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. The Company believes that the carrying value of the recorded intangibles is not impaired.

                          ORION PICTURES CORPORATION

 (INFORMATION AT JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND
                              1996 ARE UNAUDITED)

 Income Taxes

  The Company accounts for income taxes under Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes "Statement 109", whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Financial Instruments

  The estimated fair values of cash, accounts receivable, accounts payable and accrued expenses approximate their carrying values because of the short maturity of these instruments. The carrying value of receivables with maturities greater than one year have been discounted and if such receivables were discounted based on current market rates, the fair value of these receivables would not be materially different than their carrying value. Because the Company's bank debt is a floating interest rate instrument, it is assumed that the carrying value would approximate fair value.

 Use of Estimates

  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Significant estimates are primarily related to ultimate revenues and ultimate costs relating to the Company's film and television properties and the allowance for doubtful accounts. Actual results may differ from estimated amounts.

2. ACQUISITIONS

  On July 2, 1996 MIG consummated its acquisition (the "Goldwyn Merger") of The Samuel Goldwyn Company ("Goldwyn"). Upon consummation of the Goldwyn Merger, Goldwyn was renamed Goldwyn Entertainment Company. Holders of the Goldwyn common stock received .3335 shares of MIG's common stock (the "Common Stock") for each share of Goldwyn Common Stock in accordance with a formula set forth in the Agreement and Plan of Merger relating to the Goldwyn Merger ("the Goldwyn Merger Agreement"). Pursuant to the Goldwyn Merger, MIG issued 3,130,277 shares of Common Stock. Goldwyn is a producer and distributor of motion pictures and television product and has a film and television library of over 850 titles. In addition, Goldwyn owns Landmark Theatre Corporation, which the Company believes is the leading specialized theatre circuit in the Unites States with 138 screens. The purchase price, including stock options and transaction costs, related to the Goldwyn Merger was approximately $43.8 million.

  Also on July 2, 1996, MIG consummated its acquisition (the "MPCA Merger," together with the Goldwyn Merger, the "July 2 Mergers") of Motion Picture Corporation of America ("MPCA"). In connection with the MPCA Merger, MIG (i) issued 1,585,592 shares of Common Stock to MPCA's stockholders, and (ii) paid such stockholders approximately $1.2 million in additional consideration, consisting of promissory notes. The purchase price, including transaction costs, related to the acquisition of MPCA was approximately $21.9 million.

  The purchases of Goldwyn and MPCA have been recorded by MIG in accordance with the purchase method of accounting for business combinations. The purchase price to acquire both Goldwyn and MPCA were allocated

                          ORION PICTURES CORPORATION

 (INFORMATION AT JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND
                              1996 ARE UNAUDITED)

to the net assets acquired according to management's estimate of their respective fair values and resulted in $125.5 million of goodwill. Following the consummation of the July 2 Mergers, MIG contributed its interests (at MIG's net book value) in Goldwyn and MPCA to Orion with Goldwyn and MPCA becoming wholly owned subsidiaries of Orion. The results of those purchased businesses have been included in the accompanying consolidated financial statements from July 2, 1996, the date of the acquisition. The following net assets were contributed by MIG (in thousands):

                                                             GOLDWYN     MPCA
                                                            ---------  --------
     Assets acquired....................................... $ 178,352  $ 67,790
     Liabilities assumed...................................  (133,331)  (46,989)
     Due to Parent.........................................    (5,286)      --
                                                            ---------  --------
     Net assets contributed................................ $  39,735  $ 20,801
                                                            =========  ========

  The following unaudited proforma information illustrates the effect of the July 2 Mergers on revenues and net loss for calendar 1996 and assumes that the July 2 Mergers occurred at the beginning of the period and does not account for refinancing of certain indebtedness of Goldwyn and MPCA debt as discussed above (in thousands):

                                                                    DECEMBER 31,
     YEAR ENDED                                                         1996
     ----------                                                     ------------
     Revenues......................................................   $230,196
     Net loss......................................................   $(37,672)

3. ACCOUNTS RECEIVABLE, PARTICIPATION AND RESIDUALS PAYABLE, AND DEFERRED
REVENUES

  Accounts receivable consists primarily of trade receivables due from film distribution, including theatrical, home video, basic cable and pay television, network, television syndication, and other licensing sources which have payment terms generally covered under contractual arrangements. Of the total accounts receivable as of December 31, 1996, $30.4 million is expected to be collected during the twelve months ended December 31, 1997. Accounts receivable is stated net of an allowance for doubtful accounts of $11.6 million and $13.6 million at December 31, 1996 and June 30, 1997, respectively.

  The Company has entered into contracts for licensing of theatrical and television product to the pay cable, home video and free television markets, for which the revenue and the related accounts receivable will be recorded in future periods when the films are available for broadcast or exploitation. These contracts, net of advance payments received and recorded in Deferred revenues, as described below, aggregated approximately $175.0 million at December 31, 1996. Included in this amount is $61.5 million of license fees for which the revenue and the related accounts receivable will be recorded only as if the Company is able to successfully produces or acquires new product under the restrictions of the Plan.

  Approximately $4.8 million and $4.6 million was payable to an officer of a subsidiary of the Company and was included in participation and residuals payable as of December 31, 1996 and June 30, 1997, respectively. The executive is also entitled to future participations (limited to annual maximum payments) on certain Goldwyn titles.

  Deferred revenues consist principally of advance payments received on pay cable, home video and other television contracts for which the films are not yet available for broadcast or exploitation.

                          ORION PICTURES CORPORATION

 (INFORMATION AT JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND
                              1996 ARE UNAUDITED)

4. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consists of the following (in thousands):

                                                        DECEMBER 31,  JUNE 30,
                                                            1996        1997
                                                        ------------ -----------
                                                                     (UNAUDITED)
     Land and buildings................................   $ 7,461      $ 7,461
     Theatre leasehold interests.......................    18,633       19,301
     Leasehold improvements............................     7,678        8,685
     Equipment, furniture and fixtures.................     8,535        9,916
                                                          -------      -------
                                                           42,307       45,363
     Accumulated depreciation..........................    (3,837)      (6,076)
                                                          -------      -------
                                                          $38,470      $39,287
                                                          =======      =======

4. FILM AND TELEVISION COSTS, NET

  Film and television costs, net of amortization, are summarized as follows (in thousands):

                                                        DECEMBER 31,  JUNE 30,
                                                            1996        1997
                                                        ------------ -----------
                                                                     (UNAUDITED)
     Theatrical and television product released........   $193,391    $186,214
     Completed not released............................      8,255       3,730
     In process and development........................     50,653      47,614
                                                          --------    --------
                                                          $252,299    $237,558
                                                          ========    ========

  Orion had, in prior years, made substantial write-offs to its released product. As a result, approximately one-half of the gross cost of film inventories currently in release are stated at estimated net realizable value and will not result in the recording of gross profit upon the recognition of related revenues in future periods. As of December 31, 1996, approximately 62% of the unamortized balance of film inventories will be amortized within the next three-year period based upon the Company's revenue estimates at that date.

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

  Accounts payable and accrued expenses consists of the following (in thousands):

                                                                    DECEMBER 31,
                                                                        1996
                                                                    ------------
     Accounts payable..............................................   $ 6,584
     Accrued salaries and wages....................................     2,354
     Accrued taxes.................................................    10,128
     Accrued interest..............................................     1,110
     Accrued distribution costs....................................     7,742
     Other.........................................................     7,571
                                                                      -------
                                                                      $35,489
                                                                      =======

                          ORION PICTURES CORPORATION

 (INFORMATION AT JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND
                              1996 ARE UNAUDITED)

6. BANK AND OTHER DEBT

  Bank and other debt is comprised of the following (in thousands):

                                                       DECEMBER 31,  JUNE 30,
                                                           1996        1997
                                                       ------------ -----------
                                                                    (UNAUDITED)
     Notes payable to banks under Credit, Security &
      Guaranty Agreement..............................   $247,500    $276,200
     Capital leases, other guarantees and notes
      payable, net of unamortized discounts of $2,699
      and $2,346, respectively........................     21,910      16,234
                                                         --------    --------
     Total notes payable..............................   $269,410    $292,434
                                                         ========    ========

  On July 2, 1996, the Company entered into the Orion credit facility with Chemical Bank ("Chemical"), as agent for a syndicate of lenders, pursuant to which the lenders provided to Orion and its subsidiaries a $300 million credit facility ("the Orion Credit Facility"). The $300 million facility consists of a secured term loan of $200 million (the "Term Loan") and a revolving credit facility of $100 million, including a $10 million letter of credit subfacility, (the "Revolving Credit Facility"). Proceeds from the Term Loan and $24 million of the Revolving Credit Facility were used to refinance Orion's, Goldwyn's and MPCA's existing indebtedness.

  Borrowings under the Orion Credit Facility which do not exceed the "borrowing base," as defined in the agreement will bear interest at Orion's option at a rate of LIBOR plus 2 1/2% or Chemical's alternative base rate plus 1 1/2%, and borrowings in excess of the borrowing base, which have the benefit of the guarantee referred to below, will bear interest at Orion's option at a rate of LIBOR plus 1% or Chemical's alternative base rate. The Term Loan has a final maturity date of June 30, 2001 and will amortize in 20 equal quarterly installments of $7.5 million commencing on September 30, 1996, with the remaining principal amount due at the final maturity date. If the outstanding balance under the Term Loan exceeds the borrowing base, the Company will be required to pay down such excess amount. The Term Loan and the Revolving Credit Facility are secured by a first priority lien on all of the stock of Orion and its subsidiaries and on substantially all of Orion's assets, including its accounts receivable and film and television libraries. Amounts outstanding under the revolving Credit Facility in excess of the applicable borrowing base are also guaranteed jointly and severally by Metromedia Company, and John W. Kluge, its general partner. To the extent the borrowing base exceeds the amount outstanding under the Term Loan, such excess will be used to support the Revolving Credit Facility so as to reduce the exposure of the guarantors under such facility.

  The Orion Credit Facility contains customary covenants including limitations on the issuance of additional indebtedness and guarantees, on the creation of new liens, development costs and budgets for films, the aggregate amount of unrecouped print and advertising costs Orion may incur, on the amount of Orion's leases, capital and overhead expenses (including specific limitations on Orion's theatrical exhibition subsidiary's capital expenditures), prohibitions on the declaration of dividends or distributions by Orion (except as defined in the agreement), limitations on merger or consolidation of Orion or the sale by Orion of any substantial portion of its assets or stock and restrictions on Orion's line of business, other than activities relating to the production, distribution and exhibition of entertainment product. Orion's Credit Facility also contains financial covenants, including requiring maintenance by Orion of certain cash flow and operational ratios.

  The Revolving Credit Facility contains certain events of default, including nonpayment of principal or interest on the facility, the occurrence of a "change of control" (as defined in the agreement) or an assertion by the guarantors of such facility that the guarantee of such facility is unenforceable. The Term Loan portion of

                          ORION PICTURES CORPORATION

 (INFORMATION AT JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND
                              1996 ARE UNAUDITED)
Orion's Credit Facility also contains a number of customary events of default, including non-payment of principal and interest and the occurrence of a "change of management" (as defined in the agreement), violation of covenants, falsity of representations and warranties in any material respect, certain cross-default and cross-acceleration provisions, and bankruptcy or insolvency of Orion or its material subsidiaries.

  In connection with the July 2, 1996 refinancing of the Orion Credit Facility, Orion expensed deferred financing costs associated with old debt and recorded an extraordinary loss of approximately $4.5 million.

  During calendar 1996 and the six months ended June 30, 1997 and 1996, $18.4 million, $12.6 million and $6.8 million, respectively, of interest costs were incurred of which $1.2 million, $1.6 million and $.2 million, respectively, were capitalized to film inventories. Cash utilized for the payment of interest during calendar 1996, and the six months ended June 30, 1997 and 1996, was $16.5 million, $10.0 million and $6.7 million, respectively.

  Aggregate annual repayments of long-term debt, excluding capital leases and debt discounts, over the next five years and thereafter are as follows as of December 31, 1996 (in thousands):

     1997.............................................................. $ 38,421
     1998..............................................................   32,489
     1999..............................................................   31,660
     2000..............................................................   31,666
     2001..............................................................  129,423
     Thereafter........................................................    2,679

7. STOCKHOLDER'S EQUITY

  In connection with the July 2 Mergers, MIG contributed $60.5 million (MIG's net book value, excluding $5.3 million of the purchase price which became payable to MIG) of assets to the Company including substantially all of the operations of Goldwyn and MPCA.

8. INCOME TAXES

  The provision for income taxes for calendar 1996 and for the six months ended June 30, 1997 and 1996, all of which is current, consists of the following (in thousands):

                                                         SIX MONTHS  SIX MONTHS
                                             YEAR ENDED     ENDED       ENDED
                                            DECEMBER 31,  JUNE 30,    JUNE 30,
                                                1996        1997        1996
                                            ------------ ----------- -----------
                                                         (UNAUDITED) (UNAUDITED)
     Federal...............................    $  --        $--         $--
     State and local.......................       100        100         100
     Foreign...............................       900        300         300
                                               ------       ----        ----
     Current...............................     1,000        400         400
     Deferred..............................       --         --          --
                                               ------       ----        ----
     Total.................................    $1,000       $400        $400
                                               ======       ====        ====

                          ORION PICTURES CORPORATION

 (INFORMATION AT JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND
                              1996 ARE UNAUDITED)

  Such provision has been allocated to Loss before extraordinary items and Extraordinary losses as follows (in thousands):

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                        1996
                                                                    ------------
     Loss before extraordinary items...............................    $1,000
     Extraordinary loss............................................       --
                                                                       ------
                                                                       $1,000
                                                                       ======

  The federal income tax portion of the provision for income taxes includes the benefit of state income taxes provided. The Company recognizes investment tax credits on the flow-through method.

  State and local income tax expense for the year ended December 31, 1996 includes an estimate for franchise and other state tax levies required in jurisdictions which do not permit the utilization of the Company's calendar 1996 operating losses to mitigate such taxes.

  Foreign tax expense for the year ended December 31, 1996 reflects estimates of withholding and remittance taxes. Cash utilized for the payment of income taxes during 1996, the six months ended June 30, 1997 and 1996, was $0.7 million, $0.3 million and $0.4 million, respectively.

  Effective March 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires a change to the "assets and liability method" of accounting for income taxes from the "deferred method" of accounting for income taxes which was required under Accounting Principles Board Opinion No. 11 ("APB 11"). Under SFAS 109, deferred tax assets and liabilities are recognized with respect to the tax consequences attributable to differences between the financial statement carrying values and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which these temporary differences are expected to be recovered or settled. Further, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under the deferred method, deferred taxes were not adjusted for subsequent changes in tax rates.

                          ORION PICTURES CORPORATION

 (INFORMATION AT JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND
                              1996 ARE UNAUDITED)

  The Company's results of operations was not impacted by the change in method of accounting for income taxes resulting from the adoption of SFAS 109 in the current year. Deferred income taxes at December 31, 1996 reflects the impact of "temporary differences" between assets and liabilities for financial reporting purposes and their carrying values as measured by tax laws. The temporary differences and carryforwards which give rise to deferred tax assets and (liabilities) as of December 31, 1996 are as follows (in thousands):

                                                                    DECEMBER 31,
                                                                        1996
                                                                    ------------
     Net operating loss carryforward...............................  $ 180,000
     Deferred revenues.............................................     29,183
     Investment credit carryforward................................     25,000
     Allowance for doubtful accounts...............................      4,640
     Reserves......................................................      1,020
     Depreciation..................................................     (5,505)
     Other deferred tax assets.....................................      7,782
     Film costs....................................................    (29,412)
     Shares payable................................................     21,228
     Other deferred tax liabilities................................       (132)
     Notes and debentures..........................................     (1,080)
                                                                     ---------
     Subtotal before valuation allowance...........................    232,724
     Valuation allowance...........................................   (232,724)
                                                                     ---------
     Deferred taxes................................................  $     --
                                                                     =========

  The net change in the total valuation allowance for the year ended December 31, 1996 was a decrease in the allowance of approximately $45 million.

  The Company's provision for income taxes for the year ended December 31, 1996 differs from the provision that would have resulted from applying the federal statutory rates to loss before provision for income taxes. The reasons for these differences are explained in the following table (in thousands):

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                        1996
                                                                    ------------
     Benefit based upon federal statutory rate of 35%..............   $(7,450)
     State taxes, net of federal benefit...........................        65
     Foreign taxes in excess of federal credit.....................       900
     Non-deductible direct expenses of chapter 11 filing...........        76
     Current year operating loss not benefited.....................     6,302
     Amortization of goodwill......................................     1,017
     Extraordinary loss on early extinguishment of debt............    (1,577)
     Reduction of extraordinary loss not benefited.................     1,577
     Other, net....................................................        90
                                                                      -------
     Provision for income taxes....................................   $ 1,000
                                                                      =======

  At December 31, 1996, the Company had available net operating loss carryforwards and unused investment tax credits of approximately $450 million and $25 million, respectively, which can reduce future federal income taxes. The Company is included in the consolidated federal income tax return filed by its parent MIG and

                          ORION PICTURES CORPORATION

 (INFORMATION AT JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND
                              1996 ARE UNAUDITED)
utilization of the available net operating loss carryforwards and unused investment tax credits is limited. If not utilized, these carryforwards and credits will begin to expire in 2005 and 1997, respectively. Of the $450 million loss carryforward, the amount that can be utilized to offset MIG consolidated taxable income is limited to $11.9 million per year due to the change in ownership associated with the merger of the former Orion Pictures Corporation with The Actava Group Inc. (renamed Metromedia International Group Inc. ("MIG")), Metromedia International Telecommunications, Inc. and MCEG Sterling Incorporated ("MCEG") on November 1, 1995. Unused portions of each year's limitation may be carried forward on a limited basis to increase the limitation in future years. The utilization of additional federal net operating loss carryforwards of approximately $6 million arising after the change in ownership is not limited.

  The provision for taxes for the six months ended June 30, 1997 and 1996 are based, in part, upon estimates of the Company's effective tax rate. The effective tax rate is based upon projected results for a full fiscal year. Only a portion of such provision, are offset by losses from operations, because of certain state and foreign taxes which cannot be mitigated by such losses. In addition, foreign taxes are provided for certain transactions in the period in which they occur.

9. REVENUE DATA

  The Company derives significant revenues from the foreign distribution of its theatrical motion pictures and television programming. The following table sets forth foreign revenues from operations by major geographic area for the last fiscal year (in thousands):

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                        1996
                                                                    ------------
     Canada........................................................   $ 1,996
     Europe........................................................    32,699
     Mexico and South America......................................     3,151
     Asia and Australia............................................     8,669
                                                                      -------
                                                                      $46,515
                                                                      =======

10. COMMITMENTS AND CONTINGENCIES

  The Company is obligated under various operating and capital leases. Total rent expense amounted to $4.4 million in calendar 1996.

  Minimum rental commitments under noncancellable operating leases is set forth in the following table (in thousands):

        YEAR ENDED
     DECEMBER 31, 1996                                                  AMOUNT
     -----------------                                                  -------
       1997............................................................ $ 6,806
       1998............................................................   5,742
       1999............................................................   5,064
       2000............................................................   4,636
       2001............................................................   4,527
       Thereafter......................................................  24,187
                                                                        -------
       Total minimum rental commitments................................ $50,962
                                                                        =======

                          ORION PICTURES CORPORATION

 (INFORMATION AT JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND
                              1996 ARE UNAUDITED)

  Future minimum lease payments under capital leases together with the present value of minimum lease payments consisted of the following at December 31, 1996 (in thousands):

        YEAR ENDED
     DECEMBER 31, 1996                                                  AMOUNT
     -----------------                                                  -------
       1997............................................................ $   870
       1998............................................................     869
       1999............................................................   1,384
       2000............................................................     835
       2001............................................................     540
       Thereafter......................................................   8,751
                                                                        -------
       Total minimum rental commitments................................  13,249
                                                                        =======
       Less amount representing interest...............................  (7,476)
                                                                        -------
       Present value of future minimum lease payments.................. $ 5,773
                                                                        =======

  The Company and certain of its subsidiaries have employment contracts with various officers with remaining terms of up to four and one half years. The Company's remaining aggregate commitment at December 31, 1996 under such contracts is approximately $27.4 million.

  The Company and its subsidiaries are contingently liable with respect to various matters, including litigation in the ordinary course of business and otherwise wherein substantial amounts are claimed. In the opinion of counsel and management, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

11. RETIREMENT AND SAVINGS PLAN

  The Company has a 401(k) defined contribution retirement and savings plan covering all eligible employees who prior to March 1 or September 1, have completed 1,000 hours of service, as defined. Participants may make pretax contributions to the plan of up to 15% of their compensation, as defined, subject to certain limitations as prescribed by the Internal Revenue Code. The Company matches fifty cents for each dollar contributed up to $1,000 per participant per plan year. The Company may make discretionary contributions on an annual basis to the plan. The exact amount of discretionary contributions is decided each year by the Board of Directors. There have been no discretionary contributions since the inception of the plan. Total employer contribution expense for the year ended December 31, 1996 was approximately $123,000.

12. SUBSEQUENT EVENT

  On July 10, 1997, P&F Acquisition Corp. acquired certain entertainment assets of the Company (the "Acquisition") from Metromedia International Group, Inc., the Company's parent, for a total purchase price of $573.0 million, consisting of $560.0 million in cash and $13.0 million in assumed liabilities. In connection with the Acquisition, the Company obtained a new $200.0 million term loan and a $50.0 million revolving credit facility. The term loan and the revolving credit facility will bear interest at LIBOR plus 2.5% and mature on July 10, 2002. The Acquisition will be accounted for as a purchase, and therefore, the assets and liabilities of the Company will be adjusted to their estimated fair market value as of the date of the Acquisition.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Summary...................................................................    3
Risk Factors..............................................................    7
Background of the Company.................................................   16
Use of Proceeds...........................................................   17
Capitalization............................................................   18
Dividend Policy...........................................................   19
Selected Consolidated Financial Data......................................   20
Unaudited Pro Forma Financial Information.................................   22
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   28
The Industry..............................................................   39
Business..................................................................   41
Management................................................................   59
Description of Capital Stock..............................................   73
Ownership of Voting Securities............................................   74
Financing Arrangements....................................................   82
Certain Transactions......................................................   84
Shares Eligible for Future Sale...........................................   88
Underwriting..............................................................   89
Legal Matters.............................................................   93
Experts...................................................................   93
Available Information.....................................................   93
Index to Financial Statements.............................................  F-1

                                ---------------

 UNTIL DECEMBER 7, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               9,000,000 SHARES

                        [LOGO OF METRO-GOLDWYN-MAYER INC.]

                           METRO-GOLDWYN-MAYER INC.

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                              MERRILL LYNCH & CO.

                               J.P. MORGAN & CO.

                           BEAR, STEARNS & CO. INC.

                                  FURMAN SELZ

                               NOVEMBER 12, 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

PROSPECTUS
                                9,000,000 SHARES

                        [LOGO OF METRO-GOLDWYN-MAYER INC.]

                                  COMMON STOCK
                               ----------------
  All of the shares of the common stock, $.01 par value per share (the "Common Stock"), offered hereby are being sold by Metro-Goldwyn-Mayer Inc. ("MGM" or the "Company"). Of the 9,000,000 shares offered by the Underwriters, 1,800,000 shares will be offered initially outside the United States and Canada (the "International Offering") by the International Underwriters and 7,200,000 shares will be offered initially in the United States and Canada (the "U.S. Offering" and, collectively, with the International Offering, the "Offering") by the U.S. Underwriters (collectively, with the International Underwriters, the "Underwriters"). The Company has granted the International Underwriters and the U.S. Underwriters options to purchase up to an additional 216,000 and 864,000 shares, respectively, to cover over-allotments, if any. The public offering price and the underwriting discount per share will be identical for the International Offering and the U.S. Offering. See "Underwriting."


  Prior to the Offering, there has been no public market for the Common Stock. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. All information in this Prospectus gives effect to a recapitalization of the Company occurring immediately prior to the closing of the Offering and consisting of (i) the conversion of each share of the Company's Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock") into one share of the Common Stock (the "Series A Preferred Stock Conversion") and (ii) a subsequent 41.667 for 1 stock split of the Common Stock (the "Stock Split").

  Concurrently with the consummation of the Offering, Tracinda Corporation ("Tracinda") will purchase directly from the Company, at a price per share equal to the per share price to public, less the underwriting discount, 3,978,780 shares of the Common Stock, for an aggregate purchase price of $75 million (the "Tracinda Purchase"). The Underwriters will not participate in, or receive any discount or commission on, the sale of the Common Stock to Tracinda in the Tracinda Purchase.

  The Common Stock has been approved for listing (subject to official notice of issuance) on the New York Stock Exchange (the "NYSE") under the symbol "MGM."

  Following the Offering and the Tracinda Purchase, Tracinda, Seven Network Limited, the directors and officers of the Company and affiliates thereof will beneficially own approximately 86.5% of the Common Stock and, therefore, will be able to control all actions requiring a vote of the stockholders, including the election of directors. The Company does not expect to be profitable for at least several years.

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                       UNDERWRITING PROCEEDS TO
                                       PRICE TO PUBLIC DISCOUNT(1)   COMPANY(2)
--------------------------------------------------------------------------------
Per Share.............................     $20.00         $1.15        $18.85
--------------------------------------------------------------------------------
Total(3)..............................  $180,000,000   $10,350,000  $169,650,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses estimated at approximately $4,650,000 payable by the Company.
(3) The Company has granted the International Underwriters and the U.S. Underwriters options, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 216,000 and 864,000 shares of Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $201,600,000, $11,592,000 and $190,008,000, respectively.
                               ----------------

  Merrill Lynch International is acting as book running lead manager for the Offering. Merrill Lynch International and J.P. Morgan Securities Ltd. are acting as joint lead managers. The shares of the Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the delivery of the shares will be made in New York, New York on or about November 18, 1997.

                               ----------------

MERRILL LYNCH INTERNATIONAL                          J.P. MORGAN SECURITIES LTD.
                              Joint Lead Managers

                               ----------------

BEAR, STEARNS INTERNATIONAL LIMITED                                  FURMAN SELZ

                               ----------------

               The date of this Prospectus is November 12, 1997.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement (the "International Purchase Agreement"), the Company has agreed to sell to each of the Underwriters named below (the "International Underwriters"), and each of the International Underwriters, for whom Merrill Lynch International, J.P. Morgan Securities Ltd., Bear, Stearns International Limited and Furman Selz LLC (the "International Representatives"), severally has agreed to purchase, the number of shares of the Common Stock set forth opposite its name below.

                                                                       NUMBER OF
   UNDERWRITERS                                                         SHARES
   ------------                                                        ---------
   Merrill Lynch International........................................   433,440
   J.P. Morgan Securities Ltd. .......................................   433,440
   Bear, Stearns International Limited................................   433,440
   Furman Selz LLC....................................................   433,440
   Morgan Grenfell & Co. Limited......................................    33,120
   Societe Generale...................................................    33,120
                                                                       ---------
       Total.......................................................... 1,800,000
                                                                       =========

  The Company has also entered into a purchase agreement (the "U.S. Purchase Agreement" and, together with the International Purchase Agreement, the "Purchase Agreements") with certain Underwriters in the United States and Canada (the "U.S. Underwriters"), for whom Merrill Lynch, J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc. and Furman Selz LLC are acting as representatives (the "U.S. Representatives" and, together with the International Representatives, the "Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, the Company has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters have severally agreed to purchase from the Company, an aggregate of 7,200,000 shares of the Common Stock.

  In each Purchase Agreement, the Underwriters named therein have agreed, subject to the terms and conditions set forth in such Purchase Agreement, to purchase all of the shares of the Common Stock being sold pursuant to such Purchase Agreement if any of the shares of the Common Stock being sold pursuant to such Purchase Agreement are purchased. Under certain circumstances under the Purchase Agreements, the purchase commitments of non-defaulting Underwriters may be increased. Each Purchase Agreement provides that the Company is not obligated to sell, and the Underwriters named therein are not obligated to purchase, the shares of the Common Stock under the terms of such Purchase Agreement unless all of the shares of the Common Stock to be sold pursuant to such Purchase Agreement are contemporaneously sold. The sale of shares of the Common Stock to the International Underwriters and the sale of shares of the Common Stock to the U.S. Underwriters are conditioned on each other.

  The International Representatives have advised the Company that the International Underwriters propose to offer the shares of the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $.67 per share of the Common Stock, and that the International Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share of the Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Company has granted options to the International Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 216,000 additional shares of the Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The International Underwriters may exercise these options only to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the International Underwriters exercise these options, each International Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of the Common Stock proportionate to such International Underwriter's initial amount reflected in the foregoing table. The Company has also granted options to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 864,000 additional shares of the Common Stock to cover over-allotments, if any, on terms similar to those granted to the International Underwriters.

  The initial public offering price per share of the Common Stock and the underwriting discount per share of Common Stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

  The Company has been informed that the Underwriters have entered into an agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the International Underwriters and the U.S. Underwriters are permitted to sell shares of the Common Stock to each other.

  Each of the Company, Tracinda, Seven and each member of management has agreed not to sell, offer to sell, grant any options for the sale of, or otherwise dispose of, any shares of the Common Stock or securities convertible into or exchangeable or exercisable for the Common Stock (other than, in the case of the Company, sales pursuant to the exercise of outstanding options) for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch, subject to certain limited exceptions included in the Purchase Agreements.

  The Company has been informed that, under the terms of the Intersyndicate Agreement, the International Underwriters and any dealer to whom they sell shares of the Common Stock will not offer to sell or resell shares of the Common Stock to persons who are U.S. or Canadian persons, or to persons they believe intend to resell to persons who are U.S. or Canadian persons, and the U.S. Underwriters and any bank, broker, or dealer to whom they sell shares of the Common Stock will not offer to sell or resell shares of the Common Stock to non-U.S. persons or to non-Canadian persons or to persons they believe intend to resell to non-U.S. persons or to non-Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement which, among other things, permits the Underwriters to purchase from each other and to offer to resell such number of shares of the Common Stock as the selling Underwriter or Underwriters and the purchasing Underwriter or Underwriters may agree.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  The Common Stock has been approved for listing (subject to official notice of issuance) on the NYSE under the symbol "MGM." In order to meet requirements for listing on the NYSE, the Underwriters have undertaken to sell lots of 100 or more shares of the Common Stock to a minimum of 2,000 beneficial holders.

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more shares of the Common Stock than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing shares of the Common Stock in the open market.

  The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of the Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

  In general, purchases of shares of the Common Stock for the purpose of stabilization or to reduce a short position could cause the price of the Common Stock to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the Common Stock to the extent that it were to discourage resales of the Common Stock.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The Underwriters have reserved for sale, at the initial public offering price, shares of the Common Stock for certain employees, directors, vendors and affiliates of the Company who have expressed an interest in purchasing such shares of Common Stock. Such employees, directors and other persons are expected to purchase, in the aggregate, not more than 5% of the Common Stock offered in the Offering. The number of shares available for sale to the general public in the Offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered to the general public on the same basis as the other shares offered hereby.

  Net proceeds of the Offering will be used to reduce indebtedness under the Amended Credit Facility. An affiliate of J.P. Morgan Securities Inc. serves as an agent for a syndicate of lenders and as a lender under the Company's Amended Credit Facility. Therefore, J.P. Morgan Securities Inc. may be deemed to have an affiliate receiving more than 10 percent of the net proceeds of the Offering. In such circumstances, Rule 2710 of the National Association of Securities Dealers, Inc. ("NASD") requires that initial public offering price be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In addition, Culmen Group, L.P. (an NASD member and a member of the selling group) may be deemed to be an affiliate of the Company under NASD Rule 2720, which provides that, among other things, the initial public offering price must be recommended by a qualified independent underwriter when an NASD member participates in the underwriting of an affiliate's equity securities. Merrill Lynch has served in such role and has recommended a price in compliance with the requirement of NASD Rule 2720. In connection with the Offering, Merrill Lynch, in its role as qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of the Prospectus and the Registration Statement of which this Prospectus forms a part. In addition, the Underwriters may not confirm sales to any discretionary account without the prior written approval of the customer.

  Prior to the Offering, there has been no public market for the shares of Common Stock. The initial public offering price of the Common Stock has been determined through negotiations between the Company and the Representatives. Among the factors considered in such negotiations, in addition to prevailing market conditions, were the current market valuations of publicly traded companies that the Company and Representatives believe to be reasonably comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which the Company will compete, an assessment of the Company's management, the past and present operations of the Company, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

  Each International Underwriter has agreed that (i) it has not offered or sold and, for a period of six months following consummation of the Offering, will not offer or sell any shares of the Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has complied with and will comply with all applicable provisions of the Public

Offers of Securities Regulations 1995 and the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from, or otherwise involving the United Kingdom and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue or sale of the Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or to a person to whom the document may otherwise lawfully be issued or passed on.

  The International Underwriters and the U.S. Underwriters have informed the Company that they do not intend to confirm sales of the shares of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

  Furman Selz LLC and certain affiliates of J.P. Morgan Securities Inc. and Merrill Lynch have been engaged from time to time (including, in the case of J.P. Morgan Securities Inc., at the present time), and may in the future be engaged, to perform banking, advisory-related and/or other services to the Company and its affiliates in the ordinary course of business. In connection with rendering such services, such Underwriters receive customary compensation, including reimbursement of related expenses.

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 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Summary...................................................................    3
Risk Factors..............................................................    7
Background of the Company.................................................   16
Use of Proceeds...........................................................   17
Capitalization............................................................   18
Dividend Policy...........................................................   19
Selected Consolidated Financial Data......................................   20
Unaudited Pro Forma Financial Information.................................   22
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   28
The Industry..............................................................   39
Business..................................................................   41
Management................................................................   59
Description of Capital Stock..............................................   73
Ownership of Voting Securities............................................   74
Financing Arrangements....................................................   82
Certain Transactions......................................................   84
Shares Eligible for Future Sale...........................................   88
Underwriting..............................................................   89
Legal Matters.............................................................   93
Experts...................................................................   93
Available Information.....................................................   93
Index to Financial Statements.............................................  F-1

                                ---------------

 UNTIL DECEMBER 7, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
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-------------------------------------------------------------------------------
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                               9,000,000 SHARES

                      [LOGO OF METRO-GOLDWYN-MAYER INC.]

                           METRO-GOLDWYN-MAYER INC.

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                          MERRILL LYNCH INTERNATIONAL

                          J.P. MORGAN SECURITIES LTD.

                      BEAR, STEARNS INTERNATIONAL LIMITED

                                  FURMAN SELZ

                               NOVEMBER 12, 1997

-------------------------------------------------------------------------------
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

Front Page:
----------

Text reading "MGM PROUDLY PRESENTS THE FUTURE OF ENTERTAINMENT" below which is the Metro-Goldwyn-Mayer "Lion" logo: a roaring lion encircled by a banner of film, on which is written "ARS GRATIA ARTIS".

Left Front Gatefold:
-------------------

Text reading "MGM NOW HAS THE LARGEST POST-1948 FILM LIBRARY IN THE WORLD WHICH HAS RECEIVED 186 ACADEMY AWARDS (r)" to the left of which is a wall of movie posters with the following titles visible: The Apartment; The French Lieutenant's Woman; Bill & Ted's Excellent Adventure; Blue Sky; Dirty Rotten Scoundrels (remake); The Pink Panther; A View to a Kill; Mermaids; Robocop 3; The Great Escape; Married to the Mob; Robocop; A Shot in the Dark; Rocky; Some Like it Hot; The Birdcage; Get Shorty; Raging Bull; The Pink Panther Strikes Again; A Fish Called Wanda; Leaving Las Vegas; Rainman; License to Kill; Rob Roy; Rocky III; Fiddler on the Roof; Coming Home; The Woman in Red; The Good, The Bad, and The Ugly; Species; Annie Hall; Dances with Wolves; The Silence of the Lambs; West Side Story; Thelma and Louise; In the Heat of the Night; Baby Boom; Mississippi Burning; The Living Daylights; Robocop 2; Robocop; The Deer Hunter; Rocky IV; Bull Durham; All Dogs go to Heaven; Throw Momma From the Train; Moonstruck; Marty; and Tom Jones.

Right Front Gatefold:
---------------------

Text reading "THE LONGEST RUNNING FILM SERIES IN MOTION PICTURE HISTORY" underneath which is a large picture of the movie poster of "Tomorrow Never Dies," smaller pictures of other movie posters from the James Bond series of movies, and a picture of Roger Moore, Sean Connery and Pierce Brosnan, with their names in text beside their images.

Back Gatefold:
--------------

Text reading "GET READY FOR ACTION... ADVENTURE... COMEDY... ROMANCE... DRAMA... SUSPENSE... "below which are large pictures of movie posters for the following movies: Hoodlum; The Man in the Iron Mask; Red Corner; Species II; and Tomorrow Never Dies.

Back Page:
----------

A wall of pictures containing images and titles from the following television series and specials: Poltergeist: The Legacy; The Outer Limits; Fame L.A.; Stargate SG-1; Creature; National Enquirer Presents 25 Years of Scandals; The Magnificent 7; and 12 Angry Men. The "Lion" logo is far in the distance.